Form 20-F
period 2002-03-31
LION BIOSCIENCE AG
filed 2002-06-18
CIK 1106774

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                    FORM 20-F

       |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       OR
                |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2002
                                       OR
              |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE TRANSITION PERIOD FROM ____TO ____

                        COMMISSION FILE NUMBER: 000-30850
                       LION BIOSCIENCE AKTIENGESELLSCHAFT
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                           FEDERAL REPUBLIC OF GERMANY
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)
                                WALDHOFER STR. 98
                               D-69123 HEIDELBERG
                           FEDERAL REPUBLIC OF GERMANY
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

  TITLE OF EACH CLASS                              NAME OF EACH EXCHANGE
                                                    ON WHICH REGISTERED
        NONE                                                N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, no par value, but with a notional value of (euro) 1.00 per share.
                            -------------------------
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
                            -------------------------
The number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2002: 19,870,175 ordinary shares, no par value but with a notional value of (euro) 1.00 per share.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes |X| No |_|
Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 |_| Item 18 |X|

                                TABLE OF CONTENTS
================================================================================
                                                                            PAGE
PART I

Item 1:   Identity of Directors, Senior Management and Advisers...............1

Item 2:   Offer Statistics and Expected Timetable.............................1

Item 3:   Key Information on the Company......................................1

Item 4:   Information on the Company..........................................17

Item 5:   Operating and Financial Review and Prospects........................39

Item 6:   Directors, Senior Management and Employees..........................54

Item 7:   Major Shareholders and Related Party Transactions...................60

Item 8:   Financial Information...............................................62

Item 9:   The Offer and Listing...............................................62

Item 10: Additional Information...............................................64

Item 11: Quantitative and Qualitative Disclosure About Market Risk............74

Item 12: Description of Securities other than Equity Securities...............74

PART II  .....................................................................74

PART III

Item 17: Financial Statements.................................................74

Item 18: Financial Statements.................................................75

Item 19. Exhibits.............................................................75


     In this Form 20-F, references to "our company" are to LION bioscience AG, and references to "our", "we", or "us" are to LION bioscience AG and, unless the context otherwise requires, to its subsidiaries. References to "Trega" are to Trega Biosciences Inc., a corporation having its principal place of business in San Diego, CA, USA, and, unless the context otherwise requires, to its subsidiaries. We acquired Trega effective March 14, 2001. References to "NetGenics" are to NetGenics, Inc., a corporation having its principal place of business in Cleveland, OH, USA, and, unless the context otherwise requires, to its subsidiaries. We acquired NetGenics effective January 30, 2002. Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our consolidated financial statements are expressed in euro, the currency of the European Economic and Monetary Union, which was introduced on January 1, 1999. In this annual report, references to "euro" or "(euro)" are to euro, references to "DM" are to Deutsche Mark and references to "U.S. dollars", "U.S.$" or "$" are to United States dollars. Our financial year ends on March 31 of each year. References to any financial year or to " FY" refer to the year ended March 31 of the calendar year specified.

     All share and related information in this annual report regarding shares of our company has been adjusted to give effect, retroactively, to a share split effected by our company on June 28, 2000.

FORWARD LOOKING STATEMENTS

     This annual report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by and information currently available to us. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intend", "plan", and "project", and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by these forward-looking statements, including, among others, changes in general economic and business conditions, delays in R&D efforts and product releases, introduction of competing products or services by other companies, lack of acceptance of new products, solutions or services by our targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3: KEY INFORMATION ON THE COMPANY

SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

     The table below presents our selected historical consolidated financial data derived from our historical consolidated financial statements for the periods indicated. You should read this selected consolidated financial data in conjunction with our audited consolidated financial statements, the related notes and "Item 5: Operating and Financial Review and Prospects", all of which appear elsewhere in this annual report.

     The selected historical financial data for the financial years ended March 31, 1998, 1999, 2000, 2001, and 2002 were derived from our audited consolidated financial statements for these periods. Our audited consolidated financial statements for these periods have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Deutsche Allgemeine Treuhand AG, Wirtschaftsprufungsgesellschaft, independent auditors.

     Our consolidated financial statements are expressed in euros, the currency of the European Economic and Monetary Union. The euro was introduced on January 1, 1999. Before March 31, 2000, our financial statements were prepared in Deutsche Mark. After that date, our consolidated financial statements have been prepared in euros. All Deutsche Mark amounts appearing in or derived from our consolidated financial statements have been translated into euros at the official fixed exchange rate of (euro) 1.00 = DM 1.95583.

     For convenience, this annual report contains translations of euro amounts into U.S. dollars at the rate of (euro) 1.00 = $0.8717, the noon buying rate published by the Federal Reserve Bank of New York for euros on March 29, 2002. The noon buying rate for euros on June 14, 2002 was (euro) 1.00 = $ 0.9448. For more information regarding exchange rates, see the section entitled "- Exchange Rate Information" below.

     For all periods, we have presented our consolidated financial statements and selected consolidated financial data including the accounts of us and all of our wholly-owned subsidiaries. Our consolidated balance sheet as of March 31, 2002 was prepared by translating dollar amounts into euro amounts at the rate of
(euro) 1.00 = $0.8724, the exchange rate published by the European Central Bank on March 29, 2002. Note II to our audited consolidated financial statements explain the methods used to prepare this financial data.

     On March 14, 2001, our company acquired Trega Biosciences Inc., a corporation located in San Diego, California, whose common stock was listed on the Nasdaq National Market. We consolidated Trega's accounts commencing on March 31, 2001 under the purchase method. Trega's most recent fiscal year prior to the acquisition ended on December 31, 2001. Trega's operations for the interim period from March 14 through March 31 were not included in our statement of operations for FY 2001 but were fully included in our statement of operations for FY 2002.

     On January 30, 2002, our company acquired NetGenics Inc., a corporation having its principle place of business in Cleveland, Ohio. We consolidated NetGenics' accounts commencing on January 31, 2002 under the purchase method. NetGenics' operations for the period from January 31, 2002 through March 31, 2002 were included in our statement of operations for FY 2002.

                           CONSOLIDATED FINANCIAL DATA

                                                          AS OF AND FOR THE FISCAL YEAR ENDED MARCH 31(1)

                                                     1998      1999      2000       2001       2002    2002(2)
                                                     ----      ----      ----       ----       ----    -------
                                                   ((EURO))  ((EURO))  ((EURO))   ((EURO))   ((EURO))    ($)
                                                              (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

SELECTED CONSOLIDATED STATEMENT OF
OPERATIONS DATA
Revenues:
     Research and development fees............         109     3,730      6,509    14,495     21,182   18,465
     Licensing fees...........................         818       889      3,678     8,780     19,198   16,734
                                                    ------    ------     ------    -------    ------   ------
          Total revenues......................         927     4,619     10,187    23,275     40,380   35,199
Costs and expenses:
     Research and development.................         989     4,872     12,394    26,872     53,947   47,025
     Selling                                           125       445      1,795     5,719     12,874   11,222
     General and administrative...............         874     2,363      4,967     7,501     18,737   16,333
     Other operating income and expenses......          --       (84)       542      (727)    (1,104)    (962)
     Depreciation and amortization............         459     1,333      3,061     4,218     13,160   11,471
     Conversion of preferred into common
        shares................................         --         --         --     8,743       --       --
                                                    ------    ------     ------    -------    ------   ------
          Total costs and expenses............       2,446     8,929     22,759    52,326     97,614   85,089
                                                    ------    ------     ------    -------    ------   ------
Loss from operations..........................     (1,519)    (4,310)   (12,572)  (29,051)   (57,234) (49,890)
Interest income/(expense), net................        (28)      (200)         8     5,234      6,302     5,493
     Results from marketable securities
        and other long-term investments.......         --         --         --        --     (3,493)  (3,045)
Tax expense...................................         --         --        (21)     (127)      (261)    (227)
                                                    ------    ------     ------    -------    ------   ------
Net loss .....................................     (1,547)    (4,510)   (12,585)  (23,944)   (54,686) (47,669)
                                                    ======    ======     ======    =======    ======   ======
Preferred share dividends.....................        (19)       (55)       (99)      (25)       --       --
Deemed preferred stock dividend...............         --         --         --   (14,410)       --       --
                                                    ------    ------     ------    -------    ------   ------
Net loss attributable to ordinary
   shareholders after deemed preferred
   stock dividend.............................     (1,566)    (4,565)   (12,684)  (38,379)  (54,686) (47,699)
                                                    ======    ======     ======    =======    ======   ======
Basic and diluted net loss per
   ordinary share after preferred and
   deemed preferred stock dividend(3).........      (0.37)     (1.01)     (1.97)    (2.52)    (2.89)   (2.52)
                                                    ======    ======     ======    =======    ======   ======

SELECTED CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents.....................        516        685      6,648    67,197     19,184   16,722
Property, plant and equipment, net............      2,128      4,518      7,398    16,896     18,138   15,811
Marketable securities.........................        --         --         --    114,139    104,839   91,387
Long-term investments, at cost................        --         --      13,080    19,695     10,760    9,379
Total assets .................................      3,199      9,071     31,495   277,871    237,990  207,453
Short-term borrowings.........................        243      1,753        --        --        --       --
Deferred income...............................        --         757      3,503     6,877      4,644    4,048
Long-term debt................................        --       3,334      4,641     3,129      2,560    2,232
Shareholders' equity/(deficit)................        754     (2,380)    16,616   241,978    217,106  189,249
SELECTED CONSOLIDATED CASH FLOW STATEMENT DATA
Net cash (used in) operating activities.......     (1,221)    (3,083)    (4,687)  (13,381)   (51,500) (44,892)
Net cash (used in) provided by investing
  activities..................................     (2,456)    (4,643)   (20,033) (127,917)     5,044    4,397
Net cash (used in) provided by financing
  activities..................................      4,193      7,947     30,509   201,522     (1,586)  (1,382)


     (1) Columns may not add due to rounding.
     (2) Converted from euro into dollars at an exchange rate of (euro) 1.00 =
     $0.8717 which was the noon buying rate on March 29, 2002. (3) Net loss per share data for FY 1998, FY 1999 and FY 2000 assume that 4,200,000, 4,487672 and 6,433,882 shares, the weighted number of shares outstanding immediately prior to our initial public offering in August 2000, after giving effect to the stock-split, were outstanding for the respective periods presented.
     During FY 2001, the weighted average number of our company's shares outstanding was 15,247,146 (non-diluted and fully diluted). During FY 2002, the weighted average number of our company's shares outstanding was 18,940,029 (non-diluted and fully diluted). At March 31, 2002, the number of our company's shares outstanding was 19,870,175.


EXCHANGE RATE INFORMATION

     Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our company's ordinary shares or American Depositary Shares traded in the United States, each representing one ordinary share ("ADSs"), on conversion of dividends, if any, paid in euro on the shares and will affect the U.S. dollar price of the ADSs on the Nasdaq National Market.

     Since the euro did not exist prior to January 1, 1999, we cannot present actual exchange rates between the euro and the U.S. dollar for earlier periods in our audited consolidated financial statements and in the other financial information discussed in this annual report. To enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average exchange rates of U.S. dollars per euro for the periods shown. For all periods prior to the creation of the euro on January 1, 1999, this information has been calculated using the Federal Reserve Bank of New York's noon buying rates for the Deutsche Mark per $1.00 for each period, as translated into euro at the official fixed rate of (euro) 1.00 = DM 1.95583. The average is computed using the Federal Reserve Bank of New York's noon buying rate for the Deutsche Mark, for periods prior to January 1, 1999, and for the euro, for periods after January 1, 1999, on the last business day of each month during the period indicated.

                 AVERAGE EXCHANGE RATES OF U.S. DOLLARS PER EURO

                                     AVERAGE

     Financial year ended March 31, 1998 ............................... 0.9100
     Financial year ended March 31, 1999 ............................... 0.8915
     Financial year ended March 31, 2000 ............................... 1.0235
     Financial year ended March 31, 2001 ............................... 0.9114
     Financial year ended March 31, 2002 ............................... 0.8800

     The table below shows the high and low exchange rate of U.S. dollars per euro for each of the six months from December 2001 to May 2002:

                 RECENT EXCHANGE RATES OF U.S. DOLLARS PER EURO

                                                              HIGH        LOW

December 2001...........................................     0.9044      0.8873
January 2002............................................     0.9031      0.8605
February 2002...........................................     0.8778      0.8613
March 2002..............................................     0.8836      0.8652
April 2002..............................................     0.9028      0.8750
May 2002................................................     0.9387      0.9032

The noon buying rate on June 0, 2002 was (euro) 1.00 = $0.9446.

RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The occurrence of any of the following events could harm us. If these events occur, the market price of our company's shares or ADSs could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we currently deem immaterial may also harm us and affect your investment.

RISKS RELATING TO OUR BUSINESS

     WE HAVE INCURRED NET LOSSES TO DATE AND MAY NOT BECOME PROFITABLE.

     Our company was formed on March 4, 1997 and has a limited operating history. Our consolidated net losses amounted to (euro) 54.69 million in our fiscal year ended March 31, 2002, (euro) 23.94 million in our fisCAL year ended March 31, 2001, and (euro) 12.59 million in our fiscal year ended March 31, 2000. We expect that we will continue to incur net losses for the foreseeable future. These losses may increase as we expand our investments in new product and solution development and in our sales and marketing operation. As an early stage business, we face significant and potentially costly challenges in simultaneously expanding our operations, pursuing key R&D goals and attracting customers for our products and services. As a result, we may not become profitable in the future. Even if we become profitable, we may not be able to maintain profitability, as our results of operations are, and will continue to be, difficult to predict and may vary from quarter to quarter.

     THE GOODWILL THAT WE HAVE RECORDED AS A RESULT OF OUR ACQUISITIONS OF TREGA AND NETGENICS MAY BECOME IMPAIRED. AS A RESULT, WE MAY HAVE TO RECORD AN AMORTIZATION EXPENSE CORRESPONDING TO THIS IMPAIRMENT.

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". This standard changes the accounting for goodwill and other intangible assets by, among other things, requiring companies to cease amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. In lieu of amortization, we are required to perform an impairment review of our goodwill during each financial year and at other times during the financial year when indicators of impairment exist. In accordance with SFAS No. 142, we have adopted this statement effective April 1, 2001 and have not amortized the goodwill created by our acquisitions of Trega and NetGenics. As of March 31, 2002, we have recorded goodwill in the aggregate amount of (euro) 58.6 million.

     We assess the impairment of this goodwill whenever events or changes in circumstances indicate that this carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

     o   a significant decline in our share price for a sustained period;
     o   our market capitalization relative to our net book value;
     o a significant underperformance by us relative to expected historical or projected future operating results;
     o significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
     o   significant negative industry or economic trends.

     If we determine, based on a future review of these factors, that this goodwill is impaired, we will have to record an amortization expense corresponding to this impairment, which could have a material adverse effect on our results of operations. We expect to conduct our next impairment review in connection with the preparation of our results of operations for the first quarter of FY 2003.

     WE MUST RETAIN EXISTING CUSTOMERS, ADD NEW CUSTOMERS AND ACHIEVE MILESTONES UNDER EXISTING CUSTOMER CONTRACTS IF WE ARE TO ACHIEVE OUR GOALS.

     We have a small number of customers, the revenues from which offset only a portion of our expenses. In order to generate significant additional revenues, we must retain our existing customers and add additional customers. Our ability to do so depends upon our customers' continued belief that our products, solutions and services can help accelerate their life science research and development, or R&D, activities, particularly in the areas of drug discovery and development. We must also expand our existing customer relationships to include new products, solutions and services. Although many of our customer agreements have multi-year terms, we cannot assure you that any of them will be renewed upon expiration or that our customers will not terminate them on short notice. Nor can we assure you that our existing customers will enter into new agreements with us for additional products, solutions or services.

     In addition, future revenues under our customer agreements may depend in whole or in part upon our ability to meet milestones set out in those agreements. We may not meet these milestones on a timely basis or at all. We will not receive milestone payments if we fail to meet any of these milestones and this failure could result in the termination of one or more of these agreements. The failure to receive milestone payments or the termination of an agreement with a customer could adversely affect our business.

     For example, pursuant to our development agreement as amended with Bayer AG we are required to achieve certain milestones in developing an integrated pharmacophore and informatics technology platform for Bayer. Bayer did not accept the deliverables under the first milestone. As a result, we agreed with Bayer to amend the development agreement by revising the original milestone requirements and dates as well as the original payment schedule. Under this agreement, as amended, we were required to achieve a new milestone by April 1, 2002. Thereafter a new milestone is due every six months except that the final milestone will be due on December 1, 2003. Bayer will make future milestone payments under the development agreement, as amended, subject to its acceptance of the key milestone deliverables. Bayer is entitled to withhold milestone payments, except for payment of our management fee, and to terminate the development agreement if we do not achieve the deliverables due under the development agreement as amended.

     We did not achieve certain deliverables due under the April 1, 2002 milestone. As a result, Bayer is entitled to withhold the corresponding milestone payment in the amount of $2 million. Bayer has agreed in principle to extend the due dates for these and other deliverables under the April 1, 2002 milestone based on a schedule of consecutive due dates, with delivery of a critical set of deliverables due in August 2002 and the final deliverables under the April 1, 2002 milestone now due in October 2002. If we do not make satisfactory progress in achieving the deliverables when due under this schedule Bayer may terminate the development agreement as a result of our failure to achieve the April 1, 2002 milestone. The failure to receive milestone payments or the termination of our development agreement with Bayer would have a material adverse effect on our business.

     OUR BUSINESS REQUIRES THE FORMATION AND MAINTENANCE OF ALLIANCES WITH OTHER COMPANIES. IF WE ARE UNABLE TO FORM AND MAINTAIN THESE ALLIANCES, OUR ABILITY TO COMPETE WILL SUFFER AND OUR BUSINESS WOULD BE HARMED.

     Our success depends on our ability to establish and maintain existing and new alliances and licensing arrangements with customers, strategic partners and academic collaborators. We may not be able to establish additional alliances or licensing arrangements on terms acceptable to us or at all. If we do establish these relationships, we cannot assure you that we will be successful. We cannot control the amount and timing of resources our partners or collaborators devote to our programs, products or services.

     For example, we have entered into relationships with various companies, including in particular IBM, Paradigm Genetics, GeneProt and Tripos, to jointly develop and market new software products or solutions. Under our collaboration with Tripos, we have outsourced certain projects of our development agreement as amended with Bayer to Tripos' United Kingdom subsidiary, Tripos UK. In order to perform our obligations under the development agreement, as amended, including achieving the deliverables and milestones thereunder, such as certain of the deliverables under the April 1, 2002 milestone, we require the cooperation of Tripos UK in accordance with the terms of our project agreement, as amended, with Tripos UK.

     Our joint development and marketing relationships can be difficult to implement and may not succeed for various reasons, including:

     o operating differences between the companies or between their respective employees;

     o   financial difficulties experienced by the partners;

     o difficulties in coordinating product or solution development, sales and marketing efforts;

     o technical obstacles to combining existing software products or solutions or developing new compatible products or solutions; and

     o the need to divert significant management attention, technical and sales personnel and capital to these relationships.

     There can be no assurance that these joint development and marketing relationships will lead to successful new products, greater market penetration or increased revenue for us. Should these joint developments efforts fail, amounts we have invested, including equity investments, may not be recoverable, and we may not be able to deliver products or solutions to our customers, which may result in adverse effects on our financial position and results of operations. The failure of any of our partners or collaborators to assist in continuing to develop and commercialize our products or services would likely result in a reduction of our net sales and would harm our business and results of operations.

     WE DEPEND ON A FEW KEY CUSTOMERS, AND OUR REVENUE COULD BE NEGATIVELY AFFECTED BY THE LOSS OR EARLY TERMINATION OF A CONTRACT WITH ONE OF THESE CUSTOMERS.

     We derive a significant portion of our revenue from a small number of customers. For example, Bayer accounted for approximately 46% of our revenues in FY 2002 and approximately 60% of our revenues in FY 2001. Although we generally have multi-year contracts with our customers, our customers may cancel their contracts on short notice, including in circumstances where we fail to accomplish contractual milestones. Our operating results would be adversely affected if one or more of our key customers were to unexpectedly discontinue or significantly reduce the use of our products, solutions or services.

     IF WE CANNOT FIND A COLLABORATOR FOR OUR INTERNAL DRUG DISCOVERY ACTIVITIES, WE MAY NOT BE ABLE TO RECOVER OUR EXPENSES, INCLUDING IN PARTICULAR OUR R&D EXPENSES, RELATED TO THESE ACTIVITIES AND MAY NOT REALIZE ANY FUTURE REVENUES OR ROYALTIES FROM R&D EFFORTS RELATED TO THESE ACTIVITIES.

     We have invested substantial efforts in our internal IT driven drug discovery activities, which we call iD3(TM), both at our San Diego, California, and our Heidelberg, Germany, facilities, in particular related to nuclear receptor research. As a result, we have incurred substantial expenses related to this R&D effort. In addition, prior to our acquisition of Trega, Trega invested substantial efforts into researching and developing melanocortin related compounds as part of Trega's internal drug discovery activities. As a result, Trega incurred substantial expenses related to this R&D effort.

     We have made the strategic decision to seek a collaborator or investor for our internal drug discovery efforts. We intend to collaborate with one or more life sciences companies on value-added research projects that would utilize the IT driven drug discovery approach of our iD3(TM) activities. We may contribute the resources, know-how and intellectual property of our iD3(TM) activities to this collaboration. If we are unsuccessful in finding a collaborator or in entering into such a collaboration, we will seek to license or sell the intellectual property created through our internal drug discovery activities. If we cannot find such a collaborator or investor or reach mutually acceptable license or sales terms, including royalty and license fees with respect to our own R&D efforts to be paid by this collaborator, we may not be able to recover the R&D expenses we incurred with respect to these internal R&D activities and we may not realize any future revenues or royalties from these R&D efforts.

     OUR BUSINESS MODEL AND STRATEGY IS NOVEL AND LARGELY UNPROVEN. IF OUR BUSINESS MODEL PROVES UNSUCCESSFUL, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WILL SUFFER.

     We have only recently introduced our IT products, solutions and professional services and commenced our drug discovery efforts. In addition, we recently refined our strategy and business model. The success of our business model and strategy will depend on:

     o our ability to develop and market IT solutions based on our technologies, in particular a modular data and application integration platform and to create a knowledge management and decision support environment for the R&D processes of life sciences companies;

     o the degree to which the life sciences industry adopts our Life Science Informatics products, solutions and services in its R&D process; and

     o the performance of our technologies, solutions, products and services in accelerating the drug discovery process and the acceptance of these technologies, solutions, products and services.

     We may also pursue unpromising technologies at the expense of more promising ones. The addition of new products, solutions and services will add further complexity to our organization and thus require additional management attention and resources as new markets are addressed.

     TERRORIST ATTACKS COULD ADVERSELY IMPACT OUR BUSINESS.

     Further terrorist attacks like those of September 11, 2001 could damage the world economy and adversely affect our customers' investment and purchase decisions over an extended period of time. As a vendor of software solutions, which are effectively capital goods, we operate in a sector of the economy that may be impacted by the effects of any such attack.

     REVENUE RECOGNITION ACCOUNTING PRONOUNCEMENTS MAY AFFECT OUR POLICIES ON RECOGNITION OF REVENUE.

     In October 1997, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 97-2, as amended by Statement of Position No. 98-4 and Statement of Position No. 98-9 (together, "SOP 97-2"), which provides guidance on applying U.S. generally accepted accounting principles for software revenue recognition transactions. In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides the SEC's interpretations of existing revenue recognition rules. In addition, the SEC issued a Frequently Asked Questions and Answers document in October 2000 to provide additional details. We believe that our accounting policies are in accordance with SOP 97-2 and SAB 101. However, the accounting profession continues to review certain provisions of SOP 97-2 and SAB 101, with the objective of providing additional guidance on implementing these provisions. Depending upon the outcome of these reviews and the issuance of implementation guidelines and interpretations, we may be required to modify our revenue recognition policies and business practices. Our existing revenue recognition policies are described under "Item 5: Operating and Financial Review and Prospects - Overview" and in note II of our consolidated financial statements included in "Item 18: Financial Statements" of this Annual Report.

     OUR MANAGEMENT'S USE OF ASSUMPTIONS AND ESTIMATES MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL POSITION.

     Our financial statements are based upon the accounting policies as described in note II of our consolidated financial statements and included in "Item 18. Financial Statements" in this Annual Report on Form 20-F. Such policies may require management to make significant estimates and assumptions. Facts and circumstances which management uses in making estimates and judgments may change from time to time and may result in significant variations, including adverse effects on our results of operations or financial condition. For a description of these critical accounting policies, see "Item 5. Operating and Financial Review and Prospects - Critical Accounting Policies".

     OUR INTERNAL RISK MANAGEMENT POLICIES AND PROCEDURES MAY NOT BE SUFFICIENT FOR US TO IDENTIFY, ANALYZE AND RESPOND APPROPRIATELY IN A TIMELY MANNER.

     We have established a risk management process to recognize and analyze risks early and respond appropriately. These mechanisms include recording, monitoring and controlling internal enterprise processes using internal reporting functions, an internal controlling system and a planning process. Further elements of these processes include comprehensive published reports and the work of our company's supervisory board in monitoring and controlling our company's management board. We cannot assure you that all risks will be identified, analyzed or responded to appropriately in a timely manner, especially those which are outside of our control.

     OUR COMPETITIVE POSITION MAY DEPEND ON PATENT, COPYRIGHT, AND LICENSE PROTECTION. IF THIS PROTECTION IS NOT SUFFICIENTLY AVAILABLE, OUR BUSINESS WILL BE HARMED.

     Our ability to compete and achieve profitability may be affected by our ability to protect our proprietary technology and other intellectual property. While we currently depend primarily on revenues from our Life Science Informatics, or LSI(TM), business, obtaining patent protection may also be important for our iD3(TM) activities. We currently pursue copyright and patent protection for improvements of our SRS data integration technology, our DiscoveryCenter(TM) data and application integration technology as well as our iDEA(TM) predictive ADME simulation system, and compounds and our other efforts relating to nuclear receptor research and development.

     Patent law affecting our business is uncertain and, as a result, we may not be able to prevent competitors from developing similar subject matter. Any issued patents that cover our proprietary technologies may not provide us with substantial protection or be commercially beneficial to us. Issuance of a patent is not conclusive as to its validity, enforceability or its scope. In addition, disputes may arise between us and our collaborators over ownership rights to intellectual property, know-how or technologies developed jointly with these collaborators or arrangements with collaborators may require us to provide identical technologies, compounds or information to multiple parties.

     Patents may not issue from our pending or future patent applications. In addition, because patent applications in some jurisdictions, including the United States, are maintained in secrecy until patents issue, third parties may have filed patent applications for technology that we use or that is covered by our pending patent applications without us being aware of these applications.

     We are also dependent on protecting, through copyright law and contractual licensing agreements, our products and services, such as our LSI(TM) systems, including our SRS data integration technology, our DiscoveryCenter(TM) data and application integration technology and our iDEA(TM) predictive ADME simulation systems, to prevent other organizations from copying and reselling them. Copyright law and licensing law currently provides uncertain protections for some of our products and technologies. We are therefore uncertain whether it can prevent copying or resale of them. Changes in copyright law, licensing law or patent law could reduce the extent to which we are able to protect our intellectual property, which could harm our business.

     We are also the licensee or exclusive licensee of proprietary technology and other intellectual property of third parties that we rely on for our business. We have only limited control over these licensors and cannot assure you that these licensors have complied with and continue to comply with their contractual obligations and the license restrictions under these licensing arrangements. In the absence of this compliance, our commercial opportunities may be reduced and we may incur substantial costs in seeking to enforce or protect our rights under these licenses.

     The protection of our intellectual property and licenses may require us to pursue others, such as our licensees or licensors or other third parties, including through costly infringement or breach of license litigation or similar proceedings, to enforce our intellectual property rights or to invalidate intellectual property rights or licenses claimed by others. We cannot predict the outcome and effectiveness of this litigation in protecting our intellectual property and licenses due to the uncertainty surrounding the applicable copyright, licensing and other intellectual property law. In addition, the cost to us of this litigation could be substantial, could be protracted and may absorb significant management time. Moreover, pursuing this litigation may not be an effective deterrent against the unauthorized use of our intellectual property or breach of our licenses.

     The pendency of any infringement litigation and our failure or inability to enforce or protect our intellectual property rights and licenses would have a material adverse effect on our business.

     OUR BUSINESS REQUIRES PERSONNEL WITH SUBSTANTIAL SCIENTIFIC AND MANAGEMENT EXPERTISE. IF WE ARE UNABLE TO HIRE OR RETAIN PERSONNEL WITH THE REQUISITE EXPERTISE, OUR BUSINESS COULD SUFFER.

     Our products and services are highly technical. As a result, our key personnel must have specialized training or advanced degrees in order to develop and refine these products and services. There is a shortage of qualified scientific, management and software and IT development personnel who possess the technical background necessary to adequately understand and improve our products, solutions and services.

     We are highly dependent on the principal members of our scientific and management staff, particularly Dr. Friedrich von Bohlen und Halbach, our company's chief executive officer, and Dr. Thure Etzold, the chief executive officer of our subsidiary LION bioscience Ltd. Dr. Etzold developed and optimized the original SRS data integration system and has been in charge of our improvements of this system. Dr. von Bohlen und Halbach has entered into an employment agreement with our company that currently extends to 2007. Dr. Etzold has entered into an employment agreement with our company of indefinite duration, which may be terminated by either party upon one year's prior notice. Other members of our staff are also important to the development of the products, solutions and services required to implement our business plan. The loss of any of these persons' expertise would be difficult to replace.

     Competition for the highly qualified personnel we require is intense, particularly in the areas of information technologies and life sciences. We compete for these persons with pharmaceutical and other biotechnology companies, software firms, academic institutions and government entities. The process of hiring suitably qualified personnel is often lengthy. We have in the past experienced, and may in the future experience, difficulties in recruiting the personnel our business requires on a timely basis. Any loss of the services of key personnel, or any inability to attract and retain the additional employees with the necessary expertise, could have a material adverse effect on our business.

     THE LENGTH OF TIME BETWEEN OUR INITIAL CONTACT WITH A CUSTOMER AND CONCLUSION OF A SIGNED AGREEMENT CAN BE LENGTHY. AS A RESULT, WE MAY SPEND CONSIDERABLE RESOURCES ON UNSUCCESSFUL SALES EFFORTS OR MAY NOT BE ABLE TO MAKE SALES ON THE SCHEDULE ANTICIPATED. IF WE DEVOTE EXTENSIVE RESOURCES TO GENERATE SALES THAT DO NOT MATERIALIZE, OUR REVENUES COULD FALL BELOW EXPECTATIONS, CAUSING OUR COMPANY'S ADS OR SHARE PRICE TO SUFFER.

     Our ability to obtain new customers for our products and services depends on our customer's belief that we can help accelerate their life science R&D efforts, particularly in the area of drug discovery and development. The length of time between our initial contact with a customer and conclusion of a signed agreement can be lengthy because our solutions, products and services are complex and cut across many aspects of a potential customer's organization. We therefore need to educate a variety of constituencies within potential customers about the benefits of our products and services in order to make a sale. In addition, many of the agreements that we enter into involve the negotiation of individual terms. We may therefore expend substantial funds and management effort with no assurance that an agreement will result.

     WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR PLANNED EXPANSION, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND STRAIN OUR EXISTING RESOURCES.

     Since our formation, we have experienced significant growth in the scope of our operations and the number of our employees. Our ability to further manage our growth effectively will depend on our ability to further strengthen our management team and our ability to attract and retain skilled employees. Our success will also depend on the ability of our management and key employees to continue to implement and improve our operations, management information and financial control systems and to expand, train and manage our work force. In addition, we must continue to take steps to provide resources to support our customers as their numbers increase. For example, we continue to organize and expand our LSI(TM) development, sales and marketing organization, particularly in the United States, and our customer support resources. This organization and expansion will require the employment of additional personnel with the requisite skills, particularly technical skills, to develop, market and sell our products, solutions and services, provide customer support and negotiate agreements with customers. Furthermore, our business partners typically have worldwide operations and may require support at multiple sites in different countries. The expansion of our LSI(TM) development, sales and marketing organization and the provision of additional customer support could result in additional burdens on our systems and resources. If we are unable to manage our growth effectively, our financial condition and results of operations could be materially and adversely affected.

     OUR STRATEGY CONTEMPLATES FUTURE INVESTMENTS, WHICH MAY ABSORB SIGNIFICANT RESOURCES. IF THESE INVESTMENTS ARE UNSUCCESSFUL, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WILL SUFFER.

     As part of our strategy, we expect to pursue investments and other relationships and alliances. Transactions of this sort may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuances of equity securities and expenses that could have a material adverse effect on our financial condition and results of operations. In addition, we have limited experience in concluding investments and similar transactions, and it may be difficult for us to complete such transactions quickly and to integrate these businesses efficiently into our current business. We may face difficulties in the assimilation of new technologies, the diversion of resources from our existing business, the maintenance of uniform standards, controls and procedures, and the impairment of relationships with our customers and employees. Any of these difficulties may ultimately have a negative impact on our business, financial condition and results of operations.

     SOME OF OUR LSI(TM) PRODUCTS OR SOLUTIONS REQUIRE THIRD PARTY SOFTWARE AND DATABASES COMPONENTS. IF WE ARE UNABLE TO PROCURE LICENSES FOR THE USE OF THESE THIRD PARTY SOFTWARE AND DATABASE COMPONENTS FOR OUR CUSTOMERS OR IF OUR CUSTOMERS CANNOT OBTAIN THESE LICENSES DIRECTLY FROM THESE THIRD PARTIES, OUR BUSINESS COULD SUFFER.

     Some of our LSI(TM) products, including our iDEA(TM) predictive ADME simulation system, our DiscoveryCenter(TM) data and application integration system and our bioSCOUT(R) software, require third parTY software or databases components. If we are unable to continue licensing the use of these third party software and database components to our customers or if our customers cannot obtain these licenses directly from these third parties, we may be required to develop these software or database components by ourselves, which would delay our marketing and selling efforts with respect to these products, which would have a material adverse effect on our business.

     BECAUSE OUR PRODUCTS AND SOLUTIONS ARE IMPORTANT TO THE R&D PROCESSES OF OUR CUSTOMERS, WE COULD INCUR SUBSTANTIAL COSTS AS A RESULT OF WARRANTY OR PRODUCT LIABILITY CLAIMS.

     The use of our LSI(TM) products and solutions by customers in business-critical R&D applications and processes creates the risk that customers or other third parties may pursue warranty or other claims against us in the event of actual or alleged failures of our products, solutions or services provided by us. Any claim, regardless of its merits, could entail substantial expense and require the devotion of significant time and attention by key management personnel. In addition, certain of our Internet browser-enabled products include security features that are intended to protect the privacy and integrity of customer data. Despite these security features, our products may be vulnerable to break-ins and similar problems caused by Internet users, such as hackers bypassing firewalls and misappropriating confidential information. Such break-ins or other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our customers. Addressing problems and claims associated with such actual or alleged failures could have a material adverse effect on our business, financial position, results of operations or cash flows

     UNDETECTED ERRORS OR DELAYS IN NEW SOFTWARE PRODUCTS OR SOLUTIONS MAY RESULT IN INCREASED COSTS TO US AND DELAYED MARKET ACCEPTANCE OF OUR PRODUCTS.

     To achieve market acceptance, new LSI(TM) products or solutions and product or solution enhancements can require long development and testing periods, which may result in delays in scheduled introduction. Generally, new LSI(TM) products or solutions and enhancements may contain a number of undetected errors or "bugs" when they are first released. As a result, in the first year following the introduction of certain releases, we generally devote significant resources, primarily consulting and development services, to work with early customers to correct these errors. There can be no assurance, however, that all of these errors can be corrected to the customer's satisfaction, with the result that certain customers may bring claims for cash refunds, damages, or replacement software. Although we test each new product and solution and enhancement release before introducing it to the market, there can be no assurance that significant errors will not be found in existing or future releases of our LSI(TM) products or solutions, with the possible result that significant resources and expenditures may be required in order to correct such errors or otherwise satisfy customer demands. Significant undetected errors or delays in new LSI(TM) products or solutions or enhancements may affect market acceptance of our LSI(TM) products and solutions.

     COMPETITION FOR OUR PRODUCTS, SOLUTIONS AND SERVICES IS INTENSE. IF COMPETITORS DEVELOP PRODUCTS OR SOLUTIONS THAT ARE MORE COMPETITIVE THAN OURS, WE MAY LOSE SALES, AND OUR COMMERCIAL OPPORTUNITY MAY BE REDUCED OR ELIMINATED.

     The industry in which we operate is highly competitive and is characterized by extensive research efforts and rapid technological progress. We face and will continue to face, intense competition from the in-house software development teams of pharmaceutical and other life science companies as well as from a wide range of other competitors, such as third-party commercial software developers, bioinformatics, cheminformatics and genomics companies, universities and other academic research institutions, governmental agencies, as well as other life science companies, including some of our customers. Our competitors may develop products or solutions that are more effective and/or less costly than any of our current or future products and solutions.

     Many of our competitors have substantially greater capital resources, larger and more experienced R&D and other staffs, superior R&D facilities, greater experience in software development as well as drug development and in obtaining regulatory approvals, and greater marketing capabilities than we have.

     To remain competitive, we must expand and enhance the capabilities of our LSI(TM) products, solutions and professional services so that they remain more advanced than those of our competitors. We must also introduce enhancements and new systems, products and solutions faster than the potentially competing products, solutions and technologies of our competitors. If we are unable to do any of these things, our ability to obtain and retain revenues from customers would be adversely affected, and our commercial opportunity could be reduced or eliminated.

     OUR COMPETITIVE POSITION MAY DEPEND ON OUR ABILITY TO PROTECT TRADE SECRETS. IF WE ARE UNABLE TO PROTECT OUR TRADE SECRETS, OTHER COMPANIES MAY BE ABLE TO COMPETE MORE EFFECTIVELY AGAINST US, AND OUR BUSINESS COULD SUFFER.

     We rely on trade secret protection for our confidential and proprietary information and procedures. We currently protect such information and procedures as trade secrets through recognized practices, including confidentiality agreements with employees, consultants, collaborators and customers. These confidentiality agreements may be breached, however, and we may not have adequate remedies for any breach. In addition, these trade secrets may otherwise become known to or be independently discovered by competitors, through the defection of employees to competitors or otherwise. If our trade secrets were to become known to, or be independently discovered by competitors, we could face more intense competition and our business could suffer.

     WE MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES AND MAY BECOME INVOLVED IN EXPENSIVE INTELLECTUAL PROPERTY LITIGATION. ANY INTELLECTUAL PROPERTY LITIGATION COULD IMPOSE A SIGNIFICANT STRAIN ON OUR RESOURCES, AND A FINDING THAT WE HAVE INFRINGED THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES COULD REQUIRE US TO LIMIT OUR BUSINESS ACTIVITIES OR PAY DAMAGES OR LICENSE FEES. IN EITHER CASE, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD SUFFER.

     The intellectual property rights of companies operating in the life sciences industry are generally uncertain and involve complex legal, scientific and factual questions. Our success in the markets in which we operate may depend on our ability to operate without infringing the intellectual property rights of others and to prevent others from infringing our intellectual property rights.

     There has been substantial litigation regarding patents and other intellectual property rights in the life sciences industry. We may become a party to patent litigation or proceedings to determine our patent, copyright or other intellectual property rights with respect to third parties, including potentially our customers. Infringement proceedings may be necessary to establish which party was the first to discover such intellectual property. We may also become involved in patent copyright or other intellectual property right litigation against third parties to enforce our intellectual property rights, to invalidate intellectual property rights held by third parties, or to defend against similar claims by others. The cost to us of intellectual property rights litigation or similar proceeding could be substantial, and it may absorb significant management time. The pendency of any such intellectual property rights litigation may also adversely affect our company's ADS or share price. If infringement litigation against us is resolved unfavorably, we may be enjoined from providing some of our products or services without a license from a third party. We may not be able to obtain the requisite license on commercially acceptable terms or at all. Any of these outcomes could harm our business, financial condition and results of operations.

     WE RECEIVE GOVERNMENT SUBSIDIES AND GRANTS THAT DECREASE THE AMOUNT OF OUR REPORTED RESEARCH AND DEVELOPMENT EXPENSES. ANY FUTURE REDUCTION IN THE AMOUNT OF SUBSIDIES AND GRANTS WE RECEIVE WOULD HAVE THE EFFECT OF INCREASING THESE EXPENSES.

     As is the case with many other companies operating in the life sciences industry, our reported research and development expenses have been, and may be reduced, by the recognition of various existing or future subsidies and grants received or to be received from third parties, including governmental entities. The programs governing these subsidies and grants are subject to periodic review. If the relevant third parties were unable to provide anticipated funding on a timely basis or if existing government-funded programs were curtailed or discontinued, this occurrence could have a material adverse effect on our business, financial condition and results of operations. As the availability of this funding is outside our control, we cannot assure you that we will continue to benefit from this third party support, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to us as those we currently receive.

     WE OPERATE IN RAPIDLY EVOLVING MARKETS AND WE MAY HAVE TO CHANGE OUR BUSINESS MODE OR STRATEGY, PERHAPS MATERIALLY, TO ADAPT TO THE CHANGING NEEDS OF OUR CUSTOMERS. IF WE ARE UNABLE TO CHANGE OUR BUSINESS MODEL OR STRATEGY AS REQUIRED IN A TIMELY MANNER, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WILL SUFFER.

     We operate in rapidly evolving markets and we may have to change our business model or strategy, perhaps materially, to adapt to the changing needs of our customers. These changes may be rapid and significant and could materially affect how we operate. We cannot foresee these changes and may not be successful in changing our business model or strategy to meet the needs of our customers or markets. If we fail to modify our business model or strategy in response to these changes, our business could suffer. Changes in our business model or strategy may intensify the risks described in this annual report or subject us to new risks.

     WE MAY NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE. IF SUCH FUNDS ARE NOT AVAILABLE TO US, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD SUFFER.

     We believe that the net proceeds of our initial public offering, together with existing cash and marketable securities, will be sufficient to fund our current plans to expand our business. Nevertheless, we may be required to raise additional capital to accelerate our expansion plans, in response to competitive pressures or otherwise, to invest in new technologies or to develop and commercialize our products, solutions and services.

     This additional financing may not be available when needed or, if available, may not be available on favorable or even commercially reasonable terms. If adequate financing is not available, we may be required to significantly reduce or refocus our operations. We may also choose to raise additional capital due to market conditions or strategic considerations, even if we have sufficient funds for our current business plan. If additional financing is obtained through additional public or private equity offerings, existing shareholders may suffer dilution.

     OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT TO AVOID NEGATIVE IMPACTS ON OUR FINANCIAL POSITION OR RESULTS OF OPERATIONS RESULTING FROM CLAIMS OR LIABILITIES AGAINST US.

     We maintain insurance coverage for protection against many risks of liability. The extent of our insurance coverage is under continuous review and is modified if we deem it necessary. Despite this insurance, it is possible that claims or liabilities against us may have a significant adverse impact on our financial position or results of operations.

     OUR SALES MAY BE SUBJECT TO QUARTERLY FLUCTUATIONS.

     Our revenue and operating results can vary, sometimes substantially, from quarter to quarter. Orders may increase in the fourth quarter of each calendar year, as business customers attempt to make full use of their IT purchase budgets before year end, and to a somewhat lesser degree in the first quarter of each calendar year, as business customer attempt to make first use of their IT purchase budgets. Our revenue in general, and in particular the revenue from our LSI(TM) products, solutions and services, is difficult to forecast for a number of reasons, including the relatively long sales cycles for our products and solutions, the size and timing of individual license and consulting transactions, and the timing of the introduction of new products or product enhancements by us or our competitors.

     OUR BUSINESS USES POTENTIALLY HARMFUL BIOLOGICAL, CHEMICAL AND OTHER HAZARDOUS MATERIALS. IF WE WERE TO USE THESE MATERIALS IN A MANNER THAT CAUSES INJURY, OR IN VIOLATION OF APPLICABLE REGULATIONS, WE COULD INCUR LIABILITIES, WHICH COULD HARM OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION. THE COST OF COMPLIANCE WITH APPLICABLE REGULATIONS GOVERNING THE USE OF THESE MATERIALS, INCLUDING CONTROLLED SUBSTANCES AND WASTE MATERIALS, COULD BE SIGNIFICANT. OUR FAILURE TO COMPLY WITH THESE REGULATIONS COULD HURT OUR R&D EFFORTS AND HARM OUR BUSINESS.

     Our research and development activities, which we call iD3(TM), currently involve the controlled use oF potentially harmful biological, chemical or other hazardous or potentially hazardous materials and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are, and will continue to be, subject to the laws and regulations of numerous jurisdictions governing the use, storage, handling and disposal of these materials, certain controlled substances, and specified waste products. The cost of compliance with these laws and regulations could be significant. Failure by us to comply with the applicable regulations may result in revocation of the licenses or permits necessary for us to pursue, license or sell our R&D efforts, which could harm our business.

     THE LIFE SCIENCES INDUSTRY IS CONSOLIDATING, LEADING TO GREATER COMPETITION TO SELL PRODUCTS, SOLUTIONS AND SERVICES TO A REDUCED NUMBER OF POTENTIAL CUSTOMERS. THIS PROCESS COULD HARM OUR EFFORTS TO MARKET OR SELL OUR PRODUCTS AND SERVICES.

     Consolidation within the life sciences industry, particularly within the pharmaceutical and biotechnology industries, has heightened competition for products, solutions and services of the type we provide. If this trend toward consolidation continues, it may result in fewer customers for our products, solutions and services, price erosion and greater competition between us and our competitors. Any consolidation could shrink the available market for our products, solutions and services and adversely affect its ability to market our products, solutions and services.

     USE OF INFORMATION DERIVED FROM GENOMICS TO DEVELOP OR COMMERCIALIZE PRODUCTS IS UNPROVEN. IF GENOMICS-DERIVED INFORMATION PROVES UNSUITABLE TO DEVELOP OR COMMERCIALIZE PRODUCTS, DEMAND FOR OUR PRODUCTS, SOLUTIONS AND SERVICES WILL DECLINE.

     The development of new drugs based on information derived from genomics is unproven. Few therapeutic products based on discoveries in genomics have been developed and commercialized, and to date, no one has developed or commercialized any therapeutic product based on our technologies. Development of new products by our customers may be subject to risks of failure, including that products will:

     o   be found to be ineffective;

     o   be found to be toxic;

     o   fail to receive regulatory approvals;

     o fail to be developed prior to the successful marketing of similar products by competitors; or

     o   infringe the proprietary rights of others.

     If our customers are unsuccessful in developing and commercializing products based on our products, solutions or services, we and our customers may be unable to generate sufficient revenues to meet our respective expenses. Our business may suffer as a result.

     THE USE OF OUR PRODUCTS, SOLUTIONS OR SERVICES BY CUSTOMERS MAY BE OR BECOME SUBJECT TO GOVERNMENT REGULATION. IF THIS REGULATION WERE TO LIMIT THEIR USE OF OUR PRODUCTS, SOLUTIONS OR SERVICES OR INCREASE THE COSTS TO THEM OF DOING SO, DEMAND FOR THESE PRODUCTS, SOLUTIONS AND SERVICES COULD DECLINE.

     The use of some of our products, solutions and services by customers in the pharmaceutical and biotechnology industries may be or may become subject to regulatory approval by the U.S. Food and Drug Administration and comparable regulatory authorities in other jurisdictions. For example, the U.S. Food and Drug Administration regulates the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of pharmaceutical products. In addition, any new drug developed by the efforts of customers as a result of their use of our products, solutions or services must undergo an extensive regulatory review process before marketing or commercial sales may begin. This process can take many years and require substantial expense. To the extent that use of our products, solutions or services is limited or additional costs are imposed on customers due to regulation, the potential market for these products, solutions or services could decrease. As a result, our business, financial condition and results of operations could be adversely affected.

     HEALTH CARE REFORM AND RESTRICTIONS ON REIMBURSEMENT MAY AFFECT THE ABILITY OF PHARMACEUTICAL AND BIOTECHNOLOGY COMPANIES TO PURCHASE OR LICENSE OUR PRODUCTS, SOLUTIONS AND SERVICES, WHICH MAY AFFECT OUR PROFITABILITY.

     The continuing efforts of government and third party payors to contain or reduce the costs of health care may reduce the profitability of pharmaceutical and biotechnology companies. For example, in some foreign markets, the government controls pricing or profitability of prescription pharmaceuticals. In the United States, we expect the continuation of federal and state proposals to implement similar governmental control. We cannot predict what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. We currently expect to derive almost all of our revenues in the foreseeable future from the pharmaceutical and biotechnology industries. Accordingly, our success will depend, in part, upon the success of the companies within those industries and their demand for our products, solutions and services. Any reduction in the profitability of actual or prospective customers for our products, solutions and services could result in reduced revenues for us.

     SECURITY RISKS IN ELECTRONIC COMMERCE OR UNFAVORABLE INTERNET REGULATIONS MAY DETER FUTURE USE OF OUR PRODUCTS AND SERVICES.

     We make selected LSI(TM) products, such as our SRS data integration system and our bioSCOUT(R) softwarE, available to customers on our own Internet portal on a subscription basis. In addition, some of our customers use our SRS technology to make their proprietary databases available to their customers through Internet-based portals. Our ability and the ability of those who offer our products over the Internet to provide secure transmissions of confidential information over the Internet may limit on-line uses and purchases of products. A breach of security measures may result in the misappropriation of our proprietary information or confidential information about our customers. The security measures we adopt may not be sufficient to prevent breaches, and we may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, security breaches in general may result in customers not using the Internet to access our products. Attacks by computer hackers on major electronic commerce websites and other Internet service providers have heightened concerns regarding the security and reliability of the Internet.

     Because of the growth in electronic commerce, the United States Congress has held hearings on whether to further regulate providers of services and transactions in the electronic commerce market. The U.S. federal or state governments could enact laws, rules and regulations that would affect our business and operations. The European Union, individual countries or other foreign jurisdictions could also enact laws regulating the use of the Internet. If enacted, these federal, state or foreign laws, rules and regulations could limit the growth and development of our Internet-enabled products and services.

     WE RECORD REVENUES AND EXPENSES DENOMINATED IN BOTH EUROS AND DOLLARS. FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN THESE TWO CURRENCIES COULD HAVE THE EFFECT OF DECREASING OUR REPORTED REVENUES OR INCREASING OUR REPORTED EXPENSES.

     We report our results of operations in euros. In our financial year ended March 31, 2002, approximately 78%% of our revenues and approximately 45% of our expenses were denominated in U.S. dollars. As a result of the expansion of our operations in the United States through our acquisitions of Trega and NetGenics, an even greater proportion of our expenses and revenues may denominated in U.S. dollars. Accordingly, our business and results of operations can be hurt by changes in exchange rates, particularly between the euro and the U.S. dollar. In addition, the balance sheet impact of translation adjustments may be material.

     REGULATORY APPROVALS MAY PREVENT US OR OUR COLLABORATORS FROM COMMERCIALIZING PRODUCTS RELATED TO OUR NUCLEAR RECEPTOR RESEARCH, REDUCING ANY FUTURE ROYALTIES OR REVENUES.

     The manufacturing and marketing of any pharmaceutical products based upon our drug discovery efforts, particularly our nuclear receptor research, developed by us will be subject to regulatory approval and further regulation in the United States and other countries. These regulations could subject us or our collaborators to several problems, such as:

     o failure to obtain necessary regulatory approvals or clearances for these nuclear receptor-related products on a timely basis, or at all;

     o   delays in receipt of or failure to receive approvals or clearances;

     o   the loss of previously received approvals or clearances; or

     o   limitations on intended uses imposed as a condition of approvals.

     Our collaborators will not be able to commence marketing or commercial sales of pharmaceutical products until they receive clearance or approval from the U.S. Food and Drug Administration (FDA) in the United States and its counterparts in other countries, which can be a lengthy, expensive and uncertain process. Currently, neither we nor our collaborators have applied for FDA or other regulatory approvals with respect to the sale of any of our pharmaceutical products under development. We or our collaborators may experience difficulties that could delay or prevent the successful development, introduction and marketing of proposed products. If we or our collaborators do not receive FDA and other approval on a timely basis or at all, we may not receive milestone or royalty payments.

     THE USE OF LIFE SCIENCE PRODUCTS CAN BE SUBJECT TO ETHICAL, LEGAL, SOCIAL OR PRIVACY CONCERNS AMONG THE PUBLIC. IF THESE CONCERNS WERE TO LIMIT DEMAND FOR OUR CUSTOMERS' PRODUCTS, DEMAND FOR OUR OWN PRODUCTS COULD SUFFER.

     The use of genetic information in various areas of the life sciences industry, particularly in the areas of food production, medicine and pharmaceutical research, has raised issues regarding the appropriate uses of the resulting information. This could lead to governmental authorities calling for limits on or regulation of the use of genetic information or prohibiting testing for genetic predisposition to certain diseases, particularly for those that have no known cure. Any of these scenarios could reduce the potential markets for the products of our customers and could reduce the potential markets for our own products and services.

RISKS RELATED TO HOLDING OUR COMPANY'S ADSS AND SHARES

     YOU MAY BE UNABLE TO ENFORCE A JUDGMENT AGAINST OUR COMPANY OR MEMBERS OF OUR COMPANY'S MANAGEMENT BOARD OR SUPERVISORY BOARD.

     Our company is a stock corporation organized under the laws of the Federal Republic of Germany. None of the current members of our company's management board or supervisory board is a resident of the United States. All or substantially all of the assets of these individuals and of our company are located outside the United States. As a result, it may not be possible for you to enforce against them judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws. The enforcement in Germany of civil liabilities based solely upon U.S. securities laws in original actions or in actions for the enforcement of judgments of U.S. courts may encounter difficulties. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany.

     SALES OF SHARES BY OUR PRINCIPAL SHAREHOLDERS COULD ADVERSELY AFFECT THE PRICE OF OUR CAPITAL STOCK.

     Dr. von Bohlen und Halbach, the Chief Executive Officer of his company, together with his spouse and children, beneficially owns at least 18% of the outstanding ordinary shares in our company. In addition, various individuals had significant shareholdings in our company prior our company's initial public offering of its shares in August 2000. Our most important customer, Bayer AG, holds at least 1.4 million shares in our company. The sale of a large number of ordinary shares by any of these principal shareholders could have a negative effect on the trading price of our company's ADSs or ordinary shares. Except for voluntary commitment by Dr. von Bohlen und Halbach not to sell his shares prior to August 2002, we are not aware of any restrictions on the transferability of the shares owned by the principal shareholders, any of their immediate family members or any related entity.

     YOU WILL BE SUBJECT TO EXCHANGE RATE RISKS, AND THE MARKET PRICE OF OUR COMPANY'S ADSS MAY DECLINE IF THE VALUE OF THE EURO FALLS AGAINST THE DOLLAR.

     Individuals and entities located in the United States who hold our company's ADSs and our company's shares will bear exchange rate risk. A decrease in the value of the euro relative to the dollar will cause a decrease in the dollar value of the our company's shares, which will also affect the market price of our company's ADSs on U.S. securities markets. Since its introduction in January 1999, the value of the euro to the dollar has fallen significantly. Recent fluctuations in the dollar/euro exchange rate have been significant, and fluctuations may be significant in the future. You may receive a reduced dollar value upon the sale of our company's ADSs or shares held by you as the result of the dollar/euro exchange rate in effect at that time which may have no relation to the operations or prospects of our company.

     YOU MAY HAVE LESS ACCESS TO INFORMATION ABOUT OUR COMPANY AND LESS OPPORTUNITY TO EXERCISE YOUR RIGHTS AS A SHAREHOLDER IF YOU HOLD OUR COMPANY'S SHARES THROUGH OUR COMPANY'S ADSS.

     There are risks associated with holding our company's shares through ADSs, as our company is a stock corporation organized under the laws of the Federal Republic of Germany. Our company is subject to German laws and regulations, and to its articles of association (Satzung). Your rights as a holder of our company's ADSs will differ in various ways from a shareholder's rights, and you may be affected in other ways, including:

     o you may not be able to participate in rights offerings or dividend alternatives;

     o you may not receive copies of reports and may have to go to the office of the depositary to inspect any reports issued, or may only be able to request a report to be sent to you at your own expense;

     o the deposit agreement may be amended by our company and the depositary, or may be terminated by our company or the depositary, without your consent in a manner that could prejudice your rights; and

     o the deposit agreement limits our company's obligations and liabilities and those of the depositary.

     GERMAN LAW REQUIRES LESS CORPORATE DISCLOSURE THAN THE LAWS OF THE UNITED STATES, WHICH MEANS THAT PUBLICLY AVAILABLE INFORMATION ABOUT OUR COMPANY IS LESS EXTENSIVE AND MAY BECOME AVAILABLE LATER THAN PUBLICLY AVAILABLE INFORMATION ABOUT A DOMESTIC COMPANY THAT IS PUBLICLY TRADED IN THE UNITED STATES.

     There is less publicly available information about our company as a foreign issuer of securities publicly traded in the United States than is regularly published by or about domestic issuers of publicly traded securities. Therefore, our company's shareholders may receive less information about our performance than shareholders receive about a domestic company that is publicly traded in the United States.

     Our company is subject to the disclosure requirements mandated by German law and the rules of the Frankfurt Stock Exchange. The provisions thereunder generally impose more limited disclosure requirements than their U.S. counterparts. For example, under German law, our company is required to make year-end financials available to its shareholders upon request within eight months and file them with the Heidelberg company registrar without delay after submission to its shareholders within twelve months after the close of each financial year at the latest. The rules of the Neuer Markt segment of the Frankfurt Stock Exchange also require our company to prepare quarterly consolidated financial accounts without delay within two months after the close of each quarter at the latest. Subsequently, the Frankfurt Stock Exchange makes such reports publicly available. As a foreign private issuer under U.S. securities laws:

     o our company is required to file an annual report on Form 20-F with the SEC within six months after the close of each financial year; if our company were a domestic U.S. public company, it would be required to file an annual report on Form 10-K with the SEC within 90 days after the close of each fiscal year;

     o our company is not required to file quarterly or current reports with the SEC, except to the extent required to do so under the rules of the Neuer Markt segment of the Frankfurt Stock Exchange; U.S. public companies are required to file quarterly reports on Form 10-Q with the SEC within 45 days of the end of each of their first three quarters of each financial year.

     THE MARKET PRICE FOR OUR ADSS AND ORDINARY SHARES MAY BE VOLATILE.

     The trading prices of our company's ADSs and ordinary shares have experienced and may continue to experience significant volatility. The current trading price of the ADSs and ordinary shares reflect certain expectations about the future performance and growth of our company, particularly on a quarterly basis. However, our revenue and expenses can vary, sometimes substantially, from quarter to quarter, causing significant variations in operating results during certain quarters and in growth rates compared to prior periods. Any shortfall in revenue, expenses or net losses or earnings from levels projected or estimated by us or annual, quarterly or other projections or estimates made by securities analysts could have an immediate and significant adverse effect on the trading price of our company's ADSs or the ordinary shares in any given period. Additionally, we may not be able to confirm any such shortfalls until late in the quarter or following the end of the quarter because license or service agreements are often executed late in a quarter. Finally, the stock prices for many companies in the software and biotechnology sectors have experienced wide fluctuations, which may not have been directly related to our company's operating performance. The trading price of our company's ADSs or the ordinary shares may fluctuate in response to the announcement of new products or product enhancements by us or our competitors, technological innovation by us or our competitors, quarterly variations in our competitors' results of operations, changes in revenue and revenue growth rates on a consolidated basis or for specific geographic areas, business units, products or product categories, speculation in the press or analyst community and general market conditions specific to particular industries. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. Any such securities class action litigation against us, with or without merit, could result in substantial costs to us and the diversion of management's attention and resources.


ITEM 4: INFORMATION ON THE COMPANY

     A glossary of certain industry terms used in this Item 4 can be found at the end of this Item 4.

ORGANIZATION AND HISTORY

     The legal name of our company is LION bioscience Aktiengesellschaft. Our company, located in Heidelberg, Germany was founded in March 1997 around a nucleus of six scientists from the European Molecular Biology Laboratory in Heidelberg, Germany and the University of Heidelberg, together with the chairman of our management board, Dr. Friedrich von Bohlen und Halbach. Our company was incorporated on March 4, 1997 by registration with the commercial register of the local court in Heidelberg, Germany, under the number HRB 5706.

     In addition to offering software licenses, we are developing integrated information and knowledge management solutions for the broader life sciences industry that span the entire R&D organization of life sciences customers. We offer these solutions on a fee-for-value basis. We also offer global professional services to customers related to these solutions. We have also applied our solutions and high-throughput technologies to our internal IT-driven drug discovery activities to validate our approach.

     In August 2000, our company completed the initial public offering of its ordinary shares and American Depositary Shares (ADSs) consisting of public offerings in Germany and the United States and an offering to institutional investors outside the United States and Germany. The net proceeds to us from this initial public offering, after deduction of expenses and commissions, totaled approximately (euro) 209.29 million, including the net proceeds of shares sold offshore in transactions as part of our initial public offering that were not subject to registration under the U.S. Securities Act of 1933. Our ordinary shares have been listed at the Frankfurt Stock Exchange in the market segment Neuer Markt since August 11, 2000. Our ADSs have been quoted on the Nasdaq National Market since August 11, 2000. For further information concerning our company's initial public offering and the stock market listings of our company's shares and ADSs, see "Item 9: The Offer and Listing" and "Item 14:
Material Modifications to the Rights of Security Holders and Use of Proceeds".

     The principal office of our company is located at Waldhofer Str. 98, 69123 Heidelberg, Germany. Our company's telephone number is: +49 (0) (6221) 4038-100. The principal office of LION bioscience Inc., our main U.S. subsidiary, is 9880 Campus Point Drive, San Diego, CA 9212. Our agent for service in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011. Our Internet address is http://www.lionbioscience.com. None of the information on our web site is incorporated by reference into this annual report.

SCIENTIFIC BACKGROUND

     GENOMICS

     The blueprint for all biological activity is deoxyribonucleic acid, or DNA. DNA is located within the nucleus of almost every cell of an organism. This blueprint, or genome, comprises the total DNA content of the organism. DNA molecules consist of two long chains made up of millions of pairs of four different bases - adenine, cytosine, guanine and thymine, often abbreviated with their first letters A, C, G and T. Thanks to private and public efforts, the map of the human genome, comprising some 3.2 billion base pairs, has been almost completely unraveled. Despite what has been discovered to date, however, only a limited amount is understood about the functioning of the human genome. We believe that the importance of this discovery will only reach its full potential if this sequence data is explored using additional techniques such as expression analysis, proteomics, functional genomics, genetic epidemiology, high-throughput screening and combinatorial chemistry. Significant additional discoveries in each of these areas are needed to transform raw sequence data from the human genome into a more comprehensive understanding of genes, their functions and their role in health and disease.

     DISEASE

     Essentially all stages of disease are caused by or associated with changes in the expression levels of genes and the activities of specific proteins and biological pathways in affected cells. Disease can occur when a biological pathway in a normal biological function is upset or blocked as a result of a mutated or defective gene or genes, or by exogenic factors, such as bacterial or viral infections. The ability to detect mutations in the DNA of a gene and to understand the process by which they contribute to disease is crucial to understanding the fundamental mechanisms of a disease. Likewise it is important to understand the mechanisms of infection and replication of bacteria and viruses to specifically find treatments against such exogenic disease triggers.

     GENE-BASED DRUG DISCOVERY AND TREATMENT

     While most treatments for disease rely on drugs that modify the activities of biological pathways by interacting with proteins expressed by genes in the affected cells and tissues, most drugs have been discovered more or less by chance, with little understanding of their modes of action. This reflects the fact that most drugs address the symptoms of diseases rather than their causes, especially as the causes of many diseases are still largely unknown. In the search for safer and more effective drugs targeted at the causes of disease, pharmaceutical companies have begun to explore the application of molecular sciences, such as genomics, to the processes of drug discovery and development. By understanding the role of genes and their functional counterparts in the body, the proteins in the control and function of biological pathways and cellular processes, scientists seek to more fully understand the genetic basis of the biological functions involved in disease.

     Modern gene-based drug discovery and development programs typically involve a series of complex steps, including gene discovery, target identification, target validation, high-throughput screening, lead selection and optimization, pre-clinical and clinical trials and patient stratification based on pharmacogenomic studies. In order to rationally discover a drug, scientists must first identify a gene related to a disease. Scientists must then identify whether the protein encoded by the gene can serve as a drug target. Targets are protein molecules that cause diseases or are somehow involved in the history of a disease. Most drugs work by binding to a target and changing the target's function. Scientists must then validate a target by understanding its functional role in the disease process. Scientists then try to identify those chemical or biological compounds that change the target's function. These compounds are known as hits. Scientists identify hits by testing, or screening, hundreds of thousands of chemical compounds they have generated or acquired against the selected target in a process called high throughput screening. Screening may identify hundreds of hits. Scientists then determine how the human body absorbs, distributes, metabolizes and excretes these hits and whether they are toxic. The life science industry refers to these characteristics as ADMET (absorption, distribution, metabolism, excretion and toxicity). Scientists then chemically modify the hits to identify those with the appropriate activity and ADMET characteristics for potentially safe and effective use in humans. This entire process of determination and modification is called lead optimization and results in the identification of drug candidates. A drug candidate then undergoes preclinical development and multiple phases of human clinical development before receiving marketing approval from the U.S. Food and Drug Administration, or FDA, and their equivalent foreign government authorities. Scientists also seek to understand variances in the susceptibility of drugs and the varying appearance of adverse effects on the drug within a population through a procedure called pharmacogenetics.

INDUSTRY CHALLENGES

     Companies in the life sciences industry suffer from increasingly intense pressure to develop innovative and effective drugs, chemicals and agricultural products on shorter schedules and at reduced cost in order to maintain sustainable growth, profits, market capitalization and their competitive positions. The success of pharmaceutical and other companies in the life sciences industry is dependent on their ability to identify and bring to market new compounds with targeted activities and properties in a timely and effective manner. In particular, life science companies are striving to reduce their product development cycles by obtaining more reliable, and useful information about product candidates at earlier stages in the R&D process. By doing so, these companies hope to more efficiently employ their finite R&D resources by focusing on more promising product candidates at earlier stages of development. As a result of competitive pressures to increase the number of products and reduce time-to-market, R&D expenditure has been increasing in recent years. Nonetheless, there is as yet little evidence to suggest that this increased spending is leading to improved productivity or quality in terms of more or better products and product candidates.

     The process by which pharmaceutical and other life science companies identify new product candidates has traditionally been based primarily on decades-old advances in chemistry. Chemistry-based product development, however, is error-prone and serendipitous because it relies on trial-and-error methods of identifying product candidates with the activities and properties targeted but cannot explain the mechanisms by which these candidates produced the desired biological effects. These traditional methods are also unable to predict side effects or poor response levels in individual patients.

     As a result of enormous advances in the understanding of genetics in particular and of biology beginning in the 1980's, the life sciences industry is undergoing a paradigm shift, as biology increasingly supplants chemistry as the basis for product development. This shift from chemistry to biology and the introduction of high-throughput technologies as well as new research areas, such as proteomics and pharmacogenomics, as the basis for product discovery has presented life science companies with significant new challenges. The foremost of these challenges is managing the enormous volume, diversity and complexity of data generated and the large number of disparate data analysis tools and software applications and the consequent impact on the R&D decision-making processes. Many life science companies are therefore struggling to design and implement the systems required to manage this data, enable data integration with the diverse analysis tools and applications across the different discovery and development departments and to capture and share the knowledge resulting from these analyses in order to achieve a more rational basis for the decision-making processes in their R&D organizations.

     We believe that life science companies' failure to date to generate increased R&D productivity despite significant investment in new technologies primarily reflects their inability to take advantage of the increasing volume and complexity of data and turn it into information and, ultimately, knowledge. Turning data from a particular scientific discipline into information requires integration and analysis of the data in the context of background information contained in the scientific literature of that discipline and, increasingly, related disciplines despite the large number of disparate data analysis tools and software applications used throughout the entire R&D organization. Converting this information into knowledge about a particular disease, drug, target, gene or drug in turn requires the accumulation, integration, analysis and validation of this information by teams of researchers, that currently use disparate data analysis tools and software applications, throughout their discovery and development departments.

     We believe that remedying the discontinuity between R&D expenditures and results requires improved data and IT application integration as well as knowledge and decision support management by the R&D organizations of the life science companies. Through the use of effective, integrated IT solutions in the drug discovery process, companies in the life sciences industry may be able to evaluate scientific data faster, more cost-effectively and more comprehensively to create new product candidates and to select the more promising candidates at earlier stages of the discovery and development process. Nonetheless, sophisticated IT solutions are only part of the ultimate solution to overcome the problems facing pharmaceutical R&D efforts. Despite advancements in R&D processes, computer-derived results still have to be validated by experimental means. We believe that successfully meeting these challenges requires a solution that brings together scientists, applied researchers and bioinformaticians via new technologies and Internet and intranet-based communications systems. While scientists have typically worked together only in teams organized by indication, new research processes require the exchange of knowledge across teams, for example in relation to target classes. The effective use of data and IT application integration as well as knowledge management and decision support systems in the life sciences industry therefore also involves a reengineering of the R&D process.

STRATEGY

     We have refined our strategy to focus on our core competencies and to respond to demands and opportunities in the life sciences industry.

     We strive to become the world leader in providing IT-driven R&D solutions for the life sciences industry. Our solutions aim to improve the efficiency of the research and development processes and to increase R&D productivity of life sciences companies. Our solutions are built from a modular integration platform that can be expanded to create a knowledge management and decision environment tailored to the specific needs of each R&D organization.

     At the core of this modular integration platform is our proprietary data and application integration technology, which combines of our state-of-the-art SRS data integration and DiscoveryCenter(TM) application integration technologies. Our SRS data integration system is the leading technology for integrating diverse types of life sciences data and databases. Our DiscoveryCenter(TM) technology is capable of integrating disparate data analysis and IT applications that are used throughout the life sciences R&D process, in particular bioinformatics and cheminformatics tools and applications, as well as diverse data structure and databases, in particular biological and chemical data. We expect to release our integration platform during FY 2003.

     Our solutions use this integration platform to integrate the diverse databases and data analysis and application software used in the R&D organizations of our customers. These tools and applications may include our own IT products and customized software components developed by us as well as public domain and proprietary life science tools, applications and databases of our customers or third parties. Our modular integration platform thus enables the R&D organizations of our life sciences customers to manage the enormous volume, diversity and complexity of their data and to integrate this data with the disparate analysis tools and applications across the different research and development departments.

     We also plan to offer a proprietary knowledge management and decision support module, as part of our integration platform. This module will enable our customers to promote collaborations across different departments of their R&D organizations, to capture and share the knowledge resulting from the data and application integration capabilities of our customized solution and to support the decision-making processes in their R&D organizations in order to achieve greater efficiency and productivity. We are currently in the process of developing this knowledge management and decision support module based on the technologies and know-how we developed through our i-biology collaboration with Bayer, in particular our proprietary Gene Index knowledge technology, and the knowledge management components of our DiscoveryCenter(TM) technology.

     The modular and highly flexible nature of our integration platform enables our customers to expand our solutions throughout their entire global R&D organization. For example, our customized biology solution for the target identification and target validation activities of a life science customer's R&D organization can be seamlessly combined with our pharmacogenetics solution to support these other activities of the customer's R&D organization.

     Our goal is that our customers adopt our comprehensive discovery solution that supports all R&D activities and spans the entire drug discovery process of a life science customer's R&D organization on the basis of our integration platform. Our solutions thus represent a new approach to reengineering the life science R&D process to take advantage of the capabilities that new high-throughput technologies and developments in information technology provide. These solutions ultimately involve reengineering a life science customer's R&D organization to integrate IT systems and expertise into each individual research group, to facilitate the communication between these research groups, to manage and share knowledge throughout the customer's R&D organization and to support the R&D decision-making process.

     We are growing our global professional services organization within our Life Science Informatics(TM), or LSI(TM), business to offer and implement these solutions. Our global professional organization customizes and adapts our solutions to the specific needs of the customer's R&D organization and implements these customized solutions on the basis of our integration platform. These consultants have expertise in R&D processes as well as knowledge in the life sciences.

     The customization and implementation of our solutions is complex and may cut across many aspects of a customer's R&D organization. We may perform these complex integration and customization projects through dedicated centers of excellence that are staffed by our consultants and life science informaticians as part of collaboration arrangements with a particular life science customer.

     We may also provide additional value-added research services and solutions for these customers. For example, we may collaborate with life sciences companies on research projects that utilize our solutions to produce specific research results, such as in the area of genomics or nuclear receptors. Our so-called i-biology(TM) collaboration with Bayer AG demonstrates this approach. Pursuant to this collaboration, we maintain a dedicated center of excellence, LION bioscience Research Inc., in Cambridge, Massachusetts, that provides value-added target discovery services for Bayer and develops, implements and manages an IT solution for Bayer's drug discovery activities.

     Our solutions are primarily focused on the R&D organizations of companies active in the life sciences industry, in particular pharmaceutical companies, established biotechnology companies and diversified food and agriculture companies.

     The length of time between our initial contact with a customer and conclusion of a signed agreement for our solutions can be lengthy because our solutions are complex and may cut across many aspects of a potential customer's R&D organization. Accordingly, we typically do not generate revenues from any customer until substantially after we make initial contact with that customer. Because many of the agreements that we conclude are individually negotiated with the customer, the length of time before we recognize revenues under any contract, and the terms of each contract, may vary substantially from customer to customer.

     We seek to generate revenue from

     o license fees from our solutions and our software tools and applications,

     o fees and milestone payments, in particular on a fee-for-value basis, for our global professional services, such as for the implementation and customization of our solutions and the development of new customized software tools and applications,

     o collaboration and milestone payments from value-added research services and solutions that we undertake in collaboration with life science customers, and

     o royalty payments from the commercialization of the results of these value-added research collaborations.

     With this strategy, we are focusing on our core competencies and responding to the market demands and opportunities that we have identified. Through our LSI(TM) business, we have developed advanced expertise in data integration and analysis software for the life sciences. Our industry-leading SRS data integration system can integrate the diverse universe of biological data, connecting customers' internal and in-licensed databases with public domain databases through a single search query and navigation interface. We have identified a market opportunity for data integration solutions and customizations on the basis of our established SRS technology. As part of our acquisition of NetGenics, we acquired NetGenics' core technology, DiscoveryCenter(TM), a leading application and data integration system, togetheR with NetGenics' DiscoveryCenter(TM) consulting and solutions business. We believe the combination of thesE core integration technologies as the center of our new integration platform leverages our unique life sciences data and application integration expertise and technology.

     In addition, our landmark collaboration with Bayer AG under the name i-biology(TM) demonstrates the validity of our strategy to offer customized solutions for creating knowledge management and decision support environments and to offer value-added research services on the basis of these solutions. Our i-biology(TM) collaboration requires us to develop and implement a customized, value-added IT solution for high-throughput identification and validation of new drug target genes, diagnostic markers and SNPs from genomics sources as an integral part of Bayer's own gene discovery activities. This customized solution uses our SRS data integration technology in combination with our own bioinformatics tools and applications as well as public domain and proprietary bioinformatics tools and databases of Bayer and of third parties. We have also developed new customized analysis tools and databases as well as a comprehensive research information and knowledge management environment for all of Bayer's research sites in North America, Europe and Japan as part of this solution.

     Since we will focus primarily on providing customized solutions based on our modular integration platform, we will streamline our software product portfolio and IT development activities. We currently expect to continue to develop and market our established software tools and applications, such as bioSCOUT(R) and our iDEA(TM) software modules. However, we do not intend to continue offering our other software products, such as arraySCOUT(TM), piSCOUT(TM), and pathSCOUT(TM), on a stand-alone basis. Instead, we plan to incorporate the technologies of these products into optional components of our modular integration platform. We can customize these additional components to address the specific needs of each customer on an individual basis.

     In addition, through our internal IT-driven drug discovery activities, which we call our iD3(TM), we have applied our LSI(TM) systems and solutions and high-throughput technologies to applied drug discovery, in particular in the area of nuclear receptor research. Our efforts in this area have focused on the initial stages of the drug discovery process, from gene identification and target discovery through lead selection and optimization. By applying our IT solutions to our internal drug discovery activities, we have further demonstrated the validity of our IT-driven drug discovery approach. Consistent with our strategy to focus on our core competencies and to respond to demands and opportunities in the life sciences industry, we have decided to shift resources of our LSI(TM) business to focus solely on providing customized IT solutions to external life sciences companies. Instead, we intend to collaborate with one or more life sciences companies on value-added research projects that would utilize our IT-driven drug discovery approach. We may contribute the resources, know-how and intellectual property of our iD3(TM) activities to this collaboration. If we are unsuccessful in finding a collaborator or in entering into such a collaboration, we will seek to license or sell the intellectual property created through our internal drug discovery activities. As a result, we plan to reduce, and may cease, our own drug discovery activities.

OUR ACQUISITION OF NETGENICS

     We acquired NetGenics, a privately held company having its principal place of business in Cleveland, Ohio, in January 2002 to further expand our technological platform for life science data and application integration. NetGenics has developed and marketed data and application integration solutions for the life sciences industry under the name DiscoveryCenter(TM). This solution consists of a suite of software components, databases and consulting services to address the biological and chemical data and application integration needs of life science companies. DiscoveryCenter(TM) provides an integrated view of chemical and biological information held in both internal and external data repositories. In June 2001, NetGenics entered into a collaboration agreement with Schering AG to develop a comprehensive gene database and gene data integration solution for Schering on a worldwide basis, utilizing its DiscoveryCenter(TM) data integration environment as well as IBM's DiscoveryLink(TM) technology.

     We believe the capabilities of LION and NetGenics are highly synergistic. NetGenics' DiscoveryCenter(TM) data integration technology is highly complimentary with our leading SRS data integration system. The combination of DiscoveryCenter(TM) and SRS technology forms the core of our new integration platform. In addition, NetGenics has an experienced team of professional service consultants to implement customized solutions on the basis of DiscoveryCenter(TM) technology.

     Shortly after the acquisition, we reduced NetGenics' workforce by 18% and closed NetGenics' facilities in San Diego, California and Boston, Massachusetts. We also plan to merge the operations of NetGenics' United Kingdom subsidiary with LION bioscience Ltd., our United Kingdom subsidiary.

     We have restructured NetGenics' activities at its Cleveland and Columbus, Ohio, sites to focus on further development of the DiscoveryCenter(TM) technology and to collaborate with our sites in Cambridge, UK and Heidelberg, Germany in the development of our new integration platform. In addition, members of our U.S. professional services organization are based at the Cleveland, Ohio site.

OUR TECHNOLOGIES, SOLUTIONS, AND PRODUCTS

     We develop data and application integration technologies and solutions and research software applications for life science data analysis for the life sciences industry. Our LSI(TM) products, solutionS and services are currently used primarily in the pre-clinical phases of new pharmaceutical development, the equivalent pre-approval phase of agrochemical product development and product discovery phases of other life science research. Through our LSI(TM) business, we also develop customized IT solutions for life science customers on the basis of our new integration platform and provide global professional services to implement these customized solutions.

     DATA AND APPLICATION INTEGRATION AND KNOWLEDGE MANAGEMENT TECHNOLOGIES

     Our solutions are built from a modular integration platform that can be expanded to create a knowledge management and decision environment tailored to the specific needs of each R&D organization. At the core of this modular integration platform is our proprietary data and application integration technology, which combines our state-of-the-art SRS data integration technology and DiscoveryCenter(TM) application integration technology.

     Our solutions use this integration platform to integrate the diverse data analysis and application software and databases used in the R&D organizations of our customers. These tools and applications may include our own IT products and customized software components developed by us as well as public domain and proprietary life science tools, applications and databases of our customers or third parties. We expect to release our integration platform during FY 2003.

     We also plan to offer a proprietary knowledge management and decision support module as part of our integration platform. This module will enable our customers to improve collaborations within their R&D organizations, to capture and share the knowledge resulting from the data and application integration capabilities of our customized solution and to support the decision-making processes in their R&D organizations in order to achieve greater efficiency and productivity. For example, this module will enable our customers' R&D organizations to aggregate, standardize, and organize all available scientific information within their respective R&D organization, to manage and track projects and to create interfaces to the financial, business and intellectual property protection systems and departments of our customers. We are currently in the process of developing this knowledge management and decision support module based on the technologies and know-how we developed through our i-biology collaboration with Bayer, in particular our proprietary Gene Index technology, and the knowledge management components of our DiscoveryCenter(TM) technology.

     SRS Data Integration System

     An understanding of modern biology requires the comprehensive integration of a wide range of diverse types of data. Our SRS data integration system meets this need. SRS can integrate the diverse universe of biological data, historically contained in so-called "flat file" databases, connecting customers' internal and in-licensed databases with over 400 public domain databases through a single search query and navigation interface. Through SRS's single interface and automatic search capabilities, researchers and bioinformaticians can find the relevant data quickly and easily from among the vast universe of available sources, substantially reducing search times. SRS searches can be performed over the Internet or with a customized solution tailored to each customer's specific requirements. The power of SRS lies in its ability to effectively integrate heterogeneous data sources behind a single interface and integration framework. It ensures an effective integration of heterogeneous data without losing data in file and format conversions. At the same time, it provides a level of integration that adds value to the whole application.

     SRS provides customers with an expandable framework for their data integration needs. Using SRS' extensive platform, researchers can integrate new databases into the system and exploit the links between databases. SRS is designed to grow with the increasing volume and complexity of biological data. It can also be adapted to each customer's specific needs as its needs evolve. SRS thereby solves our customers' problems of accessing, integrating and querying diverse biological data. It also enables bioinformaticians to develop applications and algorithms on top of SRS to add value to their research program.

     We provide value-added modules to enable our customers to expand the SRS system:

     SRS Prisma(TM). SRS Prisma(TM) is a software tool that organizes all of the routine tasks necessary TO integrate public data into the SRS environment. SRS Prisma(TM) automates the daily integration of all relevant life science data into a customer's own bioinformatics network. SRS Prisma(TM) supports the mirroring of numerous public domain databases and can easily be configured to monitor and update new databases. SRS Prisma(TM) thereby enables scientists to access the most current data in multiple databases. At the same time it facilitates the efficient administration of the customer's IT infrastructure.

     SRS Objects(TM). SRS Objects(TM) is a set of user-friendly programming interfaces for creating customized features within SRS. SRS Objects(TM) provides a suite of tools to facilitate fast and efficient software development around SRS. This user-friendly software lets programmers access and deploy the full range of SRS' capabilities tailored to each users' specific needs. SRS Objects(TM) thereby eases access and promotes the use of integrated data within a particular SRS installation. SRS Objects(TM) supports all common programming languages.

     SRS 3D(TM). With SRS 3D(TM), molecular scientists can easily use structures to gain insight Into potential drug targets. Through a state-of-the-art viewer the user has access to public and customer data within the integrated SRS environment.

     SRS Relational(TM). By adding the SRS Relational(TM) module, our customers can conduct queries aCRoss flat file and relational databases, regardless of database format. SRS was originally developed to query and integrate data from flat file databases, as the vast majority of biological databases contained flat file database structures. SRS is also capable of integrating and querying XML databases. SRS Relational(TM) is a module that enables customers to expand the integration capabilities of SRS BY integrating ORACLE(TM) and MySQL(TM) relational databases. By using SRS Relational(TM), data contained IN thESE relational databases can be queried through the standard SRS user interface.

     DiscoveryCenter(TM)

     Our DiscoveryCenter(TM) software suite complements SRS. DiscoveryCenter(TM) is a comprehensive knowleDGe presentation and management system, capable of integrating disparate data analysis and IT applications that are used throughout the life sciences R&D process, in particular bioinformatics and cheminformatics tools and applications, as well as diverse data structure and databases, in particular biological and chemical data.

     DiscoveryCenter(TM) provides an integrated view of chemical and biological information held in both internal and external repositories, including comprehensive summary views. These summaries display, annotate, and cross-reference all of the information about a given topic (sequence, small molecule, assay, gene, target) in a single, user-friendly interface. By providing intuitive and comprehensive views of research information, wherever it is held, DiscoveryCenter(TM) improves knowledge-management and decision-making in the R&D process of our customers. DiscoveryCenter(TM) enables users to annotate their discoveries on relevant data objects and to choose whether or not to share these annotations with their colleagues, including on a project basis. DiscoveryCenter(TM) maintains a history of each data object, listing all the events and annotations, and alerts the user of new relevant information appearing in databases.

     DiscoveryCenter(TM) has the capability of integrating seamlessly with analytical and visualization tools and web sites developed by third party suppliers as well as by the internal IT organization of our customers, in particular software tools and applications used in the biology and chemistry stages of the drug discovery process.

     DiscoveryCenter(TM) takes advantage of IBM's DiscoveryLink(TM) technology to support the user when building complex queries involving chemical and biological information. We have obtained a development license to DiscoveryLink as part of our collaboration with IBM. A customer will have to license DiscoveryLink(TM) directly from IBM if the customer wishes to add the capabilities of IBM's DiscoveryLink(TM) to our DiscoveryCenter(TM) system.

     Gene Index

     There is a great deal of descriptive information available in public domain and proprietary life science databases, but it is often difficult to make complete use of the data contained in these databases because of redundancies and ambiguities. We have developed a proprietary knowledge environment for Bayer as part of our i-biology(TM) collaboration with Bayer, which we call Gene Index. Our Gene Index assigns an unique identifier to each index member with links to the underlying redundant, yet comprehensive data. It is a central repository of non-redundant, gene sequences representative of the genes in the human genome. Various types of data (e.g. research results, public domain information, patent information) can be mapped to this index. Gene Index is the core of a comprehensive knowledge management and decision support environment for the life science R&D process, making all relevant information regarding a specific gene available through one entry point. Different user groups at different sites across a customer's R&D organization can readily view all of the research efforts linked to a given gene sequence and the current research status. We have licensed Gene Index to Bayer for Bayer's internal use as part of this i-biology(TM) collaboration.

     GLOBAL PROFESSIONAL SERVICES

     We provide professional services relating to our integration and knowledge management technologies, such as SRS and Discovery Center, as well as to our IT-driven R&D solutions, which are designed to enable companies to transition from conventional R&D processes to efficient and productive IT-driven R&D processes.

     We provide professional services for the rapid development of customized SRS and DiscoveryCenter(TM) installations, such as the integration of in-house applications and internal and in-licensed databases, the development of custom views and interfaces and the integration of internal data visualization resources. We also provide SRS and DiscoveryCenter(TM) administrators or programmers with the skills they need to work effectively with our data and application integration technologies. In addition, we offer training and on and off-site installation and configuration assistance.

     Recently we have initiated a global professional service organization providing expert guidance in design, implementation and ongoing optimization of new solutions based on our SRS and DiscoveryCenter(TM) technologies. The organization currently employs over 30 consultants at our sites in Germany, the United Kingdom and the United States. This organization will also create customized solutions based on our new integration platform, which combines our SRS and DiscoveryCenter(TM) technologies.

     The modular nature of this integration platform will enable us to provide highly customized solutions to our life science customers that are individually tailored to the specific needs and approaches of their respective R&D organizations. These customized solutions are based on customizable platform components. For example, we plan to offer a customizable biology solution that supports the target identification and target validation steps of the drug discovery process. At the core of this solution is our proprietary data and application integration platform. Our biology solution uses the integration platform to integrate the optimal bioinformatics tools or applications and databases for the specific target identification and target validation approach of each life science customer. These tools and applications may include our own IT products, such as our leading bioSCOUT(R) analysis application or our genomeSCOUT(TM) software, and customized components developed by us as well as public domain and proprietary life science tools, applications and databases developed by the customer, or licensed from third parties. Our biology solution will also include our proprietary knowledge management and decision support module as part of our integration platform. We also plan to offer a customizable chemistry solution that can support the compound screening, lead optimization and prediction of ADME (absorption, distribution, metabolism and elimination) and toxicity characteristics of chemical compounds. Other customizable solutions, such as a pharmacogenetics solution, a preclinical solution, and a chemical genetics solution, are intended to support the specific scientific approaches and activities of a particular customer's R&D organization.

     RESEARCH SOFTWARE APPLICATIONS

     Consistent with our strategy to focus on providing customized IT-driven solutions for our customers, we have streamlined our portfolio of research software applications. We do not intend to continue offering some of our research software applications, such as arraySCOUT(TM), piSCOUT(TM), and pathSCOUT(TM), on A stand-alone basis. In addition, we will not develop further our SNP-SCOUT or GT/PT-SCOUT prototype products. Instead, we plan to incorporate the technologies of these products into optional components of our new modular integration platform. We can customize these additional components to address the specific needs of each customer on an individual basis.

     We expect to continue to develop and market the following industry-leading software tools and applications:

     bioSCOUT(R). The identification of new drug targets and development of new drugs and other biologically active compounds requires the transformation of raw molecular sequences and other data into concrete information relating to matters such as biochemical properties, structures and functions. This information requires the compilation of enormous amounts of data as well as the expert knowledge required to evaluate such data. Our bioSCOUT(R) bioinformatics software provides easy-to-use automated methods for the comprehensive and simultaneous annotation of single or multiple gene and protein sequences, eliminating the tedium of repetitive manual sequence analysis. bioSCOUT(R) simplifies and automates all essential steps of this analysis, from data compilation to the prediction of gene function, thereby accelerating the prediction of function and the generation of biological knowledge. bioSCOUT(R) accomplishes this by allowing the user to enter a sequence and then launch an automated analysis of the sequence by clicking a single button. The software's algorithms then perform a range of different search, comparison and interpretation processes to produce a report summarizing the results of each of these steps and providing hyperlinks to more detailed information. bioSCOUT(R) is integrated with the SRS data integration system to provide a comprehensive solution for simultaneous sequence annotation and data integration.

     The accuracy of bioSCOUT's(R) gene function prediction tool depends on the accuracy of the data and information contained in the databases used by bioSCOUT(R) in the relevant sequence analysis. Because databases with curators, like the SwissProt protein database, tend to be more accurate in assigning functions to genes than are databases without curators, bioSCOUT(R) ranks databases by their expected accuracy. If different functions are assigned by different databases, the software automatically uses this ranking feature to include the most accurate information in its summary report.

     genomeSCOUT(TM). genomeSCOUT(TM) is our genome comparison and analysis software system, which performS computational comparisons of genomes. genomeSCOUT(TM) enables scientists to identify the unique genes withiN an organism and explore the similarities and differences between entire genomes. genomeSCOUT(TM) comes with precomputed comparison databases to enable scientists to quickly perform comparative genomics experiments entirely by computer. This software was developed primarily for the analysis of microbial genomes, with applications in the identification of microbial drug targets and for the development of vaccines. The software is designed for use across a company's entire R&D process. It is a valuable tool for handling complex and diverse projects ranging from the optimization of microorganisms for industrial production to the identification of pathogenic principles in microbes and viruses.

     SRSeverEST(TM). ESTs (Expressed Sequence Tags) are partial sequences of cDNAs generated from cellular mRNAs. This sequence information can be used for transcription investigation, gene identification, gene regulation studies and in diagnostics. Due to the limited sequence length and quality, EST clustering is necessary for these scientific applications. Our SRSeverEST(TM) software employs state of the art clusterinG software for a robust EST assembly. In addition, SRSeverEST(TM) is capable of handling large data sets efficiently and can therefore be integrated with SRS. SRSeverEST(TM) has a user-friendly interface for making queries and determining the biological significance of ESTs. Applications of SRSeverEST(TM) can be found in fields as diverse as drug target identification and crop science. SRSeverEST(TM) has been developeD by us using software that we have licensed from Electric Genetics and a software that we have licensed from the University of Washington.

     iDEA(TM) predictive ADME absorption module. The absorption module of our iDEA(TM) predictive ADME simulation system is a computational system designed to predict the rate and extent of absorption of compounds in the human digestive system of orally applied compounds. Absorption is calculated by simulating physiology, using equations based upon known transport processes which account for regional intestinal permeability, solubility, surface area, and fluid movement. The absorption module can be used to help prioritize hits from high throughput screens during the early phase of drug discovery and lead optimization, permitting our customers to focus their valuable optimization efforts and limited resources on a small number of compounds. Life sciences companies can save time, money and experimental resources by predicting which compounds are likely to have the best ADME characteristics, rather than relying solely on animal testing or in vitro assays for this information. The Absorption Module also allows our customers to explore how solubility and permeability affect absorption. It can predict the fractional dose absorbed to the portal vein, mass absorbed, soluble mass, insoluble mass, absorption rate and intestinal drug concentration. Results can be displayed either graphically or in tabular form for individual intestinal regions or the total for all regions. To ensure the reliability of predictions, we provide the user with all the in vitro protocols necessary to generate inputs to the absorption module.

     Third party software, such software licensed from Chemical Computing Group, is embedded in our Absorption Module. We may sublicense this third party software to our customers as part of the end user license for the Absorption Model.

     iDEA(TM) predictive ADME metabolism module. The metabolism module of our iDEA(TM) predictive ADME simulation system is designed to predict the extent of first pass metabolism for a compound. The metabolism model is based upon a physiological metabolism model that is built on a proprietary database of 64 clinically tested compounds. The model correlates a compound's predicted absorption from the absorption module, protein binding, metabolic turnover measured in hepatocytes and human clinical data to predict the bioavailability of drugs in humans. To facilitate the kinetic analysis of the metabolic turnover data, the metabolism module incorporates a data expert to automatically calculate the Michaels-Menton constants Km and Vmax. To ensure the reliability of these predictions, we provide the user with all the in vitro protocols necessary to generate inputs to the metabolism module. We expect life sciences companies to utilize the metabolism module during middle or late stages of lead optimization.

     LION Web-Based Training Bioinformatics. Our LION Web-Based Training Bioinformatics software is a Internet based modular training platform that allows large life sciences organizations to train their scientists in the use of bioinformatics tools and databases for their research. LION WBT Bioinformatics places expert knowledge and reference materials at the disposal of scientists and technical assistants and teaches them how to use more than 40 bioinformatic tools and 100 public and proprietary databases. This platform uses the Learning Management System Sitos(R)LT of bit media e-learning solution Deutschland GmbH, a subsidiary of Siemens AG, which we have licensed from bit media e-learning solution under an exclusive licensing arrangement.

     LION HOSTED SERVICES

     Our software products and solutions have significant hardware and system requirements. In order to enable customers to use our LSI(TM) products without having to satisfy these hardware and system requirements, we offer an Internet portal, which we call LION Hosted Services. This portal allows our customers to remotely access our SRS integration system as well as select research software applications, such as our bioSCOUT(R) software, on a subscription basis utilizing only an Internet connection and web browser. Customers can access public domain life science databases as well as integrate their own databases or third party databases that they have licensed. Access to the protal is secure to ensure the confidentiality of our customers' research and data. We expect that this Internet based access to our LSI(TM) products and solutions will appeal in particular to biotechnology and other life sciences companies that wish to use IT-driven R&D solutions without having to license our software products or solutions and acquiring the necessary hardware and systems to operate them. We have outsourced the administration of this Internet portal to our collaboration partner SimUtility, Inc. We plan to terminate our collaboration with SimUtility and to outsource the administration of this portal to another third party provider.

OUR INTERNAL DRUG DISCOVERY ACTIVITIES

     Through our internal IT-driven drug discovery activities, which we call iD3(TM), we seek to use our expertise in informatics and drug discovery to conduct our own internal drug discovery and diagnostics research. iD3(TM) serves as our in-house showcase for an efficiently established discovery solution. Through our iD3(TM) activities, we seek to demonstrate the benefits of using our LSI(TM) solutions and products at different stages of the drug discovery process. We seek to do this by generating know-how, up to and including target/lead combinations that our customers can use in their drug discovery, drug development and molecular diagnostics efforts. Our activities in this area are focused on two areas: i-drug discovery, which focuses on the initial stages of the drug discovery process, and i-diagnostics, which uses the techniques of genetic epidemiology to validate targets in humans and assess susceptibility to disease based on individuals' genetic make-up.

     As a result of our acquisition of Trega, we gained access to Trega's Chem.Folio(R) libraries of chemical compounds. These information rich combinatorial chemistry libraries possess novel, diverse chemical structures. We currently have an inventory of more than 0.4 million such compounds. We have used these compound libraries in our own i-drug discovery efforts, in particular for our own nuclear receptor research. We have applied data analysis and integration technology as well as decision support systems, including our iDEA(TM) predictive ADME simulation system, to screen these combinatorial chemistry libraries in silico to predict with some degree of accuracy the pre-clinical and clinical success or failure of potential novel drug candidates from these compounds. Our technology applies a set of computational chemistry algorithms to select a limited set of compounds with high probability to bind to the target of interest. Due to the tight integration of computational and synthetic chemistry, our researchers can shorten the lead generation cycles of iterative screening, data analysis and chemical synthesis and therefore pursue more projects in parallel. We expect that this approach will allow our scientists to rank the hits based on chemical structure, ADME and toxicology characteristics, thus reducing the time for optimization by allowing them to focus on the most promising drug candidates. In August 2001, we filed our first application for patent protection on a lead compound series resulting from our i-drug discovery approach. The filed compounds have a potent activity against a specific nuclear receptor.

     Consistent with our strategy to focus on our core competencies and to respond to demands and opportunities in the life sciences industry, we have decided to shift the resources of our LSI(TM) business to focus solely on providing customized IT solutions to external life sciences companies. As a result, we intend to collaborate with one or more life sciences companies on one or more value-added research projects that would utilize our IT driven drug discovery approach. We may contribute the resources, know-how and intellectual property of our iD3(TM) activities to this collaboration. For more information about our strategy, please see the description under "Strategy" above.

     We also plan to outsource the productuion of our arrayTAG(TM) and arrayBASE(TM) products to a collaboration partner. arrayTAG(TM) is a collection of cDNA clones of mice, rat and dog, which are generated by a novel technology developed as a result of our iD3(TM) activities to specifically tailor cDNA clones for chip technology. These newly designed clones facilitate the production of high-quality microarrays. arrayTAG(TM) is directly linked to our integrated annotation database arrayBASE(TM) to speed up access to in-depth information about differentially expressed genes.

CUSTOMERS

     We currently have more than 100 for-profit customers throughout the global life science and health care industries. Several of our customers have expanded their existing agreements with us. We believe this demonstrates the value of our solutions, products and services to our customers.

     Our most important customer relationship is with Bayer. For more information on our arrangements with Bayer, see "Overview" under item 5 and "Material Contracts" under item 10 of this annual report

     Our i-biology(TM) Arrangement with Bayer

     In June 1999, we entered into a range of agreements to implement a customized solution for Bayer, which we call i-biology(TM). Through this arrangement, we are developing and applying new IT systems for high-throughput identification and validation of new drug targets, diagnostic markers and SNPs from genomics sources as an integral part of Bayer's own gene discovery activities. Our specific tasks are to:

     o   identify and annotate 500 potential drug target genes;

     o   annotate the function of 70 target candidates provided by Bayer;

     o   identify and validate genetic markers;

     o establish and expand an intranet-based research information management framework for all of Bayer's research sites in North America, Europe and Japan; and

     o set up an organizational infrastructure to implement a new model of gene-based drug discovery based on this IT infrastructure.

     We have established LION bioscience Research, Inc., a subsidiary in Cambridge, Massachusetts, that acts as center of excellence to develop these IT solutions for Bayer. As compensation, Bayer:

     o has agreed to pay us approximately $32 million in upfront payments, operating expenses, license fees, and milestones over a period of five years; and

     o has agreed to pay us royalties on sales of drugs acting against identified targets and diagnostic markers.

     In addition, Bayer acquired 200,000 of our company's ordinary shares for aggregate consideration of (euro) 27.73 million. LION bioscience Research operates pursuant to a five-year business plan and annual budgets and conducts its research activities in accordance with annual research and development plans. Bayer holds a veto right with respect to proposed members of LION bioscience Research's board of directors and the issuance of additional shares by LION bioscience Research. The agreement also sets up a steering committee consisting of two representatives of each party, which approves revisions to LION bioscience Research's five-year business plan, its annual budget, the implementation of its annual research and development plan and any other matters concerning LION bioscience Research's business activities brought before the committee by one of its members. The chairman of the steering committee, who is appointed by Bayer, holds a tie-breaking vote.

     The parties have agreed that all rights and title to all information technology developed by LION bioscience Research would belong to our company. At the same time our company is required to grant Bayer a license to use such information technology for Bayer's internal purposes only. Our company has agreed not to market or distribute any of this information technology commercially for a period of one year from the time it becomes workable and has been tested and accepted by Bayer.

     The basic agreement grants Bayer the option, exercisable within six months prior to the expiration of the basic agreement, to acquire all of the shares of LION bioscience Research from our company for a price corresponding to the equity paid in by our company, which was $1.0 million as of March 31, 2002. If Bayer chooses to exercise this option, Bayer is required to change the name of LION bioscience Research. Our company has a right of first refusal to exploit commercially any new IT software developed by LION bioscience Research during a period of two years after any acquisition of the shares by Bayer, if this software competes with our activities and Bayer decides to exploit it commercially.

     In June 2000, we expanded this arrangement with Bayer into the areas of plant protection and animal health. In return for providing our services in these areas as well, Bayer has agreed to pay us additional consideration in the aggregate amount of $1.65 million.

     In February 2002, the parties amended the basic agreement to the effect that Bayer agreed to pay us an additional fee of $2.310 million for the delivery of 200 additional "public-domain" drug targets.

     We are well ahead of the timetable for performing the agreement. As of March 31, 2002, Bayer has filed in excess of 350 provisional patent applications as well as various PCT patent applications with the help of our services under this arrangement.

     Our Development Agreement with Bayer

     In October 2000, we agreed with Bayer to expand our collaboration into the areas of pharmacophore, informatics and cheminformatics. Under a separate development agreement entered into by our company and Bayer, we have agreed to provide Bayer with an integrated pharmacophore and informatics technology platform to speed Bayer's identification of lead candidates for its drug and agricultural chemical programs. Under this arrangement, we will deliver existing, and will develop future, information technology and software, such as pharmacophore and informatics tools, for Bayer to significantly enhance Bayer's lead identification and optimization capabilities for pharmaceutical and agrochemical discovery and development.

     Under the terms of this arrangement Bayer originally agreed to pay to us total consideration in the amount of $16.25 million, payable in installments over the course of this agreement, one-time fees and license fees in an aggregate amount of $2 million and a management fee in the amount of $3.25 million, payable in installments.

     We entered into amendments to the development agreement with Bayer in December 2001 and March 2002 by revising the original milestone requirements and dates as well as the original payment schedule under the development agreement. Under the development agreement as amended, we were required to achieve a new milestone by April 1, 2002. Thereafter a new milestone is due every six months except that the final milestone will be due on December, 1 2003. Bayer will pay us the remainder of our management fee in the amount of $ 1.083 million in three installments on July 30, 2002, January 30, 2003 and July 30, 2003. Bayer will make future installment payments in the aggregate amount of $ 8.607 million under the development agreement, as amended, subject to its acceptance of the key milestone deliverables. Bayer is entitled to withhold these milestone payments, and to terminate the development agreement if we do not achieve the corresponding deliverables as due under the development agreement as amended.

     We did not achieve certain deliverables due under the April 1, 2002 milestone. As a result, Bayer is entitled to withhold the corresponding milestone payment in the amount of $2 million. Bayer has agreed in principle to extend the due dates for these and other deliverables under the April 1, 2002 milestone based on a schedule of consecutive due dates, with delivery of a critical set of deliverables due in August 2002 and the final deliverables under the April 1, 2002 milestone now due in October 2002. If we do not make satisfactory progress in achieving the deliverables when due under this schedule, Bayer may terminate the development agreement as a result of our failure to achieve the April 1, 2002 milestone. The failure to receive milestone payments or the termination of our development agreement with Bayer would have a material adverse effect on our business.

RESEARCH AND DEVELOPMENT

     IN-HOUSE ACTIVITIES

     We are actively engaged in R&D programs to develop new software products and provide additional value-added solutions to customers in the broader life sciences industries. Our R&D expenses totaled (euro) 53.947 million during in FY 2002, (euro) 26.872 million in FY 2001 and (euro) 12.394 million in FY 2000.

     ALLIANCES

     As part of our strategy, we have entered into a number of strategic alliances and collaborations with other leading industry participants for the creation and development of our solutions and for the application of our solutions to new areas or life science R&D. The following are the more significant of our current arrangements.

     Celera

     In October 2000, we entered into a strategic alliance with Celera Genomics to develop and deliver new software tools and technologies for the Celera Discovery System(TM) (CDS), Celera's Internet-based portal through which a variety of customers access Celera's expanding databases and analysis tools. We collaborate with Celera to create improved software tools to meet the dynamic bioinformatics needs of life science researchers. The new tools should enable scientists to more efficiently manage and analyze the large volumes of biological and medical data generated and acquired by Celera. Based on this agreement, we plan to further develop and customize our SRS system to better organize and analyze the large volume of new biological data being created by Celera and others. In addition, Celera offers our LSI(TM) products, such as bioSCOUT(R), and genomeSCOUT(TM), through its CDS.

     IBM

     In November 2001, we entered into a strategic alliance with International Business Machines Corporation (IBM). Under the terms of this strategic alliance, IBM and LION expect to develop and market joint life sciences informatics solutions based on our and IBM product offerings and joint enterprise-wide drug discovery solutions and services, including enterprise-wide solutions and services to specified customers, which will combine IBM and our technologies to expedite the drug discovery process. The initial term of this strategic alliance is two years.

     As part of this strategic alliance, we will collaborate with IBM to combine our SRS integration system with IBM's DiscoveryLink(TM) data integration software. LION and IBM Life Sciences will jointly provide integration services for integrating our SRS system with IBM's DiscoveryLink(TM) to joint customers. We have granted IBM a limited developer license to SRS that allows IBM to use SRS to provide integration services for integrating SRS and DiscoveryLink(TM) to joint integration customers and for integrating IBM middleware with SRS. IBM has granted us a developer license to DiscoveryLink(TM). We will also port and make specified LSI(TM) product offerings available on IBM hardware platforms and integrate them with IBM middleware, including IBM's WebSphere(R) Internet infrastructure software. IBM Life Sciences will provide us with assistance and support to facilitate this porting.

     In addition, we will, with assistance from IBM Life Sciences, set up and operate a demonstration showcase at our Heidelberg, Germany facility featuring our and IBM product offerings to demonstrate to customers our and IBM product offerings and their capabilities. As part of this collaboration, we also agreed to acquired hardware from IBM.

     Paradigm Genetics

     In November 2000, we formalized and expanded our strategic alliance with Paradigm Genetics, a leading agricultural biology genomics company, to extend the applicability of our integrated bio-IT solutions into the agricultural biology business. Under our five-year alliance, we have agreed with Paradigm to co-develop and co-market a new plant and fungal metabolic profiling database as well as new bioinformatics software and solutions. Our SRS data integration system will provide the foundation for the integrated solutions. The database will be populated with data from Paradigm Genetics' GeneFunction Factory(TM). We will share in the revenues with Paradigm from the sale of the database, bioinformatics tools and solutions that result from the collaboration. We own 400,000 shares of common stock issued by Paradigm. In November 2001, we expanded our strategic alliance with Paradigm to co-develop and co-market MetaTrace(TM), a metabolic profiling database. Under the terms of the expanded agreement, biochemical data will be added to the MetaTrace(TM) database enabling pharmaceutical research and discovery based on metabolic information. MetaTrace(TM) is expected to consist of biochemical profiling data predominantly from human cells, fluids and tissues. This data will be accessible through an IT-interface.

     In June 2002, the U.S. National Institute of Standards and Technology
(NIST) announced that it had awarded a five-year, $11.7 million Advanced Technology Program (ATP) grant to our U.S. subsidiary, LION bioscience Inc., and to Paradigm Genetics. The federal funding is designed to support the development of a Target Assessment Technologies Suite (TATS) by us and Paradigm. This suite of technologies is intended to increase the number and success rate of validated targets for product development in the pharmaceutical and other life sciences industries. The project's main goal is to enable higher quality decision support by ensuring that the data scientists work with are of a known quality and origin and that their relationships are well understood. According to NIST, both companies will participate equally in the grant. The grant is a matching program, which means that we must match the funds we receive under this grant to support our R&D efforts with corresponding R&D expenditures. Final award of this grant to us is contingent upon us and Paradigm each entering into a cooperative agreement with NIST on mutually acceptable terms. We have not yet entered into this cooperative agreement. We have entered into a joint venture agreement with Paradigm that governs our joint R&D efforts under this project and regulates intellectual property ownership rights between us and Paradigm relating to the use of our respective technologies and the results of this R&D effort, as well as the commercialization of these results. This joint venture becomes effective when we and Paradigm have each entered into the cooperative agreement with NIST.

     Tripos

     We have entered into a strategic alliance with Tripos Inc. As part of our collaboration with Tripos, we entered into a project agreement with Tripos' United Kingdom subsidiary, Tripos UK, in October 2000 to perform certain aspects of our development agreement with Bayer to provide Bayer with an integrated pharmacophore and informatics technology platform. For more information about our pharamcophore informations arrangement with Bayer, see the section entitled "Customers" under Item 4.

     Under this arrangement, we serve as the overall project manager and coordinate the development of the novel informatics platform at Bayer while Tripos UK assists us in performing our obligations under our pharmacophore and informatics arrangement with Bayer. We develop and install the new combined platform together with Tripos UK, linking the existing bioinformatics platform at Bayer with cheminformatics. This platform will integrate Tripos' MetaLayer(TM) enterprise-wide cheminformatics portal and application development environment with our SRS system. As part of this arrangement, Tripos UK has licensed to us its MetaLayer(TM) software and other software tools and routines necessary for the performance of our cheminformatics arrangement with Bayer for a license fee. We will share the total payments from Bayer with Tripos UK based upon Tripos UK's relative contribution to the development of the software required by Bayer less the management fee paid by Bayer to us. We will retain joint rights with Tripos UK for the immediate resale of software systems and solutions developed jointly as part of this project. Software derived from the intellectual property of either party will be owned by that party. Software developed jointly by us and Tripos UK will be owned jointly based upon a pro rata allocation of ownership rights in accordance with the relative contribution of each party.

     In January 2002 we amended our project agreement with Tripos UK to reflect the new milestone and payment schedule under our development agreement with Bayer as amended. Under the project agreement as amended, Tripos UK made commitments with respect to the minimum number of Tripos UK employees allocated to this project.

     In order to perform our obligations under the development agreement as amended with Bayer, including achieving the deliverables and milestones thereunder, such as certain of the deliverables under the April 1, 2002 milestone, we require the cooperation of Tripos UK in accordance with the terms of our project agreement as amended with Tripos UK

     GeneProt

     In March 2002, we entered into a marketing collaboration agreement with GeneProt Inc., an industrial-scale proteomics company that identifies, characterizes, and synthesizes select human proteins for use by pharmaceutical companies and other partners in their drug discovery and development activities. Pursuant to this collaboration, we will jointly market an integrated offering with GeneProt that combines our respective core competencies to accelerate the drug discovery and development process. GeneProt has licensed our SRS and DiscoveryCenter(TM) integration systems as well as a customized integration platform consisting of SRS and DiscoveryCenter(TM) technology and selected research applications from us and has purchased related professional services from us to implement this solution. We will receive up to $4.95 million from GeneProt in license and professional service fees. Payment of a portion of these fees is dependent in part on the success of our marketing collaboration with GeneProt in marketing our solutions and integration platform. GeneProt will use this solution and these services in collaboration with us to enhance its internal information management platform. GeneProt will make its own data and offering, together with our information integration solution available to joint customers at our discretion, allowing them to benefit from this unique combination of content and information management for their own research and development process. We will also co-market, together with GeneProt, our joint solutions in the proteomics area enabling our customers to speed up their discovery process by integrating their data across different disciplines and analyzing them using industry-leading systems.

     We have made a strategic equity investment in GeneProt valued at approximately $7.5 million. As a result, we hold 681,818 shares of Series B Preferred Stock of GeneProt.

PRODUCTION

     Our software production operations consist of assembling, packaging and shipping our software products and documentation needed to fulfill orders. CD-ROM duplication, printing of documentation and product assembly are conducted in-house. We currently produce our clone collections in-house using the laboratory facilities of our iD3(TM) activities. However, we intend to outsource production of our arrayBASE(TM) clone collections to a collaboration partner.

SALES, MARKETING AND DISTRIBUTION

     We use a variety of channels to market and distribute our solutions, products and services.

     We market and sell our solutions, products and services through our direct sales force in all markets other than Japan, where marketing and distribution are handled by distributors. As of March 31, 2002, our sales and marketing organization consisted of approximately 90 full-time equivalent employees. Our sales and marketing organization maintains offices in the United States, the United Kingdom, and Germany and representations in France and Canada. A significant number of our sales and marketing staff have scientific degrees, such as a doctorate or other advanced academic degrees in relevant subjects, predominantly in the molecular biology or chemistry area.

     As part of our global marketing strategy to establish SRS as the standard data integration platform in the broader life sciences industry, and pursuant to the terms of our exclusive SRS licensing arrangement with the EMBL, we have made SRS available to academic institutions free of charge for their internal research purposes. More than 100 academic users around the world take advantage of SRS, including the Institute Pasteur, the German Cancer Research Institute, the Sanger Centre, and the European Molecular Biology Laboratory. As part of this marketing strategy and to demonstrate the powerful search capabilities of SRS, we have authorized select academic licensees to make basic versions of SRS available on the Internet to enable users to conduct non-secure online queries of third party databases free of charge.

     We have also entered into exclusive distribution partnerships for our arrayTAG(TM) and arrayBASE(TM) products for the German-speaking region and Japan. As part of our strategy to focus on our core competencies, we expect to distribute our arrayTAG(TM) and arrayBase(TM) products primarily through these and other distribution arrangements.

     We also exhibit our products and services at various scientific conferences and trade exhibitions. Our scientists publish and present results of original research at these and other conferences throughout the world.

COMPETITION

     Our principal competitors include third-party commercial software developers, bioinformatics and genomics companies, academic institutions and in-house software development teams at life science companies. Our competitors with respect to our SRS and DiscoveryCenter(TM) integration systems and our research software applications include Biomax, Informax, and Pharmacopeia's software subsidiary, Accelrys, Tripos, MDL, IBM, Simulations Plus, and Camitro.

     In addition to direct commercial competitors, the most important other source of competition comes from development teams within life science companies. In some cases, life science companies maintain software development teams that rival, or surpass in size, those at commercial software, and in particular pharmaceutical, companies. In many cases, these in-house groups pose the most daunting competition to us. Many of these companies and institutions, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborative partners, have significantly greater experience than we do in developing and marketing products and solutions. Accordingly, our competitors may succeed in obtaining patent protection or commercializing products before us. Developments by others may render our product candidates or technologies obsolete or noncompetitive.

INTELLECTUAL PROPERTY

     Our business and competitive position is dependent, in part, upon our ability to protect our proprietary technologies, processes, databases and information systems. Additionally, we may seek protection for inventions that do not belong to our core business when they promise to be of commercial or strategic interest. We protect our intellectual property primarily through a combination of patent, trade secret and copyright law as well as non-disclosure, license and other contractual arrangements.

     PATENTS AND COPYRIGHTS

     Our intellectual property strategy focuses on applying for patent protection covering our core markets in the United States, Europe and, on a case-by-case basis, Japan. We generally seek the broadest possible patent protection for our inventions related to our IT platform. In addition, we seek to obtain protection for targets identified through our iD3(TM) activities, primarily human targets, for diagnostic substances and/or procedures. As of June 5, 2002, we hold 103 granted patents and 220 pending patent applications. For example, we currently pursue patent protection for our SRS, DiscoveryCenter(TM) and iDEA(TM) predictive ADME simulation technologies as well as for novel targets and lead compound series with a potent activity against one or more specific nuclear receptors.

     The granting of patents on genomics and software is uncertain worldwide and is currently under review and revision in many countries. We believe that, as a result of recent decisions and rulings in this field by national patent offices and governments, the uncertainty surrounding the patentability of such inventions has been substantially removed. However, we cannot ensure that any changes to, or interpretations of, the patent laws will not adversely affect our intellectual property.

     LICENSES

     We grant software licenses pertaining to our LSI(TM) solutions and products to our customers. For a description of our licensing policies, see "Overview - Sales and Customers" and "Critical Accounting Policies - Revenue Recognition" under Item 5 below. We do not charge license fees to academic licensees of our SRS software.

     Our end-user licenses typically entitle the licensee to use our licensed software product for their internal research purposes only. However, we have also granted select customers the right to use our SRS technology for their Internet portals. For example, in May 2001, we granted a license for our data integration system SRS to Affymetrix, a leading manufacturer of DNA microarray, to build an Internet portal for its customers as well as for internal use. This web portal will supply detailed information relating to Affymetrix' GeneChip(R) probe arrays and related products. Affymetrix's portal is expected to provide access to a wide range of biological data including genomes, genes, transcripts, proteins, and literature annotation. In March 2002, we entered into an agreement with Incyte Genomics, a leading provider of genomics information and related products, to develop and license a customized solution based on our SRS technology that gives Incyte customers a user-friendly web-based interface to access and analyze the wealth of genomic and proteomic data and technology that Incyte provides through its information product offerings. In FY 2002, Derwent Information, a leading provider of life sciences information, entered into an agreement with us to develop, license and host a solution consisting of an Internet-based portal that allows Derwent customers to access and query Derwent `s GENESEQ and GENESEQ FASTAlert databases based on our SRS technology and our LION Hosted Services portal hosting capabilities.
 SRS also serves as the web portal platform for the Celera Discovery System(TM), established in March 2000, of our collaboration partner Celera, which allows for rapid access to human genome data. As part of our marketing strategy, select academic licensees are also entitled to make SRS available on the Internet to enable users to conduct non-secure online queries of third party databases free of charge. Additionally, we may license intellectual property rights to third parties for strategic or commercial reasons, including in particular in connection with our collaborations and our customized solutions.

     We have licensed software and other important technology from third parties, including in particular all earlier versions of SRS from EMBL pursuant to a worldwide exclusive license as amended, as well as EMBL's Gene Quiz software pursuant to a worldwide non-exclusive license. EMBL's Gene Quiz software is a predecessor of our bioSCOUT(R) software. For a discussion of our exclusive SRS license as amended from EMBL, see "Item 10: Additional Information
- Material Contracts - Exclusive License Arrangement with EMBL Concerning SRS". We have also licensed software in the field of expression analysis from the German Cancer Research Center on a non-exclusive basis. We have also obtained licenses for software from Chemical Computing which is embedded in the absorption module of our iDEA(TM) predictive ADME simulation system and is necessary to use the absorption module. Under this licensing arrangement, we are entitled to sublicense the use of this software to end users of the absorption module. In addition, we have licensed software and databases that are embedded in, or necessary to use, our bioSCOUT(R) software. We are either entitled to sublicense this software or these databases to end-users, or end-users must obtain a license for these databases or software directly from the third-party licensor.

     In July 2001, we have licensed a wide range of chemical informatics applications and databases from MDL Information Systems, Inc, including MDL's ISIS, Assay Explorer, Apex, Afferent and CrossFire Beilstein software. We have obtained the right from MDL to develop and commercialize software applications that can interface with these software products of MDL, which allows us to enable our customers to integrate our rsearch software applications and databases with the cheminformatics products of MDL on the basis of our integration platform.

GOVERNMENTAL REGULATION

     Our LSI(TM) solutions, products, and services are not currently regulated by governmental agencies, such as the Food and Drug Administration in the United States (FDA) or similar agencies in the jurisdictions in which we do business. Nonetheless, the products of many of the life science research companies to which we market these products are regulated by the FDA and similar agencies.

     Some of our iD3 research and development activities in Heidelberg are subject to regulation, in particular under several European Union directives and regulations on genetic engineering. They generally require notification of the genetic research to, or approval thereof by, governmental authorities. The specific regulations applicable to a specific genetic research project are subject to the project's security classification by the competent authorities. The classification depends on the possible danger to human health and environment and the necessary security measures relating to laboratories and working conditions. Our current research projects are considered as bearing no or only low risks and have accordingly been approved by the governmental authorities. According to the classification, we have to comply with security standards including self-contained laboratories, certain working procedures, record keeping and health protection programs for our employees. Under European Union regulations, products containing genetically engineered organisms generally require pre-market approval by the relevant authorities.

     Our iD3 research and development activities in San Diego, California, are subject to regulation under the Toxic Substances Control Act, the Environmental Protection Act, the Clean Air Act, the Resource Conservation and Recovery Act, Occupational Safety and Health Act, regulations promulgated by the United States Department of Agriculture, and other federal, state and local laws and regulations. For example, we use various substances in its drug discovery research in San Diego that qualify as controlled substances under the Toxic Substances Control Act. We may posses and use these controlled substances only with a permit issued by the Drug Enforcement Agency (DEA). The possession and use of these substances is subject to stringent regulations.

SEASONALITY

     As is the case with other companies distributing software products, there may be a seasonal variability to our business relating to the receipt of orders for our LSI(TM) products and solutions. Orders may increase in the fourth quarter of each calendar year, as business customers attempt to make full use of their IT purchase budgets before year end, and to a somewhat lesser degree in the first quarter of each calendar year, as business customer attempt to make first use of their IT purchase budgets. However, because of the historical growth in overall sales and the impact of revenue from other sources, in particular revenue from milestone payments and professional service fees, this seasonal variability in orders for our LSI(TM) products and solutions has not yet resulted in any significant variability in revenue.

FACILITIES

     We do not own any real estate, but lease all of our facilities. Our principal administrative, sales and marketing facilities are located in leased premises in Heidelberg, Germany. Our iD3(TM) activities in Germany are based in another leased facility in Heidelberg, with some 2,000 square meters of lab space. We also have a facility in Cambridge, England, which is the center for developing our SRS system and related products. In addition, we maintain an office in leased premises in Cambridge, Massachusetts, which is principally responsible for the conduct of our i-biology(TM) collaboration with Bayer and from which we coordinate our U.S. sales and marketing activities. We also lease a facility in San Diego, California, of 71,510 square feet (approximately 55,000 square feet of laboratory and office space). We have subleased approximately 23% of this facility until 2005. In accordance with the sublease agreement, we receive monthly rent payments from the subtenant totaling approximately 23% of our required annual rent payments. In addition, we have leased office space in Cleveland and Columbus, Ohio.

     We believe that our existing facilities are adequate for our current needs and that additional space will be available as needed. We are currently assessing our future real estate needs in San Diego, Columbus and Heidelberg. We may sublease or assign additional portions or all of our San Diego facility and the lab facility in Heidelberg, including to one or more possible collaborators in connection with one or more collaborations covering our iD3(TM)activities in San Diego and Heidelberg. We may also construct, purchase or lease a facility in Heidelberg that would house all of our operations in Heidelberg.

SUBSIDIARIES

     We currently have four wholly-owned subsidiaries with active business operations. The following table shows information relating to each of these subsidiaries:

                      GROUP STRUCTURE AS OF MARCH 31, 2002

         CORPORATE NAME                   COUNTRY OF INCORPORATION                    FIELD OF ACTIVITY
         --------------                   ------------------------                     -----------------

     LION bioscience Ltd.(1)                         Wales                SRS and DiscoveryCenter(TM)integration
                                                                     platform development, solutions development

     LION bioscience Inc.(2)                  United States                   Marketing and distribution, global
                                                 (Delaware)                                professional services

     LION bioscience Research Inc.(3)         United States                  Center of excellence for performing
                                                 (Delaware)                         Bayer i-biology(TM)agreement

     NetGenics, Inc.(4)                       United States                 DiscoveryCenter software and SRS and
                                                 (Delaware)              DiscoveryCenter(TM)integration platform
                                                                          development, solutions development and
                                                                                    global professional services

(1) Wholly-owned by LION bioscience AG.
(2) Wholly-owned by LION bioscience AG.  In April 2002, we merged former Trega Bioscience Inc. into
    LION bioscience Inc.
(3) LION bioscience Research Inc. is wholly-owned by LION bioscience Inc. Bayer holds an option to acquire all of the shares of LION bioscience Research Inc. See the section entitled "--Customers" above.
(4) Wholly-owned by LION bioscience Inc.  We expect to merge NetGenics into LION bioscience Inc. in the near future.


                           GLOSSARY OF INDUSTRY TERMS

Bioinformatics                      The use of computer software to assist in
                                    the acquisition and analysis of information relating to genes, proteins, biological pathways and drugs.

Biological pathways                 Carefully regulated, complex networks of
                                    interactions by which the proteins expressed by genes carry out the biological function of cells. Biological pathways are generally classified as metabolic pathways, which are responsible for cellular metabolism and signal transduction pathways, which use secreted proteins, cell-surface receptor proteins and intracellular proteins to allow cells to communicate, coordinate and regulate their activities. The activities of biological pathways have many levels of control and redundancy and thus can be affected by many genes within a pathway. In addition to the effects of inherited genetic differences within the genome, a biological pathway is also affected by the expression levels of its key genes and proteins.

Chem(ical) informatics              The use of computer software to assist in
                                    the acquisition, analysis and management of data and information relating to chemical compounds and their properties.

Combinatorial chemistry             The typical drug is a small organic molecule
                                    derived from natural sources or synthesized using organic chemistry methods. The high-volume testing required for high-throughput screening involves the testing of a huge variety of chemical structures. Combinatorial chemistry uses organic chemistry methods and automated techniques and equipment to synthesize thousands of related chemical compounds for use in the screening process.

Expression analysis                 Each cell of an organism uses, or expresses,
                                    only those genes necessary for its specific role. When a gene is expressed, it produces a derivative copy of its sequence of bases called messenger ribonucleic acid, or mRNA.
                                    Messenger RNA is used as a template to
                                    direct the production of a protein. The
                                    order of the bases in DNA determines the order of amino acids in a protein. Different types of cells thus express different sets of genes. The types and amount of proteins expressed depends on the so-called expression levels of the cell's genes. The study of different gene expression levels and of the correlation between different expression levels and cellular behavior is known as expression analysis. The most common technique for expression analysis involves the use of DNA microarrays, which are small chip-like solid supports in which each gene is represented by a single dot.
                                    DNA microarrays enable the parallel study of all genes in a particular cell.

Expression profiling                The analysis of a gene's expression in
                                    parallel with other genes in a cell is also known as expression profiling.

Functional genomics                 The field of functional genomics seeks to
                                    identify and characterize the various gene and protein expression patterns that modulate cellular processes, particularly the manner in which genes impact the disease process. It is the study of the function of genes, including how the expression of a particular gene is regulated, how the protein that the gene encodes functions, and how a gene affects normal physiology and disease. Expression analysis and proteomics form part of functional genomics and have a descriptive role as a preliminary step in functional analysis.

Gene The fundamental unit of heredity. A gene is a specific sequence of bases (usually hundreds or thousands of bases) located in a specific location on a particular chromosome. Each gene contains a set of instructions to produce a particular protein. A gene is "transcribed" to produce multiple molecules of mRNA, which are then "translated" to produce multiple copies of this protein.

Gene expression                     The process used by a cell to determine
                                    which proteins to produce. Initially, the genetic information in DNA is copied, or "transcribed," to a complementary molecule called mRNA. The information in the mRNA is then "translated" to produce a protein with a precise sequence of amino acid building blocks that determine its structure and function. Although all cells contain the full set of DNA and thus each gene, different cells express different sets of genes depending on cell type and environmental conditions. Thus, each cell normally expresses only those genes it needs for the specific functions it performs. The level of mRNA expressed for each gene dictates its activity and the number of protein molecules produced. The "over" or "under" expression of genes can lead to various diseases.

Genetic epidemiology                Genetic epidemiology makes use of a
                                    collection of single nucleotide
                                    polymorphisms and other genetic variations in large population samples to correlate variation in the genetic constitution of an individual (the "genotype") to differences in the individual's observable character
                                    (the "phenotype") in relation to disease susceptibility and drug response. Genetic epidemiology analyzes a gene's role in a particular disease or its suitability as a drug target. Genetic epidemiology thereby supplements studies of animal models, cell cultures and biochemical reactions with information derived from the genes of both diseased and healthy humans.

Genomics The study of the genome and all related genetic information relating to humans or other species, particularly its relationship to biological processes such as disease

High-throughput screening           A drug target is usually a protein the
                                    modification of which can beneficially
                                    influence the progression or symptoms of a disease. Drug targets are identified and validated through the combined application of the techniques of expression analysis, proteomics, functional genomics and genetic epidemiology, as well as through animal studies. Once a drug target is identified and validated, a functional assay is developed. This assay attempts to indicate how the target's activity is influenced by the administration of drug-like chemical compounds. To select the best drug candidate from among hundreds of thousands of candidate molecules, the drug target is tested against each candidate molecule using automated methods. This process is known as high-throughput screening.

Pharmacology                        Pharmacology is the study of the effects of
                                    drugs on the living processes of all cells.
                                    Clinical pharmacology is the study of drugs that are useful in the prevention, diagnosis, and treatment of human disease.

Proteins Proteins are large molecules composed of organic molecules called amino acids, which control all biological processes. Proteins are required for the structure, function and regulation of an organism's cells, tissues and organs. Each protein has a unique biological function.

Proteomics                          Proteomics means the "set of proteins
                                    encoded by the genome" or the protein
                                    complement of an organism. The aim of
                                    proteomics is to produce a complete
                                    description of a cell/tissue/organism in terms of the proteins produced. In contrast to a static genome, the proteome is dynamic because the expressed protein pattern changes with time and environment, responding to developmental signals, disease, nutrients available, and other factors.

Single nucleotide polymorphisms     The sequence of bases of the DNA of
                                    individual members of a species is
                                    substantially, but not completely,
                                    identical. Individual differences between humans, whether in terms of outward appearance or susceptibility to disease, derive from variations in approximately 0.1% of their DNA sequences. Variations in a single base pair position within genomic DNA between individuals are known as single nucleotide polymorphisms, or SNPs. Some SNPs have a direct impact on gene function;
                                    others serve as markers for other, as yet unidentified, SNPs that themselves influence gene function.


ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in these forward-looking statements. Special terms used in our industry are defined in a glossary that is included in "Item 4: Information on the Company".

     You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.

     Our financial year ends on March 31 of each year. Unless the context requires otherwise, references to any financial year or to "FY" refer to the year ended March 31 of the calendar year specified.

OVERVIEW

     GENERAL

     Our company was incorporated on March 4, 1997. We have incurred losses in each year since our company's inception, principally as a result of our research and development (R&D) expenses and, to a lesser extent, our selling, general and administrative (SG&A) expenses in support of operations. On March 31, 2002, we had accumulated consolidated net losses of (euro) 97,273 million. We may continue incurring additional losses over the next years as we expand our Life Science Informatics, or LSI(TM), business. We expect that our losses will fluctuate from quarter to quarter and that such fluctuations may be substantial, especially because the length of time between our initial contact with a customer and conclusion of a signed agreement can be lengthy as our products, solutions and services are complex and cut across many aspects of a potential customer's business. In addition, milestone payments under our customer agreements can fluctuate between quarters.

     We have reclassified various amounts in our balance sheet, statements of operations and statements of cash flows for the financial years prior to FY 2002 to enable comparisons to the information set forth in our financial statements for FY 2002.

     We have organized our business activities around our Life Science Informatics, or LSI(TM) business. Our LSI(TM) business is primarily responsible for the development of our IT solutions and products as well as for providing professional services to customers related to these solutions and products. In the past, we have also focused on sequencing and genomics research projects on a fee-for-service basis, in our research laboratory. However, we ceased these fee-for-service projects in FY 2001. Instead, we shifted the resources from these projects to pursue our own internal IT-driven drug discovery and diagnostics activities which we call iD3(TM). iD3(TM) now primarily focuses on its own IT driven research projects. Our iD3(TM) approach applies IT solutions, including those developed by our LSI(TM) business, as well the professional services of our LSI(TM) business to our own drug discovery efforts. This approach assists our LSI(TM) business in the development of our IT solutions and products and related professional services. As a result, our IT product or solution development activities and professional services projects may be staffed by LSI(TM) and iD3(TM) employees under the leadership of our LSI(TM) business. In light of this close interaction and collaboration, we did not allocate revenues and operating losses among LSI(TM) and iD3(TM) in FY 2002, as we effectively managed our business as one integrated operation.

     As part of our strategy to focus on our core competencies, we plan to seek a collaborator or investor for our internal drug discovery activities, which we call iD3(TM), starting in FY 2003. For a discussion of our strategy, see "Item 4: Information on Our Company - Our Strategy".

     We have a strong commitment to our R&D activities and expect our R&D expenses, in particular R&D expenses as part of our LSI(TM) activities, to continue to comprise a substantial part of our total expenses. As is the case with many other companies in the life sciences industry, we reported R&D expenses in each of our fiscal years have been reduced by the recognition of various subsidies and grants from third parties, including the German government. We received grants and subsidies from third parties in a total amount of (euro) 1.317 million in FY 2002, (euro) 0.731 million in FY 2001 and
(euro) 0.446 million in FY 2000. For the next few years, the aggregate aMOUNT OF third party subsidies and grants received may significantly exceed the level of those recorded in FY 2002 as a result of the award to our subsidiary LION bioscience Inc. of a grant from the U.S. National Institute of Standards and Technology (NIST) in June 2002. For a description of this award, see "Research and Development - Alliances - Paradigm Genetics".

     We have granted stock options to our management board and our employees during FY 2001 and FY 2002 pursuant to our 2001 Stock Option Plan and our 2002 Stock Option Plan. For a discussion of these stock option plans and the options we have granted, please see "Item 6. Directors, Senior Management and Employees
- Share Ownership". We allocated the expenses of these outstanding stock options, which amounted to (euro) 4.2 million in FY 2002, and (EURO) 1.7 million in FY 2001 among our R&D and SG&A expenses as non-cash compensation.

     In FY 2002, we initiated measures to further reduce our expenses. As part of these measures, we did not renew employment agreements and issued employment termination notices to 45 employees of our iD3(TM) activities at our facilities in Heidelberg, Germany, in December 2001. In addition, in February 2002, we issued employment termination notices to 38 employees at our facilities in Heidelberg and 3 employees at our facilities in Cambridge, UK. These reductions in our workforce were in addition to the termination of 23 employees at our facilities in the United States in February 2002, as discussed further below. These terminations became effective between March and June, 2002. We have recorded a total of (euro) 0.8 million in FY 2002 as one-time expenses in connection with these workforce reductions, all of which were paid prior to March 31, 2002. As a result of this workforce reduction, we have also recorded a one-time expense of (euro) 1.1 million in FY 2002 as an impairment charge for equipment and facilities that are no longer in use as a result of this workforce reduction.

     SALES AND CUSTOMERS

     Our revenues consist of fees from our licensing activities and from our R&D activities. Our licensing revenue derives from licensing fees for our LSI(TM) products and solutions, fees for support and maintenance provided to customers related to these products and solutions, and fees, including milestone payments for professional services related to these products and solutions. Revenues generated from R&D activities comprise fees, including milestone payments, from our R&D collaborations and other R&D activities, such as our i-biology arrangement and our development agreement with Bayer, our collaboration with Schering to develop a comprehensive corporate gene database and gene data integration solution for Schering, the sale of our arrayBase(TM) clone collections, and the sale of compounds from our Chem.Folio(R) compound library. For a description of our revenue recognition policies, please see the discussion under "Critical Accounting Policies - Revenue Recognition" below.

     For our software products, professional services and our R&D collaboration arrangements, the length of time between our initial contact with a customer and conclusion of a signed agreement can be lengthy because our products, services and solutions are complex and cut across many aspects of a potential customer's business. Accordingly, a substantial period of time may elapse between the time we make initial contact with that customer and the time we generate revenues from such customer. Because many of the agreements that we conclude are individually negotiated with the customer, the length of time before we recognize revenues under any contract, and the terms of each contract vary substantially from customer to customer.

     Our most important customer is Bayer AG, revenues from which accounted for 46% of our revenues in FY 2002, 60% of our revenues in FY 2001, and 56% of our revenues in FY 2000. We receive revenues from Bayer for a number of different projects. For more information on these projects, see the section entitled "Customers" under Item 4 of this annual report. These projects include:

     o Our landmark i-biology(TM) arrangement of June 1999, under which we recorded revenues of (euro) 11.0 milliON IN FY 2002, including a one-time payment of (euro) 2.62 million ($2.310 million) for the delivery of 200 additional "public-domain" drug targets pursuant to an amendment to our i-biology arrangement with Bayer, (euro) 7.76 million in FY 2001 and (euro) 3.05 million in FY 2000. Through this arrangement, we are developing and applying new IT systems for the high-throughput identification and validation of new drug targets, diagnostic markers and variations in single base pair positions between individuals from genomics sources;

     o Our development agreement of October 2000. Under this agreement, we agreed to deliver existing and to develop future information technology and software, such as pharmacophore and informatics tools, for Bayer to significantly enhance Bayer's lead identification and optimization capabilities for pharmaceutical and agrochemical discovery and development. We recorded revenue in the amount of (euro) 7.58 million under this agreement during FY 2002 and (euro) 5.39 million during FY 2001;

     o The "Ustilago" project, under which we perform research into the genome of the maize fungus Ustilago maydis on behalf of Bayer. We recorded revenues from this project of (euro) 0.51 million in FY 2001 and (eURO)
         1.46 million in FY 2000; and

     o Several licenses under which Bayer makes use of our Life Science Informatics software. We recorded revenues of (euro) 1.28 million in respect of these licenses in FY 2002, (euro) 1.28 million in FY 2001 and (euro) 1.06 million in FY 2000.

     INVESTMENTS

     In early February 2002, we sold all of our shareholdings in Tripos, Inc. We had purchased 409,091 shares of convertible preferred stock from Tripos in early February 2000 for a total purchase price of $9 million. In late January 2002, we converted these shares into 818,182 shares of Tripos common stock. At that time, Tripos paid us an accrued dividend on the shares of convertible preferred stock of more than $0.890 million ((euro) 0.982 million). In early February 2002, we sold all of our shares of Tripos common stock. The net proceeds to us from this sale after deducting the sales commission and related expenses were approximately $21.6 million. We thus recorded income of approximately $13.5 million ((euro) 14.536 million) from this transaction.

     During FY 2002, we reviewed our various shareholdings in other companies and our investments in available-for-sale securities. For a description of our accounting policies with respect to our investments, please see "Critical Accounting Policies - Marketable Securities and Other Financial Assets" below. Based on our review, we determined to adjust the value of these shareholdings and investments and to record the following losses in FY 2002:

     o We recorded a loss in the amount of (euro) 8.830 million from our shareholding in Munich based Gesellschaft fur Medizinische Datenverarbeitung mbH (GMD). As part of our collaboration with GMD, we acquired 46,600 of the shares issued by GMD in February 2001, representing approximately 16% of all outstanding shares of GMD on a fully diluted basis. Based on GMD's performance, we determined the fair value to be zero and to completely write off this investment.

     o We recorded a loss in the amount of (euro) 1.726 million from our shareholding in SimUtility, Inc. As part of our collaboration with SimUtility, a Westford, Massachusetts based company, we had acquired an equity interest in SimUtility of less than 20% in May 2001 for a total purchase price of $1.5 million ((euro) 1.726 million). Based on SimUtility's performance and our decision not to continue our collaboration with SimUtility, we determined the fair value to be zero and to completely write off this investment.

     o We lowered the value of our investments in available-for-sale securities. In November 2000, we invested approximately (euro) 30.4 million in diversified funds that are listed on the Frankfurt Stock Exchange consisting of available-for-sale securities. Based on the performance of these funds, we reduced the value of our investments in these funds by (euro) 7.218 million, as measured by the closing price per fund unit, which we recorded as a realized loss as we determined that this decline was other than temporary.

     o We reduced the value of our shareholding in Paradigm Genetics Inc. In January 2000, we had acquired 400,000 shares of Series C Preferred Stock of Paradigm Genetics at a purchase price of $ 2 million. These shares were converted into 400,000 shares of common stock of Paradigm Genetics in May 2000. Based upon the trading price for Paradigm Genetics' shares on the Nasdaq National Market at the end of FY 2002, we lowered the value of our shareholding in Paradigm Genetics by (euro)
         1.237 million, which we recorded as a realized loss as we determined that this decline was other than temporary.

     U.S. EXPANSION

     We have significantly expanded our activities in the United States. As a result of these acquisitions and our expanded activities in the United States, we may become exposed to greater exchange rate risks because we report our revenues and expenses in euros:

     Effective March 14, 2001, our company acquired Trega Biosciences, Inc., located in San Diego, California, in the form of a stock-for-stock merger and accounted for under the purchase method of accounting. Trega was first consolidated on March 31, 2001, and, accordingly, none of the operating results for Trega are included in our results of operations for FY 2001. Trega's operating results subsequent to the acquisition were included in our results of operations for FY 2002. We initially allocated the total acquisition costs in the amount of (euro) 38.497 million as follows: (euro) 7.519 million was allocated to various intangible assets, including software and technology and assembled workforce, with useful lives of up to two years from March 31, 2001, the effective date of this allocation; the remaining net acquisition costs of
(euro) 30.978 million were allocated to goodwill. The amortization period was determined based on our management's assessment of the expected benefit and related future cash flows. In accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") issued by the Financial Accounting Standards Board (FASB) in July 2001, we allocated the value of Trega's assembled workforce in the amount of (euro) 2.5 million to goodwill in FY 2002. For a description of our application of SFAS No. 142, see "Critical Accounting Policies - Goodwill".

     Following the acquisition of Trega, we restructured our new San Diego facility to create a research and development "center of excellence," which leverages our extensive knowledge in chemistry, medicinal chemistry and computational sciences to focus on the development of our iDEA(TM) predictive ADME simulation system and on our internal drug discovery efforts related to nuclear receptor research. We discontinued Trega's other drug discovery efforts in FY 2002. As part of this restructuring, we reduced the Trega workforce by 18% shortly after the acquisition. In February 2002, we further reduced the workforce at our San Diego and Cambridge, Massachusetts facility by 8%. In FY 2002, we ceased selling compounds from the Chem.Folio(R) combinatorial chemistry library we had acquired as part of our acquisition of Trega and have used the inventory of currently more than 0.4 million compounds in our own drug discovery efforts. In addition, portions of our pharmacophore informatics solutions provided to Bayer have also migrated to our San Diego facility.

     Effective January 30, 2002, we acquired NetGenics Inc., having its principal place of business in Cleveland, OH, in the form of a stock-for-stock merger and accounted for under the purchase method of accounting. We first consolidated NetGenics on January 31, 2002. NetGenics' operating results are thus included in our results of operations for the period from January 31, 2002 until March 31, 2002 of FY 2002. We allocated the total acquisition costs in the amount of (euro) 23.723 million as follows: We allocated a total of (euro) 2.665 million to intangible assets in form of software and technology, and (euro)
0.695 million to customer relationships, each with useful lives of up to two years from January 31, 2002 the effective date of this allocation. We also allocated (euro) 0.695 million to in process R&D. The remaining net acquisition costs of (euro) 19.668 million were allocated to goodwill. The amortization periods were determined based on our management's assessment of the expected benefit and related future cash flows.

     Following the acquisition of NetGenics, we restructured NetGenics' operations in Cleveland and Columbus, Ohio to focus on development efforts related to our LSI(TM) data integration platforms, including in particular NetGenics' flagship DiscoveryCenter(TM) data integration software suite, and to provide professional services related to our LSI(TM) solutions. Portions of the development work to be performed for Schering AG under the collaboration agreement between NetGenics and Schering have migrated to our facilities in Heidelberg, Germany. As part of this restructuring, we reduced the NetGenics workforce by 18% in February 2002, closed NetGenics' San Diego, California, and Boston, Massachusetts, sites and integrated NetGenics' operations at these sites into our existing San Diego and Cambridge, Massachusetts, sites.

      We also expanded our sales, marketing and distribution efforts in the United States, including by increasing our U.S. sales and marketing staff at our Cambridge, Massachusetts, and San Diego, California, facilities, during FY 2001 and FY 2002.

CRITICAL ACCOUNTING POLICIES

     We have identified the following as critical accounting policies to our company due to the estimation processes involved in each of the following: revenue recognition, valuation of goodwill, accounting for income taxes, and accounting for our marketable securities and other financial assets.

     REVENUE RECOGNITION

     We derive a significant portion of our revenue from licensing activities, which consists of licensing fees for our LSI(TM) products and solutions, fees for support and maintenance provided to customers related to these products and solutions, and fees, including milestone payments for professional services related to these products and solutions. Significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates.

     Our LSI(TM) products are typically licensed under non-cancelable license agreements with license periods ranging from one year to multiple years. For our one-year licenses, customers pay fees for use of the software at the beginning of the license term or following installation if installation is required by the customer. These licenses typically renew automatically for a further one-year period at our prevailing license fees unless either party terminates. For our multiple-year licenses, our policy requires annual license payments in advance throughout the term of the license without contractual concessions. We also license various LSI(TM) products under perpetual license agreements. Under our perpetual licenses, the customer pays a one-time license fee and may, at its option, pay additional annual fees for maintenance and support.

     In addition, the customer pays, at the customer's option, an annual fee for support and maintenance of our products. The license and support and maintenance fees are typically determined on the basis of the number of servers or installation sites where the program is installed and, except for our SRS software licensed during FY 2001 and prior financial years, on the number of workstations or users.

     We also charge fees for product training and installation and software customization and related professional services.

     We apply the provisions of Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" to all transactions involving the licensing of our LSI(TM) products and solutions.

     We recognize revenues in the form of license fees from the sales of both term and perpetual licenses when evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable collection of the fee is probable and, if required under the contract, customer acceptance has been obtained. Delivery generally occurs when product is delivered to a common carrier. Revenue in the form of fees for support and maintenance from multiple-year contracts are recognized ratably on a straight-line basis over the term of these services.

     At the time of the transaction, we assess whether the fee associated with our revenue transactions is fixed and determinable based on the payment terms associated with the transaction and whether or not collection is reasonably assured. We assess collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. We do not request collateral from our customers. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

     For all sales, we use a signed license agreement as evidence of an arrangement. Sales through our distributors are evidenced by a master agreement governing the relationship together with binding purchase orders or license agreements on a transaction by transaction basis.

     We typically ship our LSI(TM) products promptly after the execution of a software license agreement. Accordingly, we do not generally have any significant software backlog, and believe that backlog at any particular time, or any fluctuation in backlog, is not indicative of sales of any succeeding period.

     For arrangements with multiple obligations (for example, license and maintenance and support), we allocate revenue to each component of the arrangement using the residual value method based on the fair value of the undelivered elements, which is specific to our company. This means that we defer revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Fair values for the ongoing maintenance and support obligations for both our multiple year licenses and perpetual licenses are based upon separate sales of renewals to other customers or upon renewal rates quoted in the contracts. Fair value of services, such as training, and installation services, is based upon separate sales by us of these services to other customers.

     If an arrangement includes an acceptance provision, acceptance occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

     Revenue from installation and training services are recognized when these services have been rendered.

     We may enter into professional services arrangements related to our products, such as the development of customized solutions that require us to perform significant work either to alter our underlying software or to build additional complex interfaces so that the software performs as the customer requests based on our products. The fees and payment terms for these professional services are negotiated with each customer based either on value added or number of days spent performing these services.

     Fees earned from R&D collaboration agreements, such as our i-biology(TM) arrangement and our development agreement with Bayer, are recognized as revenue in accordance with the terms of the relevant agreement. Some of these agreements contain negotiated milestones. Fees for achieving these milestones are recognized as revenue when we and our customer agree that the stipulated results or milestones have been met. If the results or milestones are not met or agreed upon, our recognition of revenue will be affected. As is the case with license fees and fees from professional services, fees received pursuant to R&D collaboration but not yet recognized as revenues are recorded as deferred revenue.

     Fees earned from these professional services and R&D collaborations are recognized as revenue in accordance with the terms of the relevant agreement and our progress in performing under the relevant agreement. These agreements often contain negotiated milestones and delivery of specified deliverables as well as term or perpetual licenses for use of the customized solutions or other deliverables by the customer. Fees for achieving these milestones and delivery of these milestones are recognized as revenue when we assess that the stipulated results or milestones have been met. Revenues in the form of license fees from licensing the customized solutions or other deliverables under these professional service agreements are recognized when delivery of the corresponding solution or deliverable has occurred, the fee is fixed and determinable, collection of the fee is probable and, if required under the contract, customer acceptance has been obtained.

     In light of our increased focus on providing IT solutions and related professional services for the broader life sciences industry as part of our business strategy, we expect a larger proportion of our revenue to come from professional services and license fees for customized solutions. For a discussion of our strategy, please see "Item 4: Information on Our Company - Strategy".

     GOODWILL

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". This standard changes the accounting for goodwill and other intangible assets by, among other things, requiring companies to cease amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. In lieu of amortization, we are required to perform an impairment review of our goodwill during each financial year and other times during the financial year when indicators of impairment exist.

     In accordance with the provisions of SFAS No. 142, we have adopted the statement effective April 1, 2001 and have not amortized the goodwill created by our acquisitions of Trega and NetGenics. Under SFAS No. 142, the workforce we acquired as part of our acquisition of Trega may no longer be considered an intangible asset. Therefore, (euro) 2.5 million was subsumed into goodwill in FY 2002. As of March 31, 2002, we have therefore recorded goodwill in the aggregate amount of (euro) 58.6 million.

     We assess the impairment of this goodwill annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

     o   a significant decline in our share price for a sustained period;
     o   our market capitalization relative to our net book value;
     o a significant underperformance by us relative to expected historical or projected future operating results;
     o significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
     o   significant negative industry or economic trends.

     In assessing the fair value and a possible impairment of our goodwill, we must make assumptions regarding the development of our share price, market capitalization, estimated future cash flows and other factors. The fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit as if the unit had just been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.

     If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded. When we determine that the carrying value of this goodwill may not be recoverable based upon our annual review or the existence of one or more of these indicators of impairment, we measure any impairment based on the excess of the carrying amount of the reporting unit goodwill over the implied fair value of that goodwill.

     If we determine, based on a future review, that the goodwill is impaired, we will have to record an impairment charge corresponding to this excess of the carrying amount of goodwill over the implied fair value of that goodwill, which could have a material adverse effect on our results of operations. Based on our impairment review at the end of FY 2002, we did not record any impairment losses related to goodwill. Due to recent declines in our share price, we expect to conduct our next impairment review in connection with the preparation of our results of operations for the first quarter of FY 2003.

     INCOME TAXES

     As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of assets and liabilities for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.

     We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the amounts carried on the balance sheet of our financial statements for existing assets and liabilities and their respective tax bases, and net operating losses and net operating losses carried forward under applicable tax laws. Deferred tax assets and liabilities are determined on the basis of the tax rates applicable to taxable profits in the year in which we expect the differences to be recovered or settled.

     We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our statement of operations.

     Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of March 31, 2002, our aggregate net operating losses carried forward came to (euro) 338 million. German losses accounted for roughly (euro) 110 million, and the losses from the operations of our U.S. subsidiaries for most of the remaining balance. While under applicable German law, these losses may be carried forward indefinitely, United States tax law as a general rule imposes a maximum period of 20 years. In view of the uncertainty regarding our company's future profitability and our ability to utilize these deferred tax assets before they expire, we have recorded a valuation allowance representing (euro) 120.616 million.

     This valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

     Our net deferred tax asset as of March 31, 2002 was (euro) 2.587 million after the adjustment for a valuation allowance of (euro) 120.616 million.

     MARKETABLE SECURITIES AND OTHER FINANCIAL ASSETS

     We classify our investments in securities as "marketable securities" and "other long-term investments".

     Marketable Securities

      We consider our securities to be "marketable securities" if they have a readily determinable fair market value and can be readily converted into cash. We classify our marketable securities as "available-for-sale" or "held-for-maturity", and short-term and long-term, based on our intent with respect to these securities and the maturity dates of these securities. If our intent with respect to these securities changes, this could affect our results of operations.

     Our available-for-sale securities consist of debt and equity securities that are publicly traded. During FY 2002, our available-for-sale securities also included investments in diversified funds. At March 31, 2002, we classified
(euro) 59.524 million as long-term available-for-sale securities. We did not classify any available-for-sale securities as short-term marketable securities. We carry our available-for-sale investments at fair value, based on quoted market prices, and unrealized gains and losses, net of taxes, are included in accumulated other comprehensive income, which is reflected as a separate component of stockholders' equity. Realized gains and losses are recognized when realized on our consolidated statement of operations.

     Our held-to-maturity marketable securities comprise debt securities with maturities of up to five years. We carry our held-to-maturity investments at acquisition cost unless a decline in market value is considered other than temporary. We may sell held-to-maturity securities before their maturity date if we have classified them as short-term marketable securities. At March 31, 2002, we classified marketable securities in the amount of (euro) 21.847 million as short-term held-to-maturity, because maturity dates of these securities are less than one year. Long-term held-to-maturity securities amounted to (euro) 23.468 million at March 31, 2002, as the maturity dates extend beyond one year.

     We have a policy in place to review our investments in available-for-sale and held-to-maturity marketable securities on a regular basis to evaluate whether or not these securities have experienced an other-than-temporary decline in fair value. If we believe that an other-than-temporary decline exists in our marketable securities, it is our policy to write down these investments to the market value and record the related write-down as an investment loss on our consolidated statement of operations. This determination involves determinations and judgments that will be made by our management. The amount and timing involved in recording these write-downs may affect our results of operations.

     In FY 2002, we accordingly lowered the value of our investments in available-for-sale securities. In November 2000, we invested approximately
(euro) 30.4 million in diversified funds that are listed on the Frankfurt Stock Exchange consisting of available-for-sale securities. Based on the performance of these funds, we reduced the value of our investments in these funds by (euro)
7.218 million, as measured by the closing price per fund unit, which we recorded as a realized loss as we determined that this decline was other than temporary. In addition, we reduced the value of our shareholding in Paradigm Genetics Inc. Based upon the trading price for Paradigm Genetics' shares on the Nasdaq National Market, we lowered the value of our shareholding in Paradigm Genetics by (euro) 1.237 million in FY 2002, which we recorded as a realized loss as we determined that this decline was other than temporary. We have classified our shares in Paradigm Genetics as long-term marketable available-for sale securities. However, we may consider selling all or a portion of our shareholding in Paradigm Genetics depending on the future performance of Paradigm's stock price.

     Other Long-Term Investments

     Our other long-term investments comprise investments in privately-held companies, in particular investments in our strategic alliance partners, that we intend to hold as a long-term investment. We accounted for these investments using the cost method of accounting. Our other long-term investments are in companies whose shares are not publicly traded, and, therefore, there is no established market for their securities. As such, the fair value of these investments is determined by us. We have a policy in place to review the fair value of these investments on a regular basis to evaluate the carrying value of the investments in these companies.

     This policy includes, but is not limited to, reviewing each of the companies' cash position, financing needs, earnings/revenue outlook, operational performance, management/ownership changes, and competition. The evaluation process is based on information that we receive or request from these privately-held companies. This information is not subject to the same disclosure regulations as U.S. public companies, and as such, the basis for these evaluations is subject to the timing and the accuracy of the data received from these companies. If we believe that the carrying value of a company is carried at an amount in excess of fair value, it is our policy to record a reserve and the related write-down is recorded as an investment loss on our consolidated statement of operations. Estimating the fair value of non-marketable equity investments in early-stage technology companies is inherently subjective and may contribute to significant volatility in our reported results of operations.

     We recognize realized gains and losses upon sale or maturity of these investments using the specific identification method.

         Based on our review, we determined to write-down the value of our shareholdings and investments in Gesellschaft fur Medizinische Datenverabeitung
(GMD) and SimUtility, Inc. and to record realized losses in FY 2002 corresponding to these write-downs. For a description of these write-downs and realized losses, see "Overview - Investments" above.

     RESULTS OF OPERATIONS

     The table below sets forth information about our net sales by geographical region.

                                     RESULTS OF OPERATIONS BY SEGMENT AND REGION(1)

                                          FY 2000          FY 2001           FY 2002
                                      ---------------  ---------------  -----------------

Net revenues by geographic
region(2): ((euro)in millions)

  Germany........................      3.978    39.0%   8.697    37.4%   10.147     25.1%
  United States..................      5.103    50.1%   9.958    42.8%   22.698     56.2%
  Other .........................      1.106    10.9%   4.620    19.8%    7.535     18.7%
                                      ------   ------  ------   ------  ------     ------
      Total......................     10.187   100.0%  23.275   100.0%   40.380    100.0%
                                      ======   ======  ======   ======  ======     ======
---------------------
(1) Columns may not add up due to rounding.
(2) Allocated based on location of the customer.


     FY 2002 COMPARED WITH FY 2001

     Revenues. Our revenues for FY 2002 increased by (euro) 17.105 million to
(euro) 40.380 million compared to (euro) 23.275 million in FY 2001. Revenue from licenses increased to (euro) 19.198 million in FY 2002 compared to (euro) 8.780 million during FY 2001. This increase in licensing revenue is mainly attributable to the increase in the number of license agreements for our LSI(TM) software products and related maintenance and support fees. The total number of new software licenses came to 55 in FY 2002 compared with 30 new software licenses in FY 2001. New customers that licensed our products include Affymetrix and GeneProt. In addition, existing customers renewed their license agreements for our software products. Furthermore, customers, such as Derwent Information, Incyte Genomics, Schering, and Nestle, retained us to provide professional services and to provide them with customized software solutions.

     Our revenue from R&D services and activities increased to (euro) 21.182 million in FY 2002 compared to (euro) 14.495 million during FY 2001. This increase in R&D revenue is mainly attributable to our development agreement with Bayer, which expanded our collaboration with Bayer into the field of pharmacophore informatics to pioneer the linkage of chemistry and informatics in order to accelerate life science research. Furthermore, Bayer made an additional one-time payment in the amount of (euro) 2.62 million ($2.310 million) for our delivery of an additional 200 targets pursuant to an amendment to our i-biology arrangement with Bayer. In addition, we generated revenue from the sale of chemical compounds from our Chem.Folio(R) compound libraries and from sales of our arrayBase(TM) clone collections.

     Our revenue for FY 2002 includes fees in the amount of approximately (euro)
2.0 million for products and services that Trega had committed to providing to third parties prior to the acquisition. We recognized these fees as revenue in FY 2002 after we delivered the products and performed the services corresponding to these fees.

     We expanded our sales and distribution activities in foreign markets. For example, revenues from the United States increased to (euro) 22.698 million in FY 2002 compared to (euro) 9.958 million in FY 2001 while revenues from Europe (excluding Germany) increased to (euro) 3.365 million in FY 2002 compared to
(euro) 2.705 million in FY 2001. Revenues from Japan, where we sell our products through CTC, our Japanese distributor, increased 3.683 million in FY 2002 compared to (euro) 1.865 million million in FY 2001.

     SG&A Expenses. Our SG&A expenses increased to (euro) 31.611 million in FY 2002 compared to (euro) 13.220 million in FY 2001. Our selling and marketing expenses increased to (euro) 12.874 million in FY 2002 compared to (euro) 5.719 million in FY 2001. This increase is mainly attributable to the increase of staff within our sales and marketing departments and the further expansion of LION bioscience Inc, our U.S. subsidiary, which is focused on sales and marketing in the United States. In addition, our sales and marketing expenses increased as a result of the selling and distribution activities, which we acquired as part of our acquisition of NetGenics. Our general and administrative expenses increased to (euro) 18.737 million in FY 2002 compared to (euro) 7.501 million in FY 2001. This increase is mainly attributable to the expansion of our operations in the United States as a result of our acquisitions of Trega and NetGenics, and our consolidation of twelve months of activities for Trega's and two months of activities for NetGenics' general and administrative expenses during FY 2002. In FY 2002, our San Diego facility also became the headquarters of our U.S. operations, which resulted in increased general and administrative expenses. In addition, we expanded our internal IT systems administration department in FY 2002. A portion of the expenses from the operations of this department were allocated to general and administrative expenses. Our SG&A expenses in FY 2001 included a one time non-cash compensation charge of (euro)
8.743 million related to the conversion of preferred shares in our company into ordinary shares by several of our employees.

     R&D Expenses. Our R&D expenses increased in FY 2002 to (euro) 53.947 million compared to (euro) 26.872 million in FY 2001. This increase in R&D expenses is primarily attributable to the expansion of our R&D activities in the United States as a result of our acquisitions of Trega and NetGenics, and our consolidation of Trega's and NetGenics' R&D expenses during FY 2002. Our iD3(TM) activities emplos R&D personnel and conducts R&D activities in the United States at our San Diego facility while the U.S. R&D activities of our LSI(TM) business involve personnel and facilities at our San Diego site as well as our sites in Cleveland and Columbus, OH. In addition, our R&D expenses increased during FY 2002 as a result of new product development activities, in particular with respect to new LSI(TM) products. Our expenses related to the purchase or in-licensing of products for use in our R&D activities, such as Affymetrix' GeneChip(R) probe arrays and related products and MDL software and databases, increased as well.

     Our actual R&D expenses in each of FY 2002 and FY 2001 were reduced by the receipt of subsidies and grants from third parties, including the German government. These payments totaled (euro) 1.317 million in FY 2002 and (euro)
0.731 million in FY 2001.

     Other Operating Income and Expenses. Our gains from other operating income and expenses increased to (euro) 1.104 million in FY 2002 from (euro) 0.727 million in FY 2001. This increase is primarily attributable to gains from the conversion of revenues and expenses in foreign currencies into euros in the amount of (euro) 0.929 million in FY 2002 compared with (euro) 0.501 million in FY 2001.

     Depreciation and Amortization. Our depreciation and amortization expenses increased to (euro) 13.160 million in FY 2002 compared to (euro) 4.218 million in FY 2001. This increase is primarily attributable to depreciation of property, plant and equipment during FY 2002, including an impairment charge in the amount of (euro) 1.1 million as a result of equipment write-down from our iD3(TM) activities in Heidelberg in December 2001, as well as amortization expense as a result of our amortization of Trega's intangible assets in form of software and technology and to a lesser extent, the amortization expense of NetGenics' intangible assets during the period from January 31 through March 31, 2002. In accordance with SFAS No. 142 our depreciation and amortization expenses do not include any amortization of goodwill resulting from our acquisitions of Trega and NetGenics. For a description of SFAS No. 142, please see "Critical Accounting Policies -Valuation of Goodwill and Other Assets" below.

     Interest Income. Our interest income (net) increased to (euro) 6.302 million in FY 2002 compared to (euro) 5.234 million in FY 2001. We received interest income in FY 2001 and FY 2002 from our investment of a portion of the proceeds from our initial public offering in fixed income securities in November 2000. This increase is attributable mainly to the additional interest we received for the full financial year 2002 compared with interest payments we recived during the investment period of November 2000 until March 31, 2001 of FY 2001.

     Results from Marketable Securities and Other Long-Term Investments. Our loss from investments (net) increased to (euro) 3.493 million in FY 2002 compared to (euro) 0 in FY 2001. This loss is attributable to the the sale of all of our shareholdings in Tripos, Inc. in February 2002 and the payment of an accrued dividend on these shares in January 2002 in connection with this sale. We recorded a gain in the amount of (euro) 15.518 million from this transaction. For a description of this transaction, see "Overview - Investments" above. In addition, as part of our strategy to focus on our core competencies, we reviewed our various shareholdings in GMD, Paradigm Genetics, SimUtility and our investments in available-for-sale securities. Based on our review, we determined to adjust the value of these shareholdings and investments and to record a combined total loss in the amount of (euro) 19.011 million in FY 2002. For a description of this review and value adjustments, see the discussion in "Overview - Investments" above.

     Net Loss. We incurred a net loss of (euro) 54.686 million in FY 2002 compared to a net loss of (euro) 23.944 million in FY 2002. This increase is attributable mainly to the increase of our expenses, in particular our R&D expenses and depreciation and amortization expenses, relative to the increase of our revenue, resulting to a large extent from our expansion in the United States. In addition, we recorded one-time net losses in the amount of (euro)
3.493 million as a result of the sale of all of our shareholdings in Tripos as well as a value adjustment of our shareholdings in other companies and of our investments in available-for-sale securities. We also recorded as an expense non-cash compensation for outstanding stock options and employee shares outstanding in the amount of (euro) 4.542 million in FY 2002 and (euro) 1.732 million in FY 2001. Our net loss in FY 2001 includes a one-time non-cash compensation expense in the amount of (euro) 8.743 million, resulting from the conversion of preferred shares of our company into ordinary shares.

     As a result, our accumulated net losses as of March 31, 2002 increased to
(euro) 54.686 million from (euro) 23.944 million as of March 31, 2001.

     FY 2001 COMPARED WITH FY 2000

     Revenues. Our revenues for FY 2001increased to (euro) 23.275 million compared to (euro) 10.187 million in FY 2000. This is mainly attributable to our on-going i-biology(TM) arrangement with Bayer as well as the expansion of this collaboration into the field of pharmacophore informatics to pioneer the linkage of chemistry and informatics in order to accelerate life science research and to an increase of our licensing revenues generated from additional customers and new product modules. The total number of new software licenses came to 30 during FY 2001. In addition, existing customers renewed their contracts and licensed new product modules, such as SRS Prisma and SRS Objects. Our LSI(TM) business increased sales to (euro) 21.166 million in FY 2001 compared to (euro) 7. 119 million during FY 2000. Since we conducted a strategic shift in our iD3(TM) activities that refocused iD3(TM) away from fee-for-service projects in order to expand our internal drug discovery efforts, the revenues from these activities decreased to (euro) 2.109 million during FY 2001 compared to (euro) 3.068 million in FY 2000.

     SG&A Expenses. Our SG&A expenses increased to (euro) 13.220 million in FY 2001 compared to (euro) 6.762 million in FY 2000. This increase is mainly attributable to the staff increases within our sales and marketing department and the further expansion of LION bioscience Inc, our U.S. subsidiary, focused on sales and marketing.

     R&D Expenses. Our R&D expenses increased in FY 2001 to (euro) 26.872 million compared to (euro) 12.394 million in FY 2000. This significant increase in R&D expenses is primarily attributable to salaries as a result of hiring of additional personnel for our R&D activities, including additional personnel for the pharmacophore informatics arrangement with Bayer, as well as the start-up costs for our pharmacophore informatics arrangement with Bayer.

     Our actual R&D expenses in each of FY 2001 and FY 2000 were reduced by the receipt of subsidies and grants from third parties, including the German government. These payments totaled (euro) 0.731 million in FY 2001 and (euro)
0.446 million in FY 2000.

     Other Operating Income and Expenses. Our other operating income and expenses increased to a gain of (euro) 0.727 million in FY 2002 from an expense of (euro) 0.542 million in FY 2001. This increase is primarily attributable to gains from the conversion of revenues and expenses in foreign currencies Yen into euros.

     Depreciation and Amortization. Our depreciation and amortization expenses increased to (euro) 4.218 million in FY 2001 compared to (euro) 3.061 million in FY 2000. This increase is primarily attributable to depreciation of property, plant and equipment during FY 2001, such as hardware and laboratory equipment purchased during 2001 and used by our LSI(TM) and iD3(TM) lines of business.

     Interest Income. Our interest income (net) increased to (euro) 5.234 million in FY 2001 compared to (euro) 0.008 million in FY 2000. This increase is attributable mainly to the fact that we received interest income in FY 2001 from our investment of a portion of the proceeds from our initial public offering in fixed income securities in November 2000.

     Net Loss. We incurred a net loss of (euro) 23.944 million in FY 2001 compared to a net loss of (euro) 12.585 million in FY 2000. The net loss for FY 2001 includes non-cash compensation expenses in the amount of (euro) 8.743 million, resulting from the conversion of preferred shares of our company shares held by of our employees into ordinary shares. The exchange of one equity instrument for another equity instrument was treated, in substance, as the repurchase by our company of the first equity instrument and the issuance of a new equity instrument. Any difference in the fair value between the two instruments at the date of exchange had to be recorded as a non-cash item. By resolution of our company's general meeting of May 15, 2000, all of the existing preferred shares in our company were converted into ordinary shares. In FY 2001, we recorded an additional personnel expense as non-cash compensation in the amount of (euro) 1.732 million for outstanding stock options.

LIQUIDITY AND CAPITAL RESOURCES

     We fund our operations mainly through our operating cash flow, bank debt and equity. Over the past three fiscal years, we have funded our operations principally from the issuance of equity, the proceeds of which have been used to fund operating deficits and repay indebtedness. We anticipate that during FY 2003 we will continue to generate operating deficits, which will be funded from existing cash and marketable securities.

     We believe that our existing cash balances will be sufficient to fund our current plans to operate and expand our business. Our belief is based on our current business plan and our refined strategy, which could change in the future as a result of new developments and require additional funding sooner than anticipated. Even if we have sufficient cash for our current business plan, we may seek to raise additional funding because of favorable market conditions or other strategic factors.

     Our future cash requirements depend on numerous factors, including:

     o the development of software and integrated IT solutions for the life sciences industry;

     o our ability to attract subscribers and purchasers for our LSI(TM)software products, solutions and services;

     o   our ability to establish and maintain additional collaborations;

     o our reaction to technological developments of competitors and to market developments; and

     o the costs involved in enforcing patent and copyright claims and other intellectual property rights.

     These factors may result in our need for significant additional funds in the future, which we may seek to raise through public or private offerings or debt financing. We cannot assure you that additional financing or customer arrangements for our LSI(TM) solutions, products or services will be available when needed or that, if available, such financing or arrangements will be obtained on favorable terms. If adequate funds are not available when needed, we may have to curtail our operations or attempt to raise funds on unattractive terms.

     CASH FLOW

     During FY 2002 and during FY 2001, we had net cash outflows of (euro)
48.042 million and net cash inflows of (euro) 60.224 million, respectively.

     The net cash used in our operating activities was (euro) 51.500 million in FY 2002, (euro) 13.381 million in FY 2001, and (euro) 4.687 million in FY 2000. The substantial increase in the amount of net cash used in our operating activities in FY 2002 compared to FY 2001 was attributable mainly to our expansion in the United States as a result of our acquisitions of Trega and NetGenics as well as the build-up of our sales and marketing activities in the United States and higher R&D activities. The substantial increase in the amount of net cash used in our operating activities in FY 2001 compared to FY 2000 was attributable mainly to higher R&D expenses and, to a lesser extent, higher SG&A expenses.

     Our investing activities provided (euro) 5.044 million in FY 2002 while we used net cash in the amount of (euro) 127.917 million in FY 2001 and (euro)
20.033 million in FY 2000 for our investing activities. Cash outflows from our investing activities in FY 2002 are attributable mainly to our investments in ownership interests in our collaboration partners GMD, GeneProt, SimUtility and BioSolveIT, for a total of (euro) 10.805 million. In addition, we made improvements to our facilities in Heidelberg and purchased hardware totaling
(euro) 7.960 million. These cash outflows from our investing activities in FY 2002 were more than offset by cash inflows in the amount of (euro) 23.720 million from the sale of all of our shares in Tripos and the payment by Tripos of an accrued dividend immediately prior to the sale and cash inflows in the amount of (euro) 5.863 million from interest payments received from our investments in fixed-income securities. The high level of investments in FY 2001 is attributable mainly to our investments in available-for-sale and held-to-maturity-securities of (euro) 43.732 million and (euro) 71.525 million respectively, our purchase of capillary sequencers and computer hardware, and the expansion of a new mainframe computer center totaling (euro) 8.245 million. The high level of investments in FY 2000 covering (euro) 11.164 million of long-term investments made during the year, including the purchase of 409,091 shares of convertible preferred stock of Tripos Inc. for $9 million and the purchase of 400,000 shares of preferred stock of Paradigm for $2 million. The amount for FY 2000 also reflects increased levels of capital expenditure, primarily for the purchase and lease of laboratory equipment, computer equipment and furniture and office equipment

     Net cash used in our financing activities was (euro) 1.586 million in FY 2002, which is attributable mainly to payments under our capital leases to finance laboratory equipment and IT hardware in the total amount of (euro) 0.863 million and payment of interest and principal under our loan agreement with Bayerische Hypo- und Vereinsbank in the amount of (euro) 0.569 million. Financing activities provided (euro) 201.522 million in cash during FY 2001 compared to (euro) 30.509 million provided during FY 2000. These funds are primarily attributable the fact that our company conducted its initial public offering in August 2000 and listed its ordinary shares on the Neuer Markt segment of the Frankfurt Stock Exchange and on the Nasdaq National Market in the form of ADSs. Our company offered 4,575,375 ordinary shares, as well as an additional 685,625 ordinary shares to cover over-allotments, at (euro) 44.00 a share and $39.68 per ADS. We used a portion of the proceeds received from this public offering to repay approximately (euro) 6.6 million, which represented the total amount drawn under a (euro) 11.00 million bridge loan facility provided to us by Deutsche Bank Aktiengesellschaft on April 5, 2000, which was used to finance operations. Amounts drawn under this credit facility bore interest at an annual rate of 10%. During FY 2001, we invested (euro) 114 million in fixed income funds, money market funds, corporate bonds, German government bonds (Pfandbriefe), and other mutual funds. Net cash provided by our financing activities in FY 2000, primarily reflect the issuance of 1,400,000 ordinary shares (after giving effect to the stock split) to Bayer early in FY 2000 for aggregate consideration of (euro) 27.73 million and the issuance of 1,076,600 preferred shares (after giving effect to our stock split) to a private investor early in FY 2000 for aggregate consideration of (euro) 3.68 million. All of our company's preferred shares have since been converted into ordinary shares.

     Our cash, cash equivalents and marketable securities amounted to (euro)
124.023 million at March 31, 2002.

     LOAN AGREEMENTS

     In December 1997, our company entered into a loan agreement with Bayerische Hypo- und Vereinsbank for the financing of research and development activities. Under the loan agreement, we may borrow up to (euro) 4.55 million through September 30, 2007. At March 31, 2000, the Company had fully utilized the facility. The loan principal is due in 16 equal semi-annual payments in the amount of (euro) 284,406, which began on March 31, 2000. At March 31, 2002, we had repaid approximately (euro) 1.421 million of the total principal amount borrowed under this facility. Interest is paid in quarterly installments at a rate of 4.75% per annum. In connection with the loan our company granted the lender a security interest in our property, plant and equipment, accounts receivable and claims by certain members of our management board and senior management under life insurance policies.

     CAPITAL EXPENDITURES

     We had no material capital commitments for capital expenditures at March 31, 2002. We expect our capital expenditures to increase in future periods because of planned expansion of our operations. The planned expansion will be in support of expected growth both in the provision of solutions and products of our LSI(TM) business.

IMPACT OF INFLATION

     Inflation has not had a material effect on our business.

RECENT ACCOUNTING ANNOUNCEMENTS

     In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 143 "Accounting for Asset Retirement Obligations." This statement deals with the accounting and reporting duties with regard to obligations and related expenses that arise in connection with the disposal or retirement of long-lived tangible assets. SFAS No. 143 requires a company to set up an accrual for the fair value of the obligation in the period in which it accepts a legal obligation associated with the disposal or retirement of a long-lived tangible asset. The statement further requires that the carrying amount of the tangible asset be increased by the expenses accrued as liabilities. The increase in the carrying amount of the tangible asset is then regularly depreciated over the remaining term. In valuing the accrued liability, the effects of accrued interest and changes in estimated future cash flow must be taken into account in every period. SFAS No. 143 must be applied in all fiscal years commencing after June 15, 2002, but may be applied earlier. We do not believe the application of this statement will have any material effect on our net assets, financial position, or results of operations.

     In October 2001, FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which deals with the accounting for and reporting of impairment and disposal of long-lived assets. Statement No. 144 replaces both SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." However, SFAS No. 144 retains many of the basic provisions of SFAS No. 121. Similarly, SFAS No. 144 adopts the obligation of Opinion No. 30 that discontinued operations must be reported separately. The scope of the reporting obligation is expanded to include components of an entity that are disposed of by sale, retirement, demerger or spin off or that are held for sale.

SFAS No. 144 must be applied in fiscal years commencing after December 15, 2001, but may be applied earlier. We will apply SFAS No. 144 starting April 1, 2002. We have not yet conclusively determined the potential effects of this statement on us.


ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     In accordance with the German Stock Corporation Act, our company has a supervisory board and a management board. The two boards are separate, and no individual may simultaneously be a member of both boards. The management board is responsible for managing our company's business in accordance with applicable laws and our company's articles of association. It represents our company in its dealings with third parties. The supervisory board appoints and removes the members of the management board and oversees the management of our company but is not permitted to make management decisions.

     In carrying out their duties, members of both the management board and supervisory board must exercise the standard of care of a prudent and diligent businessperson, and they are liable to our company for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including the interests of our company and its shareholders, employees and creditors. The management board is required to respect shareholders' rights to equal treatment and equal information.

     The supervisory board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the management board must, among other things, regularly report to the supervisory board with regard to current business operations and future business planning. The supervisory board is also entitled to request special reports at any time. The management board is required to ensure appropriate risk management within our company and to establish an internal monitoring system.

     Under German law, shareholders of a company, like other persons, are liable to the company for damages if they intentionally use their influence on the company to cause a member of the management board or supervisory board, or holders of special proxies, to act in a way that is harmful to the company. If a member of the management board or supervisory board neglects his or her duties, he or she is jointly and severally liable with any other persons exercising such influence.

     As a general rule under German law, a shareholder has no direct recourse against the members of the management board or the supervisory board in the event that they are believed to have breached a duty to our company. Apart from insolvency or other special circumstances, only our company has the right to claim damages from members of either board. Our company may only waive these damages or settle these claims if at least three years have passed and if its shareholders approve the waiver or settlement at the shareholders' general meeting with a simple majority, provided that opposing shareholders do not hold, in the aggregate, one-tenth or more of the share capital of our company and do not have their opposition formally noted in the minutes maintained by a German notary.

     SUPERVISORY BOARD

     Our company's supervisory board consists of six members. Our company's shareholders elect the members of the supervisory board at the general meeting of the shareholders. The current members of the supervisory board were elected in the course of formation of our company and at extraordinary general meetings held on November 19, 1998 and May 15, 2000.

     Our company's shareholders may remove any member of the supervisory board by a majority of votes cast at a general meeting of the shareholders. The supervisory board elects a chairman and one deputy chairman from among its members. The participation of at least three members, which would include abstaining from voting, is required for the supervisory board to act. The supervisory board normally acts by simple majority vote of the votes cast, with the chairman having a deciding vote in the event of a deadlock in a second vote on the same matter. The supervisory board may set forth in its rules of procedure that any resolutions by the supervisory board and its committees may be passed in writing, by telegram, telephone, facsimile, telex, or similar means, including in particular by way of video conference.

     Under our company's articles of association, the supervisory board should meet at least once during each quarter of the calendar year. The supervisory board is required to meet at least twice during each half of a calendar year.

     Unless the shareholders determine a reduced term, the maximum term of office of each member of the supervisory board expires at the end of the general meeting of the shareholders for the fourth fiscal year following the fiscal year in which the member was elected. The fiscal year in which a member's term of office commenced is not included in the five-year period.

     The present members of our company's supervisory board, their ages, the years in which their terms expire and their principal occupations are as follows:

                            SUPERVISORY BOARD MEMBERS

         NAME                  AGE     TERM                        PRINCIPAL OCCUPATION
         ----                  ---   EXPIRES(1)                    --------------------
                                     ---------

Dr. Thomas Schuerrle......      46     2003      Attorney-at-law, partner with the law firm of Debevoise &
   Chairman                                      Plimpton
Lorenzo Giulini(2)........      44   July 2002   Partner of Ascend Company
   Vice-Chairman
Joern Aldag...............      43     2003      Chief Executive Officer of Evotec OAI AG
Markus Metyas.............      39     2003      Chief Financial Officer of QSC AG
Dr. Michael Steiner.......      47     2003      Partner of Boston Consulting Group GmbH & Partner
Dr. h.c. Klaus Tschira....      61     2003      Former member of the management board and co-founder of
                                                 SAP AG; Partner of the Klaus Tschira Stiftung Heidelberg GmbH

(1)      Unless replaced earlier by another member elected in a regularly held election.
(2)      Mr. Giulini is the brother-in-law of Dr. von Bohlen und Halbach, the Chief Executive Officer and
         Chairman of our company's management board. Mr. Giulini has resigned from our company's supervisory board effective after the conclusion of our annual general shareholders meeting scheduled to be held on July
         19, 2002.


     MANAGEMENT BOARD

     Our company's management board currently consists of four members. Under our company's articles of association, the supervisory board determines the size of the management board.

     Our company's articles of association provide that the management board normally acts by simple majority vote of the members present. Our company's management board may take action by circulating written consents or orally by telephone in lieu of a meeting. The management board may take action if at least two-thirds of its members are present.

     Pursuant to the rules of procedure of our management board, attendance by at least one half of all members is required for a quorum of the management board. The chairman of the management board has two votes and casts the deciding vote in the event of a tie. The other members have one vote each. The entire management board must decide on matters of significance to our company or its subsidiaries, our annual report, matters to be submitted to the supervisory board, and matters relating to any meeting of the shareholders.

     In addition to matters requiring the consent of the supervisory board under German law, the management board may only engage in certain transaction with approval of the supervisory board. These transactions include investments exceeding (euro) 1 million mergers and acquisitions, termination of business divisions, certain financial transactions, such as borrowings exceeding (euro) 2 million, the issuance of debt securities, and the granting of security interests, as well as other specified transactions exceeding specified threshold amounts, such as lease agreements, service agreements, consulting agreements, and the appointment of holders of a general power of attorney.

     The supervisory board appoints the members of the management board for a maximum term of five years. The initial term of office for a member of management is one year. At the end of this initial one-year, the term automatically extends for another four years, unless our company's supervisory board gives notice of termination within three month prior to expiration of the initial one-year term. Our company's supervisory board is contemplating to shorten the total term of office for members of our company's management board from five to four years. Members of the management board may be reappointed or have their term extended for one or more terms of up to five years each. The supervisory board may remove a member of the management board prior to expiration of his term for good cause, for example in the case of a serious breach of duty or good faith vote of no confidence by the shareholders' general meeting.

     Our company may be represented by two members of the management board or by a member of the management board together with a holder of a general power of attorney (Prokurist). According to our company's articles of association, the supervisory board may grant sole power of representation to the members of the management board. Our company's supervisory board has used this authority and has granted sole power of representation to Dr. von Bohlen und Halbach, the Chairman of our management board. A member of the management board may not deal with, or vote on, matters that relate to proposals, arrangements or contracts between himself and the company.

     The present members of our company's management board, their ages, the years in which their terms expire and their positions are as follows:

                                                MANAGEMENT BOARD MEMBERS

                                                            TERM
NAME                                         AGE           EXPIRES                        POSITION
----                                         ---           -------                        --------

Dr. Friedrich von Bohlen und Halbach.......   39             2007            Chairman, Chief Executive Officer
Martin Hollenhorst.........................   43           2003(1)           Chief Financial Officer
Dr. Jan Mous...............................   50             2005            Chief Scientific Officer
Dr. Reinhard Schneider.....................   40         Oct. 2002(2)        Chief Information Officer


(1) The initial term of Mr. Hollenhorst's employment as Chief Financial Officer and a member of our company's management board runs until April 1, 2003.
     The term automatically extends until 2007, unless his employment is terminated by our company's supervisory board by notice given within three month prior to April 1, 2003.

(2) The initial term of Mr. Schneider's employment as Chief Financial Officer and a member of our company's management board runs until October 1, 2002.
     The term automatically extends until 2006, unless his employment is terminated by our company's supervisory board by notice given within three month prior to October 1, 2002.


     Dr. Friedrich von Bohlen und Halbach has been our company's Chairman of our management board and Chief Executive Officer since our company was founded in March 1997. Previously, Dr. von Bohlen und Halbach was the Chief Executive Officer of WASAG Chemie AG, Essen. Before joining WASAG, Dr. von Bohlen und Halbach held the position of assistant to the Chairman of the management board of FAG Kugelfischer KGaA, Schweinfurt, Germany. He started his career as a trainee in research and development at Fresenius AG, Oberursel, Germany, and holds a PhD. in neurobiology from the Swiss Federal Institute of Technology
(FTII), Zurich.

     Martin Hollenhorst joined our company as Chief Financial Officer in April 2002. Mr. Hollenhorst has accumulated extensive finance, controlling and management experience working for a variety of companies operating on an international scale. Most recently he worked as a freelance management consultant in Washington, D.C., specializing in advising German-American companies on strategic and acquisition matters. Prior to that, he was Chief Executive Officer of A.N.N. Systems ASA, a German-American software company, and prior to that, he worked for seven years for the Vossloh group, a listed finance and management holding company with an international portfolio of industrial subsidiaries, where he was responsible for finances and controlling. In addition, he was General Manager of Hegenscheidt MFD GmbH, based in Erkelenz, Germany, and Detroit, Michigan. Martin Hollenhorst also worked for six years at Deloitte & Touche, eighteen months of which he spent in the USA working as a consultant for company mergers and acquisitions.

     Dr. Jan Mous has been the Chief Scientific Officer of our company since May 2000. Dr. Mous has both extensive scientific and managerial experience that he gained from working for approximately 15 years at Hoffmann-LaRoche Ltd. in Basel, Switzerland, starting in 1985. From 1998 to 2000, Dr. Mous served as the global head of genomics technologies and director of the genomics technology platform of Hoffmann-La Roche and, from 1997 to 1998, as head of genomics research and deputy head of central nervous system research. From 1994 until 1996, Dr. Mous was head of gene technology and genomics research at Hoffmann-La Roche. Before then, he conducted various research projects for Hoffmann-La Roche, including exploratory research projects for drug target identification in the areas of virology, immunology and the central nervous system, preclinical Hepatitis C virus research and preclinical AIDS research. Dr. Mous holds a PhD. in biochemistry from the University of Leuven in Belgium.

     Dr. Reinhard Schneider has been the Chief Information Officer of our company since September 2001. Dr. Schneider is a co-founder of our company and has been with our company since March 1997 as Vice President of LSI(TM) Research. He previously served as the chief executive officer of our company's subsidiary, LION bioscience Inc., and is the Chief Executive Officer of our U.S. subsidiary LION bioscience Research Inc., located in Cambridge, Massachusetts. While a scientist in the BioComputing Department at EMBL, Dr. Schneider studied various aspects of protein structure prediction and sequence alignment as well as the development of large-scale automated sequence analysis and the use of massive parallel computers in biology. Dr. Schneider studied biology at the University of Aachen and the University of Heidelberg and received his PhD. from EMBL.

     At the end of May 2002, our company's supervisory board appointed Dr. Daniel Keesman as Chief Business Officer and a member of our company's management board, effective July 1, 2002. This appointment is subject to our company entering into a employment agreement with Dr. Keesman on mutual acceptable terms. Dr. Keesman joined our company in March 2001 as Vice President of Global Sales and Marketing and was subsequently promoted to Executive Vice President, Global Business. Prior to joining us, he served as Vice President for MDL Information Systems Europe and Managing Director of MDL Information Systems GmbH, Frankfurt. He had also held various other positions within MDL, one of which was Director, Professional Services Europe. He received his PhD. in chemistry from the University of Stuttgart, Germany.

     Our senior management consists of the following persons:

     Mark Canales, PhD., joined us in March of 2001 as Senior Vice President of Cheminformatics Development of our U.S. operations at San Diego, California. He currently serves as Executive Vice President, Chief Technology Officer of our U.S. operations. Prior to joining us, Dr. Canales acted as vice president of product development at MDL Information Systems, Inc. Dr. Canales has over 17 years experience in the design and development of software and hardware solutions for the scientific market. He has managed several multinational projects with development groups spread across multiple sites. Prior to working at MDL, Dr. Canales served as director of product development at Finnigan Corporation, a subsidiary of ThermoQuest Corporation. Prior to joining Finnigan, Dr. Canales worked with PE Nelson Systems (formerly Nelson Analytical) where he led both software and hardware programs within the Desktop DataSystems Group. Dr. Canales holds a Ph.D. in biochemistry from the University of Minnesota. His undergraduate degrees are an A.B. in classical philosophy and B.S. in chemistry from Gonzaga University.

     Anthony Caruso, joined our subsidiary LION bioscience Research, Inc, in March, 2000, as Director of Bioinformatics. In March of 2001, Anthony was promoted to Managing Director of LION bioscience Research Inc. and is currently responsible for all aspects of our collaboration with Bayer AG in Cambridge, Massachusetts. Prior to joining LION bioscience Research Inc., Anthony worked at Cereon Genomics on their SNP and pathway projects. Prior to that, Anthony was Group Leader of the Computational Biology Group at Genome Therapeutics Corporation in support of DNA sequencing, microbial genomics, functional genomics and human genetics. Anthony transitioned from wet research laboratory research to bioinformatics while at Genetics Institute, where his career started as a molecular biologist in the department of Hematopoiesis. Anthony graduated from the University of Massachusetts with a degree in Biology - Biotechnology.


     Dr. Thure Etzold joined us in July 1998 as chief executive officer of our subsidiary, LION bioscience Ltd., in Cambridge, England. He also serves as Vice President, LSI Research and Vice President, SRS Group. He is also a group leader in the research program at the European Bioinformatics Institute (EBI) in Hinxton, U.K. Previously, he was a staff scientist at EMBL. He developed and optimised LION's SRS data integration system and brought the exclusive commercial rights to SRS to us. He holds a PhD. from the Max-Planck-Institut fur Zuechtungsforschung in Cologne, Germany and from EMBL.

     Dr. Claus Kremoser joined us in June 1998 as Director of Business Development and was promoted to Vice President of Drug Discovery in December 1998. Prior to joining us, Dr. Kremoser served as a biotech and pharmaceutical consultant at Ernst & Young, where he co-authored the fourth and fifth editions of the European biotech report and authored that firm's first report on German biotech. Dr. Kremoser studied biochemistry in Munich and Tubingen and received his PhD. in molecular neurobiology at the Max Planck Institute for Developmental Biology in Tubingen.

     Rudolph Potenzone, PhD., joined us in March 2001 as Chief Executive Officer of our U.S. operations. Prior to joining us, he was Senior Vice President for Marketing & Development at MDL Information Systems, where he managed the design, development and marketing of MDL's software and database products. Previously, Dr. Potenzone was Director of Research and New Product Development at Chemical Abstracts Service (CAS), and, prior to CAS, at Polygen/Molecular Simulations, Inc. Dr. Potenzone has over ten years of industry experience managing chemical information systems and over 20 years of cheminformatics experience. He holds a PhD. in macromolecular science from Case Western Reserve University in Cleveland, Ohio and a Bachelor of Science degree in biophysics and microbiology from the University of Pittsburgh.

COMPENSATION

     The members of our company's supervisory board received compensation in the aggregate amount of (euro) 107,000 in FY 2002. Under our company's articles of association, the compensation for each member of the supervisory board is currently (euro) 15,350 per fiscal year. The chairman of the supervisory board currently receives twice this amount. The general meeting of the shareholders may increase the amount of compensation of the supervisory board. Our company also reimburses the costs incurred by the members of the supervisory board and any turnover tax. Members of the supervisory board have received no compensation from any of our company's subsidiaries. In FY 2002, none of the members of our supervisory board were granted options.

     The aggregate compensation of our company's management board in respect of FY 2002 was (euro) 962,630, including discretionary bonuses in the aggregate amount of (euro) 230,081. In addition to salaried remuneration, the members of our company's management board receive benefits in the form of automobile allowance, allowance for life insurance, allowance for housing expenses, as well as continued payment of salary in the event of illness for up to three months and payment of relocation expenses. Two members of our management board, Dr. Reinhard Schneider and Dr. Jan Mous hold options to purchase 37,100 shares and 105,000 shares respectively under our 2000 stock option plan. These options were granted in August 2000. Our 2000 stock option plan is described below under "Share Ownership". Each member of our management board may receive an annual bonus in an amount determined by our supervisory board in its discretion. Our company's employment agreement with Dr. von Bohlen und Halbach also provides for the payment of bonuses to him based on our pre-tax net income, if any, up to an aggregate maximum of 10% of such amount. As we have not had pre-tax net income in any of our financial years to date, no bonuses under this arrangement have been paid. The members of the management board have received no compensation from any of our company's subsidiaries.

     The members of our supervisory and management board are also entitled receive liability insurance coverage, including insurance against liabilities under U.S. securities laws. We currently provide such coverage at no cost to the members of our supervisory and management board.

EMPLOYEES

     The following table sets forth the full time equivalent number of our full time equivalent employees by job category at the end of each of the last three financial years.

                                    WORLDWIDE EMPLOYEES

                                                         2000          2001           2002
                                                         ----          ----           ----

     Operation, Administration and Finance                 23            82             94
     Product Development                                  160           318            405
     Marketing, Sales and Related                          20            41             91
     Customer-Support Activities

     Total                                                203           441            590


     Of our full-time equivalent employees at March 31, 2002, 323 were based in Germany, 44 were based in the United Kingdom and 223 were based in the United States. As of March 31, 2002, approximately 40% of our employees held doctoral degrees in fields such as information technology, computational biology, molecular biology, chemistry, physics and experimental genomics, and a further 40% held other advanced academic degrees.

     We do not have a works council. None of our United States based employees are subject to a collective bargaining agreement. We have not experienced any major labor disputes resulting in work stoppages since our formation.

     SHARE OWNERSHIP

     Each member of our supervisory board and our management board, other than Dr. Friedrich von Bohlen und Halbach, beneficially own less than one percent of our shares. Dr. von Bohlen und Halbach's share ownership is disclosed in Item 7.

     2000 Stock Option Plan. Under a stock option plan adopted by our general meeting on March 13, 2000, our company has the authority to grant non-transferable options to acquire shares in our company to members of its management board and to our employees until December 31, 2004. Our company may grant options covering up to 184,800 ordinary shares to members of its management board and up to 757,050 ordinary shares to its employees. In addition, our company may grant options covering up to 82,250 ordinary shares to members of the management boards of our company's subsidiaries and up to 214,900 ordinary shares to employees of our company's subsidiaries. Our company may not grant options covering more than 1,239,000 ordinary shares in the aggregate from our company's conditional capital in the amount of (euro) 1,239,000.

     Prior to our initial public offering in August 2000, our company's management board granted options to our management and employees to purchase up to 1,113,000 ordinary shares, of which options to purchase up to 145,475 ordinary shares were subsequently cancelled when the option holders terminated their employment with us. In December 2000, our management board granted options to our employees to purchase up to 96,375 shares of which options to purchase up to 20,950 shares were subsequently cancelled when the option holders terminated their employment with us, and in March 2001, our management board granted options to our employees to purchase up to 63,000 shares of which options to purchase up to 8,000 shares were subsequently cancelled when the option holders terminated employment with us. In December 2001, our management board granted options to our employees to purchase up to 38,600 shares of which options to purchase up to 2,000 shares were subsequently cancelled when the option holders terminated employment with us

     Options, if granted, may be exercised if the market price of our company's shares exceeds the price at which the options were granted by at least 40%. Holders of options may exercise them during the eight-year period following the date of grant, but only after the second anniversary of the date of the grant. Once this threshold is met, the holder may exercise up to 33% of his options from the second anniversary of the grant date, up to 66% of his options from the third anniversary of the grant date and all of his remaining options from the fourth anniversary of the grant date. Holders may not, however, exercise an option within fixed time periods of at least ten business days established by our company's supervisory board and management board in our interest, for example, prior to publication of our quarterly or annual results of operations.

     2001 Stock Option Plan. Under an option plan approved by our company's shareholders at our company's annual meeting of its shareholders on July 18, 2001, our company may grant options for the purchase of up to 636,400 shares to members of the management board and employees of our company as well as to executives and employees of our company's subsidiaries by December 31, 2005. Options may be issued in one or several tranches. Up to 17% of all options may be granted to members of our company's management board, up to 5% to executives of our company's subsidiaries, and up to 78% to employees of our company and its subsidiaries.

     An option may only be exercised during a term of five years and may only be exercised after expiration of a waiting period. This waiting period is two years in respect of 50% of the option rights granted to the beneficiary under one tranche, and three years after the respective date of issue in respect of the remaining 50%. Participants must be employed by, and receive regular remuneration from, our company or one of its subsidiaries at the time of issuance of the option rights. An option right may generally be exercised only as long as the holder is an employee of our company or one of its subsidiaries.

     The exercise price of the option must correspond to the reference price of the shares at the time the option right is granted, plus a success target of 40%. The reference price will be calculated on the basis of the mean of the closing prices of the shares quoted on the Frankfurt Stock Exchange during the 20 trading days prior to the date of issuance of the option.

     The number of shares that may be purchased under an option may be adjusted depending on certain share transactions. Our company will be entitled to grant to the beneficiary a smaller number of new shares without payment of the exercise price, for which the beneficiary will merely pay an amount corresponding to the interest of such shares in the Company's registered capital, or to make a cash payment towards the beneficiary amounting to the difference between the exercise price and the current price of the shares quoted on the day of receipt of the exercise notice instead of delivering the new shares at the time the option rights are exercised.

     Our company may only issue shares to cover options granted under the 2001 stock option plan from our company's conditional capital in the amount of (euro) 636,400. In December 2001, our management board granted options to our employees, including executives of our subsidiaries, to purchase up to 595,300 shares of which options to purchase up to 112,350 shares were subsequently cancelled when the option holders terminated their employment with us.


ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     The following table shows the current beneficial ownership of our company's share capital by each person who owns beneficially 5% or more of our company's shares as of June 10, 2002 and is based on the information known to us or can be ascertained by us from public filings. Our company is not directly or indirectly owned or controlled by any foreign government or by any other corporation.

                                                                                   SHARES BENEFICIALLY
                                                                                         OWNED(1)
                                                                                         --------

                                                                               AMOUNT OF
                                                                               BENEFICIAL           PERCENT
     NAME AND ADDRESS OF BENEFICIAL OWNER                                      OWNERSHIP           OF SHARES
     ------------------------------------                                      ---------           ---------

Dr. Friedrich von Bohlen und Halbach..............................              2,178,535(2)          11.0
Dr. Anna Caterina von Bohlen und Halbach..........................              1,221,485(3)           6.2
Bayer AG..........................................................              1,400,000              7.0

(1) (1) The share information set forth in the table is based upon information known by us or ascertained by us from public filings. The shares offered by us in our public offering were bearer shares and we are generally unable to determine the holders of these shares.
(2) Does not include 150,000 shares that had been transferred by Dr. Friedrich von Bohlen und Halbach to the three underage children of Dr. Friedrich von
     Bohlen und Halbach and his spouse, Dr. Anna Caterina von Bohlen und
     Halbach, by way of a gift for estate planning purposes. The competent court has provided a guardian for the children. The guardian administers the children's interests with regard to these shares. Without the consent of the guardian, the shares cannot be sold.
(3)  Includes 35,000 shares held by Dr. Anna Caterina von Bohlen und Halbach,
     Dr. Friedrich von Bohlen und Halbach's spouse, in trust for Huberta
     Giulini, and 35,000 shares held by Dr. Anna Caterina von Bohlen und Halbach in trust for Hans-Jochen Giulini. Does not include 90,000 shares that had been transferred by Dr. Anna Caterina von Bohlen und Halbach to the three underage children of Dr. Friedrich von Bohlen und Halbach and Dr. Anna
     Caterina von Bohlen und Halbach by way of a gift for estate planning purposes. The competent court has provided a guardian for the children. The guardian administers the children's interests with regard to these shares.
     Without the consent of the guardian, the shares cannot be sold.


RELATED PARTY TRANSACTIONS

     RELATIONSHIPS WITH BOHLEN INDUSTRIE

     On February 24, 1999, our company, as lender, entered into a loan agreement with Bohlen Industrie GmbH, a German limited liability company, as borrower. Bohlen Industrie is owned by relatives of Dr. Friedrich von Bohlen und Halbach, the Chairman and Chief Executive Officer of our company. Dr. von Bohlen und Halbach also holds a minority ownership interest in Bohlen Industrie. The original principal loan amount under the agreement was DM 300,000 ((euro) 153,390), repayable on March 31, 2000. The loan agreement provided for an annual interest rate of 6%, payable on a quarterly basis. On April 21, 1999, the parties amended the loan agreement by increasing the principal loan amount to DM 900,000 ((euro) 460,163). On November 19, 1999, the parties amended the loan agreement by increasing the principal loan to DM 1.5 million ((euro) 766,950) and extended the maturity date for repayment of the loan to December 31, 2000. Under the revised loan agreement, we were also granted a call right, which gave our company until December 31, 1999 to demand early repayment of DM 600,000 ((euro) 306,775). We did not exercise this right. Bohlen Industrie paid a total of (euro) 1,508 of interest to us in FY 1999, (euro) 34,989 in FY 2000 and
(euro) 44,738 in FY 2001. Bohlen Industrie repaid the principal loan amount to us in full on December 31, 2000. Bohlen Industrie periodically provides insurance brokerage services to us. Bohlen Industrie receives commissions for these services from the insurance companies that we purchase insurance policies from. We have not paid Bohlen Industrie any compensation for these services.

     LEGAL SERVICES BY NOERR STIEFENHOFER LUTZ

     Dr. Thomas Schuerrle, who has been a member of our company's supervisory board since the formation of our company, was a partner with the law firm of Noerr Stiefenhofer Lutz prior to May 1, 2001. In the past, we regularly engaged Norr Stiefenhofer Lutz to advise us on corporate transactions and other legal matters.

ITEM 8:  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     See "Item 18.  Financial Statements" and pages F-1 through F-32.

OTHER FINANCIAL INFORMATION

     LEGAL PROCEEDINGS

     We are not now a party to any material litigation, nor are we currently aware of any pending or threatened litigation or arbitration proceedings that could have a material adverse effect upon our business, results of operations or financial condition.

     DIVIDEND POLICY

     Dividends, if any, are declared at the annual general meeting of shareholders of our company and are paid once a year, although we currently cannot pay any dividends. Upon proposal by our management board and supervisory board, the annual general meeting of shareholders approves the allocation of our company's net profits, which we determine on the basis of our unconsolidated financial statements prepared in accordance with the accounting principles generally accepted in Germany. The management board and the supervisory board are authorized to allocate, in their discretion, up to half of our company's net profit in any fiscal year to other retained earnings. Shareholders participate in dividends in proportion to the number of shares held by each shareholder.

     Dividends approved at the general meeting of the shareholders are payable on the first stock exchange trading day after that meeting, unless decided otherwise at the general meeting of the shareholders. Where shareholders hold physical certificates, they may present the appropriate dividend coupon to receive such dividends. When shareholders hold shares that are entitled to dividends in a clearing system, the dividends are paid according to that clearing system's rules. We will publish notice of dividends paid and the paying agent or agents appointed in the German federal gazette (Bundesanzeiger).

     We have never declared or paid any cash dividends. We expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.


ITEM 9: THE OFFER AND LISTING

     GENERAL

     The principal trading market for our company's shares is the Frankfurt Stock Exchange, where our shares trade under the symbol LIO. All of our company's shares are in bearer form. American depositary shares ("ADSs"), each representing one share, are listed on the Nasdaq National Market and trade under the symbol LEON. The depositary for the ADSs is JPMorgan Chase Bank. As of March 31, 2002, there were a total of 1,664,477 ADSs outstanding, held by144 holders of record having addresses in the United States and 4 holders with a non-U.S.address. As of June 10, 2002, there were a total of 1,698,764 ADSs outstanding held by 215 holders of record having addresses in the United States 8 holders having non-U.S. addresses. Since our company's shares are in bearer form, we have only limited ownership information concerning our publicly traded shares.

     TRADING ON THE NASDAQ NATIONAL MARKET

     ADSs representing our company's shares have traded on the Nasdaq National Market since August 11, 2000. The table below sets forth, for the periods indicated, the high and low closing prices for the ADSs on the Nasdaq National Market.

                                                               LION ADSS
                                                         NASDAQ NATIONAL MARKET
                                                         ----------------------
                                                           HIGH         LOW
                                                           ----         ---
                                                             $            $
     MOST RECENT FISCAL YEARS
     Fiscal Year Ended March 31, 2001........              106.50      18.75
     Fiscal Year Ended March 31, 2002........               37.80       7.20

     MOST RECENT FISCAL QUARTERS
     August 1 through September 30, 2000.....              106.50      54.50
     October 1 through December 31, 2000.....               95.50      56.17
     January 1 through March 31, 2001........               78.25      18.00
     April 1 through June 30, 2001...........               37.80      19.25
     July 1 through September 30, 2001.......               26.00       7.20
     October 1 through December 31, 2001.....               19.68       9.65
     January 1 through March 31, 2002........               18.00       8.77


                                                               LION ADSS
                                                          NASDAQ NATIONAL MARKET
                                                          ----------------------

                                                           HIGH         LOW
                                                           ----         ---
                                                             $            $
     MOST RECENT SIX MONTHS
     December 2001...........................               18.24      15.50
     January 2002............................               18.00      12.70
     February 2002...........................               12.80       8.90
     March 2002..............................               12.27       9.77
     April 2002..............................               10.35       8.13
     May 2002................................                8.70       4.16



     On June 14 , 2002, the closing sales price per ADS on the Nasdaq National Market was $3.90.

     TRADING ON THE FRANKFURT STOCK EXCHANGE

     Our company's ordinary shares have traded on the Neuer Markt segment of the Frankfurt Stock Exchange since August 11, 2000. The table below sets forth, for the periods indicated, the high and low closing prices for our company's ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange's Xetra trading system. Translation of euros into dollars has been made at the daily conversion rate for each day during the respective period. This translation is provided solely for your convenience.

                                                          LION ORDINARY SHARES
                                                          FRANKFURT STOCK MARKET
                                                          ----------------------

                                                           HIGH         LOW
                                                           ----         ---
                                                          (euro)       (euro)
     MOST RECENT FISCAL YEARS
     Fiscal Year Ended March 31, 2001........             123.50       20.05
     Fiscal Year Ended March 31, 2002........              42.20        7.90

     MOST RECENT FISCAL QUARTERS
     August 1 through September 30, 2000.....             123.50       58.00
     October 1 through December 31, 2000.....             109.50       61.50
     January 1 through March 31, 2001........              83.00       20.05
     April 1 through June 30, 2001...........              42.20       23.00
     July 1 through September 30, 2001.......              32.00        7.90
     October 1 through December 31, 2001.....              22.45       10.85
     January 1 through March 31, 2002........              19.75        9.90

                                                           LION ORDINARY SHARES
                                                          FRANKFURT STOCK MARKET
                                                          ----------------------

                                                           HIGH         LOW
                                                           ----         ---
                                                          (euro)       (euro)
     MOST RECENT SIX MONTHS
     December 2001...........................              20.55       17.50
     January 2002............................              19.75       13.95
     February 2002...........................              14.60        9.90
     March 2002..............................              13.95       10.97
     April 2002..............................              11.70        8.95
     May 2002................................               9.30        5.05


     On June 14, 2002, the closing sales price per share on the Frankfurt Stock Exchange was (euro) 4.20, equivalent to approximately $3.97 per share, translated at the noon buying rate for June 14, 2002.


ITEM 10: ADDITIONAL INFORMATION

REGISTRATION WITH THE COMMERCIAL REGISTER

     Our company is registered with the commercial register of the local court (Amtsgericht) in Heidelberg, Germany, under the number HRB 5706 and the corporate name LION bioscience Aktiengesellschaft. Its registered office (Sitz) is Heidelberg and its principal executive office is located at Waldhofer Str. 98, 69123 Heidelberg, Germany.

MEMORANDUM AND ARTICLES OF ASSOCIATION

     This section summarizes the material rights of our company's shareholders under German law, and the material provisions of our company's articles of association as amended by resolution adopted by the annual general meeting of our company's shareholders on July 18, 2001. This description does not describe the articles of association in their entirety. Copies of our company's articles of association are publicly available from the commercial register in Heidelberg, and an English translation of them has been filed with the SEC as
Exhibit 1 to this annual report.

     SHARE CAPITAL

     Our company's share capital amounts to (euro) 19,870,175 divided into 19,870,175 ordinary bearer shares without par value. All of our company's shares are in bearer form. Our company may issue share certificates in global form. Shareholders are not entitled to have single shares issued in certificated form. As of June 10, 2002, there were 19,870,175 shares of our company issued and outstanding, all of which were fully paid. Our shares are freely transferable.

     Authorized Capital

     Our company's articles of association authorize our company's management board to increase, in each case, with consent of the supervisory board, our company's share capital at any time or from time to time on or before June 1, 2005 by up to (euro) 3,954,825 by issuing new shares against either cash contributions or contributions in kind. Our company's management board is also authorized to exclude, in each case with the consent of the supervisory board, the preferential rights of the existing shareholders to subscribe for any issue of new shares, which rights are described below:

     o in case of a capital increase against cash contributions, if the capital increase does not exceed 10% of the existing share capital and the issuing price is not significantly less than the share price quoted on any stock exchange on which our company's shares are traded; and

     o in case of a capital increase against contributions in kind, if the capital increase is effected to acquire other companies, company divisions, shareholdings in companies or other operating assets.

     In March 2001, our company's management board resolved, with the consent of the supervisory board, to use authorized capital in the amount of (euro) 500,000 to issue 500,000 shares underlying our company's ADSs to Trega's former stockholders in connection with our acquisition of Trega. In January 2002, our company's management board resolved, with the consent of the supervisory board, to use authorized capital in the amount of (euro) 1,116,175 to issue 1,116,175 shares underlying our company's ADSs to NetGenics' former stockholders in connection with our acquisition of NetGenics. Our company's authorized capital was reduced by these amounts to the current amount of (euro) 3,954,825, and this reduction was reflected in our articles of association.

     Conditional Capital

     In 2000, our company increased its share capital conditionally by up to
(euro) 1,239,000, divided into up to 1,239,000 new ordinary shares. This conditional capital may be used only to the extent that option rights under our 2000 stock option plan adopted by resolution of the general meeting of our company's shareholders on March 13, 2000 are issued and exercised.

     On July 18, 2001, the general meeting of our shareholders conditionally increased our company's capital further by up to (euro) 636,400 divided into up to 636,400 shares. This conditional capital increase may be used only to the extent that holders of option issued under our 2002 stock option exercise their options.

     FUTURE SHARE CAPITAL; PREFERENTIAL RIGHTS

     Under our company's articles of association, our company's share capital may be increased against either contributions of cash or contributions in kind by a resolution of the general meeting of our company's shareholders with a majority of the share capital represented at the meeting at which the resolution is adopted, or by a resolution of the management board with the consent of the supervisory board by using our company's authorized capital.

     In accordance with the German Stock Corporation Act (Aktiengesetz), an existing shareholder in a stock corporation has a preferential right to subscribe for any issue of new shares, debt instruments convertible into shares and participating debt instruments (Genussrechte) in proportion to the number of shares held by that shareholder in the existing share capital of the company. The general meeting of the shareholders may exclude this preferential right by a majority of at least three quarters of the share capital represented at the meeting at which the resolution authorizing the capital increase is adopted. In addition to these formal procedural requirements, the exclusion requires a substantive justification. The management board is required to submit a written report concerning this justification to the general meeting. The goal pursued by the company through the issuance of the new security must outweigh the elimination of this preferential right and the goal could not be reasonably achieved without it. A substantive justification is not required for any increase in the share capital for contributions in cash if the increase does not exceed 10% of the existing share capital and the issue price is not substantially less than the market price for shares that are traded on a stock exchange.

     The preferential rights are freely assignable and may be traded on German stock exchanges for a specified time within the subscription period. The preferential rights lapse if they are not used.

     DIVIDEND AND LIQUIDATION RIGHTS

     Upon proposal by our company's management board and supervisory board, the annual general meeting of our company's shareholders approves the allocation of our company's net profits, which our company determines on the basis of its unconsolidated financial statements prepared in accordance with the accounting principles generally accepted in Germany. The management board and the supervisory board are authorized to allocate, in their discretion, up to half of our company's net profit in any fiscal year to other retained earnings. Shareholders participate in dividends in proportion to the number of shares held by each shareholder.

     In accordance with the German Stock Corporation Act, upon our company's liquidation, shareholders will receive, in proportion to their shareholdings, any liquidation proceeds remaining after payment of all of our company's liabilities.

     VOTING RIGHTS AND GENERAL MEETINGS

     A general meeting of our company's shareholders may be called by our company's management board or supervisory board. Shareholders holding in the aggregate at least 5% of our company's issued share capital may also require the management board to call a meeting. The annual general meeting must take place within the first eight months of our company's financial year. The management board calls this meeting upon the receipt of the supervisory board's report on the annual financial statements.

     Under German law and our company's articles of association, our company must publish notices of shareholders meetings in the German federal gazette (Bundesanzeiger) at least one month before the last day on which the shareholders must deposit their shares for the meeting

     Under our company's articles of association, those shareholders who have deposited their shares during regular business hours before any general meeting with our company and left on deposit until the end of such general meeting, a public notary, a securities depository bank (Wertpapiersammelbank) or any other place of deposit specified in the notice of the meeting, may participate in and vote in that general meeting. Shares are also deemed to have been deposited if, with the consent of an approved depository, they are deposited with a bank in a blocked security deposit until the end of the general meeting. The deposit must be made by no later than the seventh day before the day of the general meeting. If such day falls on a Saturday, Sunday, or national holiday at the place of deposit, the deposit may take place on the immediately following business day. Saturdays will not count as business days. The voting rights attached to the shares may be exercised by an authorized representative of the shareholder. This authorization must be in written form, and if so specified in the invitation to the general meeting, may be submitted to our company by facsimile or in electronic form

     A shareholder or a group of shareholders holding a minimum of either 5% of the capital or shares representing at least (euro) 500,000 of our company's registered capital may require that additional or modified proposals be made at the general meeting.

     Each share carries one vote at general meetings of the shareholders. According to our company's articles of association, resolutions are generally passed with a simple majority of the votes cast. Resolutions that require a capital majority are passed with a simple majority of the share capital represented at the meeting of shareholders at which the resolution is considered, unless statutory law or our company's articles of association require otherwise. Under the German Stock Corporation Act, a number of significant resolutions must be passed by a majority of the votes cast and at least 75% of the share capital represented in connection with the vote taken on that resolution. The majority required for some of these resolutions may be lowered by the articles of association. Our company's shareholders have lowered these majority requirements to the extent permitted by law.

     However, the following resolutions require the approval of a majority of at least three-quarters of the share capital represented at the meeting:

     o   the exclusion of preferential rights in a capital increase;

     o   capital decreases;

     o   the creation of authorized capital or conditional capital;

     o an amendment to the business purpose stated in our company's articles of association;

     o   the dissolution of our company;

     o a merger or a consolidation with another stock corporation or another corporate transformation;

     o   a transfer of all or substantially all of our company's assets; or

     o the conclusion of any direct control, profit and loss pooling or similar intercompany agreements.

     Although our company must notify shareholders of any ordinary or extraordinary shareholders' meeting as described above, neither the German Stock Corporation Act nor our company's articles of association fixes a minimum quorum requirement. This means that holders of a minority of our company's shares could control the outcome of resolutions not requiring a specified majority of our company's outstanding share capital.

     CORPORATE PURPOSE

     Under our company's articles of association, its corporate purpose is:

     o the analysis and interpretation of genetic information and functions in the field of biotechnology and their use;

     o the development, manufacture, distribution, implementation, sale of and trade in IT products, systems and processes in the area of biotechnology, as well as the provision of services in the area; and

     o consulting services in the area of biotechnology for the life sciences as well as scientific information and documentation.

     Our company is entitled to enter into any and all business transactions and take any and all measures which directly or indirectly seem to be necessary or useful to achieve its purpose. For this reason, our company is entitled to establish branches at home and abroad, found, acquire and participate in other enterprises of the same or similar kind and take over their management or limit itself with respect to the management of the enterprise in which it holds an interest. Our company is entitled to spin off its business in whole or in part into affiliated companies.

NOTICE REQUIREMENTS

     As of January 1, 2002, under the revised German Security Trading Act (Wertpapierhandelsgesetz) any person whose voting rights reach, exceed or, after exceeding, falls below the 5%, 10%, 25%, 50% or 75% voting right threshold in our company has the duty to notify our company and the Federal Authority for the Supervisory of Financial Services (Bundesanstalt fuer Finanzdienstdienstleistungsaufsicht) thereof. Since with respect to companies, such as our company, listed on the Neuer Markt segment of the Frankfurt Stock Exchange, this reporting requirement went into effect only on January 1, 2002, any shareholder who on March 31, 2002 holds voting rights of 5% or more in our company must within seven calendar days from March 31, 2002 report to our company and to the Federal Authority for the Supervisory of Financial Services in writing his address and the amount of his voting rights, unless he has previously done so. No rights shall attach to the ordinary shares in our company held by such company or person so long as such disclosure has not been made. These rules also apply to foreign holders of our shares.

NOTICES, PAYING AGENT AND DEPOSITORY

     Our company publishes official notices exclusively in the German federal gazette (Bundesanzeiger). In addition, our company publishes notices regarding its shares in at least one national newspaper designated for notices by the Frankfurt Stock Exchange.

     In addition, our company files information with the SEC as described under the section entitled "Documents on Display."

     Deutsche Bank Aktiengesellschaft is the German Paying and Depository Agent, at whose offices any measures regarding our company's shares may be taken free of charge.

FISCAL YEAR

     Our financial year begins April 1 and ends March 31 of the following year.

MATERIAL CONTRACTS

     This section provides a summary of all material contracts to which we are a party and that have been entered into during the two immediately preceding financial years. The full text of the agreements discussed below along with English translations thereof, where applicable, is available as exhibits to this annual report or to our Registration Statement on Form F-1, Registration No. 333-12262, filed with the Securities and Exchange Commission (SEC) on July 10, 2000, or to our Registration Statement on Form F-4, Registration No. 333-13150, filed with the SEC on February 9, 2001.

     DEVELOPMENT AGREEMENT WITH BAYER AG

     On October 13, 2000, our company and Bayer entered into a development agreement, pursuant to which our company has agreed to provide Bayer with an integrated pharmacophore and informatics technology platform to speed Bayer's identification of lead candidates for its drug and agricultural chemical programs. Under this arrangement, we will deliver existing, and will develop future, information technology and software, such as pharmacophore and informatics tools, for Bayer to significantly enhance Bayer's lead identification and optimization capabilities for pharmaceutical and agrochemical discovery and development.

     Under this agreement, Bayer originally agreed to pay to our company total consideration in the amount of $16.25 million for our performance of the development agreement, payable in installments over the course of the agreement, and one-time fees and license fees in an aggregate amount of $2 million and a management fee in the amount of $3.25 million, payable in six equal installments.

     Our performance under the agreement was originally divided into four successive milestones and the agreement would originally expire when Bayer accepts our performance of the fourth milestone, which was originally due on March 1, 2003 or when Bayer has twice objected to our performance of the fourth milestone.

     We entered into amendments to the development agreement with Bayer in December 2001 and March 2002 by revising the original milestone requirements and dates as well as the original payment schedule. Under the development agreement as amended, we were required to achieve a new milestone by April 1, 2002. Thereafter a new milestone is due every six months except that the final milestone will be due on December 1, 2003. Bayer will pay us the remainder of our management fee in the amount of $ 1.083 million in three installments on July 30, 2002, January 30, 2003 and July 30, 2003. Bayer will make future installment payments in the aggregate amount of $ 8.607 million under the development agreement, as amended, subject to its acceptance of the key milestone deliverables. Bayer is entitled to withhold these milestone payments, and to terminate the development agreement if we do not achieve the corresponding deliverables as due under the development agreement as amended.

     We did not achieve certain deliverables due under the April 1, 2002 milestone. As a result, Bayer is entitled to withhold the corresponding milestone payment in the amount of $2 million. Bayer has agreed in principle to extend the due dates for these and other deliverables under the April 1, 2002 milestone based on a schedule of consecutive due dates, with delivery of a critical set of deliverables due in August 2002 and the final deliverables under the April 1, 2002 milestone now due in October 2002. If we do not make satisfactory progress in achieving the deliverables when due under this schedule, Bayer may terminate the development agreement as a result of our failure to achieve the April 1, 2002 milestone. The failure to receive milestone payments or the termination of our development agreement with Bayer would have a material adverse effect on our business.

     Any software developed or invented under this development agreement and all other developments, inventions, know-how, whether patentable or not, will be owned by our company. We will grant to Bayer and the Bayer group an irrevocable, non-transferable, non-exclusive, worldwide license to use this software, inventions and know-how for internal purposes only for the maximum period of time legally possible. We have the unrestricted right to commercialize this software, inventions and know-how, provided that new software for pharmacophore identification and project tracking may not be commercialized until acceptance of our performance of the last milestone.

     During the arrangement and for nine months after acceptance of the last milestone, we may have to pay to Bayer royalties in the amount of 10% of all payments received by us for new products created or services performed in the field of pharmacophore and informatics. The overall amount of such royalty payments for a single third party agreement is limited to a maximum of $750,000. Our obligation to pay such royalties terminates after nine months from the date of acceptance of the last milestone under the development agreement.

     Pursuant to the agreement, the parties have established a steering committee that will approve details of the software to be delivered by us and to approve any changes to the milestones. The parties have also agreed to set up an operational committee, which will coordinate the operational activities under this development agreement. Each party has the right to appoint four members to the operational committee with our company appointing the chairman and Bayer appointing the vice chairman of the committee.

     EXCLUSIVE LICENSE AGREEMENT WITH THE EMBL CONCERNING SRS

     On September 15, 1998, our company and EMBL entered into a worldwide exclusive license agreement under which our company is exclusively entitled to use the Sequence Retrieval System (SRS) software version 5.1 developed at EMBL.

     On January 21, 2002, we entered into a comprehensive amendment to this exclusive SRS license agreement with EMBL in the form of a software license and distribution agreement. Under the terms of this agreement, EMBL granted us an exclusive, irrevocable license to use and exploit all early versions, up to and including version 5.1, of the SRS computer program and all associated versions of the computer programs IKARUS, and their respective source code, updates, upgrades and related documentation, whether released before or after the effective date of this agreement, and all related intellectual property rights. The license is perpetual and covers the worldwide territory as well as all fields and extends to all commercial and non-commercial purposes, including the right to grant sublicenses to all early SRS software versions, modify and develop the SRS software further and create derivative works thereof, and to distribute, license and sublicense the original or modified software to our customers and other third parties or our affiliates. In particular, we are free in our communications with third parties, including in particular companies active in the broader life sciences industry, to hold us out as having the exclusive right to exploit all intellectual property pertaining to all early versions of the SRS software. EMBL has granted us the exclusive right to register the copyright of any early SRS version in our company's name.

     The parties further intend that we have standing as an "exclusive licensee" to pursue copyright infringement actions against commercial infringers and to negotiate to reform any other aspects of this agreement to the extent necessary to convey this status to us.

     In consideration for the rights granted in this agreement, we agreed to pay to EMBL a total of DM 220,000 ((euro) 112,484) in three annual installments commencing on January 1, 2002. EMBL is not entitled to any other remuneration or back payment, including any royalty payments, from our use or commercialization of the SRS software under any prior license agreement between EMBL and us.

     Upon request, EMBL agrees to cooperate and assist us in enforcing our rights to the early SRS software versions under this agreement, including through enforcement or termination of any third party licenses to early SRS versions, providing evidence in support of any infringement or enforcement action brought by us against a third party and providing active assistance in our efforts to persuade or judicially enjoin third parties from distributing or offering early SRS versions through the Internet. EMBL has also assigned to us the right to pursue legal action, in particular infringement actions, to enforce licenses or agreements to which EMBL or its affiliate is a party concerning early SRS versions without having to join EMBL.

     Prior to the effective date of this agreement, EMBL granted use rights in early SRS version to third parties. Other parties may claim to have acquired use rights in early SRS versions as a result of downloading these early versions, together with any associated "readme" file. EMBL exclusively authorizes us to enforce on EMBL's behalf all rights of EMBL arising from licenses to use early SRS versions granted to non-academic third parties, in particular the right to terminate these third party licenses where permitted by applicable law. EMBL has agreed to assign all monetary claims it may have arising from violations of these licenses to us.

     Except for specified third parties, EMBL will, upon our request, notify non-academic third parties that have been granted or have asserted a license or use rights to early SRS versions or that have downloaded these early SRS versions from a web site or ftp server under EMBL's control as follows:

     o LION has held the worldwide exclusive rights to the commercial use and exploitation of the SRS software since September 1998 with respect to SRS version 5.1 and since July 2001 with respect to prior versions.

                                      -69

     o Any non-academic third party licenses or use rights (except as specified in the agreement) for use of early SRS versions that have been granted by EMBL are terminated effective immediately.

     o Any third party that has downloaded or obtained or intends to download or obtain early SRS versions from any Internet web site or ftp server after the effective date of the September 1998 exclusive SRS license agreement has no right to use these SRS versions and infringes upon our rights.

     o Non-academic users of SRS should obtain a license for their use of SRS from us.

     We have agreed to waive our claims against EMBL arising from any breach or violation by EMBL of the warranties or other provision in the SRS agreement of September 15 1998 and the Annex Agreement between EMBL and us dated July 20, 2001.

     EMBL retains the right to use the early SRS versions for its own scientific, non-commercial purposes and to incorporate these early SRS versions, as well as any upgrades or updates developed by EMBL thereof, in a public Internet server until September 15, 2004. We have also granted EMBL a license to use our updates and upgrades to early SRS versions for EMBL's internal non-commercial purposes and for non-commercial use by the public from a Internet server. This license expires on September 15, 2004.


EXCHANGE CONTROLS

     At present, Germany does not restrict the movement of capital between Germany and other countries except investments in Iraq and the freezing of funds related to Slobodan Milosevic and the Taliban party in Afghanistan. These restrictions were established to coincide with resolutions adopted by the United Nations and the European Union. Restrictions to Libya have been partially suspended

     For statistical purposes, with some exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a nonresident corporation or individual if the payment exceeds (euro) 12,500. Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of (euro) 5.0 million at the end of any calendar month.

     Neither German law nor our articles of association restricts the right of nonresident or foreign owners of our company's shares or ADSs to hold or vote the shares.

TAXATION

     The following is a discussion of the material German and United States federal income tax consequences for Qualified Holders holding shares or ADS of our company. This discussion is based upon existing German and United States federal income tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this Form 20-F, all of which are subject to change, possibly with retroactive effect.

     For purposes of this discussion, in general, a "Qualified Holder" means a beneficial owner of shares or ADS of our company that (i) is a resident of the United States for purposes of the United States-German income tax treaty (the "Income Tax Treaty"), which generally includes an individual United States resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (ii) does not hold shares or ADS of our company as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services, and (iii) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty. This discussion assumes that the Qualified Holder holds shares or ADS of our company as a capital asset.

     This discussion does not address all aspects of German and United States federal income taxation that may be relevant to all Qualified Holders in light of their particular circumstances, including, for example, Qualified Holders whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers). This discussion also does not address any aspects of state, local or non-United States (other than German) tax law.

     EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE GERMAN AND UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF HOLDING SHARES OR ADS OF OUR COMPANY, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING SHARES OR ADS OF OUR COMPANY.

     GERMAN TAXATION

     Taxation of our company

     Since April 1, 2001, our company has been subject to a corporation tax at the rate of 25%. An additional solidarity surcharge equal to 5.5% of the corporation tax is also imposed. The total corporation tax burden is therefore 26.375%.

     Our company is also subject to an income-based trade tax. The rate of tax depends on the municipalities in which our establishments are located. Generally, the trade tax ranges between 15% and 21% of the income assessed for trade tax purposes. The trade tax is deductible as a business expense in determining the corporation tax.

     If our company has loss carry forwards for corporation tax or trade tax purposes, the availability of these loss carry forwards may be subject to limitation in certain circumstances.

     Taxation of dividends

     Dividends are subject to a 20% withholding tax plus a solidarity surcharge equal to 5.5% of the corporation tax, for a total withholding tax of 21.1%. The Income Tax Treaty reduces the withholding tax rate to 15%. In the case of a United States corporation owning at least 10% of the voting stock of our company (a "10% Holder"), the total German withholding tax rate is reduced under the Income Tax Treaty to 5%.

     To receive this reduction in the withholding tax, the recipient of dividends must be eligible for treaty benefits and must apply to the German tax authorities, located at the Bundesamt fur Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany, for a refund. Copies of the form required for refund claims may be obtained from the German tax authorities at the same address or from the embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. The refund claim must include the original bank voucher issued by the paying entity documenting the tax withheld (or a certified copy) and certification of the filing of the taxpayer's last U.S. federal income tax return from the Internal Revenue Service (IRS) on Internal Revenue Service Form 6166.

     Taxation of dispositions

     Long term capital gains from the sale or other disposition of our company's shares or ADSs are not subject to tax in Germany unless a Qualified Holder has held, directly or indirectly, our company's shares or ADSs representing 1% or more of the registered share capital of our company at any time during the five-year period immediately preceding the disposition. If a Qualified Holder is eligible for the benefits of the Income Tax Treaty, such Qualified Holder generally will not be subject to capital gains tax in Germany.

     Inheritance and gift tax

     German gift or inheritance tax does not apply to a Qualified Holder's transfer of our company's shares or ADSs by gift or a Qualified Holder's death unless at the time of the transfer:

     o The Qualified Holder or the transferee were domiciled in Germany or were a German citizen who had not been continuously outside of Germany for more than five years (or were employed by or living in the household of a person employed by a German public authority);

     o The Qualified Holder directly or with a related person held our company's shares or ADSs representing 10% or more of the registered share capital of our company; or

     o The transfer occurs within ten years after the Qualified Holder or the transferee, having previously been subject to unlimited German tax jurisdiction for at least five years during a ten-year period and having moved to a specified low-tax jurisdiction, were no longer subject to unlimited German tax jurisdiction.

     The estate tax treaty between Germany and the United States provides that German gift or inheritance tax may be imposed only in the first situation described above.

     Other taxes

     No German transfer, stamp or other similar taxes apply to the sale or other disposition of our company's shares or ADSs.

     UNITED STATES TAXATION

     Taxation of dividends

     Dividends (including the amount of German tax withheld) will be included in a Qualified Holder's gross income as ordinary income from foreign sources. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends paid in euro will be includible in a Qualified Holder's income in a U.S. dollar amount based on the exchange rate in effect on the date a Qualified Holder (in the case of our company's shares) or the depositary (in the case of our company's ADSs) receives the dividend whether or not the payment is converted into U.S. dollars at that time. Any gain or loss recognized on a subsequent conversion of euro into U.S. dollars generally will be U.S. source ordinary income or loss. Distributions of additional shares or ADSs of our company or rights to acquire additional shares or ADSs of our company that are made as part of a pro rata distribution to all of our company's shareholders should not be subject to U.S. federal income tax.

     If a Qualified Holder is eligible to claim benefits under the Income Tax Treaty, such Qualified Holder may claim a reduced rate of German withholding tax equal to 15% or 5% (in the case of a 10% Holder) as discussed under "German Taxation--Taxation of dividends" above. Subject to generally applicable limitations, a Qualified Holder may claim a deduction or a foreign tax credit for the amount of German tax withheld or deemed withheld at the appropriate rate.

     Taxation of dispositions

     A Qualified Holder will recognize capital gain or loss on the sale or other disposition of our company's shares or ADSs in an amount equal to the difference between the Qualified Holder's basis in our company's shares or ADSs and the amount the Qualified Holder realizes from the sale or other disposition. Any gain or loss generally will be treated as arising from U.S. sources.

     A Qualified Holder's basis in our company's shares purchased with euro will be equal to the U.S. dollar value of the euro at the spot rate on the date of purchase (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). If a Qualified Holder receives euro on the sale or other disposition of our company's shares, the Qualified Holder will realize an amount equal to the U.S. dollar value of the euro on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A Qualified Holder will have a tax basis in the euro it receives equal to the U.S. dollar amount it realizes. Any gain or loss realized on a subsequent conversion of the euro into U.S. dollars generally will be U.S. source ordinary income or loss.

     Passive foreign investment company

     We do not believe that our company was a passive foreign investment company, or "PFIC", for U.S. federal income tax purposes for FY 2002. Because our company holds significant amounts of working capital in marketable securities, however, our company could become a PFIC during the current or subsequent years. Our company would be a PFIC in any taxable year when, taking into account the income and assets of certain subsidiaries, either (i) at least 75 percent of our company's gross income is passive income or (ii) at least 50 percent of the average value of our company's assets is attributable to assets that produce or are held to produce passive income.

     If our company became a PFIC in any year when a Qualified Holder owned our company's shares or ADSs, the Qualified Holder would be subject to additional taxes on any excess distributions received from our company and any gain realized from the Qualified Holder's sale or other disposition of the our company `s shares or ADSs (regardless of whether our company continued to be a PFIC). The Qualified Holder would have an excess distribution to the extent that distributions on our company's shares or ADSs during a taxable year exceed 125 percent of the average amount received during the three preceding taxable years (or, if shorter, the Qualified Holder's holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or the gain would be allocated ratably over the Qualified Holder's holding period, (ii) the amount allocated to the current taxable year and any year before our company became a PFIC would be taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years would be taxed at the highest applicable marginal rate in effect for each year and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

     If our company became a PFIC, the Qualified Holder could avoid some of the tax consequences just described by electing to mark our company's shares or ADSs to market annually. Any gain from marking our company's shares or ADSs to market or from disposing of them would be ordinary income. The Qualified Holder would recognize loss from marking our company shares or ADSs to market, but only to the extent of the Qualified Holder's unreversed gains. Loss from marking our company's shares or ADSs to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of unreversed gains. A Qualified Holder will not be able to avoid the tax consequences just described by electing to treat our company as a qualified electing fund ("QEF") because our company does not intend to prepare the information that a Qualified Holder would need to make a QEF election.

     Information reporting and backup withholding

     Proceeds from the sale of our company's shares or ADSs and dividends may be reported to the IRS unless you

     o   are a corporation;

     o   provide a properly executed IRS Form W-8BEN; or

     o   otherwise establish a basis for exemption.

     Backup withholding tax may apply to amounts subject to reporting to the IRS if you fail to provide an accurate taxpayer identification number. The amount of any backup withholding tax will be allowed as a credit against your U.S. federal income tax liability if you provide the appropriate documentation or information to the IRS.

DOCUMENTS ON DISPLAY

     Our company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (SEC). These materials, including this annual report and the exhibits thereto, may be inspected at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the

Public Reference Room of the SEC at 450 Fifth Street, N.W. Washington D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.


ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     We do not use market sensitive instruments, such as derivative financial instruments. Our primary market risk is in the area of exchange rate fluctuations.

     We maintain our cash balances in deposits at banks in highly liquid short-term investments, such as money market funds, which lowers our exposure to interest income risks. We do not consider our exposure to interest rate and exchange rate fluctuations risks to be material to our deposits and investments.

INTEREST RATE AND EXCHANGE RATE RISK

     We have financial instruments that are subject to interest rate risk, principally short-term investments. We have not experienced material gains or losses due to interest rate changes. We do not consider our interest rate risk to be material to our short-term investments.

FOREIGN CURRENCY EXCHANGE RISK

     We publish our consolidated financial statements in euros. Currency fluctuations can affect our financial results, particularly fluctuations between the euro and the U.S. dollar. The U.S. dollar denominated proportion of our revenues and expenses, respectively, are not fixed but vary. In FY 2002, approximately 78% of our revenues and approximately 45% of our expenses were denominated in U.S. dollars. As a result of the expansion of our operations in the United States, including through our acquisitions of Trega and NetGenics, an even greater proportion of our revenues and expenses may be denominated in U.S. dollars. Accordingly, any changes of the euro against the dollar would affect our reported income.

     We have not previously engaged in currency hedging transactions and do not currently contemplate doing so in the future. We may, however, enter into such transactions on a non-speculative basis to the extent that we may in the future have substantial foreign currency exposure, for example, in connection with payments from customers or collaboration partners or due to investments.


ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.


PART II

     Not applicable.


PART III

ITEM 17:  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18:  FINANCIAL STATEMENTS

     See pages F-1 through F-32.

     ITEM 19:  EXHIBITS

          EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
          -----------                      ----------------------

               1           Articles of Association of LION bioscience
                           Aktiengesellschaft (English translation)
               4.1         Basic Agreement between Bayer AG and LION bioscience
                           Aktiengesellschaft, dated June 17, 1999 (incorporated
                           by reference to Exhibit 10.1 of our company's
                           Registration Statement on Form F-1, File No.
                           333-12262)
               4.2         Development Agreement between Bayer AG and LION
                           bioscience Aktiengesellschaft, dated October 13, 2000
                           (incorporated by reference to Exhibit 10.4 of our
                           company's Registration Statement on Form F-4, File
                           No. 333-13150)
               4.3         License Agreement concerning SRS between LION
                           bioscience Aktiengesellschaft and the European
                           Molecular Biology Laboratory, dated September 15,
                           1998 (incorporated by reference to Exhibit 10.2 of
                           our company's Registration Statement on Form F-1,
                           File No.
                           333-12262)
               4.4         Amendment to the Basic Agreement between Bayer AG and
                           LION bioscience Aktiengesellschaft, dated February
                           16, 2002
               4.5         Amendment to the Development Agreement between Bayer
                           AG and LION bioscience Aktiengesellschaft, dated
                           December 1, 2001
               4.6         Amendment to the Development Agreement between Bayer
                           AG and LION bioscience Aktiengesellschaft, dated
                           March 29, 2002
               4.7         Software License and Distribution Agreement between
                           LION bioscience Aktiengesellschaft and the European
                           Molecular Biology Laboratory, dated January 21, 2002
                 8         List of subsidiaries

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

     Date:  June 17, 2002

                                            LION BIOSCIENCE AKTIENGESELLSCHAFT

                                            /s/ Friedrich von Bohlen und Halbach
                                            ------------------------------------
                                            Dr. Friedrich von Bohlen und Halbach
                                            Chief Executive Officer

                        CONSOLIDATED FINANCIAL STATEMENTS

                      OF LION BIOSCIENCE AKTIENGESELLSCHAFT







TABLE OF CONTENTS                                                           PAGE

      Report of Independent Auditors                                         F-2
      Consolidated Balance Sheets as of March 31, 2001 and 2002              F-3
      Consolidated Statements of Operations for the Fiscal Years Ended on
        March 31, 2000, 2001, and 2002                                       F-4
      Consolidated Statements of Cash Flows for the Fiscal Years Ended on
        March 31, 2000, 2001 and 2002                                        F-5
      Consolidated Statements of Shareholders' Equity as of March 31, 2002   F-6
      Notes to the Consolidated Financial Statements                         F-7

                         REPORT OF INDEPENDENT AUDITORS

       We have audited the accompanying consolidated balance sheets of LION bioscience AG, as of March 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements, prepared in accordance with United States generally accepted accounting principles, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Germany, as promulgated by the German Institute of Certified Public Accountants (IDW). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LION bioscience AG as of March 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


Mannheim, May 17, 2002,
except for Note VI. 10, as to which the date is June 6, 2002

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprufungsgesellschaft



Ketterle                                                      K. Berger
Wirtschaftsprufer                                             Wirtschaftsprufer
Certified Public Accountant

                                                   LION BIOSCIENCE AG

                                         CONSOLIDATED BALANCE SHEETS (U.S. GAAP)
                                 (IN THOUSAND EURO, EXCEPT FOR SHARE AND PER-SHARE DATA)

                                                                                               March 31
                                                                               Notes      --------------------
                                                                                No.         2001         2002
                                                                                          --------     -------
                                                                                           (euro)        (euro)

ASSETS
CURRENT ASSETS
     Cash and cash equivalents............................................      II          67,197      19,184
     Marketable securities, short term....................................     III 4        13,071      21,847
     Trade accounts receivable,  net......................................      II           4,407       7,835
     Inventories..........................................................      II             192          80
     Prepaid expenses, short-term.........................................     III 1         2,693       2,396
     Other  assets........................................................     III 2         4,536       4,315
                                                                                          --------     -------
            TOTAL CURRENT ASSETS .........................................                  92,096      55,657

Property, plant and equipment, net .......................................   II, III 3      16,896      18,138
Marketable securities, long-term..........................................     III 4       101,068      82,992
Other long-term investments...............................................     III 5        19,695      10,760
Goodwill, net.............................................................     III 6        36,526      58,663
Other intangible assets, net..............................................   II, III 7      10,459       8,089
Trade accounts receivable, long-term......................................      II             409       3,351
Prepaid expenses, long-term...............................................     III 1           722         340
                                                                                          --------     -------
                                                                                           277,871     237,990
                                                                                          ========     =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Trade accounts  payable .............................................                   6,261       2,298
     Accrued liabilities..................................................     III 8         5,180       8,461
     Current portion of long-term  debt...................................     III 12          569         569
     Current portion of capital lease obligation .........................     III 11          970         134
     Deferred income and advance payments ................................                   6,877       4,644
     Advance payments received less costs and
         estimated income for services not yet invoiced...................     III 9         3,887         388
     Other current liabilities............................................     III 10        8,907       1,745
                                                                                          --------     -------
            TOTAL CURRENT LIABILITIES ....................................                  32,651      18,239

Long-term debt less current portion.......................................     III 12        3,129       2,560
Capital lease obligations less current portion............................     III 11          113          85

SHAREHOLDERS' EQUITY
     Ordinary shares, each with a notional par value of(euro)1.00;
         18,754,000 and 19,870,175 shares authorized, issued, and
         outstanding as of March 31, 2001 and March 31, 2002,
         respectively ....................................................                  18,754      19,870
     Additional paid-in capital ..........................................                 270,286     293,937
     Accumulated other comprehensive income ..............................                  (4,475)        572
     Accumulated losses ..................................................                 (42,587)    (97,273)
                                                                                          --------     -------
            TOTAL SHAREHOLDERS' EQUITY ...................................                 241,978     217,106
                                                                                          --------     -------
                                                                                           277,871     237,990
                                                                                          ========     =======

                The accompanying notes are an integral part of these consolidated financial statements.


                                                   LION BIOSCIENCE AG

                                    CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)
                                   (IN THOUSAND EURO, EXCEPT SHARE AND PER-SHARE DATA)

                                                                                               Fiscal year ended March 31
                                                                         Notes        ----------------------------------------
                                                                          No.            2000           2001           2002
                                                                                        (euro)         (euro)         (euro)
                                                                                      ----------     ----------     ----------

REVENUES:
     Research and development fees..................................   II, VI 7            6,509         14,495         21,182
     Licenses.......................................................   II, VI 7            3,678          8,780         19,198
                                                                                      ----------     ----------     ----------

         TOTAL REVENUES ............................................                      10,187         23,275         40,380

COSTS AND EXPENSES
     Selling costs .................................................                       1,795          5,719         12,874
     General and administrative costs ..............................                       4,967          7,501         18,737
     Research and development costs ................................     II               12,394         26,872         53,947
     Other operating income and expenses ...........................                         542           (727)        (1,104)
     Conversion of preferred shares into ordinary shares ...........                           0          8,743              0
                                                                                      ----------     ----------     ----------

         TOTAL COSTS AND EXPENSES ..................................                      19,698         48,108         84,454

OPERATING RESULTS BEFORE DEPRECIATION AND AMORTIZATION: ............                      (9,511)       (24,833)       (44,074)

     Depreciation of property, plant and equipment and amortization
        of intangible assets........................................   II, III 3           3,061          4,218         13,160
                                                                                      ----------     ----------     ----------

OPERATING RESULTS: .................................................                     (12,572)       (29,051)       (57,234)
     Interest income and expenses ..................................                           8          5,234          6,302
     Results from marketable securities and other long-term
       investments                                                       IV                    0              0         (3,493)

LOSS BEFORE TAXES: .................................................                     (12,564)       (23,817)       (54,425)
     Tax expense....................................................    III 14               (21)          (127)           (261)
                                                                                      ----------     ----------     ----------

NET LOSS FOR THE YEAR ..............................................                     (12,585)       (23,944)       (54,686)
Preferred stock dividend ...........................................                         (99)           (25)             0
Deemed preferred stock dividend ....................................                           0        (14,410)             0
                                                                                      ----------     ----------     ----------
NET LOSS ATTRIBUTABLE TO ORDINARY SHARES AFTER PREFERRED STOCK
DIVIDEND AND DEEMED PREFERRED STOCK  DIVIDEND ......................                     (12,684)       (38,379)       (54,686)
                                                                                      ==========     ==========     ==========

BASIC AND DILUTED NET LOSS PER SHARE
AFTER PREFERRED STOCK DIVIDEND AND DEEMED PREFERRED STOCK DIVIDEND      VI 8               (1.97)         (2.52)         (2.89)
                                                                                      ==========     ==========     ==========

Average number of outstanding  shares ..............................    VI 8           6,433,882     15,247,146     18,940,029
                                                                                      ==========     ==========     ==========

                The accompanying notes are an integral part of these consolidated financial statements.


                                                   LION BIOSCIENCE AG

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. GAAP)
                                                   (IN THOUSAND EURO)

                                                                                  Fiscal year ended March 31
                                                                             -----------------------------------
                                                                                2000        2001        2002
                                                                               (euro)      (euro)      (euro)
                                                                             ----------  ----------  ----------

OPERATING ACTIVITIES:
Net loss ...................................................................    (12,585)    (23,944)    (54,686)
Adjustments to reconcile net loss and net cash used in operating activities:
    Conversion of preferred shares into ordinary shares ....................          0       8,743           0
    Stock options outstanding and deferred compensation ....................          0       1,732       4,542
    Depreciation of property, plant and equipment ..........................      2,596       3,542       7,986
    Write down of other long-term investments ..............................          0           0      10,556
    Write down of marketable securities ....................................          0           0       8,454
    Amortization of intangible assets ......................................        493         676       5,174
Loss (gain) on sale of fixed assets ........................................         87        (224)        (56)
Loss (gain) on sale of other long-term investments .........................          0           0     (14,536)
Changes in operating assets and liabilities:
    Trade accounts receivable ..............................................        320      (3,089)     (6,370)
    Inventories ............................................................        (61)         76         112
    Prepaid expenses and other current assets ..............................        110      (2,291)        220
    Trade accounts payable .................................................        453      (1,594)     (3,963)
    Accrued liabilities ....................................................        916       1,001       3,281
    Deferred income and advance payments received ..........................      2,746         856      (5,052)
    Other current liabilities ..............................................        238       1,135      (7,162)
                                                                             ----------  ----------  ----------
      Net cash used in operating activities ................................     (4,687)    (13,381)    (51,500)

INVESTING ACTIVITIES:

Investments in property, plant and equipment ...............................     (5,595)     (8,245)     (7,960)
Proceeds from the sale of property, plant and equipment ....................          6         243          56
Investments in other long-term investments .................................    (11,164)     (1,737)    (10,805)
Proceeds from the sale of other long-term investments ......................          0           0      23,720
Investments in software development ........................................       (511)       (817)          0
Investments in related-party notes .........................................       (614)        767           0
Investments in restricted cash .............................................     (1,916)          0           0
Investments in marketable securities .......................................          0    (115,257)      5,863
Investments in other assets ................................................       (239)     (2,871)     (5,830)
                                                                             ----------  ----------  ----------
      Net cash used in / provided from investing activities ................    (20,033)   (127,917)      5,044

FINANCING ACTIVITIES:

Proceeds from issuance of ordinary shares ..................................        511       5,296           0
Proceeds from issuance of preferred shares .................................        393           0           0
Increase (decrease) in additional paid-in capital ..........................     30,503     203,899        (154)
Proceeds from (payments on) current loans ..................................     (1,753)       (524)          0
Proceeds from long-term liabilities ........................................      2,595           0           0
Principal payments on long-term debts ......................................       (415)     (6,031)       (569)
Proceeds from capital leases ...............................................        548           0           0
Principal payments on capital leases .......................................     (1,873)     (1,118)       (863)
                                                                             ----------  ----------  ----------
      Net cash provided from / used in financing activities ................     30,509     201,522      (1,586)
Increase (decrease) in cash ................................................      5,789      60,224     (48,042)
Currency adjustments .......................................................        174         325          29
Cash and cash equivalents at beginning of period ...........................        685       6,648      67,197
                                                                             ----------  ----------  ----------
Cash and cash equivalents at end of period .................................      6,648      67,197      19,184
                                                                             ==========  ==========  ==========


                The accompanying notes are an integral part of these consolidated financial statements.


                                                   LION BIOSCIENCE AG

                               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (U.S. GAAP)
                                   (IN THOUSAND EURO, EXCEPT SHARE AND PER-SHARE DATA)

                                                                                                       Accumulated other
                                                                                                      comprehensive income
                                                                                                     -----------------------
                                                                    Preferred     Addi-                                       Total
                                                                      Shares     tional               Cumulative  Available- Share-
                                Ordinary Shares Preferred Shares    subscribed   Paid-In Accumulated translation for-sale-  holders'
                                 Shares  Amount  Shares   Amount  Shares  Amount Capital   Deficit   adjustments securities Equity
                             ------------------ ----------------  -------------- ------- ----------- ----------- ---------- --------
BALANCES AT MARCH 31, 1999      800,000  2,045  618,500   1,582   40,000    102             (6,058)       (52)        0      (2,381)
                             - - - - - - - - -  - - - - - - - -   - - - - - - -  - - - - - - - - - - - - - - - - - - - - -  - - - -
Preferred shares issued
 against cash contribution                      153,800     393                    3,288                                     3,681
Ordinary shares issued
 against cash contribution      200,000    511                                     27,215                                    27,726
Adjustment items for foreign
 currency translation afte                                                                                174
 deduction of (euro)87 tax                                                                                                      174
Net loss                                                                                    (12,585)                        (12,585)
                             ------------------ ----------------  -------------- ------- ----------- ----------- ---------- --------
BALANCES AT MARCH 31, 2000    1,000,000  2,556  772,300   1,975   40,000    102    30,503   (18,643)      122         0      16,615
                             - - - - - - - - -  - - - - - - - -   - - - - - - -  - - - - - - - - - - - - - - - - - - - - -  - - - -
Conversion preferred shares
 subscribed into
 preferred shares                                40,000     102  (40,000)  (102)                                                 0
Conversion preferred shares
 into ordinary shares           812,300  2,077 (812,300) (2,077)                                                                 0
Conversion of employee
 preferred shares into
 ordinary shares                                                                    8,743                                     8,743
Conversion of convertible
 note into ordinary shares       50,000    127                                                                                 127
Capital increase from
 company resources           11,205,000  8,299                                     (8,299)                                        0
Ordinary shares issued
 against cash contributions   5,186,700  5,195                                    204,198                                   209,393
Stock options outstanding                                                           1,732                                     1,732
Ordinary shares issued
 against contribution
 in kind                        500,000    500                                     33,409                                    33,909
Valuation of securities
 available-for-sale at
 market prices                                                                                                   (4,922)     (4,922)
Adjustment items for
 foreign currency transla-
 tion after deduction of                                                                                  325
 (euro) 130 taxes                                                                                                               325
Net loss                                                                                    (23,944)                        (23,944)
                             ------------------ ----------------  -------------- ------- ----------- ----------- ---------- --------
BALANCES AT MARCH 31, 2001   18,754,000 18,754        0       0        0      0   270,286   (42,587)      447    (4,922)    241,978
                             - - - - - - - - -  - - - - - - - -   - - - - - - -  - - - - - - - - - - - - - - - - - - - - -  - - - -
Stock options outstanding                                                           4,225                                     4,225
Deferred compensation                                                                 317                                       317
Valuation of securities
 available-for-sale at
 market prices(1)                                                                                                 5,018       5,018
IPO expenses                                                                         (154)                                     (154)
Adjustment items for
 foreign currency
 translation                                                                                               29                    29
Ordinary shares issued
 against contribution
 in kind                      1,116,175  1,116                                     19,263                                    20,379
Net loss                                                                                     54,686)                        (54,686)
                             ------------------ ----------------  -------------- ------- ----------- ----------- ---------- --------
BALANCES AT MARCH 31, 2002   19,870,175  19,870        0       0        0      0  293,937   (97,273)     476        96      217,106
                             ------------------ ----------------  -------------- ------- ----------- ----------- ---------- --------

(1) In the fiscal year 2002 the valuation of certain available-for-sale securites have been reclassified from other comprehensive income and have been realized in the current year's earnings.
The accompanying notes are an integral part of these consolidated financial statements


                               LION BIOSCIENCE AG

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
                                 MARCH 31, 2002

I.   OPERATIONS AND BASIS OF PRESENTATION

     LION bioscience AG ("LION" or "the Company") was incorporated in Germany in March 1997. The Company offers genomics and information management solutions and develops information-management software and data integration and analysis systems. In addition, LION applies state-of-the-art high-throughput technologies and internally-produced information technology systems for drug research and development.

II.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the financial statements of LION bioscience AG and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation. The fiscal years of the companies in the group end on March 31.

     In fiscal year 2002 NetGenics, Inc., Cleveland, USA (including its two subsidiaries) was acquired and was first consolidated as of January 31, 2002. NetGenics' fiscal year ends on December 31. The acquisition of NetGenics was accounted for according to the purchase method and is included in the results of the period following the acquisition (see note VI. 2).

USE OF ESTIMATES

     The preparation of consolidated financial statements requires the board to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the financial statements and disclosures of commitments and contingencies. Actual results can differ from those estimates.

REVENUE RECOGNITION

     The Company's revenue consists of fees from licensing its software products and fees earned from research and development collaboration agreements. As a rule, the Company's LSI(TM) software is licensed under non-cancellable licensing agreements, which typically grant the customer the right to use the software for periods of one to three years. According to the Company policy payments resulting from these contracts are paid in advance every year throughout the term of the contract without any contract concessions. The Company also sells its software under perpetual licensing agreements. License agreements are generally extended automatically unless terminated by either party. Revenue from the sale of software under these licenses is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery. The Company's license agreements generally include the provision of telephone customer support and may also include basic training and consultation services. The Company does not allocate any separate revenue to these services, as they are generally provided within one year and the costs are insignificant. For professional services of the Company conducted over a period of one year or longer separate contracts for maintenance and support are created. The revenues from these contracts are recognized on a straight-line basis over the term of the contract. The Company guarantees its software for the term of the license period. The Company has received no warranty claims to date and, accordingly, has not built up a reserve for warranty costs.

     Revenue from research and development collaboration agreements is recognized in accordance with the terms of the respective agreement. Some of the research and development collaboration agreements involve milestones. Revenues from the attainment of milestone events are recognized when the Company and its customers agree that the scientific results or the milestones defined in the agreement have been achieved. As a general rule revenue from other contracts is recognized on a straight-line basis over the term of the contract, which generally represents the pattern of costs incurred by the Company. Signing fees and other advance payments are allocated pro rata to the milestones specified and recognized when they are achieved, or allocated on a straight-line basis over the term of the contract.

     In the preceeding fiscal years the Company realized revenues from a long term collaboration agreement according to the percentage of completion method with estimates on the basis of total incurred costs in relation to total expected costs. As of January 1, 2002, a contract change became effective, so that payments become due with the achievement of the milestones fixed in the contract. Revenues are realized only when the milestone is reached. Accrued costs are treated as expenditures of the period.

     The portion of revenue with respect to this research and development collaboration agreement that has been received but not yet recognized is shown as deferred income. As of the end of the fiscal year 2002 this revenue amounted to (euro) 388,000 (previous year: (euro) 3,887,000).

GOVERNMENT GRANTS

     Government grants to defray the costs of research and development are offset on receipt against pertinent expenses. The total amount offset in fiscal 2002 was (euro) 1,316,900, as compared to (euro) 730,600 in 2001 and (euro) 445,700 in 2000.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred. Research and development costs in fiscal 2002 (excluding depreciation and government grants) totaled (euro) 55,263,900, as compared to (euro) 27,602,800 in fiscal 2001, and
(euro) 12,839,800 in fiscal 2000.

SOFTWARE DEVELOPMENT

     The Company capitalizes software development costs incurred subsequent to the establishment of technological feasibility. Under the Company's product development process, technological feasibility is established on completion of a working model. Once technological feasibility has been established, the costs involved are capitalized until the software has been marketed and is offered for sale. Software development costs are amortized on a product-by-product basis, using whichever is the greater of (a) the ratio of current gross revenue for a product to the total of current revenue and anticipated gross revenue for that product, or (b) the straight-line method over a maximum of three years. The Company capitalized no software development costs in fiscal 2002, as compared to
(euro) 816,800 capitalized in 2001 and (euro) 511,300 capitalized in 2000. Amortization expense was (euro) 406,800, (euro) 536,500 and (euro) 603,500 in 2000, 2001, and 2002 respectively. Residual book values as of March 31, 2000, 2001 and 2002 were (euro) 908,500, (euro) 1,188,800 and (euro) 585,300, respectively.

STOCK-BASED COMPENSATION

     The Company accounts for its stock options under the fair-value method according SFAS No. 123. Accordingly, compensation expense is recorded over the period until vesting based on the fair value of the option on the date of grant. This expense estimate may not be representative of the actual costs in future reporting periods.

MARKETABLE SECURITIES

     The Company is exposed to exchange risks with respect to its cash equivalents and securities available for sale. The Company invests its excess liquidity in money market funds, mortgage bonds, corporate debt securities, and commercial paper, with the objective to assure both the liquidity and security of the capital invested. Its investments are restricted to securities of issuers with high credit ratings. Some of the securities held are classified as "available for sale," and are thus adjusted to their market or fair value. The remaining securities are classified as "held to maturity" and carried at net book value.

OTHER LONG-TERM INVESTMENTS

     Other long-term investments are generally carried at their acquisition cost.

CONCENTRATION OF CREDIT RISKS

     The Company's accounts receivable are unsecured and thus the Company is at risk to the extent such amounts become uncollectible.

     In the fiscal years 2000, 2001 and 2002, revenues with Bayer AG constituted 56%, 60% and 46% of the Company's total revenues. The outstanding accounts receivables against Bayer AG at March 31, 2002 amounted to (euro) 222,000 (previous year: (euro) 0).

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of short-term, highly liquid cash investments with original maturities of less than three months from the date of acquisition.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, short-term loans, and accrued liabilities approximate their fair value due to the short maturities of these instruments.

     The carrying amount of long-term debt and capital lease obligations approximates their fair value, based on the market price for similar borrowings. The same applies to other financial assets.

TRADE ACCOUNTS RECEIVABLE

     The reported trade accounts receivable are reduced by an allowance for doubtful accounts amounting to (euro) 457,000 (previous year: (euro) 0).

INVENTORIES

     Inventories are valued at a fixed value. They pertain to raw materials and supplies used in research and development.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at acquisition cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets as follows:

     Laboratory equipment..........................................5 to 10 years
     Computer software...................................................3 years
     Furniture and office equipment......................................5 years

     Leasehold improvements and equipment under capital lease are depreciated over their useful lives or the term of the lease, which ever is shorter.

INTANGIBLE ASSETS

     Intangible assets are reported at acquisition cost less accumulated amortization. The amortization is computed on a straight-line basis over the estimated useful life of the assets as follows:

     Software and technology, acquired customer relationship.......      2 years
     Software licenses.............................................      3 years
     Commercial rights and patents.................................      4 years

IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

     Long-lived and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. In the event that facts and circumstances indicate an impairment, the carrying amount of the asset is compared with the estimated undiscounted future cash flow to determine whether a write-down to the lower fair value must be recorded. The fair value is calculated based on the discounted cash flows expected to be received over the estimated useful life of the assets.

CURRENCY TRANSLATION

      The financial statements of the Company's subsidiaries are prepared in their functional currencies, i.e. their local currencies. Balance sheet accounts are translated to the reporting currency (the euro) at the exchange rates in effect at the end of the fiscal year, except for shareholders' equity, which is translated at the rates in effect when the underlying transactions were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the fiscal year. Differences resulting from translation are shown in a separate component of shareholders' equity (cumulative translation adjustments).

      In fiscal 2002, exchange rate gains were (euro) 928,600, as compared to exchange rate losses of (euro) 501,200 in 2001 and exchange rate gains of (euro) 206,000 in 2000.

TAXES OF INCOME AND EARNINGS

     The Company accounts for income taxes under the asset and liability method (balance sheet method) and, accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are determined on the basis of the tax rates applicable to taxable profits in the year in which the differences are expected to be recovered or settled. The effect of changes in the tax rates on deferred tax assets and liabilities is recognized in the period in which the amended tax rates are passed.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

     The basic loss per share is calculated based on the weighted number of common shares outstanding, including common-share equivalents. Common-share equivalents resulting from stock-based compensation are excluded from the calculation, as their effect is anti-dilutive.

RECLASSIFICATIONS

     Several values of the previous years' balance sheet, statements of operations and statements of cash flows have been reclassified to achieve a comparability with this year's statements.

NEW ACCOUNTING REGULATIONS

     In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143 "Accounting for Asset Retirement Obligations." This Statement deals with the accounting and reporting duties with regard to obligations and related expenses that arise in connection with the disposal or retirement of long-lived tangible assets. SFAS No. 143 requires a company to set up an accrual for the fair value of the obligation in the period in which it accepts a legal obligation associated with the disposal or retirement of a long-lived tangible asset. The Statement further requires that the carrying amount of the tangible asset be increased by the expenses accrued as liabilities. The increase in the carrying amount of the tangible asset is then regularly depreciated over the remaining term. In valuing the accrued liability, the effects of accrued interest and changes in estimated future cash flow must be taken into account in every period. SFAS No. 143 must be applied in all fiscal years commencing after June 15, 2002, but may be applied earlier. The Company does not believe the application of this statement will have any material effect on its net assets, financial position, or results of operations.

     In October 2001, FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which deals with the accounting for and reporting of impairment and disposal of long-lived assets. SFAS No. 144 replaces both SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occuring Events and Transactions." However, SFAS No. 144 retains many of the basic provisions of SFAS No. 121. Similarly, SFAS No. 144 adopts the obligation of Opinion No. 30 that discontinued operations must be reported separately. The scope of the reporting obligation is expanded to include components of an entity that are disposed of by sale, retirement, demerger or spin off or that are held for sale. SFAS No. 144 must be applied in fiscal years commencing after December 15, 2001, but may be applied earlier. The Company will apply SFAS No. 144 starting April 1, 2002. The potential effects of this statement have not yet been finally calculated.

III.   ADDITIONAL BALANCE SHEET INFORMATION

1.   PREPAID EXPENSES, DEFERRED ITEMS

                                                          3/31/2001    3/31/2002
                                                          ---------    ---------
                                                            (IN THOUSAND EURO)
CURRENT DEFERRED ITEMS :

Deferred payments .......................................     844             0
License expense Metalayer, short-term portion............     821           461
Other ...................................................   1,028         1,935
                                                          ---------    ---------
                                                            2,693         2,396
                                                          =========    =========

LONG-TERM DEFERRED ITEMS:

License expense Metalayer, less short term portion.......     722           340
                                                          =========    =========


2.   OTHER ASSETS

                                                          3/31/2001    3/31/2002
                                                          ---------    ---------
                                                            (IN THOUSAND EURO)

Accrued interest.........................................   2,130         1,904
Creditable capital gains tax.............................     865         1,069
Sales tax (VAT) receivable...............................     542            14
Other....................................................     999         1,328
                                                          ---------    ---------
                                                            4,536         4,315
                                                          =========    =========

3.   PROPERTY, PLANT AND EQUIPMENT

                                                          3/31/2001    3/31/2002
                                                          ---------    ---------
                                                            (IN THOUSAND EURO)

Laboratory equipment ....................................     5,732       8,582
Laboratory equipment (capital lease).....................     2,468       2,331
Computer software .......................................     1,453       2,906
Computer hardware (capital lease) .......................     1,010         619
Furniture and office equipment ..........................     8,148      12,102
Leasehold improvements ..................................     2,602       4,614
Construction in progress ................................     1,327         208
                                                          ---------    ---------
                                                             22,740      31,362
Less accumulated depreciation ...........................    (5,844)    (13,224)
                                                          ---------    ---------
                                                             16,896      18,138
                                                          =========    =========

      Accumulated depreciation as of March 31, 2002 includes a total of (euro) 2,748,100 (previous year: (euro) 2,511,000) relating to property, plant and equipment under capital lease.

      Depreciation of property, plant and equipment totaled (euro) 7,986,100 in 2002, as compared to (euro) 3,542,100 in 2001 and (euro) 2,473,000 in 2000. In fiscal year 2002 impairment charges of (euro) 1,099,500 relating to laboratory equipment are included.

4.   MARKETABLE SECURITIES

                                                          3/31/2001    3/31/2002
                                                          ---------    ---------
                                                            (IN THOUSAND EURO)

SHORT TERM
Securities held to maturity .............................    13,071      21,847
                                                          ---------    ---------

LONG TERM
Securities available for sale............................    44,243      59,524
Securities held to maturity .............................    56,825      23,468
                                                          ---------    ---------
                                                            101,068      82,992
                                                          =========    =========
TOTAL
Securities available for sale............................    44,243      59,524
Securities held to maturity .............................    69,896      45,315
                                                          ---------    ---------
                                                            114,139     104,839
                                                          =========    =========

SECURITIES AVAILABLE FOR SALE

     The following table shows the Company's investments in securities available for sale (in thousands):

                                              MARCH 31, 2002
                         -------------------------------------------------------
                         Acquisition     Market or    Unrecognized  Unrecognized
                            costs        fair value       gains       losses
                                           (euro)         (euro)      (euro)
                         -------------------------------------------------------
Equity securities          54,383          54,479           96             0
Debt securities             5,045           5,045            0             0
                         -------------------------------------------------------
                           59,428          59,524           96             0
                         =======================================================

                                              MARCH 31, 2001
                         -------------------------------------------------------
                         Acquisition     Market or    Unrecognized  Unrecognized
                            costs        fair value       gains       losses
                                           (euro)         (euro)
                         -------------------------------------------------------
Equity securities          44,120          39,198          511         5,433
Debt securities             5,045           5,045            0             0
                         -------------------------------------------------------
                           49,165          44,243          511         5,433
                         =======================================================

     The acquisition costs include write-offs of Paradigm (euro) 1,237,200 and investment funds (euro) 7,218,500 because the impairment is assumed as other-than-temporary.

     At March 31, 2002 (euro) 4,922,100 have been reclassified affecting net income from other comprehensive income.

     In January 2000, the Company entered into a stock purchase agreement with Paradigm Genetics, Inc. ("Paradigm"), a U.S. whereby it acquired 400,000 Series C preferred shares in Paradigm for a total purchase price of $2 million. At the time of corporation, Paradigm's initial public offering on May 10, 2000, the preferred shares were automatically converted to common shares at a 1:1 ratio. As of the balance sheet date, the stock had a market value of $1.62 per share. The Company has reviewed the value of the Paradigm stock and concluded that the reduction in value was permanent. Therefore, the Company has written-off the investment to the lower market price in fiscal 2002 and included a charge of(euro)1,237,000 in the statements of operations.

SECURITIES HELD TO MATURITY

     The following table shows the Company's investments in securities held to maturity (in thousands):

                                              MARCH 31, 2002
                         -------------------------------------------------------
                         Acquisition     Market or    Unrecognized  Unrecognized
                            costs        fair value       gains       losses
                            (euro)         (euro)         (euro)      (euro)
                         -------------------------------------------------------
Equity securities               0               0            0             0
Debt securities            45,315          45,188            0           127
                         -------------------------------------------------------
                           45,315          45,188            0           127
                         =======================================================

                                              MARCH 31, 2001
                         -------------------------------------------------------
                         Acquisition     Market or    Unrecognized  Unrecognized
                            costs        fair value       gains       losses
                            (euro)         (euro)         (euro)      (euro)
                         -------------------------------------------------------
Equity securities               0               0            0             0
Debt securities            69,896          70,712          819             3
                         -------------------------------------------------------
                           69,896          70,712          819             3
                         =======================================================

     The debt securities comprise securities with a maturity up to one year amounting to (euro) 21,847,000 (previous year: (euro) 13,071,000). The debt securities generally have maturities of 1 to 5 years. In fiscal 2002 securities held to maturity have been sold before the day of maturity in order to cover cash needs.

5.   OTHER LONG-TERM INVESTMENTS

                                                          3/31/2001    3/31/2002
                                                          ---------    ---------
                                                            (IN THOUSAND EURO)

GeneProt Inc. ...........................................         0       8,509
ChemNavigator.com Inc. ..................................     1,681       1,702
BioSolveIT GmbH .........................................         0         549
Tripos Inc. .............................................     9,184           0
Gesellschaft fur medizinische Datenverarbeitung mbH......     8,830           0
                                                          ---------    ---------
                                                             19,695      10,760
                                                          =========    =========

     In February 2000, the Company entered into a stock purchase agreement with Tripos Inc. ("Tripos"), a U.S. corporation, whereby it acquired 409,091 preferred shares for a total purchase price of $9 million. The Company reported the investment at cost. The preferred shares are convertible at the Company's option into common stock at a ratio of 1:1 (subject to adjustments for stock splits, capital increases, and comparable equity transactions). The Tripos preferred shares are subject to mandatory conversion if the price of common shares exceeds a certain level on 30 consecutive days. Effective February 5, 2001, Tripos had a 2:1 stock split, which gave the Company 818,182 preferred shares. At the end of January 2002, the Company converted the preferred shares into common stock at a ratio of 1:1. At that time, Tripos paid LION accumulated dividends of about $890,000 on the convertible preferred shares. On February 7, 2002, the Company sold its entire portfolio of Tripos common shares for a total of (euro) 23.7 million. The realised profit amounted to (euro) 14.5 million.

     In February 2001, the Company acquired an approximate 16% interest in Gesellschaft fur medizinische Datenverarbeitung mbH ("GMD"), Munich, at a price of (euro) 8,774,906 plus incidental acquisition costs. As part of its program of focusing on its core lines of business, the Company examined the value of GMD and, as a result, fully written-off the investment in fiscal 2002.

      In May 2001, the Company entered into a stock purchase agreement with SimUtility Inc., a U.S. corporation, whereby it acquired 937,500 common shares in the company at a price of $1.5 million. As a result of a change in strategic direction, the Company will not continue its collaboration with SimUtility Inc. In making this decision, the Company reviewed the value of SimUtility and has fully written-off the investment in fiscal 2002.

      In June 2001, the Company participated in founding BioSolveIT GmbH, Sankt Augustin, by acquiring a 15% interest at a price of (euro) 548,800, including incidental acquisition costs. For accounting purposes, the investment was reported at the lower of cost or market. LION intends to hold the shares in BioSolveIT GmbH as a long-term investment.

      In March 2002, the Company entered into a stock purchase agreement with GeneProt, Inc. ("GeneProt"), a U.S. corporation, whereby it acquired 681,818 Series B preferred shares for $7.5 million. For accounting purposes, the investment was reported at the lower of cost or market. The Company intends to hold these shares as a long-term investment.

6.   GOODWILL

                                                          3/31/2001    3/31/2002
                                                          ---------    ---------
                                                            (IN THOUSAND EURO)

Trega biosciences/NaviCyte operations....................    36,526      38,995
NetGenics operations ....................................         0      19,668
                                                             36,526      58,663
                                                          ---------    ---------
Less accumulated amortization ...........................         0           0
                                                          ---------    ---------
                                                             36,526      58,663
                                                          =========    =========

     Since April 1, 2001, the Company has applied the new accounting rule SFAS No. 142 (Goodwill and Other Intangible Assets), which the Financial Accounting Standard Board adopted in July 2001, to the accounting treatment of purchases of companies, particularly the treatment of goodwill. According to SFAS No. 142, acquired goodwill is no longer subject to scheduled amortization. Rather, the Company must conduct an annual impairment test. The Company performed this test and found there was no impairment of the goodwill. In addition, under SFAS No. 142, the workforce taken over is not considered to be a separate intangible asset. Therefore, its value ((euro) 2.5 million) was reclassified in fiscal year 2002 and is now reported as goodwill.

     Amortization of goodwill in fiscal 2001 and 2002 totaled (euro) 0, respectively, as Trega was consolidated beginning March 31, 2001.

7.   OTHER INTANGIBLE ASSETS

                                                 ESTIMATED  3/31/2001  3/31/2002
                                                 ---------  ---------  ---------
                                                USEFUL LIFE
                                                -----------
                                                            (IN THOUSAND EURO)

Licenses ......................................   4 years     1,434      2,856
Software and  technology ......................   2 years     4,076      6,741
Workforce taken over ..........................      --       2,491          0
Customer relationships ........................   2 years       906      1,601
In-process R&D... .............................                  46        740
Internally developed software..................   3 years     2,293      2,293
Clone collections .............................   3 years       556        556
                                                             ------     ------
                                                             11,802     14,787
                                                             ------     ------
Less accumulated amortization                                (1,343)    (6,698)
                                                             ------     ------
                                                             10,459      8,089
                                                             ======     ======

     In fiscal 2002, (euro) 695,100 in in-process R&D were capitalized, as compared to (euro) 45,400 in 2001. In fiscal 2002, amortization of the capitalized in-process R&D costs amounted to (euro) 740,400 (previous year:
(euro) 0). Amortization of other intangible assets amounted to (euro) 5,173,500 in 2002, as compared to (euro) 676,300 in 2001 and (euro) 587,200 in 2000.

     Amortization of other intangible assets will be allocated as follows:

         (in thousand euro)
2003:                5,395
2004:                2,421
2005:                  273
2006:                    -
2007:                    -
--------------------------
Total:               8,089
==========================

8.   ACCRUED LIABILITIES

                                                          3/31/2001    3/31/2002
                                                          ---------    ---------
                                                            (IN THOUSAND EURO)

Outstanding invoices .....................................    1,705       3,460
Vacation accrual .........................................      903       1,881
Consulting services ......................................      999         738
Supervisory board ........................................      108         108
Audit of annual accounts and general shareholders' meeting      540         850
Supplementary grants .....................................      483         450
Other ....................................................      442         974
                                                          ---------    ---------
                                                              5,180       8,461
                                                          =========    =========

9. ADVANCE PAYMENT RECEIVED LESS COSTS AND ESTIMATED REVENUE FOR SERVICES NOT YET INVOICED

     This item relates to the contract with Bayer AG regarding cheminformatics:

                                                          3/31/2001    3/31/2002
                                                          ---------    ---------
                                                            (IN THOUSAND EURO)

Advance payment received .................................    9,277         621
Costs and estimated revenue for services not yet invoiced.   (5,390)       (233)
                                                          ---------    ---------
                                                              3,887         388
                                                          =========    =========

10.   OTHER CURRENT LIABILITIES

                                                          3/31/2001    3/31/2002
                                                          ---------    ---------
                                                            (IN THOUSAND EURO)

Payroll-related taxes and social security
 contributions .........................................        867         991
Payroll liabilities ....................................        724          20
Liability in connection with the acquisition
 of an interest in GMD .................................      7,001           0
Other ..................................................        315         734
                                                          ---------    ---------
                                                              8,907       1,745
                                                          =========    =========

11.   CAPITAL LEASE

     The Company has entered into leases for laboratory equipment and IT hardware that are treated as capital leases. Future minimum lease payments under capital lease obligations as of March 31, 2002 are:

                                                              (IN THOUSAND EURO)
2003....................................................                    142
2004....................................................                     24
2005....................................................                     16
2006....................................................                     16
2007....................................................                     16
Thereafter..............................................                     27
                                                                          -----
Total minimum lease payments............................                    241
Less: amounts representing imputed interest ............                    (22)
                                                                          -----
Present value of minimum lease payments ................                    219
Less: current portion...................................                   (134)
                                                                          -----
Non-current portion of capital lease obligations .......                     85
                                                                          =====

12.   LONG-TERM DEBT

     In December 1998, the Company entered into a loan agreement with Bayerische Hypo- und Vereinsbank to finance its research and development activities, under which it was entitled to take up amounts up to (euro) 4.6 million until September 30, 2007. As of March 31, 2000, the Company had made full use of this loan agreement. The loan amount is repayable in 16 equal, semi-annual installments, beginning on March 31, 2000. Interest is payable quarterly at a rate of 4.75% per annum. In connection with this loan, the Company granted the lender a security interest in its property, plant and equipment, accounts receivable, and officers' life insurance policies.

                                                          3/31/2001    3/31/2002
                                                          ---------    ---------
                                                            (IN THOUSAND EURO)

Loans, long-term .......................................       3,698      3,129
Short-term portion .....................................        (569)      (569)
                                                           ---------    --------
Total long-term debt ...................................       3,129      2,560
                                                           =========    ========

     As of March 31, 2002, principal payments on long-term debt for the next five years and thereafter are as follows:

                                                              (IN THOUSAND EURO)
     2003..................................................                 569
     2004..................................................                 569
     2005..................................................                 569
     2006..................................................                 569
     2007..................................................                 569
     Thereafter............................................                 284
                                                                          ------
                                                                          3,129
                                                                          ======

13.      SHAREHOLDERS' EQUITY

ORDINARY SHARES

     By resolution of the management board of April 19, 2000, and with the consent of the supervisory board, the Company further increased its capital stock by DM 26,000 ((euro) 13,293.80) against a cash contribution. Klaus Sprockamp, a former member of the Company's management board, subscribed for 5,200 of the newly issued bearer preferred shares at an issue price of DM 244.02 ((euro) 124.77) per share and paid the cash contribution in full. The capital increase was entered in the commercial register on June 19, 2000.

     By resolution of the general shareholders' meeting on November 19, 1998, entered in the commercial register on March 31, 1999, the Company created conditional capital in the amount of DM 250,000 ((euro) 127,823) to accommodate the conversion of 10 convertible bearer bonds in the nominal amount of DM 5,000 each (total: DM 50,000), which were issued to Bayerische Hypo- und Vereinsbank AG and were to be converted prior to a public offering of the Company's shares. As the holder of the convertible bonds, Bayerische Hypo- und Vereinsbank AG declared on June 19, 2000 that it would convert these into 50,000 shares of common stock. The conditional capital was thus utilized. In accordance with the terms of the convertible bonds, the bank paid a premium of DM 200,000 ((euro) 102,260). This capital increase was entered in the commercial register on June 27, 2000.

     On June 28, 2000, the Company's general shareholders' meeting adopted a resolution to convert its capital stock from DM 9,337,500 to (euro) 4,774,187.94 and to increase the capital stock by (euro) 8,298,312.06 from Company funds from
(euro) 4,774,187.94 to (euro) 13,072,500. The Company's capital stock was redivided into 13,072,500 no par value bearer shares, each representing a nominal (euro) 1 of the stated capital stock. These capital measures were entered in the commercial register on August 7, 2000.

PREFERRED SHARES

     By resolution of the general shareholders' meeting of May 15, 2000, all existing preferred shares were converted into common stock. The holders of the preferred shares consented to this conversion by special resolution on May 15, 2000. The commercial register has entered the conversion on June 19, 2000. In addition, the general shareholders' meeting annulled the management board's authorization, contained in its resolution of October 6, 1998, to increase the Company's capital stock by DM 2,050,000 ((euro) 1,048,165) on or before September 30, 2003 with respect to the residual sum of DM 112,500 ((euro) 57,266).

CONVERSION OF PREFERRED SHARES TO COMMON STOCK

     The general shareholders' meeting adopted a resolution on May 15, 2000 on the conversion of existing preferred shares to common stock. The holders of the preferred shares consented to this by special resolution on May 15, 2000. The commercial register entered the conversion on June 19, 2000. Under U.S. GAAP, converting preferred shares to common stock is treated as a repurchase of the stock originally issued and a subsequent new issue of stock.

         The difference between the fair value of the shares originally issued and that of the newly issued shares at the conversion date resulted in a non-cash expense for Company employees of (euro) 8,743,000. For other shareholders, the conversion is classified as a deemed dividend (not affecting net income) of (euro) 14,410,000. These mentioned amounts were recognized in the first quarter of fiscal 2001.

CAPITAL INCREASES IN CONNECTION WITH THE INITIAL PUBLIC OFFERING

     On June 28, 2000, the Company's general shareholders' meeting adopted a resolution to increase its capital stock from (euro) 13,072,500 to (euro) 17,647,875 against a cash contribution of (euro) 4,575,375. Morgan Stanley & Co. International Ltd. subscribed for the newly issued shares in its own name and on behalf of the underwriters at an issue amount per share equivalent to the portion of the Company's capital stock represented by each no par value share, on the condition that the new shares would be made available under the public offering. The difference between the issue price and the purchase price for the new shares created as part of the capital increase was paid to the Company.

     Moreover, on June 28, 2000, the general shareholders' meeting authorized the management board, with the consent of the supervisory board, to increase the Company's capital stock by up to (euro) 352,125 on one or more occasions on or before June 1, 2005 through the issuance of new common bearer shares against cash contributions. This authorized capital was mainly created to accommodate the exercise of the over-allotment option on a total of 606,125 shares. The preemptive rights of existing shareholders may be excluded if Morgan Stanley & Co. International Ltd. subscribes for the up to 352,125 new shares within 30 days of their being listed on a national or foreign stock exchange on its own behalf and for the account of the underwriters and agrees to pay the Company the difference between the issue price and the purchase price for the new shares created as part of the capital increase. Shareholders' preemptive rights may also be excluded if the Company issues new shares against cash contributions and this capital increase, together with any shares issued from the authorized capital in the amount of (euro) 5,825,000 and any of the Company's own shares purchased by it, does not exceed 10% of the existing capital stock, and the issue price is not significantly lower than the market price. These capital meaures were entered in the commercial register on August 7, 2000.

     In connection with these capital measures, 5,181,500 shares were issued at a price of (euro) 44.00, bringing the gross issue proceeds to (euro) 227,986,000. After deduction of the IPO costs, the net proceeds came to approximately (euro) 209 million.

     In fiscal 2002, additional IPO-related expenses were incurred in the amount of (euro) 154,000 and have been booked against additional paid-in capital.

CAPITAL INCREASES AGAINST NON-CASH CAPITAL CONTRIBUTIONS

       By agreement dated December 27, 2000 ("Merger Agreement"), LION and Trega agreed that LION would acquire 100% of the shares of Trega in exchange for LION stock, represented by LION American Depository Shares. This agreement was based on an assessment of Trega's value at approximately $34 million, subject to certain adjustments when the transaction was executed (which are described in detail in the agreement). The final exchange ratio was determined by a series of factors, including changes in the market value of LION shares. After the transaction was completed, Trega became a wholly owned subsidiary of LION.

      LION's supervisory board approved the agreement at its meeting on December 21, 2000.

      Execution of the transaction was dependent on the fulfillment of certain conditions, including approval by Trega's shareholders' meeting. The agreement was approved at a separate shareholders' meeting held on March 12, 2001 Thereafter, the LION management board adopted a resolution on March 13, 2001 (ratified by the supervisory board on March 13 and 14) issuing 500,000 shares from authorized capital.

      (euro) 1,116,175 of the Company's authorized capital was used in connection with the acquisition of NetGenics. Based on the authorization granted to the management board by ss. 4 (4) of the bylaws of June 28, 2000, the management board increased the Company's capital stock by (euro) 1,116,175 to
(euro) 19,870,175 (with the approval of the supervisory board). The capital increase was entered in the commercial register on March 4, 2002. For further details, cf. footnote VI/2.

EMPLOYEE SHARES

         During the acquisition of Trega Biosciences Inc., Trega's employees were issued restricted shares of LION in exchange for their common stock of Trega . The difference between the purchase price and the fair value of the shares are recorded pro rata as a compensation expense over the two-year waiting period. In the fiscal year 2002, approximately (euro) 317,000 was recorded as a compensation expense.

STOCK OPTION PLANS

2000 STOCK OPTION PLAN

         Under a stock option plan adopted by the Company on March 13, 2000 (the "2000 Option Plan"), and amended by resolutions of the general shareholders' meetings on May 15, 2000 and June 28, 2000, the Company's management board is authorized to grant non-transferable options to acquire the Company's shares to employees (up to 757,050) and members of the management board (up to 184,800) on or before December 31, 2004. In addition, members of the management boards and employees of LION subsidiaries may be granted options on up to 82,250 and 214,900 of the Company's shares, respectively.

         All permanent employees of LION AG and its subsidiaries are entitled to take part in the stock option program. In addition to imposing a lock-in period of several years, the program contains defined performance targets to be achieved before options can be exercised. The program is designed to retain individual employees to the Company over the long term and to increase employees' identification with the Company and its objectives. The Company granted a total of 1,080,900 stock options to all employees in four tranches by March 31, 2002.

         The Company may grant a maximum of 1,239,000 stock options under the "2000 Option Plan". Options granted may not be exercised unless the market value of the Company's shares exceeds the issue price of the options by at least 40%. Holders of the options may exercise them at least two years and no more than eight years after the issue date. Holders may exercise up to 33% of their options after two years, up to 66% in the third year, and all of them in the fourth year after acquisition. However, the option holders may not exercise them during the following blocking periods:

a) 10 stock-exchange working days before the publiation of figures for the first, second, and third quarters of any fiscal year;
b) between the end of a fiscal year and the conclusion of the regular general shareholders' meeting,

c) 10 stock-exchange working days before extraordinary general shareholders' meetings of LION bioscience AG.

In this respect, in connection with the 2000 stock option program a non-cash compensation expense of (euro) 3,776,100 was recorded in fiscal year 2002 compared to (euro) 1,731,600 in fiscal year 2001 and (euro) 0 in fiscal year 2000.

         In accordance with FASB No. 123, the fair value of options is determined on the basis of the Black Scholes method. The following factors are relevant at the time the options are granted:

                                         Tranche 1      Tranche 2      Tranche 3      Tranche 4
                                       ---------------------------------------------------------
Risk-free interest rate                       5.50%          5.50%          5.50%          4.00%
Anticipated dividend distribution                 0              0              0              0
Anticipated volatility                        0.01%         75.00%         75.00%         75.00%
Anticipated option term                     3 years        3 years        3 years        3 years
Maximum residual term                    6.25 years     6.75 years     7.00 years     7.75 years
Anticipated weighted average market
price per option                           (euro) 6      (euro) 41      (euro) 14      (euro) 10
Exercise price                         (euro) 40.46   (euro) 78.29   (euro) 30.61   (euro) 19.72


Changes in stock options in fiscal 2002 were as follows:

                                                                     Average         Stock options
                                                Stock options     exercise price   yet to be issued
                                                    Number           (euro)             Number
                                               ------------------------------------------------------
In existence on April 1, 2000                                 0                            1,239,000
Granted 1. tranche                                    1,113,000                 40
Granted 2. tranche                                       96,375                 78
Granted 3. tranche                                       63,000                 31
Exercised                                                     0
Expired                                                  55,125
Lapsed                                                        0
In existence on March 31, 2001                        1,217,250                               21,750
                                               =================                   ==================
Exercisable on March 31, 2001                                 0
                                               =================
In existence on April 1, 2001                         1,217,250                 40            21,750
Granted 4. tranche                                       38,600                 20
Exercised                                                     0
Expired                                                 174,950
Lapsed                                                        0
                                               ------------------------------------------------------
In existence on March 31, 2002                        1,080,900                 37           158,100
                                               =================                   ==================
Exercisable on March 31, 2002                                 0
                                               =================

2001 STOCK OPTION PLAN

      Under an additional stock option plan ("2001 Option Plan"), which was approved by a resolution of the general shareholders' meeting dated July 18, 2001, the Company's management board is authorized to grant up to 636,400 non-transferable options for acquiring the Company's shares to employees and members of the management board and employees and members of the management boards of LION subsidiaries on or before December 31, 2005. Up to 17% of all options may be granted to members of the Company's management board, up to 5% to the members of the management boards of LION subsidiaries, and up to 78% to employees of the Company and its subsidiaries.

      The options have a term of five years from the date of issue. The options must be exercised within this period. Options may not be exercised until the waiting period has expired. For 50% of the options in a tranche granted to an eligible employee, the waiting period is two years from the issue date. For the other 50%, the waiting period is three years from the issue date. At the time of issue, participants in an option plan must be in good standing with the Company or a LION subsidiary.

      The exercise price for a new share of LION bioscience AG is the reference price of the Company's shares when the option was granted plus a premium of at least 20% as a performance goal.

      The reference price for LION bioscience AG shares at the time the options are granted is determined based on the arithmetic mean of the market prices for the Company's shares in the final XETRA auctions on the Frankfurt Stock Exchange (or a comparable successor system) on the last 20 trading days before the issue date.

      By March 31, 2002, the Company had issued 593,300 stock options in one tranche to all employees under the"2001 Option Plan".

      In connection with the 2001 stock options plan a non-cash compensation expense of (euro) 449,400 was recorded for the first time in fiscal 2002.

      In accordance with FASB No. 123, the fair value of options is determined on the basis of the Black Scholes method. The following factors were relevant at the time the options were granted:

                                                   Tranche 1
                                               ----------------
Risk-free interest rate                                   4.00%
Anticipated dividend distribution                             0
Anticipated volatility                                   75.00%
Anticipated option term                               2.5 years
Maximum residual term                                4.75 years
Anticipated weighted average market
price per option                                       (euro) 8
Exercise price                                        (euro) 28

      Changes in stock options in fiscal 2002 were as follows:

                                                                      Average         Stock options
                                                Stock options     exercise price    yet to be issued
                                                    Number          (euro)               Number
                                               -------------------------------------------------------
In existence on April 1, 2001                                 0                               636,400
Granted                                                 593,300                  28
Exercised                                                     0
Expired                                                       0
Lapsed                                                        0
                                               -------------------------------------------------------
In existence on March 31, 2002                          593,300                  28            43,100
Exercisable on March 31, 2002                                 0


      There are no stock option plans that have not been approved by the general shareholders' meeting.

14.   INCOME TAXES

      As required by SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are reported for temporary differences between the financial statements and the tax accounts.

      The reconciliation of actual tax expenses and the amount resulting from applying the German statutory corporate-tax rate to the pre-tax loss is as follows:

                                                                                       MARCH 31
                                                                                       --------
                                                                             2000        2001      2002
                                                                                 (IN THOUSAND EURO)

Corporation tax and trade income tax at approximately 39% (FY 2000: 50%,
 FY 2001/2002: 39 %) ...................................................    (6,282)    (9,289)   (21,206)
Foreign taxes ..........................................................        11        127        261
Increase in valuation discount on deferred taxes .......................     6,292      9,289     21,206
Tax on income and earnings .............................................        21        127        261


      Deferred tax assets and liabilities arising from timing differences between the financial statements and the valuation of assets and liabilities for tax purposes are shown in the following table:

                                                              MARCH 31
                                                       -------------------------
                                                          2001         2002
                                                           (IN THOUSAND EURO)
Deferred Tax Assets:

               Loss carryforward                         65,273       123,203
               Capitalized software                         431             0
               Financial assets                           1,920             0
                                                       -------------------------
                                                         67,624       123,203
               Less valuation allowance                 (62,570)     (120,616)
                                                       -------------------------
               Net deferred tax assets                    5,054         2,587
                                                       =========================

Deferred Tax Liabilities

               Currency translation                           2             0
               Capitalized software                       1,112           305
               Other assets                                 631             0
               Software and technology                    1,590         1,834
               Workforce taken over                         971             0
               Customer relationships                       353           448
               R&D costs                                     18             0
               Capital leases                               377             0
                                                       -------------------------
               Net deferred tax liabilities               5,054         2,587
                                                       =========================

      As of March 31, 2002, loss carryforwards totaled (euro) 338 million. German losses account for roughly (euro) 110 million, and the American subsidiaries for most of the rest. Loss carryforwards attributable to the recently acquired business of Trega Biosciences Inc. and NetGenics Inc. are also included. Whereas in Germany losses can be carried forward indefinitely, as a rule, American tax law imposes a maximum period of 20 years.

      In view of the uncertainty regarding the Company's future profitability and, accordingly, regarding the Company's ability to utilize these losses, the Company has recorded a valuation allowance representing the balance of the net deferred tax assets.

IV.   NOTES TO THE STATEMENTS OF OPERATIONS

RESULT FROM MARKETABLE SECURITIES AND OTHER LONG-TERM INVESTMENTS

      The components of the result of marketable securities and other long-term investments are as follows:

                                                                     FISCAL YEAR AS OF MARCH 31
                                                                     --------------------------
                                                                      2000      2001    2002
                                                                        (IN THOUSAND EURO)

Income from the sale of Tripos shares .........................         0         0    14,536
Tripos dividend payment .......................................         0         0       982
Impairment of the GMD investment ..............................         0         0    (8,830)
Impairment of the SimUtility investment .......................         0         0    (1,726)
Impairment of Investment funds ................................         0         0    (7,218)
Impairment of Paradigm shares .................................         0         0    (1,237)
                                                                                       ------
Result from marketable securities / other long-term investments         0         0    (3,493)
                                                                                       ======

INTEREST RESULT

                                              FISCAL YEAR ENDED MARCH 31
                                             ----------------------------
                                               2000     2001      2002
                                                  (IN THOUSAND EURO)
Interest income                                 408     5,691     6,517
Interest expenses                              (400)     (457)     (215)
                                             ----------------------------
Interest result                                   8     5,234     6,302
                                             ============================

V.   NOTES TO THE STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                                             FISCAL YEAR ENDED MARCH 31
                                                                                ---------------------------------------------------
                                                                                     2000              2001               2002
                                                                                                 (IN THOUSAND EURO)

Cash paid during the Year
        Interest expenses                                                             245               457               215
        Income taxes                                                                   21               127                 0

Non-Cash Financing and Investing Activities
        Trega contribution in kind                                                      0            34,458                 0
        Conversion of convertible note into capital stock                               0                26                 0
        Conversion of preferred shares into common stock                                0             2,077                 0
        Capital increase from Company resources                                         0             8,299                 0
        Conversion of preferred shares into common stock of employees                   0             8,743                 0
        Acquisition of GMD                                                              0             7,001                 0
        NetGenics contribution in kind                                                  0                 0            20,379


VI.   OTHER INFORMATION

     1.       ACQUISITION OF TREGA BIOSCIENCES, INC.

      Effective on March 14, 2001, the Company acquired Trega Biosciences, Inc. ("Trega") at a purchase price of $34 million. Trega was founded in 1991 and was incorporated in Delaware. The company is based in San Diego, California (USA).

PRO-FORMA INFORMATION ON TREGA BIOSCIENCES INC.

      The first consolidation of Trega was executed on March 31, 2001. Accordingly no revenues and expenditures are included in the consolidated income statement of fiscal 2001. If Trega had been purchased on April 1, 2000 or April 1, 1999, the following selected key data would have resulted:

                                                      FISCAL YEAR ENDED MARCH 31
                                                      --------------------------
IN THOUSAND EURO, EXCEPT FOR SHARE AND PER SHARE DATA     2000         2001
                                                        ((EURO))     ((EURO))
                                                     ------------  -------------
Net sales                                                24,030      35,411
Loss for the year                                        43,073      53,337
Loss and diluted loss per share                            2.92        3.50

2.   ACQUISITION OF NETGENICS, INC.

COMPANY DESCRIPTION

      Effective March 4, 2002, the Company acquired NetGenics Inc. ("NetGenics"). NetGenics was incorporated in Delaware (USA) in 1996 and is based in Cleveland, OH (USA).

      The purpose of the company is the development and marketing of software products and solutions and related consulting services for use by the pharmaceutical and biotech industries in integrating biological and chemical data. NetGenics collaborated on a research program with Schering AG, which was taken over by the Company after the acquisition.

CONTRACTUAL BASIS

      By contract dated January 14, 2002 ("Merger Agreement") LION and NetGenics agreed that LION would acquire 100 % of the equity in NetGenics in exchange for shares in LION, represented by LION American Depository Shares. This agreement was based on a valuation of approximately $20 million for NetGenics, subject to certain adjustments on completion of the transaction, as detailed in the agreement. The exchange ratio was set forth in the Merger Agreement. On completion of the transaction, NetGenics became a wholly-owned subsidiary of LION.

      The LION supervisory board approved the Merger Agreement at its meeting on January 11, 2002.

      The completion of the transaction was conditioned on the fulfillment of certain prerequisites, among them approval by the shareholders of NetGenics. After these approvals were obtained, the LION management board adopted a resolution on January 25, 2002 with the consent of the supervisory board granted in a circulation procedure between January 28 and 31, 2002 to issue a total of 1,116,175 shares from authorized capital.

ACCOUNTING

      The acquisition of NetGenics is accounted for in accordance with SFAS No. 141 (according to the purchase method). This stipulates that the acquisition cost must be allocated among the acquired assets and liabilities on the basis of their respective fair values. The acquisition cost was calculated as follows:

                                                              (IN THOUSAND EURO)

1,116,175  shares at(euro)18.2576 each:                             20,379
Transaction costs:                                                   1,682
                                                                    ------
                                                                    22,061
                                                                    ------

The value of the tangible assets acquired (less debt) of            (1,662)
                                                                    ------
results in a total of                                               23,723
                                                                    ======

      This difference is allocated to the following intangible assets:

                                            Amount                   Useful life
                                            ------                   -----------
                                       (in thousand(euro))

Software and technology                     2,665                      2 years
Customer relationships                        695                      2 years
In-process R&D                                695                      0 years
Goodwill                                   19,668
                                           ------
                                           23,723
                                           ======

      As of January 31, 2002, the balance sheet of NetGenics was as follows:

CURRENT ASSETS                            IN THOUSAND EURO    IN THOUSAND EURO
Accounts receivable                                    353
Other current assets                                 1,211

NON-CURRENT ASSETS
Property, plant and equipment                        1,281
Goodwill                                            19,668
Other intangible assets                              4,055

             TOTAL ASSETS                                               26,568

CURRENT LIABILITIES
Trade accounts payable                                 320
Other current liabilities                            4,187

           TOTAL LIABILITIES                                             4,507

TOTAL ASSETS LESS TOTAL LIABILITIES                                     22,061

      In connection with the acquisition of NetGenics, it was decided in February 2002 to make a number of personnel changes and to lay off some employees. The affected employees were informed of the details, and the measures were completed by mid-March 2002. The associated costs of approximately (euro) 500,000 were taken into account in calculating acquisition costs.

3.   PRO FORMA INFORMATION ON NETGENICS INC.

      NetGenics was first consolidated as of January 31, 2002, and accordingly its revenues and expenses for February and March 2002 are included in the consolidated statements of operations for fiscal 2002. If NetGenics had been acquired as of April 1, 2001 or April 1, 2000, selected key figures for fiscal 2001 and 2002 would have been as follows:

IN THOUSAND EURO, EXCEPT PER-SHARE DATA              FISCAL YEAR ENDED MARCH 31
                                                     --------------------------
                                                      2001                2002
                                                              (EURO)

Revenues..................................           37,558              43,051
Net loss..................................           70,389              69,967

Basic and diluted loss per share..........             4.30                3.52

      The pro forma information for fiscal year 2001 stated above includes the pro forma figures for Trega Biosciences Inc.

4.   COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases offices, laboratory space and equipment under non-cancellable operating leases. Future minimum lease payments under these agreements as of March 31, 2002 were:

                                                    IN THOUSANDS EURO
     2003.............................                     5,882
     2004.............................                     5,162
     2005.............................                     4,150
     2006.............................                     3,622
     2007.............................                     3,354
     Thereafter.......................                     3,259
     Total minimum lease payments.....                     25,429

     Rental costs for fiscal 2002 totaled (euro) 5,165,900, as compared to
(euro) 2,005,400 in fiscal 2001 and (euro) 1,459,400 in fiscal 2000. The sublease rental income amounted to (euro) 256,800 in 2002, as compared to (euro) 0 in 2001 and (euro) 0 in 2000.

LITIGATION

     From time to time the Company has been involved in litigations arising from its business activities. The Company is not aware of any such action that would have a material adverse effect on its earnings, liquidity, or financial position.

OBLIGATIONS UNDER LICENSE AGREEMENTS

     Under a license agreement with the European Molecular Biology Institute ("EMBL"), the Company was obligated to pay license fees of 1.5% of the one-time access fee payable by each customer for the installation of the software developed by EMBL. The Company terminated this license agreement in March 2002 by making a (euro) 50,000 release payment.

      Under a second lease agreement with EMBL, the Company is obligated to pay license fees between 3% and 6% of relevant annual sales. The Company recognized expenses of (euro) 173,000 in 2002, (euro) 23,000 in 2001, and (euro) 8,835 in
2000 under this agreement.

     Under a software and technology license agreement with the DKFZ ("Deutsches Krebsforschungszentrum": German Cancer Research Center), the Company is obligated to pay license fees for the sale of software developed by DKFZ of 1.5% of sales (on annual sales up to (euro) 5 million), 2.5 % of sales (on annual sales between (euro) 5 million and (euro) 10 million), and 3% of sales (on annual sales exceeding (euro) 10 million), subject to a minimum annual license fee of (euro) 77,000. In 2000, 2001 and 2002, the Company recognized license fees in the amount of (euro) 77,000 under this agreement.

4.   COLLABORATION AGREEMENTS

     On June 18, 1999, the Company entered into a basic agreement with Bayer AG ("Bayer"), under which it was to develop and launch an innovative bio-IT solution for Bayer. The agreement also governs collaboration in research and development between the two companies over the next five years.

     The basic agreement required the Company to establish LION bioscience Research Inc. ( "LBRI"), based in Cambridge, Massachusetts, as a wholly-owned U.S. subsidiary of LION and one of the vehicles through which LION would perform the basic agreement. LION is also obligated to provide LBRI with adequate numbers of scientific experts and engineers from its existing staff. LBRI will operate on the basis of a five-year plan and annual budgets and will conduct research activities in accordance with a research and development plan.

     Under the basic agreement, all rights and claims to the technology developed by LBRI are the property of LION. At the same time, LION grants Bayer a license to use this information technology exclusively for internal purposes. LION may not market or distribute any of these information technologies within one year of their becoming functional. The parties have also agreed that all rights and claims to targets and genetic markers found by LBRI belong to Bayer.

     As consideration for the services of LION under this basic agreement, Bayer is obligated to pay LION a sum equal to the LBRI operating costs pursuant to the annual budget, subject to a maximum budget increase of up to 10%. The total sums due over the term of the agreement may not exceed $26.8 million. LBRI's operating costs are payable to LION by Bayer in advance at the beginning of July and January of each calendar year on the basis of the approved budget for the pertinent half year. Since LBRI incurs these costs, the Company recognizes the sums paid by Bayer as revenue. Advance payments received from Bayer that have not yet been reported as revenue, are shown as prepaid expenses. Bayer also pays LION a fixed annual fee of (euro) 1,283,000. This fixed annual fee is also reported as revenue. In addition, Bayer pays license fees with respect to drugs and diagnostic products developed and marketed by Bayer on the basis of targets or genetic markers found by LBRI or LION or with the assistance of IT solutions supplied by LION or LBRI. For the fiscal years 2000, 2001 and 2002, the Company reported revenues of (euro) 4,108,000, (euro) 7,755,000 and (euro) 10,997,000, respectively, under this agreement.

     The basic agreement grants Bayer an option to acquire all the shares in LBRI from LION at a price equal to the capital paid in by LION ($1.0 million). For two years after any acquisition of the shares by Bayer, LION has a right of first refusal with regard to the commercial exploitation of new IT software developed by LBRI, in the event this software is in competition with LION's activities and Bayer has decided to market the software commercially.

     Under the terms of the contract, Bayer is entitled to terminate the agreement at the end of the second year. Thereafter, the agreement can be terminated by either party, on an annual basis, on the grounds of non-performance.

      On October 13, 2000, the Company entered into a research and development agreement ("Development Agreement") with Bayer AG, Leverkusen. The objective of the development agreement is to improve and speed up Bayer's pre-clinical research process, to integrate chemical data and to develop customer-specific software for the analysis of high-throughput screening and structural activity data, in order to arrive at lead compunds faster and reduce the failure rate in the subsequent research process. On December 11, 2001 ( "First Amendment"), and March 29, 2002 ("Second Amendment) a change to the contract effective January 1, 2002 established a new schedule for reaching five milestones and extended the contract until January 1, 2004. The achievement of the agreed-upon milestones triggers the acceptance test by Bayer. Payments within the scope of the subpayments are dependent on Bayer's acceptance of the predetermined milestones.

    We were required to achieve the next milestone by April 1, 2002. Thereafter a new milestone is due every six months except that the final milestone will be due on December 1, 2003. Bayer will make future milestone payments, except our management fee, under the development agreement subject to its acceptance of the key milestone deliverables. Bayer has not yet accepted the deliverables due under the April 1, 2002 milestone. As a result, Bayer is entitled to withhold the corresponding installment payment in the amount of $2 million. Bayer may decide to terminate the development agreement as a result of our failure to achieve the milestone.

     The Company reported revenues in fiscal 2001 and 2002 of (euro) 5,390,000 and (euro) 7,579,000, respectively, under this collaboration agreement.

6.   RELATED PARTY TRANSACTIONS

    The Company has entered into several research and development agreements with Bayer, which is a shareholder of the Company. It also has contractual relationships with EMBL and DKFZ, which are also shareholders of the Company. None of these shareholders have a material influence on the company.

    Dr. Thomas Schurrle, who has been a member of our company's supervisory board since the formation of our company, was a partner with the law firm of Norr Stiefenhofer Lutz prior to May 1, 2001. In the past, we regularly engaged Norr Stiefenhofer Lutz to advise us on corporate transactions and other legal matters.

7.   BUSINESS SEGMENTS AND FOREIGN BUSINESS ACTIVITIES

     Due to the acquisition of Trega Biosciences Inc. on March 31, 2001 and the associated changes in management structure, the Group is currently managed as one segment for purposes of segment reporting requirements.

      Included in the consolidated financial statements are the following amounts relating to geographical locations:

                                                            FISCAL YEAR ENDED MARCH 31
                                                         ------------------------------
                                                           2000       2001       2002
                                                               (IN THOUSAND EURO)

REVENUES (1)
   Germany ...........................................     3,978      8,697     10,147
   United States .....................................     5,103      9,958     22,698
   Other .............................................     1,106      4,620      7,535
                                                         -------    -------    -------
   Group .............................................    10,187     23,275     40,380
                                                         =======    =======    =======

OPERATING RESULTS BEFORE DEPRECIATION AND AMORTIZATION
   Germany ...........................................    (6,306)   (15,468)   (12,178)
   United States .....................................    (1,702)    (6,949)   (27,686)
   Other .............................................    (1,503)    (2,416)    (4,210)
                                                         -------    -------    -------
   Group .............................................    (9,511)   (24,833)   (44,074)
                                                         =======    =======    =======

LONG-LIVED ASSETS
   Germany ...........................................     5,050      8,119      8,247
   United States .....................................     2,192      8,118      9,182
   Other .............................................       155        659        709
                                                         -------    -------    -------
   Group .............................................     7,397     16,896     18,138
                                                         =======    =======    =======

(1) Revenues are allocated based on customer location.


8.   LOSS PER ORDINARY SHARE

     The following table shows the calculation of the basic and diluted net loss per common share:


IN THOUSANDS, EXCEPT SHARE AND PER-SHARE DATA                                               FISCAL YEAR ENDED MARCH 31
                                                                                            --------------------------
                                                                                      2000          2001             2002
                                                                                             ((EURO) IN THOUSANDS)

NUMERATOR
Net loss for the year .........................................................       (12,585)       (23,944)       (54,686)
Dividends on preferred shares .................................................           (99)           (25)             0
                                                                                  -----------    -----------    -----------
Net loss attributable to ordinary shares before deemed preferred stock dividend       (12,684)       (23,969)       (54,686)
                                                                                  ===========    ===========    ===========
Deemed preferred stock dividend ...............................................             0        (14,410)             0
                                                                                  -----------    -----------    -----------


Net loss attributable to ordinary shares after deemed preferred stock dividend        (12,684)       (38,379)       (54,686)
                                                                                  ===========    ===========    ===========
DENOMINATOR
Weighted averages of ordinary shares outstanding ..............................     6,433,882     15,247,146     18,940,029
                                                                                  ===========    ===========    ===========
Basic and diluted net loss per ordinary share before deemed preferred stock ...
dividend ......................................................................         (1.97)         (1.57)         (2.89)
                                                                                  ===========    ===========    ===========
Deemed preferred stock dividend per share .....................................             0          (0.95)             0
                                                                                  ===========    ===========    ===========

Basic and diluted net loss per ordinary share after deemed preferred stock
dividend ......................................................................         (1.97)         (2.52)         (2.89)
                                                                                  ===========    ===========    ===========

     Stock options issued have not been considered in calculating the diluted net loss per common share, due to their anti-dilutive effect.

9.   COMPENSATION OF THE GOVERNING BODIES

a) MANAGEMENT BOARD
      The members of the management board are listed under "Organs of the company" at the end of the report. In fiscal 2002, the members of the management board received total compensation of (euro) 926,000 (previous year: (euro) 1,064,000).

b) SUPERVISORY BOARD
      The members of the supervisory board are listed under "Organs of the company" at the end of the report. In fiscal 2002, the members of the supervisory board received total compensation of (euro) 107,000 (previous year:
(euro) 107,000).

10.   SUBSEQUENT EVENTS

      Consistent with its strategy to focus on its core competencies and to respond to IT demands and opportunities in the life sciences industry, the Company decided in June 2002 to actively search for a partner or investor related to its the internal IT-driven drug discovery activities called iD3(TM) during FY 2003. Consistent with its strategy, the Company has decided focus primarily on providing customized IT solutions to external life sciences companies. The company plans to collaborate with one or more life sciences companies on value-added research projects that would utilize the iD3(TM) IT driven drug discovery approach. The Company may contribute the resources, know-how and intellectual property of iD3(TM) to this collaboration. If the Company is unsuccessful in finding a collaborator or in entering into such a collaboration, it may seek to license or sell the intellectual property created through its internal drug discovery activities.