Form 20-F/A
period 2003-03-31
LION BIOSCIENCE AG
filed 2004-04-20
CIK 1106774

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F for the year ended March 31, 2003 initially filed with the Securities and Exchange Commission (or SEC) on September 30, 2003 is being filed to reflect restatements of our audited consolidated balance sheets as of March 31, 2003 and March 31, 2002 and our audited consolidated statements of operations, cash flows and shareholders’ equity for the years ended March 31, 2003, 2002 and 2001.

On February 4, 2004, we announced that we would be revising our revenue recognition practice with respect to certain software licenses and planned to restate our results for prior fiscal years. In connection with a review of our revenue recognition policy, we determined that accounting guidance issued by the American Institute of Certified Public Accountants (or AICPA) applied to certain of our software license agreements. In prior years, we had recognized the license revenue from multi-year software licenses as well as annual licenses upon entering into the corresponding license agreement and delivery of the software. In the course of the review of our revenue recognition policy, we determined that revenue from license fees under these agreements should be recognized ratably over the contractual term. For a further description of the restatements, see “Item 5: Operating and Financial Review and Prospects – Critical Accounting Policies – Revenue Recognition” and note A.2 (“Restatement due to Revenue Recognition”) and the discussion under the heading “Revenue Recognition – Revenues from licenses” in note A.3 (“Summary of Significant Accounting Policies”) of the notes to our consolidated financial statements included in this Amendment No. 1.

In the course of preparing the restated financial statements to reflect these changes in our accounting practice, we also determined that we had previously reclassified amounts received under a research and development agreement from revenues from drug discovery to revenues from professional services instead of reclassifying the amounts from revenues from licenses to revenues from professional services. We have reclassified these amounts in our restated financial statements. In addition, we determined that we had classified amounts received under certain agreements as revenue from software licenses, whereas the revenue should have been more properly classified as revenue from professional services. We have reclassified these amounts in our restated financial statements. These reclassifications do not affect the total revenue for the affected periods after application of the revisions to our accounting practice with respect to revenue recognition as described above.

This Amendment No. 1 includes the following amendments to the annual report on Form 20-F that we had filed on September 30, 2003:

The second and third paragraphs of Part I, Item 3 (“Key Information Concerning the Company”) has been amended;

Each of the amounts for each of the years (except as otherwise indicated) in the following line items in the “Selected Consolidated Financial Data” table in Part I, Item 3 has been amended:

“Revenues – Drug Discovery”

“Revenues – Licenses”

“Revenues –Professional Services”

“Revenues – Maintenance and Support”

“Total revenues”

“Operating results before depreciation and amortization”

“Operating results”

“Loss before taxes from continuing operations”

“Net loss for the year from continuing operations”

“Net loss for the year”

“Net loss attributable to ordinary shares after preferred stock dividend and after deemed preferred stock dividend”

“Basic and diluted net loss per share from continuing operations”

“Basic and diluted net loss per share from total operations after preferred stock dividend and deemed preferred stock dividend,”

“Deferred income and advance payments”

“Shareholders’ equity/(deficit)”;and

“Net cash used in operating activities (except for fiscal 1999)”

The following Risk Factors under “Risks Relating to Our Business” in Part 1, Item 3 have been amended:

“We have incurred net losses to date and may not become profitable”

“We depend on a few key customers, and our revenue could be negatively affected by the loss or early termination of a contract with one of these customers”

“Our revenue mix may vary and may adversely affect the amount of revenue and our ability to break-even”

“Revenue recognition accounting pronouncements may adversely affect our policies on recognition of revenue” and

“We record revenues and expenses denominated in both euros and dollars. Fluctuations in the exchange rate between these two currencies could have the effect of decreasing our reported revenues or increasing our reported expenses”;

Each of the amounts for each of the years in the line items “Licenses”, “Drug Discovery”, “Professional Services”, “Maintenance and Support” and “Total Revenue” under the heading “Revenue by Segment of Operations” in Part I Item 4 (“Information on the Company”) has been amended;

The third to the last paragraph under the heading “Overview – General” in Part I Item 5 (“Operating and Financial Review and Prospects”) has been amended;

The last paragraph under the heading “Overview – General” in Part I Item 5 (“Operating and Financial Review and Prospects”) has been added;

The second to the last paragraph under the heading “Overview – Sales and Customers” in Part I Item 5 (“Operating and Financial Review and Prospects”) has been amended;

The following amendments have been made under the heading “Critical Accounting Policies – Revenue Recognition” in Part I Item 5 (“Operating and Financial Review and Prospects”):

The first paragraph has been added;

The third paragraph has been amended;

The fourth paragraph has been amended;

The seventh paragraph has been added;

The eighth paragraph has been amended; and

The thirteenth paragraph has been added;

The following amendments have been made under the heading “Critical Accounting Policies – Income Taxes” in Part I Item 5 (“Operating and Financial Review and Prospects”):

The fourth paragraph has been amended; and

The fifth paragraph has been amended.

The table immediately after the heading “Results of Operations” in Part I Item 5 (“Operating and Financial Review and Prospects”) has been amended;

The first, second, third, fourth, fifth and sixth paragraphs under “Results of Operations—FY 2003 Compared with FY 2002 – Revenues” and the text under “Results of Operations—FY 2003 Compared with FY 2002 – Net Loss from Continuing Operations” in Part I Item 5 (“Operating and Financial Review and Prospects”) and the first, second, third, fourth, fifth and seventh paragraphs under “Results of Operations—FY 2002 Compared with FY 2001 – Revenues” and the text under “Results of Operations—FY 2002 Compared with FY 2001 – Net Loss from Continuing Operations” have been amended;

The first paragraph under “Results of Operations –Cash Flow – Operating Activities” in Part I Item 5 (“Operating and Financial Review and Prospects”) has been amended;

The first paragraph under “Foreign Currency Exchange Risk” in Part I Item 11 (“Quantitative and Qualitative Disclosure About Market Risk”) has been amended;

The first paragraph of Part II Item 15 (“Controls and Procedures”) has been amended to reflect that our company’s evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was performed under the supervision of our Co-Chief Executive Officers (Co-CEOs) Martin Hollenhorst and Dr. Daniel Keesman. Mr. Hollenhorst also serves as our company’s Chief Financial Officer (CFO) and Dr. Keesman also serves as our company’s Chief Operating Officer (COO);

The first paragraph of Part II Item 16C (“Principal Accountant Fees and Services”) has been amended;

Various Exhibits to the annual report as originally filed are incorporated by reference into this amended annual report from the annual report as originally filed;

We have included as exhibits certifications pursuant to Rule 13a-14(a)/15d-14(a) of the U.S. Securities Exchange Act certifications pursuant to 18.U.S.C. Section 1350 by our company’s Co-CEOs, Martin Hollenhorst and Dr. Daniel Keesman. Mr. Hollenhorst also serves as our company’s Chief Financial Officer and Dr. Keesman also serves as our company’s Chief Operating Officer;

We have included a new consent of our independent auditors, Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft (“Ernst & Young”), dated April 20, 2004, to the incorporation by reference in our company’s Registration Statement on Form F-3 (No. 333-90730) and related Prospectus of the independent auditor’s report included in this Amendment No. 1;

We have included a new report by our independent auditors, Ernst & Young, dated April 2, 2004, relating to our restated audited consolidated financial statements in Part II, Item 18;

Our audited consolidated financial statements, including the notes thereto, in Item 18 are amended and restated to reflect the change in revenue recognition policy noted above;

This Amendment No. 1 is signed by our company’s Co-CEOs, Martin Hollenhorst and Dr. Daniel Keesman. Mr. Hollenhorst also serves as our company’s Chief Financial Officer and Dr. Keesman also serves as our company’s Chief Operating Officer.

No other information in our annual report on Form 20-F as filed on September 30, 2004 with the SEC is amended hereby. For ease of reference and convenience, we have restated our entire disclosure in this Amendment No. 1, with the changes summarized above.

We have not amended our annual reports on Form 20-F for our fiscal years prior to the year ended March 31, 2003, or any of our interim reports on Form 6-K, including our interim reports for interim periods prior to March 31, 2003, our interim report on Form 6-K filed on August 6, 2003, which includes financial statements for the three months ended June 30, 2003, and our interim report on Form 6-K filed on November 13, 2003, which includes financial statements for the six months ended September 30, 2003, as we are not required under German law or regulations or the rules of the Frankfurt Stock Exchange to amend our interim financial reports as a result of this restatement of our annual financial statements and the revisions to our accounting practices. Accordingly, you should not rely upon the financial statements, auditors’ reports and related financial information for the affected periods contained in those reports. Our interim report on Form 6-K filed on March 3, 2004, which includes financial statements for the nine months ended December 31, 2003, reflects the change in our revenue recognition practice which is the subject of this amended annual report.

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

The selected consolidated financial data for the financial years ended March 31, 1999, 2000, 2001, 2002 and 2003 are a summary of, are derived from and are qualified by reference to our consolidated financial statements and notes thereto for these periods. The selected consolidated financial data reflect the restated financial information included in our consolidated financial statements as a result of changes in our accounting practices relating to the recognition of revenue from certain software licenses. For further information concerning this restatement of our financial information and our change in our accounting practice, we refer you to the discussion in “Item 5: Operating and Financial Review and Prospects – Critical Accounting Policies – Revenue Recognition” and in notes A.2 and A.3 of our financial statements contained in this amended annual report.

Our audited consolidated financial statements for these periods were prepared in accordance with United States generally accepted accounting principles (US-GAAP) and audited by Ernst & Young, our independent auditors. Our company also prepares audited unconsolidated financial statements for each fiscal year in accordance with the accounting regulations set out in the German Commercial Code (Handelsgesetzbuch or HGB). Only our consolidated financial statements are prepared in accordance with US-GAAP.

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

SELECTED CONSOLIDATED FINANCIAL DATA

	As of and for the fiscal year ended March 31(1) (in thousands except for per share data)
	1999 Restated	2000 Restated	2001 Restated	2002 Restated	2003 Restated	2003(2) Restated
	€	€	€	€	€	($)
Selected Consolidated Statement of Operations Data
Revenues:
Drug discovery	3,750	3,459	2,391	2,898	1,531	1,669
Licenses	251	1,437	5,151	9,503	12,450	13,571
Professional services	412	4,850	13,317	18,307	12,681	13,822
Maintenance and support	45	223	536	1,314	2,697	2,939

Total revenues	4,458	9,969	21,395	32,022	29,359	32,001
Cost-of-sales	0	1,326	9,184	11,395	18,677	20,358
Costs and expenses:
Selling costs	445	1,795	5,719	12,546	11,229	12,240
General and administrative costs	2,363	4,967	7,501	18,369	21,490	23,424
Research and development costs	4,872	11,068	17,688	33,900	34,225	37,305
Other operating income and expenses	(84)	542	(727)	(1,104)	(1,733)	(1,889)
Conversion of preferred into ordinary shares		—	8,743	—	—	—

Total costs and expenses (incl. cost-of-sales)	7,596	19,698	48,108	75,106	83,888	91,438
Operating results before depreciation and amortization	(3,139)	(9,729)	(26,713)	(43,085)	(54,529)	(59,437)
Depreciation of property, plant and equipment and amortization of intangible assets	1,333	3,060	4,218	11,885	14,021	15,283
Impairment of goodwill	—	—	—	—	58,526	63,793

Operating results	(4,471)	(12,790)	(30,931)	(54,970)	(127,076)	(138,513)
Interest income/(expense), net	(200)	8	5,234	6,302	3,654	3,983
Results from marketable securities and other long-term investments	—	—	—	(3,493)	(13,594)	(14,817)

Loss before taxes from continuing operations	(4,671)	(12,781)	(25,697)	(52,161)	(137,016)	(149,347)

Tax expense	—	(22)	(127)	(261)	(313)	(341)

Net loss for the year from continuing operations	(4,671)	(12,803)	(25,824)	(52,422)	(137,329)	(149,689)

Loss on discontinued operations (net of tax of €0).	—	—	—	(9,549)	(15,465)	(16,857)

Net loss for the year	(4,671)	(12,803)	(25,824)	(61,971)	(152,794)	(166,545)

Preferred stock dividend	(55)	(99)	(25)	—	—	—
Deemed preferred stock dividend	—	—	(14,410)	—	—	—

Net loss attributable to ordinary shares after preferred stock dividend and after deemed preferred stock dividend	(4,726)	(12,902)	(40,259)	(61,971)	(152,794)	(166,545)

Basic and diluted net loss per share from continuing operations (3)	(1.05)	(2.01)	(2.64)	(2.77)	(6.91)	(7.53)
Basic and diluted net loss per share from discontinued operations (3)	—	—	—	(0.50)	(0.78)	(0.85)

Basic and diluted net loss per share from total operations after preferred stock dividend and deemed preferred stock dividend (3)	(1.05)	(2.01)	(2.64)	(3.27)	(7.69)	(8.38)

Selected Consolidated Balance Sheet Data
Cash and cash equivalents	685	6,648	67,197	19,184	60,102	65,511
Marketable securities	—	—	114,139	104,839	12,762	13,911
Assets held for sale	—	—	—	4,735	322	351
Property, plant and equipment, net	4,518	7,398	16,896	13,403	6,890	7,510
Long-term investments, at cost	—	13,080	19,695	10,760	549	598
Total assets	9,071	31,495	277,871	237,990	93,296	101,693
Short-term borrowings	1,753	—	—	—	—	—
Deferred income and advance payments	1,573	4,389	13,539	15,215	12,945	14,110
Long-term debt	3,334	4,641	3,129	2,560	1,991	2,170
Shareholders’ equity/(deficit)	(3,042)	15,729	239,203	206,923	59,376	64,720
Selected Consolidated Cash Flow Statement Data
Net cash used in operating activities	(3,083)	(4,680)	(13,371)	(51,377)	(43,911)	(47,863)
Net cash (used in) provided by investing activities	(4,643)	(20,033)	(127,917)	5,044	86,694	94,496
Net cash (used in) provided by financing activities	7,947	30,509	201,522	(1,586)	(703)	(766)

(1)	Columns may not add due to rounding.

(2)	Amounts in the column are unaudited and translated for the convenience of the reader at €1.00 = U.S.$1.09, the noon buying rate published by the Federal Reserve Bank of New York for euros on March 31, 2003.

(3)	Net loss per share data for FY 1999 and FY 2000 assume that 4,487,672 and 6,433,882 shares, the weighted number of shares outstanding immediately prior to our initial public offering in August 2000, after giving effect to the stock-split referred to above, were outstanding for the respective periods presented. During FY 2001, the weighted average number of our company’s shares outstanding was 15,247,146 (basic and fully diluted). During FY 2002, the weighted average number of our company’s shares outstanding was 18,940,029 (basic and fully diluted). During FY 2003, the weighted average number of our company’s shares outstanding was 19,870,175 (basic and fully diluted). At March 31, 2003, the number of our company’s shares outstanding was 19,870,175.

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

Our company was formed on March 4, 1997 and has a limited operating history. Our consolidated net losses amounted to €152.794 million in our fiscal year ended March 31, 2003, €61.971 million in our fiscal year ended March 31, 2002, and €25.824 million in our fiscal year ended March 31, 2001. We expect that we will continue to incur net losses for the foreseeable future. We face significant and potentially costly challenges in simultaneously pursuing key R&D goals and attracting customers for our products and services. As a result, we may not become profitable in the future. Even if we become profitable, we may not be able to maintain profitability, as our results of operations are, and will continue to be, difficult to predict and may vary from quarter to quarter.

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

We derive a significant portion of our revenue from a small number of customers. For example, Bayer accounted for approximately 33% of our revenues in FY 2003 and approximately 58% of our revenues in FY 2002. Although we generally have multi-year contracts with our customers, our customers may cancel their contracts on short notice, including in circumstances where we fail to accomplish contractual milestones. Our business and cash flows would be adversely affected if one or more of our key customers were to unexpectedly discontinue or significantly reduce the use of our products, solutions or services.

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

We derive revenue from software licenses, software support and maintenance services for our customers, professional services engagements and collaborations with our customers and drug discovery activities that we have not terminated. Our revenue recognition policy is different for perpetual licenses than for our multiple-year licenses and services and drug discovery activities. We generally recognize revenue from perpetual licenses up-front whereas we recognize revenue from multiple-year licenses on a pro-rata, percentage-of-completion or milestone basis. Our revenue from support and maintenance services typically lags behind perpetual license fees. Therefore variances or slowdowns in our licensing activities may have an adverse impact on our revenue. In addition, growth in professional service revenue will depend on our ability to compete effectively in obtaining customer engagements or collaborations to provide services related to our products or solutions. Profit margins on professional service engagements are less than profit margins on revenue from software licenses. Our professional service engagements or collaborations with a customer may require us to develop complex customizations or software solutions for a customer over a lengthy period of time. Our service fees are typically tied to achieving certain milestones and delivering certain deliverables. We may be forced to expend additional efforts and resources to accomplish these milestones and deliver these deliverables. Given the smaller profit margins on these professional service engagements, we may be required to perform services for a customer at a net loss to us. For example, we are currently performing our collaboration with Bayer in the area of pharmacophore informatics at a net loss. Any decrease in the percentage of our total revenue derived from long-term software licensing could have a material adverse effect on our business, financial position, or results of operations.

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

In October 1997, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 97-2, as amended by Statement of Position No. 98-4 and Statement of Position No. 98-9 (together, “SOP 97-2”), which provides guidance on applying U.S. generally accepted accounting principles for software revenue recognition transactions. In December 1999, the SEC issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”), which provides the SEC’s interpretations of existing revenue recognition rules. In addition, the SEC issued a Frequently Asked Questions and Answers document in October 2000 to provide additional details. We are subject to the revenue recognition rules set out in SOP 97-2 and SAB 101. The accounting profession continues to review certain provisions of SOP 97-2 and SAB 101, with the objective of providing additional guidance on implementing these provisions. We continuously review our compliance with all new and existing revenue recognition accounting pronouncements. Depending upon the outcome of these reviews and the issuance of implementation guidelines and interpretations, we may be required to modify our revenue recognition policies and business practices which could have a material adverse effect on our results of operation. We recently modified our revenue recognition policies and have restated the information in our consolidated financial statements included in “Item 18: Financial Statements” of this amended annual report. Our current revenue recognition policies are described under “Item 5: Operating and Financial Review and Prospects — Critical Accounting Policies” and in notes A.2 and A.3 to our consolidated financial statements included in “Item 18: Financial Statements” of this amended annual report.

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

We report our results of operations in euros. In our financial year ended March 31, 2003, approximately 67% of our revenues and approximately 50% of our expenses were denominated in U.S. dollars. As a result of our sales and marketing activities in the United States, an even greater proportion of our revenues may be denominated in U.S. dollars while our restructuring activities in the United States may result in decreased expenses from our U.S. operations. Accordingly, our business and results of operations can be hurt by changes in exchange rates, particularly between the euro and the U.S. dollar. In addition, the balance sheet impact of translation adjustments may be material.

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

As part of our strategy, we have pursued, and may continue to pursue, investments and other relationships and alliances. Transactions of this sort have involved and may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuances of equity or convertible debt securities and expenses that could have a material adverse effect on our financial condition and results of operations. We have limited experience in concluding investments and similar transactions, and it may be difficult for us to complete such transactions quickly and to integrate these businesses efficiently into our current business. In addition, we may face difficulties in the assimilation of new technologies, the diversion of resources from our existing business, the maintenance of uniform standards, controls and procedures, and the impairment of relationships with our customers and employees. In addition, some of these companies may perform poorly, possibly resulting in the bankruptcy or liquidation of such companies. Any impairment of the carrying value of our investments that is “other than temporary” may require us to write-down the carrying value of the investment and record an amortization expense. For example, in FY 2003, we determined that the goodwill on our balance sheet from our acquisitions of Trega Biosciences and NetGenics was impaired such that this decline was other than temporary. Accordingly, we determined to write off the entire goodwill and recorded a one time amortization expense of €58.5 million on our consolidated statement of operations for FY 2003. See “Item 5: Operating and Financial Review and Prospects-Critical Accounting Policies”. Additionally, due to changes in German tax laws in 2000 and effective January 1, 2001, capital losses or write-downs of equity securities are no longer tax-deductible. Any of these difficulties may have a negative impact on our business, financial condition and results of operations.

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

	2003	2002	2001
	(in millions, €)
Drug Discovery	1.531	2.898	2.391
Licenses	12.450	9.503	5.151
Professional Services	12.681	18.307	13.317
Maintenance and Support	2.697	1.314	536
Total Revenue	29.359	32.022	21.395

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

Our reporting currency is the euro. Balance sheet accounts are translated to the euro at the exchange rates in effect at the end of the reporting period, except for shareholders’ equity, which is translated at the rates in effect when the underlying transactions were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during our fiscal year. In FY 2003, approximately 67% of our revenues and approximately 50% of our expenses were denominated in U.S. dollars. The relative strength of the euro compared to the U.S. dollar during FY 2003 compared with FY 2002 thus had the effect of decreasing our reported revenue and our reported expenses for FY 2003. We do not engage in any active currency hedging measures to reduce risks resulting from changes in exchange rates, particularly between the euro and the U.S. dollar.

We have reclassified various amounts in our balance sheet, statements of operations and statements of cash flows for the financial years prior to FY 2003 to enable comparisons to the information set forth in our financial statements for FY 2003. Note 16 to our audited consolidated financial statements shows the reclassification of revenue amounts.

In February 2004, we announced that we would revise our revenue recognition practice with respect to certain software licenses and restate our results for prior fiscal years. Our consolidated financial statements included in Item 18 to this annual report have been restated as a result of these changes in our accounting practices. For further information concerning this restatement of our financial information and our change in our accounting practices, we refer you to the discussion in “Item 5: Operating and Financial Review and Prospects — Critical Accounting Policies — Revenue Recognition” and in notes A.2 and A.3 of our financial statements included in Item 18 of this amended annual report.

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

Our most important customer is Bayer AG, revenues from which accounted for 33% of our total revenues from continuing operations in FY 2003, 58% of our total revenues from continuing operations in FY 2002, and 65% of our total revenues from continuing operations in FY 2001. We receive revenues from Bayer for a number of different projects. For more information on these projects, see the section entitled “Customers” under Item 4 of this annual report. The outstanding accounts receivable from Bayer as of March 31, 2003 amounted to €0.376 million compared to €0.222 million as of March 31, 2002.

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

Revenue Recognition

On February 4, 2004, we announced that we would revise our revenue recognition practice with respect to certain software licenses and restate our results for prior fiscal years. The restatement resulted in the deferral of € 9.305 million of revenues as of March 31, 2003 that had been previously recognized by the Company. Based upon the revised accounting policy, deferred revenues of approximately € 5.001 million, € 2.111 million, € 1.275 million, € 0.381 million, € 0.052 million and € 0.038 million will be recognized in fiscal 2004, 2005, 2006, 2007 and 2008 respectively, depending on future euro-U.S. dollar rates. In prior years, we had recognized the license revenue from multi-year software licenses upfront when the requirements of Statement of Position (or SOP) 97-2, “Software Revenue Recognition,” as amended by Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” had been met. In February 2004, we determined that revenue from license fees under these agreements should be recognized ratably over the contractual term of the undelivered elements of the arrangement. In addition, we had previously announced our policy to record as revenue the license fees from software licenses having terms of one year or less ratably over the applicable contractual term beginning with the current fiscal year. In prior years, we had recognized the license revenue upfront as well. We had previously determined that this accounting change with respect to recognition of revenue from short-term license agreements had no material impact when applied to revenue for prior fiscal years. Because of our restatement of our results for prior fiscal years with respect to multi-year software licenses, we determined to apply this accounting change to our short-term licenses to prior fiscal years as well. For further information concerning this restatement or other financial information and our change in our accounting practice, we refer you to notes A.2 and A.3 of our financial statements contained in this amended annual report. The following discussion reflects our revised revenue recognition policies with respect to our software licenses.

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

Our IT products are typically licensed under non-cancelable license agreements with license periods ranging from one year to multiple years or perpetual terms. For our one-year licenses, customers pay fees for use of the software at the beginning of the license term or following installation if installation is required by the customer. These licenses typically renew automatically for a further one-year period at our prevailing contractual license rates unless either party terminates. For our multiple-year licenses, our policy requires annual license payments in advance throughout the term of the license without contractual concessions. We also license various IT products under perpetual license agreements. Under our perpetual licenses, the customer pays a one-time license fee, that may be payable in installments over a maximum of one year. In addition, a customer pays, at the customer’s option, an annual fee for support and maintenance of our IT products, including future software updates or upgrades. The support and maintenance term typically ranges from 12 to 36 months, with the majority of these arrangements having an initial support and maintenance term that is the same as the software license term. The license and support and maintenance fees are typically determined on the basis of the number of servers or installation sites where the program is installed and, except for our SRS software licensed during FY 2001 and prior financial years, on the number of workstations or users. We also charge fees for product training and installation and software customization and related professional services.

We apply the provisions of Statement of Position 97-2, “Software Revenue Recognition,” as amended by Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the licensing of our IT products and solutions. We start recognizing revenues in the form of license fees from the sale of software licenses when evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collection of the fee is probable and, if required under the contract, customer acceptance has been obtained. Delivery generally occurs when the product is received by the customer or made available for downloading by the customer from our servers. Revenue from license fees under perpetual licenses is recognized upfront, provided these conditions to revenue recognition have been satisfied. Revenue from license fees under multi-year or short-term license agreements, i.e., those that have a term of 12 months or less, is recognized on a straight-line basis over the term of any undelivered elements of the arrangement, starting when these conditions to revenue recognition have been satisfied. Revenue from support and maintenance fees from short-term, multiple-year and perpetual licenses is recognized ratably on a straight-line basis over the term of these services. If maintenance is offered for free or at a discount as part of a software license arrangement, the discount amounts are deferred from the software license fees and recognized ratably over the maintenance period based on the fair value as established by independent sale of maintenance to customers.

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

Our software license agreements typically include software licensing and providing post-contract customer support (or PCS), which includes post-contract technical support and unspecified product upgrades. We recognize our multi-year license arrangements depending on the PCS term. Certain of these arrangements have a PCS term that is the same as the software license term. SOP 97-2 requires the seller of software that includes PCS to establish vendor-specific objective evidence (or VSOE) of fair value of the undelivered element of the contract in order to account separately for the PCS revenue. We determine the VSOE of the fair value of PCS and PCS renewals as a percentage of the software license revenue and by reference to contractual renewals when the renewal term is substantive. However, in those cases where the initial PCS term is relatively long (i.e., greater than 50% of the original license term) or the PCS renewal rate is significantly below our normal pricing practices, the PCS renewal rate is not substantive and therefore a determination of VSOE of fair value cannot be achieved in accordance with AICPA Technical Practice Aid ( or TPA) 5100.54, “Fair Value of PCS in a Multi-Year Time-Based License and Software Revenue Recognition”. In those cases, we recognize the license revenue pro-rata over the term of the related PCS. Due to the fact that the majority of the multi-year arrangements that we have entered into to date have a PCS term greater than 50% of the original license term, there is not sufficient history for the remaining multi-year contracts to establish VSOE of fair-value based on a percentage of the license revenue. Consequently, it is our current practice to recognize all revenue from multi-year customer arrangements pro-rata over the term of the related PCS.

For perpetual license arrangements with multiple elements (for example, license and maintenance and support), we allocate revenue to each component of the arrangement using the residual value method based on the fair value of the undelivered elements, which is specific to us. This means that we defer revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Fair values for the ongoing maintenance and support obligations for both our multiple year licenses and perpetual licenses are initially based upon separate sales of renewals to other customers and thereafter upon renewal rates quoted in the contracts. Fair value of services, such as training, and installation services, is based upon our price lists for these services.

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

Revenues from professional service arrangements sold separately are generally accounted for separately from new software license revenue because the arrangements qualify as services transactions as defined in SOP 97-2. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed software product), degree of risk, availability of services from other vendors, timing of payments, and impact of milestones or acceptance criteria on the realizability of the software license fees. Revenues for professional services are generally recognized as the services are performed. If there is a significant uncertainty about project completion or receipt of payment for the professional services, revenue is deferred until the uncertainty is sufficiently resolved. We estimate the percentage of completion on contracts with fixed or “not to exceed” fees on a monthly basis utilizing hours incurred to date as a percentage of completion of total estimated hours to complete the project. If we do not have a sufficient basis to measure progress towards completion, revenue is recognized when we receive final acceptance from the customer of the corresponding project or project milestones. When total cost estimates exceed revenue, we accrue the estimated losses immediately based upon an average daily rate applicable to our professional services organization. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the percentage of completion method of accounting affect the amount of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor rates, utilization and efficiency variances and specification and testing or milestone acceptance changes.

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

For further information on our revenue recognition policies, please see the description in note A.3 to our consolidated financial statements included in Item 18 below.

In light of our increased focus on providing IT solutions and related professional services for the life sciences industry as part of our business strategy, we expect a larger proportion of our revenue to come from professional services and license fees for customized solutions. For a discussion of our strategy, please see “Item 4: Information on Our Company—Strategy” above.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of March 31, 2003, our aggregate net operating losses carried forward was € 378 million. German losses accounted for roughly € 228 million, and the losses from the operations of our U.S. subsidiaries for most of the remaining balance. While under applicable German law, these losses may be carried forward indefinitely, United States tax law as a general rule imposes a maximum period of 20 years. In view of the uncertainty regarding our company’s future profitability and our ability to utilize these deferred tax assets before they expire, we have recorded a valuation allowance representing € 151 million.

This valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations. Our net deferred tax asset and liability as of March 31, 2003 was € 0.094 million after the adjustment for a valuation allowance of € 151 million.

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

Results of Operations

The table below sets forth information about our revenues by geographical regions:

Distribution of revenues from continuing operations(1)	FY 2003	FY 2002	FY 2001
Germany	17%	31%	43%
United States	62%	52%	38%
Other	21%	17%	19%

Total	100.0%	100.0%	100.0%

(1)	Allocated based on location of the customer.

FY 2003 Compared with FY 2002

Revenues

Our revenues for FY 2003 decreased to € 29.359 million compared to € 32.022 million in FY 2002. The weakness of the life sciences industry during FY 2003 and the continuing reluctance by life sciences companies during FY 2003 to make investments in IT-driven R&D solutions, as well as the weakness of the U.S. dollar compared to the euro, our reporting currency, in FY 2003 compared with FY 2002 contributed to this overall decline in our revenue.

Revenue from licenses increased to € 12.450 million in FY 2003 compared to € 9.503 million during FY 2002. This increase in licensing revenue is mainly attributable to a number of new software license arrangements entered into at the end of FY 2002, resulting in a recognition of corresponding license revenues mainly in FY 2003. In addition, we initiated a shift in our software licensing strategy practices from license agreements with multi-year terms to licenses with perpetual terms in FY 2003, which led to an increase in license revenue in FY 2003. This increase occurred despite the fact that the total number of new software licenses decreased to 42 in FY 2003 compared with 55 new software licenses in FY 2002. New global SRS license arrangements in FY 2003 included deals with three major pharmaceutical companies, AstraZeneca, Eli Lilly and Johnson & Johnson, as well as license agreements with Schering AG and GeneProt for our new LION DiscoveryCenter™ integration platform. In addition, in FY 2003 existing customers renewed their license agreements for software products that we did not discontinue.

Revenue from software maintenance and support increased to € 2.697 million in FY 2003 compared to € 1.314 million in FY 2002. This increase is primarily attributable to number of new software license arrangements entered into at the end of FY 2002, resulting in a recognition of corresponding maintenance & support revenues mainly in FY 2003.

Our revenue from professional services decreased to € 12.681 million in FY 2003 compared to € 18.307 million during FY 2002. This decrease in professional services revenue is primarily attributable to delays in our pharmacophore informatics project under our development agreement with Bayer. Specifically, Bayer delayed a $2 million milestone payment to us due to delays in achieving corresponding milestones, extended the milestone schedule for the remaining deliverables under the development agreement into FY 2004 and FY 2005 and amended the development agreement by making milestone payments dependent upon us achieving the corresponding milestones and deliverables. As a result, we changed the revenue recognition method for the revenue under the amended development agreement with Bayer from percentage-of-completion to milestone dependent, resulting in a decrease in revenue from professional services. Bayer also made a one-time payment in FY 2002 in the amount of € 2.62 million ($2.310 million) pursuant to an amendment to our i-biology arrangement with Bayer. For a description of this amendment, see “Item 10: Additional Information — Material Contracts — Our Agreements with Bayer AG — Basic Agreement”. In addition, our professional services revenue was adversely impacted by the reluctance of life science customers to enter into new professional services projects during FY 2003, as well as the lengthy sales cycle for our new IT solutions and products, such as our LION DiscoveryCenter integration platform, as our professional services are based on these IT solutions and products.

Revenue from our remaining drug discovery activities decreased to € 1.531 million in FY 2003 compared to € 2.898 million in FY 2002. This decrease is mainly attributable to a shift in focus by us to our own internal drug discovery research and the closing of our internal drug discovery activities, called iD3, effective December 31, 2002. Revenue from drug discovery activities which were not part of our iD3 activities derived primarily from sales and licenses of chemical compounds from our Chem.Folio® compound libraries and from sales of our arrayTAG™ clone collections and related arrayBase™ databases.

We experienced only minor changes in the geographic distribution of our revenue. The United States continued to be our most important market with about 62% of our revenue generated in the United States in FY 2003, compared to 52% in FY 2002. Germany accounted for about 17% of our revenue generated in FY 2003 compared to about 31% in FY 2002. This decrease is primarily attributable to the decline in revenue from Bayer under our pharmacophore informatics project resulting from delays in that project and the change in the revenue recognition method for the revenue under this project from percentage-of-completion to milestone dependent as well as a decline in revenue from new software license agreements with customers in Germany. Revenue contributions from other regions, including from Japan, where we sell our products through CTC, our Japanese distributor, increased to about 23% compared to about 21% in FY 2002. This increase is primarily attributable to our marketing and sales efforts to promote our products and services to customers in other countries, including in particular in other European countries.

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

Net Loss from Continuing Operations

We incurred a net loss from continuing operations of € 137.329 million in FY 2003 compared to a net loss of € 52.422 million in FY 2002. This increase is attributable to the decrease in our revenue and the significant increase in our expenses. Our expenses in FY 2003 include one-time, non-cash items in the total amount of € 62.011 million with respect to the write-off of goodwill and intangible assets relating to our acquisitions of Trega Biosciences and NetGenics, losses, including non-recurring losses, from marketable securities and other long-term investments in the aggregate amount of € 13.594 million, expenses and accruals, including non-recurring expenses and accruals, with respect to our activities under our restructuring program, and non-recurring expenses in the aggregate amount of € 4.361 million related to our employee stock option plans and the termination of these stock option plans in FY 2003.

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

FY 2002 Compared with FY 2001

Revenues

Our revenues for FY 2002 increased to € 32.022 million compared to € 21.395 million in FY 2001.

Revenue from licenses increased to € 9.503 million in FY 2002 compared to € 5.151 million during FY 2001. This increase in licensing revenue was mainly attributable to the increase in the number of license agreements for our LSITM software products. The total number of new software licenses came to 55 in FY 2002 compared with 30 new software licenses in FY 2001. New customers that licensed our products include Affymetrix and GeneProt. In addition, existing customers renewed their license agreements for our software products.

Revenues from software maintenance and support increased to € 1.314 million in FY 2002 compared to € .536 million in FY 2001. This increase was primarily attributable to the increase in the number of software license agreements during FY 2002.

Our revenue from professional services increased to € 18.307 million in FY 2002 compared to € 13.317 million during FY 2001. This increase in professional services revenue was mainly attributable to our development agreement with Bayer, which expanded our collaboration with Bayer into the field of pharmacophore informatics. We used the percentage-of-completion to account for the revenue under the development agreement in FY 2002. Furthermore, Bayer made an additional one-time payment in the amount of € 2.62 million ($2.310 million) in FY 2002 pursuant to an amendment to our i-biology arrangement with Bayer. For a description of this amendment, see “Item 10: Additional Information — Material Contracts — Our Agreements with Bayer AG — Basic Agreement”. Other customers, such as Derwent Information, Incyte Genomics, Schering, and Nestlé, also retained us to provide professional services and to provide them with customized software solutions.

Revenue from our drug discovery activities that we have not discontinued increased to € 2.898 million in FY 2002 compared to € 2.391 million in FY 2001. This increase was mainly attributable to drug discovery services for customers, sales and licenses of chemical compounds from our Chem.Folio® compound libraries and from sales of our arrayTAG™ clone collections and related arrayBase™ databases.

Our revenue for FY 2002 includes fees in the amount of approximately € 2.0 million for products and services that Trega Biosciences had committed to providing to third parties prior to our acquisition of Trega. We recognized these fees as revenue in FY 2002 after we delivered the products and performed the services corresponding to these fees.

We expanded our sales and distribution activities in foreign markets. For example, the United States accounted for 52% of our total revenue in FY 2002 compared to 38% in FY 2001 while Germany accounted for 31% of total revenue in FY 2002 compared to 43% in FY 2001 and other countries, including Japan, where we sell our products through CTC, our Japanese distributor, contributed 17% of total revenue in FY 2002 compared to 19% in FY 2001.

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

Net Loss from Continuing Operations

We incurred a net loss of € 52.422 million in FY 2002 compared to a net loss of € 25.824 million in FY 2001. This increase was attributable mainly to the increase in our expenses, in particular our R&D expenses and depreciation and amortization expenses, relative to the increase in our revenue, resulting to a large extent from our expansion in the United States. In addition, we recorded one-time net losses in the amount of € 3.493 million as a result of value adjustments of our shareholdings in other companies and of our investments in available-for-sale securities that were reduced by the gains from the sale of all of our shareholdings in Tripos. We also recorded as an expense non-cash compensation for outstanding stock options and employee shares outstanding in the amount of € 4.542 million in FY 2002 and € 1.732 million in FY 2001. Our net loss in FY 2001 also includes a one-time non-cash compensation expense in the amount of € 8.743 million, resulting from the conversion of preferred shares of our company into ordinary shares.

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

Operating Activities

The net cash used in our operating activities was €43.911 million in FY 2003, €51.377 million in FY 2002, and €13.371 million in FY 2001.

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

Foreign Currency Exchange Risk

We publish our consolidated financial statements in euros. Currency fluctuations can affect our financial results, particularly fluctuations between the euro and the U.S. dollar. The U.S. dollar denominated proportion of our revenues and expenses, respectively, are not fixed but vary. In FY 2003, approximately 67% of our revenues and approximately 50% of our expenses were denominated in U.S. dollars. Accordingly, any changes of the euro against the dollar would affect our reported income or losses.

We have not previously engaged in currency hedging transactions and do not currently contemplate doing so in the future. We may, however, enter into such transactions on a non-speculative basis to the extent that we may in the future have substantial foreign currency exposure, for example, in connection with payments from customers or collaboration partners or due to investments.

Item 12:	Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15:	Controls and Procedures

Within 90 days prior to the filing date of this amended report, our company performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our company’s Co-Chief Executive Officer (or Co-CEO) and Chief Financial Officer (or CFO), Martin Hollenhorst, and our company’s Co-CEO and Chief Operating Officer, Dr. Daniel Keesman. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our company’s Co-CEOs and CFO, concluded that our company’s disclosure controls and procedures were effective.

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

Ernst & Young and its affiliates in the United States and the United Kingdom have acted as the independent auditors of our company and its subsidiaries in the United States and the United Kingdom for FY 2003.

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

PART III

Item 17:	Financial Statements

Not applicable.

Item 18:	Financial Statements

See pages F-1 through F-35.

Item 19:	Exhibits

Exhibit No.	Description of Exhibit

1	Articles of Association of LION bioscience Aktiengesellschaft (English translation) (incorporated by reference to Exhibit 1 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

2.1	Form of American Depository Receipt (incorporated by reference to Exhibit 4.3 of our company’s Registration Statement on Form F-1, File No. 333-12262)

2.2	Form of global share certificate for ordinary shares (English translation) (incorporated by reference to Exhibit 4.2 of our company’s Registration Statement on Form F-1, File No. 333-12262)

4.1	Basic Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated June 17, 1999 (incorporated by reference to Exhibit 10.1 of our company’s Registration Statement on Form F-1, File No. 333-12262)

4.2	Development Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated October 13, 2000 (incorporated by reference to Exhibit 10.4 of our company’s Registration Statement on Form F-4, File
No. 333-13150)

4.3	License Agreement concerning SRS between LION bioscience Aktiengesellschaft and the European Molecular Biology Laboratory, dated September 15, 1998 (incorporated by reference to Exhibit 10.2 of our company’s Registration Statement on Form F-1, File No. 333-12262)

4.4	Amendment to Basic Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated February 15, 2003 (incorporated by reference to Exhibit 4.4 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

4.5	Amendment to the Development Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated December 1, 2001 (incorporated by reference to Exhibit 4.5 of our company’s Annual Report on Form 20-F, filed with the SEC on June 18, 2002, File No. 000-30850)

4.6	Amendment to the Development Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated March 29, 2002 (incorporated by reference to Exhibit 4.6 of our company’s Annual Report on Form 20-F, filed with the SEC on June 18, 2002, File No. 000-30850)

4.7	Software License and Distribution Agreement between LION bioscience Aktiengesellschaft and the European Molecular Biology Laboratory, dated January 21, 2002 (incorporated by reference to Exhibit 4.7 of our company’s Annual Report on Form 20-F, filed with the SEC on June 18, 2002, File No. 000-30850)

4.8	Amendment to Development Agreement between Bayer AG and Lion Bioscience AG, dated as of June 25, 2002 (incorporated by reference to Exhibit 4.8 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

4.9	Amendment to Basic Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated October 13, 2000 (incorporated by reference to Exhibit 4.9 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

4.10	Amendment to Basic Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated June 27, 2003 (incorporated by reference to Exhibit 4.10 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

4.11	Amendment to the Development Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated as of December 16, 2002 (incorporated by reference to Exhibit 4.11 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

4.12	Lease Agreement between Aid Association for Lutherans (predecessor in interest to ARE 9880 Campus Point Dr., LLC) and Trega Biosciences Inc., (predecessor in interest to LION bioscience Inc.) dated September 24, 1997 (incorporated by reference to Exhibit 4.12 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

4.13	First Amendment to Lease Agreement between ARE 9880 Campus Point, LLC. and LION bioscience Inc., dated June 17, 2003 (incorporated by reference to Exhibit 4.13 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

4.14	Form of Deposit Agreement, among LION bioscience AG, Morgan Guaranty Trust Company of New York, as Depository and all holders and beneficial owners from time to time of American Depository Receipts issued thereunder (incorporated by reference to Exhibit 4.1 of our company’s Registration Statement on Form F-1, File No. 333-12262)

8	List of subsidiaries (incorporated by reference to Exhibit 8 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

12.1	Rule 13a-14(a)/15d-14(a) Certification

12.2	Rule 13a-14(a)/15d-14(a) Certification

13.1	Section 1350 Certification

13.2	Section 1350 Certification

14.1	Independent Auditor’s Consent

Consolidated Financial Statements

of

LION bioscience Aktiengesellschaft

Heidelberg, Germany

REPORT OF INDEPENDENT AUDITORS

To the Supervisory Board and Shareholders of LION bioscience AG:

We have audited the accompanying consolidated balance sheets of LION bioscience AG (the “Company”) as of March 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Note A.2., the accompanying consolidated balance sheets of LION bioscience AG as of March 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2003 have been restated.

Mannheim, May 28, 2003,

except for note A.2., as to which the date is April 2, 2004

Ernst & Young

Deutsche Allgemeine Treuhand AG

Wirtschaftsprüfungsgesellschaft

Ketterle	K. Berger
Wirtschaftsprüfer	Wirtschaftsprüfer
Certified Public Accountant

LION bioscience AG

CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(in thousand euro, except for share and per-share data)

	Notes No.	March 31, 2003 Restated	March 31, 2002 Restated
		€	€
ASSETS
Current assets
Cash and cash equivalents	3	60,102	19,184
Marketable securities	3, 7	12,762	104,839
Trade accounts receivable, net	3	7,581	7,835
Prepaid expenses, short-term	4	1,799	2,396

Other assets	5	1,292	4,395

Assets held for sale	C	322	4,735

Total current assets		83,858	143,384

Property, plant and equipment, net	6	6,890	13,403
Other long-term investments	8	549	10,760
Goodwill, net	9	0	58,663
Other intangible assets, net	10	576	8,089
Trade accounts receivable, long-term	3	1,423	3,351
Prepaid expenses, long-term	4	0	340

		93,296	237,990

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable		1,770	2,298
Accrued liabilities	11	15,458	8,461
Current portion of long-term debt	12	569	569
Current portion of capital lease obligation	13	16	134
Deferred income and advance payments, short-term		8,641	3,858
Other current liabilities	12	1,102	1,745

Total current liabilities		27,556	17,065

Long-term debt less current portion	14	1,991	2,560

Deferred income, long-term		4,304	11,357
Capital lease obligations less current portion	13	69	85

Shareholders’ equity
Ordinary shares, each with a notional par value of € 1.00; 19,870,175 shares issued and outstanding as of March 31, 2003 and 2002, 29,805,262 and 23,825,000 shares authorized at March 31, 2003 and 2002		19,870	19,870
Additional paid-in capital		302,307	293,937
Accumulated other comprehensive income		(2,690)	433
Accumulated losses		(260,111)	(107,317)

Total shareholders’ equity		59,376	206,923

		93,296	237,990

The accompanying notes are an integral part of these consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)

(in thousand euro, except share and per-share data)

		Fiscal Year ended March 31
	Notes No.	2003 € Restated	2002 € Restated	2001 € Restated
Revenues:
Drug discovery	3,17, 27	1,531	2,898	2,391
Licenses	3,17, 27	12,450	9,503	5,151
Professional services	3,17, 27	12,681	18,307	13,317
Maintenance and support	3,17, 27	2,697	1,314	536

Total revenues		29,359	32,022	21,395

Cost-of-sales		18,677	11,395	9,184

Costs and expenses:
Selling costs	3	11,229	12,546	5,719
General and administrative costs		21,490	18,369	7,501
Research and development costs	3	34,225	33,900	17,688
Other operating income and expenses		(1,733)	(1,104)	(727)
Conversion of preferred shares into ordinary shares		0	0	8,743

Total costs and expenses (incl. cost-of-sales)		83,888	75,106	48,108

Operating results before depreciation and amortization		(54,529)	(43,085)	(26,713)

Depreciation of property, plant and equipment and amortization of intangible assets	3, 6, 10, 18	14,021	11,885	4,218
Impairment of goodwill	9	58,526	0	0

Operating results		(127,076)	(54,970)	(30,931)
Interest income and expenses	19	3,654	6,302	5,234
Results from marketable securities and other long-term investments	20	(13,594)	(3,493)	0

Loss before taxes from continuing operations		(137,016)	(52,161)	(25,697)
Tax expense		(313)	(261)	(127)

Net loss for the year from continuing operations		(137,329)	(52,422)	(25,824)

Loss on discontinued operations (net of tax of € 0) (incl. loss on disposal of € 2.868 in fiscal year 2003)	C	(15,465)	(9,549)	0

Net loss for the year		(152,794)	(61,971)	(25,824)

Preferred stock dividend		0	0	(25)
Deemed preferred stock dividend		0	0	(14,410)

Net loss attributable to ordinary shares after preferred stock dividend and deemed preferred stock dividend		(152,794)	(61,971)	(40,259)

Basic and diluted net loss per share from continuing operations		(6.91)	(2.77)	(2.64)
Basic and diluted net loss per share from discontinued operations		(0.78)	(0.50)	0.00

Basic and diluted net loss per share from total operations after preferred stock dividend and deemed preferred stock dividend	27	(7.69)	(3.27)	(2.64)

Average number of outstanding shares		19,870,175	18,940,029	15,247,146

The accompanying notes are an integral part of these consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. GAAP)

(in thousand euro)

	Fiscal Year ended March 31
	2003 € Restated	2002 € Restated	2001 € Restated
Operating activities:
Net loss	(152,794)	(61,971)	(25,824)
Adjustments to reconcile net loss to net cash used in operating activities:
Conversion preferred shares into ordinary shares	0	0	8,743
Non-cash compensation for stock options and deferred compensation	8,550	4,542	1,732
Depreciation of property, plant and equipment	9,327	7,986	3,542
Amortization of intangible assets	7,954	5,174	676
Impairment of goodwill	58,526	0	0
Impairment of marketable securities and other long-term investments	10,985	19,010	0
Loss (gain) on sale of fixed assets	1,335	(56)	(224)
Loss (gain) on sale of marketable securities	2,609	(14,536)	0
Changes in operating assets and liabilities:
Trade accounts receivable	2,182	(6,370)	(3,089)
Prepaid expenses and other current assets	3,102	332	(2,215)
Trade accounts payable	(528)	(3,963)	(1,594)
Accrued liabilities	6,997	3,281	1,001
Deferred income and advanced payments received	(1,333)	(2,356)	2,746
Other current liabilities	(823)	(7,162)	1,135

Net cash used in operating activities	(43,911)	(51,377)	(13,371)

Investing activities:

Investments in property, plant and equipment	(2,583)	(7,960)	(8,245)
Proceeds from the sale of property, plant and equipment	748	56	243
Investments in other long-term investments	0	(10,805)	(1,737)
Investments in marketable securities	(5,849)	0	(115,257)
Proceeds from the sale of marketable securities	94,378	29,583	0
Investments in related-party notes	0	0	767
Investments in software development	0	0	(817)
Investments in other assets	0	(5,830)	(2,871)

Net cash (used in) provided from investing activities	86,694	5,044	(127,917)
Financing activities:
Proceeds from issuance of ordinary shares	0	0	5,296
Increase (decrease) in additional paid-in capital	0	(154)	203,899
Payments on current loan	0	0	(524)
Principal payments on long-term debts	(569)	(569)	(6,031)
Principal payments on capital leases	(134)	(863)	(1,118)

Net cash (used in) provided from financing activities	(703)	(1,586)	201,522

Increase (decrease) in cash	42,080	(47,919)	60,234
Currency adjustments	(1,162)	(94)	315
Cash and cash equivalents at beginning of period	19,184	67,197	6,648

Cash and cash equivalents at end of period	60,102	19,184	67,197

The accompanying notes are an integral part of these consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (U.S. GAAP)

(in thousand euro, except share and per-share data)

	Ordinary Shares		Preferred Shares		Preferred Shares subscribed		Additional Paid-In Capital	Accumulated Deficit Restated	Accumulated other comprehensive income		Total Shareholders’ Equity Restated
									Cumulative translation adjustments Restated	Available-for- sale-securities
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at March 31, 2000	1,000,000	2,556	772,300	1,975	40,000	102	30,503	(19,523)	116	0	15,729

Conversion preferred shares subscribed into preferred shares			40,000	102	(40,000)	(102)					0
Conversion preferred shares into ordinary shares	812,300	2,077	(812,300)	(2,077)							0
Conversion of employee preferred shares into ordinary shares							8,743				8,743
Conversion of convertible note into ordinary shares	50,000	127									127
Capital increase from company resources	11,205,000	8,299					(8,299)				0
Ordinary shares issued against cash contributions	5,186,700	5,195					204,198				209,393
Non-cash compensation for stock options							1,732				1,732
Ordinary shares issued against contribution in kind	500,000	500					33,409				33,909
Valuation of securities available-for-sale at market prices										(4,922)	(4,922)
Adjustment items for foreign currency translation									315		315
Net loss								(25,824)			(25,824)

Balances at March 31, 2001	18,754,000	18,754	0	0	0	0	270,286	(45,346)	431	(4,922)	239,203

Non-cash compensation for stock options							4,225				4,225
Deferred compensation							317				317
Valuation of securities available-for-sale at market prices										5,018	5,018
IPO expenses							(154)				(154)
Adjustment items for foreign currency translation									(94)		(94)
Ordinary shares issued against contribution in kind	1,116,175	1,116					19,263				20,379
Net loss								(61,971)			(61,971)

Balances at March 31, 2002	19,870,175	19,870	0	0	0	0	293,937	(107,317)	337	96	206,923

Non-cash compensation for stock options							8,077				8,077
Deferred compensation							293				293
Valuation of securities available-for-sale at market prices										162	162
Adjustment items for foreign currency translation									(3,284)		(3,284)
Net loss								(152,794)			(152,794)

Balances at March 31, 2003	19,870,175	19,870	0	0	0	0	302,307	(260,111)	(2,974)	258	59,376

Columns may not add due to rounding

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

2. Restatement due to Revenue Recognition

The Company’s software license agreements typically include licensing of software and providing of post-contract customer support (“PCS”), which includes post-contract technical support and unspecified product upgrades. The software license term generally ranges from 12 to 36 months, with some having terms of up to 60 months. The PCS term also ranges from 12 to 36 months, with the majority of these arrangements having an initial PCS term that is the same as the software license term. SOP 97-2 requires the seller of software that includes PCS to establish vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines the VSOE of the fair value of PCS and PCS renewals as a percentage of the software license revenue and by reference to contractual renewals when the renewal term is substantive. In those cases where the initial PCS term is relatively long (i.e., greater than 50% of the original license term) or the PCS renewal rate is significantly below the Company’s normal pricing practices, the Company concluded that the PCS renewal rate is not substantive and therefore a determination of VSOE of fair value cannot be achieved in accordance with AICPA Technical Practice Aid (“TPA”) 5100.54, “Fair Value of PCS in a Multi-Year Time-Based License and Software Revenue Recognition”. Due to the fact that the majority of the multi-year arrangements the Company has entered into have a PCS term greater than 50% of the original license term, there is not sufficient history for the remaining multi-year contracts to establish VSOE of fair-value based on a percentage of the license revenue. The Company therefore revised its accounting in February 2004 to conform to TPA 5100.54 effective for all software license agreements entered into since fiscal year 1998 and recognizes the license revenue pro-rata over the term of the related PCS. The Company restated its financial statements as of and for the years ended March 31, 2003, 2002 and 2001. The total revenues to be recognized over the life of these multi-year license agreements remained unchanged.

The Company previously concluded that the annually renewable license agreements for the Company’s products are short-term time-based licenses that should be accounted for according to TPA 5100.53, “Fair value of PCS in a Short-Term Time-Based License and Software Revenue Recognition”, which was issued in May 2000 and was effective July 1, 2000. In accordance with TPA 5100.53 the Company would not be able to objectively demonstrate VSOE of fair value for PCS, due to the short timeframe, and thus the Company was unable to apply the “residual method” set forth in SOP 98-9, “Modifications of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”, which was the Company’s prior accounting practice. The Company concluded that the initial license fee should be recognized ratably over the initial term of the related PCS as provided in TPA 5100.53 instead of immediately after all other revenue recognition criteria were met. The Company revised its accounting to conform TPA 5100.53 and restated its financial statements as of and for the years ended March 31, 2003, 2002 and 2001. The total revenues to be recognized over the life of these annually renewable licenses remained unchanged.

The restatement resulted in the deferral of € 9.305 million of revenues as of March 31, 2003 that had been previously recognized by the Company. Based upon the revised accounting policy, deferred revenues of approximately € 5.001 million, € 2.111 million, € 1.275 million, € 0.381 million, € 0.052 million and € 0.038 million will be recognized in fiscal 2004, 2005, 2006, 2007 and 2008 respectively, depending on future euro-U.S. dollar rates.

The following table shows a reconciliation of all amounts as previously reported and as restated due to the restatement:

(in € thousand)	Fiscal year ended March 31, 2003			Fiscal year ended March 31, 2002
	As previously reported	Restatement	As restated	As previously reported	Restatement	As restated
Revenues	29,657	(298)	29,359	39,306	(7,284)	32,022
Operating results before depreciation and amortization	(54,231)	(298)	(54,529)	(35,800)	(7,284)	(43,085)
Net loss from continuing operations	(137,031)	(298)	(137,329)	(45,137)	(7,284)	(52,422)
Net loss	(152,496)	(298)	(152,794)	(54,686)	(7,284)	(61,971)
Deferred income and advance payments	3,640	9,305	12,945	5,032	10,183	15,215
Total shareholder’s equity	68,681	(9,305)	59,376	217,106	(10,183)	206,923

(in € thousand)				Fiscal year ended March 31, 2001
				As previously reported	Restatement	As restated
Revenues				23,275	(1,880)	21,395
Operating results before depreciation and amortization				(24,833)	(1,880)	(26,713)
Net loss from continuing operations				(23,944)	(1,880)	(25,824)
Net loss				(23,944)	(1,880)	(25,824)
Deferred income and advance payments				10,764	2,775	13,539
Total shareholder’s equity				241,978	(2,775)	239,203

3. Summary of Significant Accounting Policies

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

Revenue Recognition

The Company’s revenue consists of fees from licensing its software products (LSI™), fees earned from service and collaboration agreements performed by its professional services organization, fees earned from products and research agreements in conjunction with the Company’s drug discovery activities and fees for software maintenance and support.

Revenues from Licenses

The Company’s LSI™ software is licensed under non-cancellable licensing agreements, which typically grant the customer the right to use the software for periods of one to five years or on a perpetual basis. According to the Company’s policy, payments resulting from term-based software contracts are generally received in advance every year throughout the term of the contract and upfront for perpetual licenses, without giving any contract concessions to customers that were not included in the original contractual arrangement. License agreements are generally extended automatically unless terminated by either party. The Company recognizes revenue pursuant to the requirements of AICPA Statement of Position (“SOP”) 97-2 “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-9 “Software Revenue Recognition, With Respect to Certain Transactions”. Under SOP 97-2, provided the arrangement does not require significant production, modification, or customization of the software, revenue is recognized when the following four criteria have been met:

1.	Persuasive evidence of an arrangement exists

2.	Delivery has occurred

3.	The fee is fixed or determinable, and

4.	Collectibility is probable

The Company’s software license agreements typically include licensing of software and providing of post-contract customer support (“PCS”), which includes post-contract technical support and unspecified product upgrades and updates. The software license term generally ranges from 12 to 36 months, with some arrangements having terms up to 60 months. The PCS term is normally the same as the license term.

For those licenses that are renewable annually, the Company applies TPA 5100.53, “Fair value of PCS in a Short-Term Time-Based License and Software Revenue Recognition”, which was issued in May 2000, and effective July 1, 2000. In accordance with TPA 5100.53 the Company is not able to objectively demonstrate VSOE of fair value for PCS, due to the short timeframe. Therefore the Company reccognizes the license fee and the PCS ratably over the PCS term, i.e., 12 months, as provided in TPA 5100.53.

The Company recognizes its multi-year license arrangements depending on the PCS term. Certain of these arrangements have a PCS term that is the same as the software license term. SOP 97-2 requires the seller of software that includes PCS to establish vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines the VSOE of the fair value of PCS and PCS renewals as a percentage of the software license revenue and by reference to contractual renewals when the renewal term is substantive. However, in those cases where the initial PCS term is relatively long (i.e., greater than 50% of the original license term) or the PCS renewal rate is significantly below the Company’s normal pricing practices, the PCS renewal rate is not substantive and therefore a determination of VSOE of fair value cannot be achieved in accordance with AICPA Technical Practice Aid (“TPA”) 5100.54, “Fair Value of PCS in a Multi-Year Time-Based License and Software Revenue Recognition”. In those cases, the Company recognizes the license revenue pro-rata over the term of the related PCS. Due to the fact that the majority of the multi-year arrangements the Company has entered into so far have a PCS term greater than 50% of the original license term, there is not sufficient history for the remaining multi-year contracts to establish VSOE of fair-value based on a percentage of the license revenue. Consequently, the Company recognizes all revenue from multi-year arrangements pro-rata over the term of the related PCS.

The Company recognizes revenue using the residual method for all perpetual license agreements, when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue related to the undelivered elements and recognizes the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met.

If a period of acceptance is stipulated in the agreement, revenues are realized when the software is accepted by the customer or when the acceptance period expires.

Revenues from maintenance and support

The Company’s license agreements generally include the provision of telephone customer support and may also include basic training and consultation services. These services are billed separately and revenue is recognized on a straight-line basis over the term of the contract and reported separately as revenues from maintenance and support. If maintenance is included free or at a discount in a software license arrangement, the discount amounts are deferred form the software license fees and recognized ratably over the maintenance period based on the fair value as established by independent sale of maintenance to customers. These services have no impact on the functionality of our software. For services provided by the Company conducted over a period of one year or longer separate contracts for maintenance and support are created. The Company guarantees its software for the term of the license period. The Company has received no warranty claims to date and, accordingly, has not built up a reserve for warranty costs.

Revenues from professional services

Revenue from service and collaboration agreements performed by our professional services organization is recognized in accordance with the terms of the respective agreement. Some of the agreements involve milestones. Revenues from the attainment of milestone events are recognized when the Company and its customers agree that the scientific results or other milestones defined in the agreement have been achieved. As a general rule revenue from other contracts is recognized on a straight-line basis over the term of the contract, which generally represents the pattern of costs incurred by the Company.

In the preceeding fiscal years the Company realized revenues from a long-term service agreement according to the percentage of completion method with estimates on the basis of total incurred costs in relation to total expected costs. Pursuant to an amendment of the agreement effective as of January 1, 2002, payments become due with the achievement of the milestones fixed in the contract. Revenues are realized only when the milestone is reached. Related external project costs are treated as expenses (cost-of-sales) of the period unless a loss is anticipated based on the Company’s best estimates, in which case an accrual is made for the estimated loss. Internal, direct costs are capitalized until a milestone is reached.

Revenues from drug discovery

Revenue from the Company’s drug discovery activities consists of fees for products developed by the Company (e.g. clone collections (arrayTAG™) and Chem.Folio™ compound libraries), and revenues from research agreements (e.g. ATP, see footnote no. 21) and is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery.

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

In the fiscal years 2003, 2002 and 2001, revenues with Bayer AG constituted 33%, 58% and 65%, respectively, of the Company’s total revenues. The outstanding accounts receivable from Bayer AG as of March 31, 2003 amounted to € 376,000 (March 31, 2002: € 222,000). The percentages reflect the revenues adjusted for discontinued operations and the restatement for fiscal year 2003 as well as 2002.

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

4. Prepaid Expenses, Deferred Items

	3/31/2003	3/31/2002
	(in thousand euro)
Current:

Capitalized license fee (Metalayer), short-term portion	278	461
License and maintenance fees	399	1,062
Insurances	504	510
Rent	299	58
Other	319	305

	1,799	2,396

Long-term:

Capitalized license fee (Metalayer), less short-term portion	0	340

5. Other Assets

	3/31/2003	3/31/2002
	(in thousand euro)
Accrued interest on fixed income securities	309	1,904
Creditable capital gains tax	525	1,069
Sales tax (VAT) receivable	8	14
Other	450	1,408

	1,292	4,395

6. Property, Plant and Equipment

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

7. Marketable Securities

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

8. Other Long-Term Investments

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

9. Goodwill

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

10. Other Intangible Assets

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

11. Accrued Liabilities

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

12. Other Current Liabilities

	3/31/2003	3/31/2002
	(in thousand euro)
Payroll-related taxes and social security contributions	663	991
Stock options	180	0
Payroll liabilities	3	20
Other	256	734

	1,102	1,745

13. Capital Lease

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

14. Long-Term Debt

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

15. Shareholders’ Equity

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

16. Income Taxes

As required by SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are reported for temporary differences between the financial statements and the tax accounts.

The reconciliation of actual tax expenses and the amount resulting from applying the German statutory corporate-tax rate to the pre-tax loss is as follows:

	Fiscal year ended March 31
	2003 Restated	2002 Restated	2001 Restated
	(in thousand euro)
Corporation tax and trade income tax at approximately 39%	(59,590)	(24,168)	(10,018)
Foreign taxes	313	261	127
Tax write-off of investment	12,870	0	0
Tax changes of loss carryforwards	20,028	0	0
Increase in valuation discount on deferred taxes	26,692	24,168	10,018

Tax on income and earnings	313	261	127

Deferred tax assets and liabilities arising from timing differences between the financial statements and the valuation of assets and liabilities for tax purposes are shown in the following table:

	March 31
	2003 Restated	2002 Restated
	(in thousand euro)
Deferred Tax Assets:

Deferred income	3,629	3,582

Loss carryforward	147,355	123,203
Less valuation allowance	(150,890)	(124,198)

Net deferred tax assets	94	2,587

Deferred Tax Liabilities

Capitalized software	94	305
Software and technology	0	1,834
Customer relationships	0	448

Net deferred tax liabilities	94	2,587

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

The following table shows a reconciliation for each line item in the statements of operations between discontinued and continued operations:

(in € thousand)	Fiscal year ended March 31, 2003				Fiscal year ended March 31, 2002
	As previously reported	Discon- tinued	Restated	As restated	As previously reported	Discon- tinued	Restated	As restated
Drug discovery	1,995	381	(83)	1,531	4,122	1,074	(150)	2,898
Licenses	14,111	0	(1,661)	12,450	15,145	0	(5,642)	9,503
Professional Services	12,068	0	613	12,681	18,613	0	(306)	18,307
Maintenance and Support	1,864	0	833	2,697	2,500	0	(1,186)	1,314

Total revenue	30,038	381	(298)	29,359	40,380	1,074	(7,284)	32,022

Cost-of-sales	18,677	0	0	18,677	11,395	0	0	11,395

Selling costs	11,233	4	0	11,229	12,546	0	0	12,546
General and administrative costs	22,334	844	0	21,490	18,737	368	0	18,369
Research and development costs	44,932	10,707	0	34,225	42,880	8,980	0	33,900
Other operating costs and expenses	(702)	1,031	0	(1,733)	(1,104)	0	0	(1,104)
Total costs and expenses (incl. COS)	96,474	12,586	0	83,888	84,454	9,348	0	75,106

Operating results before depreciation and amortization	(66,436)	(12,205)	(298)	(54,529)	(44,074)	(8,274)	(7,284)	(43,085)

Depreciation of property, plant & equipment and amortization of intangible assets	17,281	3,260	0	14,021	13,160	1,275	0	11,885
Impairment of goodwill	58,526	0	0	58,526	0	0	0	0

Operating results	(142,243)	(15,465)	(298)	(127,076)	(57,234)	(9,549)	(7,284)	(54,970)

There were no revenues and expenses allocable to discontinued operations in fiscal year 2001.

D. Notes to the Statements of Operations

17. Revenues

Since the beginning of fiscal year 2003 the Company has reclassified revenues to provide additional information related to its business and operations. The following table shows a reconciliation from the revenues as previously reported to the revenues as reclassified in the consolidated statements of operations.

(in € thousand)
	Fiscal year ended March 31, 2003				Fiscal year ended March 31, 2002
	As previously reported				As previously reported
As reclassified:	R&D	Licenses	Restated	Total	R&D	Licenses	Restated	Total
Drug discovery	1,995	0	(83)	1,912	4,122	0	(150)	3,972
Licenses	0	14,111	(1,661)	12,450	0	15,145	(5,642)	9,503
Professional Services	8,391	3,677	613	12,681	17,060	1,553	(306)	18,307
Maintenance and Support	0	1,864	833	2,697	0	2,500	(1,186)	1,314

	10,386	19,652	(298)	29,740	21,182	19,198	(7,284)	33,096

Less Discontinued Operations (iD3)	(381)	0	0	(381)	(1,074)	0	0	(1,074)

Total	10,005	19,652	(298)	29,359	20,108	19,198	(7,284)	32,022

	Fiscal year ended March 31, 2001
	As previously reported
As reclassified:	R&D	Licenses	Restated	Total
Drug discovery	2,421	0	(30)	2,391
Licenses	0	6,292	(1,141)	5,151
Professional Services	12,074	1,300	(57)	13,317
Maintenance and Support	0	1,188	(652)	536

	14,495	8,780	(1,880)	21,395

Less Discontinued Operations (iD3)	0	0	0	0

Total	14,495	8,780	(1,880)	21,395

18. Depreciation and Amortization

The components of depreciation and amortization are as follows:

	Fiscal year ended March 31
	2003	2002	2001
	(in thousand euro)
Property, plant and equipment	9,327	7,986	3,542
Other intangible assets	4,469	5,174	676
Other intangible assets (Impairment)	3,485	0	0

Depreciation/amortization of PP&E and Other intangible assets	17,281	13,160	4,218

Goodwill (Impairment)	58,526	0	0

Total depreciation and amortization	75,807	13,160	4,218

Thereof one-time charges	62,846	0	0
Thereof discontinued operations	3,260	1,275	0

19. Interest result

	Fiscal year ended March 31
	2003	2002	2001
	(in thousand euro)
Interest income	3,810	6,517	5,691
Interest expense	(156)	(215)	(457)

Net	3,654	6,302	5,234

20. Results from Marketable Securities and Other Long-Term Investments

The components of results from marketable securities and other long-term investments are as follows:

	Fiscal year ended March 31
	2003	2002	2001
	(in thousand euro)
Impairment of GeneProt investment	(8,509)	0	0
Impairment of Paradigm shares	(632)	(1,237)	0
Impairment of GMD investment	0	(8,830)	0
Impairment of Chemnavigator investment	(1,374)	0	0
Impairment of SimUtility investment	0	(1,726)	0
Impairment of fixed income equity securities	(919)	0	0
Impairment of fixed income securities	(469)	0	0
Income from the sale of Tripos shares	0	14,536	0
Tripos dividend payment	0	982	0
Impairment of investment funds	0	(7,218)	0
Realized loss on sales of investment funds	(1,612)	0	0
Realized gain/(loss) on sale of fixed income securities	(79)	0	0

Results from marketable securities / other long-term investments	(13,594)	(3,493)	0

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

21. Supplemental Disclosure of Cash Flow Information

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

22. Acquisition of Trega Biosciences, Inc.

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

23. Acquisition of NetGenics, Inc.

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

24. Commitments and Contingencies

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

25. Collaboration and Service Agreements

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

26. Related Party Transactions

The Company has entered into several research and development agreements with Bayer, which is a shareholder of the Company. It also has contractual relationships with EMBL and DKFZ, which are also shareholders of the Company. None of these shareholders have a material influence on the company.

27. Business Segments and Foreign Business Activities

Due to the acquisition of Trega on March 31, 2001 and the associated changes in management structure, the Group is currently managed as one segment for purposes of segment reporting requirements.

The following amounts relating to geographical locations are included in the consolidated financial statements:

	Fiscal year ended March 31
	2003	2002	2001
	(in thousand euro)
Revenues (1)-Restated
Germany	5,046	10,026	9,225
United States	18,112	16,547	8,081
Other	6,201	5,449	4,089

Group	29,359	32,022	21,395

Operating results before Depreciation and Amortization-Restated
Germany	(15,111)	(11,026)	(16,944)
United States	(34,428)	(27,849)	(7,353)
Other	(4,990)	(4,210)	(2,416)

Group	(54,529)	(43,085)	(26,713)

Long-Lived Assets
Germany	3,555	5,486	8,119
United States	2,704	7,209	8,118
Other	631	708	659

Group	6,890	13,403	16,896

(1)	Revenues are allocated based on customer location.

28. Loss per Ordinary Share

The following table shows the calculation of the basic and diluted net loss per common share:

In thousand euro, except share and per-share data	Fiscal year ended March 31
	2003 Restated	2002 Restated	2001 Restated
Numerator
Net loss for the year from continuing operations	(137,329)	(52,422)	(25,824)
Net loss for the year from discontinued operations	(15,465)	(9,549)	0

Net loss for the year, total	(152,794)	(61,971)	(25,824)
Dividends on preferred shares	0	0	(25)

Net loss attributable to ordinary shares before deemed preferred stock dividend	(152,794)	(61,971)	(25,849)

Deemed preferred stock dividend	0	0	(14,410)

Net loss attributable to ordinary shares after deemed preferred stock dividend	(152,794)	(61,971)	(40,259)

Denominator
Weighted averages of ordinary shares outstanding	19,870,175	18,940,029	15,247,146

Basic and diluted net loss per ordinary share from continuing operations	(6.91)	(2.77)	(1.69)
Basic and diluted net loss per ordinary share from discontinued operations	(0.78)	(0.50)	0

Basic and diluted net loss per ordinary share before deemed preferred stock dividend	(7.69)	(3.27)	(1.69)
Deemed preferred stock dividend per share	0	0	(0.95)

Basic and diluted net loss per ordinary share after deemed preferred stock dividend	(7.69)	(3.27)	(2.64)

Stock options issued are not considered in calculating the diluted net loss per common share, due to their anti-dilutive effect.

29. Compensation of the Governing Bodies

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

Date: April 20, 2004

LION BIOSCIENCE AKTIENGESELLSCHAFT

/s/ MARTIN HOLLENHORST

Martin Hollenhorst Co-CEO and Chief Financial Officer

/s/ DR. DANIEL KEESMAN
Dr. Daniel Keesman Co-CEO and Chief Operating Officer