Form 20-F
period 2004-03-31
LION BIOSCIENCE AG
filed 2004-09-30
CIK 1106774

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2004: 19,870,175 ordinary shares, no par value, but with a notional value of €1.00 per share.

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

In this Form 20-F, references to “our company” are to LION bioscience Aktiengesellschaft, and references to “our”, “we”, “us” or “LION bioscience” are to LION bioscience Aktiengesellschaft and, unless the context otherwise requires, to its subsidiaries. References to “Trega” are to Trega Biosciences Inc., a San Diego, California based corporation acquired by our company effective March 14, 2001 and subsequently merged into our subsidiary LION bioscience Inc. References to “NetGenics” are to NetGenics, Inc., a corporation having its principal place of business in Cleveland, OH, USA until June 30, 2003, and, unless the context otherwise requires, to its subsidiaries. Our company acquired NetGenics effective January 30, 2002.

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

“LION bioscience”, the LION bioscience logo, “iD3”, “LION DiscoveryCenter”, “LION Target Engine”, “LION Lead Engine”, “LION Hosted Services”, “LION SolutionCenter”, “bioSCOUT”, LeadNavigator”, “iDEA”, “Chem.Folio”, “ID3” and our other product and service names referenced in this annual report are trademarks or registered trademarks of our company in Germany and/or in other countries. This annual report also contains product and service names of companies other than LION bioscience that are trademarks of their respective owners.

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

Many factors could cause our actual results, performance or achievements to be materially different from future results, performance or achievements that may be expressed or implied by these forward-looking statements, including the factors discussed more fully under “Item 3: Key Information on the Company — Risk Factors “, as well as elsewhere in this annual report and in our other filings with the SEC.

ii

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

The selected consolidated financial data for the financial years ended March 31, 2000, 2001, 2002, 2003 and 2004 are derived from and are qualified by reference to our consolidated financial statements and notes thereto for these periods.

Our audited consolidated financial statements for these periods were prepared in accordance with United States generally accepted accounting principles (US-GAAP) and audited by Ernst & Young AG, our independent registered public accounting firm.

The audited consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the years ended March 31, 2004, 2003, and 2002, and the consolidated balance sheets at March 31, 2004 and 2003 are included in “Item 18. Financial Statements.”

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

For convenience, this annual report contains unaudited translations of euro amounts into U.S. dollars at the rate of € 1.00 = $1.2292, the noon buying rate published by the Federal Reserve Bank of New York for euros on March 31, 2004. The noon buying rate for euros on September 24, 2004 was € 1.00 = $1.2256. For more information regarding exchange rates, see the section entitled “ — Exchange Rate Information” below.

For all periods, we have presented our consolidated financial statements and selected consolidated financial data including our accounts and those of our wholly-owned subsidiaries. The revenue and expense items of our consolidated statements of operations are translated at a weighted average of exchange rates during the relevant fiscal year. Our consolidated balance sheet accounts are translated into euros at the exchange rates in effect at the end of the reporting period, except for shareholders’ equity which is translated at the rates in effect at the time the underlying transactions are reported. Our consolidated balance sheet as of March 31, 2004 was prepared by translating dollar amounts into euro amounts at the rate of € 1.00 = $1.2224, the exchange rate published by the European Central Bank on March 31, 2004.

On March 14, 2001, our company acquired Trega Biosciences Inc., a corporation, which, at the time was located in San Diego, California, whose common stock was listed on the Nasdaq National Market. We consolidated Trega’s accounts commencing on March 31, 2001 under the purchase method. Trega’s most recent fiscal year prior to the acquisition ended on December 31, 2001. Trega’s operations for the interim period from March 14 through March 31 were not included in our statement of operations for FY 2001 but were fully included in our statement of operations for FY 2002.

On January 30, 2002, our company acquired NetGenics, Inc., a corporation, which, at the time had its principle place of business in Cleveland, Ohio. We consolidated NetGenics’ accounts commencing on January 31, 2002 under the purchase method. NetGenics’ operations for the period from January 31, 2002 through March 31, 2002 were included in our statement of operations for FY 2002.

We reclassified certain amounts in our financial statements for FY 2000, 2001, and 2002 to conform to the financial presentation for FY 2003 and FY 2004. For example, effective December 31, 2002, we closed down our internal drug discovery activities called iD3. Accordingly, we show the revenue and expenses relating to iD3 as a separate item in our consolidated statement of operations for FY 2003 and FY 2004 under “discontinued operations”. We have reclassified revenue and expenses relating to our iD3 activities for FY 2002 as discontinued operations to enable comparisons to the information set forth for FY 2003 and FY 2004. No revenues or expenses were generated or incurred in FY 2000 or FY 2001 related to iD3 activities. Likewise, we show the assets relating to our iD3 activities as a separate item under “assets held for sale” in our consolidated balance sheet as of March 31, 2003.

We established a global professional service organization in FY 2003 to provide expert guidance in design, implementation and ongoing optimization of our IT solutions. Accordingly we have reclassified revenue amounts for FY 2000, FY 2001, and FY 2002 to show revenue from our professional services as a separate item and to enable comparisons to the information set forth for FY 2003 and FY 2004.

As part of our strategy to focus on our core competencies, our business activities are now centered around our IT business rather than our internal drug discovery activities (iD3™), which we have discontinued. Our IT business is primarily responsible for the development of our IT solutions and products as well as for providing professional services to customers related to these solutions and products. Starting with our consolidated statement of operations for FY 2003, we accordingly show these and other costs of sales as a separate item. We have also reclassified amounts for FY 2000, FY 2001 FY 2002 as “costs of sale” to enable comparisons to the information set forth for FY 2003 and FY 2004.

SELECTED CONSOLIDATED FINANCIAL DATA

	As of and for the fiscal year ended March 31(1) (in thousands except for per share data)
	2000	2001	2002	2003	2004	2004(2)
	€	€	€	€	€	($)
Selected Consolidated Statement of Operations Data
Revenues:
Drug discovery	3,459	2,391	2,898	1,531	980	1,205
Licenses	1,437	5,151	9,503	12,450	8,174	10,047
Professional services	4,850	13,317	18,307	12,681	7,518	9,241
Maintenance and support	223	536	1,314	2,697	3,003	3,691

Total revenues	9,969	21,395	32,022	29,359	19,675	24,184
Cost-of-sales	1,326	9,184	11,395	18,677	9,466	11,636
Costs and expenses:
Selling costs	1,795	5,719	12,546	11,229	8,276	10,173
General and administrative costs	4,967	7,501	18,369	21,490	9,272	11,397
Research and development costs	11,068	17,688	33,900	34,225	12,507	15,374
Other operating income and expenses	542	(727)	(1,104)	(1,733)	(1,759)	(2,162)
Conversion of preferred into ordinary shares	—	8,743	—	—	—	—

Total costs and expenses (incl. cost-of-sales)	19,698	48,108	75,106	83,888	37,762	46,417
Operating results before depreciation and amortization	(9,729)	(26,713)	(43,085)	(54,529)	(18,087)	(22,234)
Depreciation of property, plant and equipment and amortization of intangible assets	3,060	4,218	11,885	14,021	4,625	5,685
Impairment of goodwill	—	—	—	58,526	—	—

Operating results	(12,790)	(30,931)	(54,970)	(127,076)	(22,712)	(27,918)
Interest income/(expense), net	8	5,234	6,302	3,654	1,355	1,666
Results from marketable securities and other long-term investments	—	—	(3,493)	(13,594)	227	279

Loss before taxes from continuing operations	(12,781)	(25,697)	(52,161)	(137,016)	(21,130)	(25,973)

Tax expense	(22)	(127)	(261)	(313)	(326)	(401)

Net loss for the year from continuing operations	(12,803)	(25,824)	(52,422)	(137,329)	(21,456)	(26,374)

Income/(Loss) on discontinued operations (net of tax of €0).	—	—	(9,549)	(15,465)	698	858

Net loss for the year	(12,803)	(25,824)	(61,971)	(152,794)	(20,758)	(25,516)

Preferred stock dividend	(99)	(25)	—	—	—	—
Deemed preferred stock dividend	—	(14,410)	—	—	—	—

Net loss attributable to ordinary shares after preferred stock dividend and after deemed preferred stock dividend	(12,902)	(40,259)	(61,971)	(152,794)	(20,758)	(25,516)

Basic and diluted net loss per share from continuing operations (3)	(2.01)	(2.64)	(2.77)	(6.91)	(1.08)	(1.33)
Basic and diluted net income /( loss) per share from discontinued operations (3)	—	—	(0.50)	(0.78)	0.04	0.05

Basic and diluted net loss per share from total operations after preferred stock dividend and deemed preferred stock dividend (3)	(2.01)	(2.64)	(3.27)	(7.69)	(1.04)	(1.28)

Selected Consolidated Balance Sheet Data
Cash and cash equivalents	6,648	67,197	19,184	60,102	29,294	36,008
Marketable securities	—	114,139	104,839	12,762	13,812	16,978
Assets held for sale	—	—	4,735	322	—	—
Property, plant and equipment, net	7,398	16,896	13,403	6,890	2,793	3,433
Long-term investments, at cost	13,080	19,695	10,760	549	549	675
Total assets	31,495	277,871	237,990	93,296	53,114	65,288
Deferred income and advance payments	4,389	13,539	15,215	12,945	8,334	10,244
Long-term debt	4,641	3,129	2,560	1,991	—	—
Shareholders’ equity/(deficit)	15,729	239,203	206,923	59,377	37,400	45,972
Selected Consolidated Cash Flow Statement Data
Net cash used in operating activities	(4,680)	(13,371)	(51,377)	(43,911)	(26,304)	(32,333)
Net cash (used in) provided by investing activities	(20,033)	(127,917)	5,044	86,694	(584)	(718)
Net cash (used in) provided by financing activities	30,509	201,522	(1,586)	(703)	(2,588)	(3,181)

(1)	Columns may not add due to rounding.
(2)	Amounts in the column are unaudited and translated for the convenience of the reader at €1.00 = U.S.$1.2292, the noon buying rate published by the Federal Reserve Bank of New York for euros on March 31, 2004.
(3)	Net loss per share data for FY 2000 assume that 6,433,882 shares, the weighted number of shares outstanding immediately prior to our initial public offering in August 2000, after giving effect to the stock-split referred to above, were outstanding for the period presented. During FY 2001, the weighted average number of our company’s shares outstanding was 15,247,146 (basic and fully diluted). During FY 2002, the weighted average number of our company’s shares outstanding was 18,940,029 (basic and fully diluted). During FY 2003 and FY 2004, the weighted average number of our company’s shares outstanding was 19,870,175 (basic and fully diluted). At March 31, 2004, the number of our company’s shares outstanding was 19,870,175.

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

A significant portion of our revenue and expenses is denominated in U.S. dollars rather than in euro. Therefore, movements in the exchange rate between the euro, on the one hand, and the U.S. dollar, on the other hand, may materially affect our consolidated financial position, results of operations and cash flows. See “ — Risk Factors”, “Item 5: Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosure About Market Risk — Foreign Currency Exchange Risk” below.

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

Average exchange rates of U.S. dollars per euro

Average
Financial year ended March 31, 2000	1.0235
Financial year ended March 31, 2001	0.9114
Financial year ended March 31, 2002	0.8800
Financial year ended March 31, 2003	1.0033
Financial year ended March 31, 2004	1.1752

The table below shows the high and low exchange rate of U.S. dollars per euro for each of the six months from March 2004 to August 2004:

Recent exchange rates of U.S. dollars per euro

	High	Low
March 2004	1.2431	1.2088
April 2004	1.2358	1.1802
May 2004	1.2274	1.1801
June 2004	1.2320	1.2006
July 2004	1.2437	1.2032
August 2004	1.2368	1.2025

The noon buying rate on September 24, 2004 was €1.00 = $1.2256.

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

Our company was formed on March 4, 1997 and has a limited operating history. Our consolidated net losses amounted to €20.758 million in our fiscal year ended March 31, 2004, €152.794 million in our fiscal year ended March 31, 2003, and €61.971 million in our fiscal year ended March 31, 2002. We expect that we will continue to incur net losses for the foreseeable future. We face significant and potentially costly challenges in simultaneously pursuing key R&D goals and attracting customers for our products and services. As a result, we may not become profitable in the future. Even if we become profitable, we may not be able to maintain profitability, as our results of operations are, and will continue to be, difficult to predict and may vary from quarter to quarter.

Substantial, prolonged declines in the biotechnology and pharmaceutical industries across Europe, North America and Asia may cause our revenues and cash flows to suffer.

Implementation of our information technology and software (or IT) products and solutions can constitute a significant portion of our customer’s research and development, or R&D, and/or information technology, or IT, budgets, and the amount customers are willing to invest in acquiring and implementing our products and solutions and the timing of our customers’ investment has tended to vary due to business conditions existing in the biotechnology and pharmaceutical industries. There has been a slowdown in the biotechnology and pharmaceutical industries as a result of general economic weakness and circumstances specific to these industries. Continued weakness in these sectors could undermine our efforts to obtain new customers and encourage existing customers not to renew or to seek to renegotiate existing contracts with us resulting in less favorable terms than those currently in place. Either outcome could have a material adverse effect on our business and cash flows as we derive our revenue primarily from software licenses and professional services in those markets.

We must retain existing customers, add new customers and achieve milestones under existing customer contracts if we are to achieve our goals.

We have a small number of customers, the revenues from which offset only a portion of our expenses. In order to generate significant additional revenues, we must retain our existing customers and add additional customers. Our ability to do so depends upon our customers’ belief that our products, solutions and services can help accelerate their life science R&D activities, particularly in the areas of drug discovery and development. We must also expand our existing customer relationships to include new products, solutions and services. Although various of our customer agreements have multi-year terms, we cannot assure you that any of them will be renewed upon expiration or that our customers will not terminate them on short notice. Nor can we assure you that our existing customers will enter into new agreements with us for additional products or upgrades of licensed products, solutions or services.

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

To achieve market acceptance, new IT products or solutions and product or solution enhancements can require long development and testing periods, which may result in delays in scheduled introduction. Any delays in the release schedule for new IT products or solutions and product or solution enhancements may delay market acceptance of these products or solutions and may result in delays in new customer orders for these new products or solutions or the loss of customer orders. In addition, new IT products or solutions and enhancements may contain a number of undetected errors or “bugs” when they are first released. As a result, in the months following the introduction of certain releases, we generally devote significant resources, primarily consulting and development services, to work with early customers to correct these errors. There can be no assurance, however, that all of these errors can be corrected to the customer’s satisfaction, with the result that certain customers may bring claims for damages, refunds or replacement software. Although we test each new product and solution and enhancement release before introducing it to the market, there can be no assurance that significant errors will not be found in existing or future releases of our IT products or solutions, with the possible result that significant resources and expenditures may be required in order to correct such errors or otherwise satisfy customer demands. Significant undetected errors or delays in the release of new IT products or solutions or enhancements may affect market acceptance of our IT products and solutions, significantly increase our development costs and result in delayed or lost revenue. Any of these outcomes could have a material adverse effect on our business, results of operations and/or financial condition.

The market in which we compete continues to evolve and, if it does not grow rapidly in the future, our business will be adversely affected.

We have invested, and continue to invest, significant resources in further developing and marketing new and enhanced products and solutions. In FY 2004, we released our new biology solution called LION Target Engine™, and a new module of our SRS data integration system, the SRS Gateway. In FY 2005, we released a new version of our SRS software, our new cheminformatics tool, LeadNavigator™, and a new version of our LION Target Engine™. In addition, we plan to release another enhanced version of SRS, one new version of LION Target Engine™ and our new chemistry solution called LION Lead Engine™ in FY 2005. Demand and market and customer acceptance for these recently introduced and future products and solutions are subject to a high level of uncertainty. We expect to derive a substantial portion of our future revenue from these products and solutions. In February 2004, we announced that we would no longer offer our integration platform LION DiscoveryCenter™ as a stand alone product due to unsatisfactory market acceptance, which also adversely affected our ability to market our LION Target Engine, which was designed to function with our LION DiscoveryCenter™ integration platform. A delay in market acceptance of our new and enhanced products and solutions could result in delayed or lost revenue and lost development costs.

We depend on a few key customers, and our revenue could be negatively affected by the loss or early termination of a contract with one of these customers.

We derive a significant portion of our revenue from a small number of customers. Although we generally have multi-year contracts with our customers, our customers may cancel their contracts on short notice, including in circumstances where we fail to accomplish contractual milestones. Our business and cash flows would be adversely affected if one or more of our key customers were to unexpectedly discontinue or significantly reduce the use of our products, solutions or services. For example, Bayer accounted for approximately 39% of our revenue in FY 2004, 33% of our revenues in FY 2003 and 58% of our revenues in FY 2002. One of our multi-year software development collaboration agreements with Bayer expired in the summer of 2004 in accordance with the terms of the contract. Our second multi-year software development collaboration agreement with Bayer is close to completion as we have delivered the final software-development milestone under that agreement for acceptance. Bayer did not renew either of these agreements. If we are unable to make up the revenue lost from the expiration of these collaboration agreements with Bayer with revenue from a new software development agreement with Bayer or from other customers, our business and future revenue growth and cash flows could be adversely affected.

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

Implementation of our IT products and solutions is a process that may involve a significant commitment of resources and time on the part of our customers and is subject to a number of significant risks over which we may have no control. Some of our customers have experienced protracted implementation times in connection with the implementation of our products. We can offer no assurance that similar delays and extra costs will not occur in the future in connection with the implementation of our products for other customers or with respect to our other products or solutions, despite the existence and support of our professional services staff. Excessive delays and pricing disparities could undermine our efforts to license our products and services in the life science industry.

We may be restricted in our ability to implement reductions of our company’s workforce because a committee formed by our employees may object to termination of employees of our company, requiring us to enter into binding mediation before an independent third party with respect to any such work force reductions.

The employees of our company have formed an improvement committee, consisting of three active representatives elected by our company’s employees on an annual or biannual basis. Members of our management generally meet with the improvement committee on a monthly basis and our management board briefs the committee at least once each quarter on our business activities. Our company has agreed with the improvement committee to keep the committee timely informed about our company’s business activities and to afford the improvement committee an opportunity to discuss certain actions by our company, including changes to the company’s operations or organizational structure, changes to salary or compensation structure, and employment terminations, disciplinary measures and resolution of employee disputes, prior to their implementation. The improvement committee does not represent or bind the employees of our subsidiaries and the committee’s notice and participation rights do not extend to actions by our subsidiaries. Our company has also agreed to consult with the improvement committee in advance regarding workforce reductions and resulting compensatory measures. However, our company is not required to follow the committee’s recommendations or to provide a redundancy plan.

The improvement committee’s notice and participation rights are not intended to prevent our company from either creating or eliminating positions of employment. However, if the improvement committee expressly declines to endorse the termination of any employee of our company without cause, including as part of a workforce reduction, our company may not proceed with the termination unless urgent action is required. If the committee and management cannot reach a mutually acceptable resolution in mediation, including with respect to the termination of any employee without case, the matter will be referred to an independent mediator appointed by the local labor court in Heidelberg, Germany. The mediator’s decision is binding on our company. Our company pays for the costs of the court-appointed mediation.

Our company bears the costs resulting from the activities of the improvement committee, including related travel and legal costs, and provides the necessary meeting and communications facilities. The members of the improvement committee have confidentiality obligations concerning management and employees. We may be restricted in our ability to restructure the activities of our company and to implement workforce reductions at our company, unless we can reach agreement with the improvement committee.

Our business model may prove unsuccessful.

The success of our business model and strategy will depend on:

•	• our ability to develop and market IT solutions based on our technologies and those of our collaboration partners;

•	• the degree to which the life sciences industry adopts our IT products, solutions and services in its R&D process; and

•	• the performance of our technologies, solutions, products and services in accelerating the drug discovery process and the acceptance of these technologies, solutions, products and services.

The addition of new products, solutions and services will add further complexity to our organization and thus require additional management attention and resources as new markets are addressed. Our products and services involve a new approach to the conduct of business of organizations within the life science industry. Demand and market acceptance are therefore uncertain. While we will continue to pursue marketing and sales efforts to educate potential customers or the advantages of adopting our solutions for drug discovery, we can provide no assurance that a market will develop for such products and services.

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

Revenue recognition accounting pronouncements may adversely affect our reported results and operations.

We continuously review our compliance with all new and existing revenue recognition accounting pronouncements. Depending upon the outcome of these ongoing reviews and potential issuance of further accounting pronouncements, implementation guidelines and interpretations, we may be required to modify our revenue recognition policies and business practices which could have a material adverse effect on our results of operation. Our existing revenue recognition policy is described in Note of our consolidated financial statements included in “Item 18: Financial Statements” and in “Item 5: Operating and Financial Review and Prospects - Revenue Recognition”

Our management’s use of assumptions and estimates may adversely affect our results of operations and financial condition.

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

We report our results of operations in euros. In our financial year ended March 31, 2004, approximately 70% of our revenues and approximately 50% of our expenses were denominated in U.S. dollars. As a result of our sales and marketing activities in the United States, an even greater proportion of our revenues may be denominated in U.S. dollars. Accordingly, our business and results of operations can be hurt by changes in exchange rates, particularly between the euro and the U.S. dollar. In addition, the balance sheet impact of translation adjustments may be material.

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

Our ability to compete and achieve profitability may be affected by our ability to protect our proprietary technology and other intellectual property. We currently pursue copyright protection, and may also seek patent protection, for improvements of our various IT products and solutions.

Patent law affecting our business is uncertain and, as a result, we may not be able to prevent competitors from developing similar subject matter. Any issued patents that cover our proprietary technologies may not provide us with substantial protection or be commercially beneficial to us. Issuance of a patent is not conclusive as to its validity, enforceability or its scope. In addition, disputes may arise between us and our collaborators over ownership rights to intellectual property, know-how or technologies developed jointly with these collaborators or arrangements with collaborators may require us to provide identical technologies or information to multiple parties. Patents may not issue from our pending or future patent applications. In addition, third parties may have filed patent applications for technology that we use or that is covered by our pending patent applications without our being aware of these applications.

We are also dependent on protecting, through copyright law and contractual licensing agreements, our products and services, such as our IT systems, including our SRS data and application integration technology, to prevent other organizations from copying and reselling them. Copyright law and licensing law currently provides uncertain protections for some of our products and technologies. We are therefore uncertain whether it can prevent their copying or resale. Changes in copyright law, licensing law or patent law could reduce the extent to which we are able to protect our intellectual property, which could harm our business.

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

We have protected, or seek legal protection of, the trade names for our products and solutions, as well as for our company, including through applications to register these trade names as trademarks or service marks in our relevant markets. These applications may not be granted. In addition, a trademark or service mark registration is not conclusive as to infringement challenges by third parties concerning the use of a trade name. We recently entered into a delineation agreement with Lion Electronics International Computer Discount 2000 GmbH and Erwin Deutsch that restricts our use of the trade name “LION” in connection with our IT products. For more information concerning this agreement, see “Item 4: Information on the Company – Intellectual Property - Licenses”.

The protection of our intellectual property and licenses may require us to pursue others, such as our licensees or licensors or other third parties, including through costly infringement or breach of license litigation or similar proceedings, to enforce our intellectual property rights or to invalidate intellectual property rights or licenses claimed by others. For example, we have entered into an exclusive license and distribution agreement with Sloan-Kettering Institute for Cancer Research pursuant to which we hold the exclusive rights to commercialize a human cell line commonly referred to as “Caco-2”, including the right to enforce, license or use restrictions against third party licensees of the Caco-2 cell line. We cannot predict the outcome and effectiveness of any such litigation in protecting our intellectual property and licenses due to the uncertainty surrounding the applicable copyright, licensing and other intellectual property law. In addition, the cost to us of any such litigation could be substantial, could be protracted and may absorb significant management time. Moreover, pursuing any such litigation may not be an effective deterrent against the unauthorized use of our intellectual property or breach of our licenses.

We also act as reseller or distributor of products owned or licensed by third parties, including products or components integrated into our products or solutions. We may depend on these third party owners or licensors to enforce their intellectual property rights to these products or solutions against others. If the owners or licensors of these products fail to enforce their intellectual property rights, or are unsuccessful in their enforcement efforts, our commercial opportunities from these reselling or distribution arrangements may be reduced.

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

Most of our IT products or solutions require third party software and database components. If we are unable to procure licenses for the use of these third party software and database components for our customers or if our customers cannot obtain these licenses directly from these third parties, our business could suffer.

Most of our IT products require third party software or database components. If we are unable to continue licensing the use of these third party software and database components to our customers or if our customers cannot obtain these licenses directly from these third parties, we may be required to obtain similar licenses from other third party providers at higher costs or develop these software or database components by ourselves, which would delay our marketing and selling efforts with respect to these products or solutions.

Because our products and solutions are important to the R&D processes of our customers, we could incur substantial costs as a result of warranty or product liability claims.

The use of our IT products and solutions by customers in business-critical R&D applications and processes creates the risk that customers or other third parties may pursue warranty or other claims against us in the event of actual or alleged failures of our products, solutions or services provided by us. Any claim, regardless of its merits, could entail substantial expense and require the devotion of significant time and attention by key management and development personnel. In addition, certain of our Internet browser-enabled products include security features that are intended to protect the privacy and integrity of customer or third party data. Despite these security features, our products may be vulnerable to break-ins and similar problems caused by Internet users, such as hackers bypassing firewalls and misappropriating confidential information. Such break-ins or other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our customers.

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

To remain competitive, we must expand and enhance the capabilities of our IT products, solutions and professional services so that they remain more advanced than those of our competitors. We must also introduce enhancements and new systems, products and solutions faster than the potentially competing products, solutions and technologies of our competitors. If we are unable to do any of these things, our ability to obtain and retain revenues from customers would be adversely affected, and our commercial opportunity could be reduced or eliminated.

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

We believe that the net proceeds of our initial public offering, together with existing cash and cash equivalents and marketable securities, will be sufficient to fund our current operations and activities for at least FY 2006. Nevertheless, we may be required to raise additional capital to pursue expansion plans, in response to competitive pressures, to invest in new technologies or to develop and commercialize products, solutions or services.

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

Our insurance coverage may not be sufficient to avoid negative impacts on our financial position or results of operations resulting from claims or liabilities against us, and we may not be able to obtain insurance coverage in the future.

We maintain insurance coverage for protection against many risks of liability. The extent of our insurance coverage is under continuous review and is modified as we deem it necessary. Despite this insurance, it is possible that claims or liabilities against us may have a material adverse impact on our financial position or results of operations. We may not be able to obtain any insurance coverage, or adequate insurance coverage, when our existing insurance coverage expires. For example our insurance against claims for violation of the U.S. securities laws is renewed annually. After expiration of our existing insurance, we may be unable to renew our existing insurance nor obtain other insurance or we may be able to obtain such insurance only at an excessive cost or on unfavorable terms or for insufficient coverage. In addition, members of our supervisory and management boards may resign if we are unable to secure adequate insurance coverage for our supervisory board and management board.

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

The continuing efforts of government and third party payers in our markets to contain or reduce the costs of health care may reduce the profitability of pharmaceutical and biotechnology companies. For example, in some foreign markets, the government controls pricing or profitability of prescription pharmaceuticals. In the United States, we expect the continuation of federal and state proposals to implement similar governmental control. We cannot predict what actions federal, state or private payers for health care goods and services may take in response to any health care reform proposals or legislation. We currently expect to derive almost all of our revenues in the foreseeable future from the pharmaceutical and biotechnology industries. Accordingly, our success will depend, in part, upon the success of the companies within those industries and their demand for our products, solutions and services. Any reduction in the profitability of actual or prospective customers for our products, solutions and services could result in reduced revenues for us.

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

Risks Related to Holding Our Company’s ADSs and Shares

We are considering amending our depositary agreement, terminating our ADS program and delisting our ADSs from the Nasdaq National Market. If we decide to proceed with these contemplated measures, our company’s ADSs will no longer be traded on the Nasdaq National Market or any securities exchange or trading system in the United States and the depositary will sell our company’s shares underlying the ADSs held by you following a relatively short holding period without your consent unless you withdraw the underlying shares during this holding period.

In June 2004, our company announced that it is considering whether to delist its ADSs from the Nasdaq National Market and terminate its ADS agreement. Our company’s supervisory board has authorized our company’s management board to review whether to proceed with these measures and to proceed with implementing these measures if the management board determines them to be in the best interest of the company. If our company determines to proceed with these measures and to delist our company’s ADSs, our company’s ADSs would no longer be traded on the Nasdaq National Market. If we direct the depositary of our ADS program to terminate the deposit agreement and all outstanding ADSs, you would no longer be able to hold or trade any of our company’s ADSs following a period of thirty days after notice of this termination to our company’s ADS holders. In addition, you would not be able to trade our company’s ordinary shares underlying these ADSs on any U.S. stock exchange or U.S. trading system. In the event of this termination, you will be entitled to withdraw the ordinary shares underlying the ADSs held by you from deposit with the depositary during a one-year holding period following the termination. Our company may agree with the depositary to amend the deposit agreement to substantially shorten this holding period without your consent following a period of 30 days after notice of this amendment to the ADS holders. Following this holding period the depositary will sell the ordinary shares underlying the ADSs held by you without your consent and hold the proceeds from the sale in trust for your benefit unless you withdraw the underlying shares during the holding period.

If our company determines to proceed with these measures and to delist our company’s ADSs and to terminate our ADS program, our company’s shares may become beneficially owned by less than 300 shareholders that are U.S. residents. In that case, our company would no longer be subject to the SEC reporting requirements of the U.S. securities laws, including in particular the filing with the SEC of an annual report on Form 20-F and other quarterly or current reports that it has been required to file as a foreign private issuer under U.S. securities laws whose ADSs are listed on the Nasdaq National Market and are beneficially owned by at least 300 U.S. residents. In addition, the market price of our ordinary shares could decline further.

Our ADSs could be delisted from the Nasdaq National Market.

Our ADSs are currently listed on the Nasdaq Stock Market’s National Market. Continued listing requirements of the Nasdaq National Market include maintaining a minimum bid price of $1.00 per listed security, a market capitalization of $5 million, $10 million in shareholders’ equity and at least two market makers in our ADSs. If these requirements are not met, our ADSs would be subject to delisting from the Nasdaq National Market which could depress our share price even further.

You may be subject to adverse U.S. tax rules as a holder of our company’s shares or ADSs.

Special and adverse United States tax rules apply to qualified holders of our company’s shares or ADSs if our company qualifies as a “passive foreign investment company” (PFIC). In general, a PFIC is any non-United States corporation, if 75% or more of the gross income of such corporation for the taxable year is passive income, or if the average percentage of assets (by value) held by such corporation during the taxable year that produce passive income (e.g., dividends, interest, royalties, rents and annuities) or that are held for the production of passive income is at least 50%.

We believe that our company qualified as a PFIC during FY 2004. Based on current projections concerning the composition of our company’s income and assets, we believe that our company will also be treated as a PFIC during its current and future taxable years. If our company is treated as a PFIC for any taxable year during which a qualified holder holds shares or ADSs, the holder generally will be subject to a special and adverse tax regime with respect to any gain realized on the disposition of the shares and with respect to certain “excess distributions” made to the holder by the company. The adverse tax consequences include taxation of such gain or excess distribution at ordinary-income rates and payment of an interest charge on tax, which is deemed to have been deferred with respect to such gain or excess distributions. For more information concerning your possible tax treatment of our company as a PFIC and the potential adverse tax consequences to you, see “Item 10: Additional Information – Taxation – United States Taxation – Passive Foreign Investment Company Considerations”.

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

Dr. von Bohlen und Halbach owns in excess of 10% of the outstanding ordinary shares in our company. His spouse and children may hold additional shares in our company. As of August 12, 2004, Bayer AG held 7% of the outstanding ordinary shares in our company. In addition, various individuals had significant shareholdings in our company prior to our company’s initial public offering of its shares in August 2000. The sale of a large number of ordinary shares by any principal shareholder could have a negative effect on the trading price of our company’s ADSs or ordinary shares. We are not aware of any restrictions on the transferability of the shares owned by the principal shareholders of our company, any of their immediate family members or any related entity.

Our principal shareholders may be able to exert significant influence over our future direction and operations.

The amount of ordinary shares held by Dr. von Bohlen und Halbach and his family may enable Dr. von Bohlen und Halbach to exert influence over our future direction and operations, including by voting these shares at our company’s shareholders’ meetings.

You will be subject to exchange rate risks, and the market price of our company’s ADSs may decline if the value of the euro falls against the dollar.

Individuals and entities located in the United States who hold our company’s ADSs and our company’s shares will bear currency exchange rate risk. An increase in the value of the euro relative to the dollar will cause a decrease in the dollar value of our company’s shares, which will also affect the market price of our company’s ADSs on U.S. securities markets. You may receive a reduced dollar value upon the sale of our company’s ADSs or shares held by you as the result of the dollar/euro exchange rate in effect at that time which may have no relation to the operations or prospects of our company.

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

The trading prices of our company’s ADSs and ordinary shares have experienced and may continue to experience significant volatility. The current trading price of our company’s ADSs and ordinary shares reflect certain expectations about the future performance and growth of our company, particularly on a quarterly basis. However, our revenue and expenses can vary, sometimes substantially, from quarter to quarter, causing significant variations in operating results during certain quarters and in growth rates compared to prior periods. Any shortfall in revenue, expenses or net losses or earnings from levels projected or estimated by us or annual, quarterly or other projections or estimates made by securities analysts could have an immediate and significant adverse effect on the trading price of our company’s ADSs or ordinary shares in any given period. Additionally, we may not be able to confirm any such shortfalls until late in the quarter or following the end of the quarter because license or service agreements are often executed late in a quarter. Finally, the stock prices for many companies in the software and biotechnology sectors have experienced wide fluctuations, which may not have been directly related to our company’s operating performance. The trading price of our company’s ADSs or ordinary shares may fluctuate in response to the announcement of new products or product enhancements by us or our competitors, technological innovation by us or our competitors, quarterly variations in our competitors’ results of operations, changes in revenue and revenue growth rates on a consolidated basis or for specific geographic areas, business units, products or product categories, speculation in the press or financial analyst community and general market conditions specific to particular industries. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. Any such securities class action litigation against us, with or without merit, could result in substantial costs to us and the diversion of management’s attention and resources.

Item 4: Information on the Company

Organization and History

The legal name of our company is LION bioscience Aktiengesellschaft. Our company, located in Heidelberg, Germany, was founded in March 1997 around a nucleus of six scientists from the European Molecular Biology Laboratory in Heidelberg, Germany and the University of Heidelberg, together with the former chairman of our management board, Dr. Friedrich von Bohlen und Halbach. Our company is a stock corporation (Aktiengesellschaft) organized in the Federal Republic of Germany under the Stock Corporation Act (Aktiengesetz) and was incorporated on March 4, 1997 by registration with the commercial register (Handelsregister) of the lower court (Amtsgericht) in Heidelberg, Germany, under entry number HRB 5706. We have subsidiaries in the United Kingdom and the United States of America and in addition to our headquarters in Heidelberg, Germany, we maintain sites in Cambridge, United Kingdom and Cambridge, Massachusetts, USA.

We offer and develop software products and solutions for use by research organizations of life sciences companies, including in particular data and application integration technologies as well as data analysis and predictive modeling tools and applications for the biology and chemistry stages of the drug discovery process. Our products and solutions are designed to accelerate drug discovery and development. We also offer global professional services to customers related to these products and solutions.

In August 2000, our company completed the initial public offering of its ordinary shares and ADSs consisting of public offerings in Germany and the United States and an offering to institutional investors outside the United States and Germany. The net proceeds to us from these offerings totaled approximately € 209.29 million. Our ordinary shares are listed on the Frankfurt Stock Exchange in the market segment Geregelter Markt with additional qualifications (Prime Standard). From August 11, 2000 until December 31, 2002, our ordinary shares were listed in the market segment Neuer Markt of the Frankfurt Stock Exchange. Our company’s ADSs have been quoted on the Nasdaq National Market since August 11, 2000. For further information concerning our company’s initial public offering and the stock market listings of our company’s securities, see “Item 9: The Offer and Listing”.

On March 14, 2001, we acquired Trega, which was merged into our subsidiary LION Bioscience Inc. On January 30, 2002, we acquired NetGenics. We ceased our internal drug discovery activities, which we called iD3TM, in FY 2003.

The principal office of our company is located at Waldhofer Str. 98, 69123 Heidelberg, Germany. Our company’s telephone number is: +49 (0) (6221) 4038-100. The principal office of LION bioscience Inc., our main U.S. subsidiary, is 101 Main Street, 17th floor, Cambridge, MA 02142. Our agent for service in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011. Our Internet address is http://www.lionbioscience.com. None of the information on our Web site is incorporated by reference into this annual report.

Industry Challenges

The life sciences industry – the principal market for our products, solutions and services – has undergone major changes in the past years. Life sciences companies face significant pressures to develop new drugs that can generate substantial return on research and development (R&D) costs while also contributing to improved human health and life expectancy. As the product pipelines of pharmaceutical and other life sciences companies have begun to dry up, and several key product patents have either already expired or are drawing close to expiration, the pressure to increase drug discovery research productivity and accelerate the entire drug development process has intensified greatly. The cost of drug development has risen dramatically. According to the U.S. Department of Health and Human Services, the rollout of a successful new product cost approximately 1.1 billion dollars from 1995 to 2000; since then, the costs per drug have risen to approximately to 1.7 billion dollars. Thus, as productivity has dropped, costs have sharply risen.

Life sciences companies face the following pressures: to reduce the time (and therefore the cost) of developing new drugs, and, at the same time, to develop a greater number of new drugs or, to have a greater number of their drug candidates emerge from their R&D pipeline as approved and successful therapeutic products. Many large pharmaceutical companies are not currently meeting these objectives, as they lack the requisite number of “blockbuster” chemical entities in their product pipeline, and as patents on existing blockbuster drugs expire, generic drug manufacturers are generating increasing market pressure.

The demand for our IT products, solutions and services is driven by these fundamental changes in the business of the largest pharmaceutical companies, as our offerings are designed to accelerate the biology and chemistry stages of the drug discovery process at large pharmaceutical and other life sciences companies. We believe that through the use of effective IT products and solutions in the drug discovery process, companies in the life sciences industry may be able to evaluate scientific data faster, more cost-effectively and more comprehensively to create new product candidates and to select the more promising candidates at the earlier stages of the discovery and development process.

Our Strategy

We have adjusted our strategy to respond to the current market need for IT-driven solutions designed to accelerate the early phases of the drug discovery process. As a result, we have moved away from offering comprehensive IT solutions for the drug discovery process, such as our so-called i-biology® and our pharmacophore solutions, which we had implemented for Bayer under two multi-year collaborations, and our proprietary data and application integration platform LION DiscoveryCenter™. For more information concerning our collaborations with Bayer, see “-Customers –Our Customer Relationship with Bayer”.

Our LION DiscoveryCenter™ platform was designed to integrate disparate data analysis and IT applications that are used throughout the life sciences R&D process, in particular bioinformatics and cheminformatics tools and applications, and the diverse data structure and databases, in particular biological and chemical data. LION DiscoveryCenter™ was thus designed to enable R&D organizations to manage the enormous volume, diversity and complexity of their data and to integrate this data with the disparate analysis tools and applications across the different R&D departments.

We developed LION DiscoverCenter™ as a comprehensive IT platform in response to a key bottleneck facing R&D organizations at the large pharmaceutical companies when using IT systems for their R&D processes: the integration of diverse, complex and voluminous data from the various phases of the drug discovery process (biological, chemical, pre-clinical and clinical phase) as well as the integration of the large number of disparate data analysis tools and software applications used in these various phases. LION DiscoverCenter offered a comprehensive solution that cut across many aspects of a potential customer’s R&D organization. In addition, we also created LION Target Engine™ as a comprehensive solution for the biology phase of the drug discovery process.

However, because of the shift in focus by the large pharmaceutical companies to the later stages of the R&D process as discussed above, and a corresponding slowdown in investments by life science companies in comprehensive IT solutions, demand for LION DiscoveryCenter™ remained below our expectations. At the same time, we noted steady demand for individual IT applications for use in the early stages of the R&D process.

As a result of current market demand, we have thus adjusted our strategy away from offering complete or comprehensive solutions and to focus on our core product offerings, namely our industry-leading SRS data and application integration technology and stand-alone IT applications, such as our LION Target Engine™ software application suite, which we launched in FY 2003, as well LION Lead Engine™, our software application suite for the chemistry phase of the drug discovery process which we launched in August 2004 with LeadNavigator™ as the main product component. We will continue to provide complete solutions to customers upon demand.

While we no longer offer LION DiscoveryCenter™ as an individual solution, we continue to service and maintain existing LION DiscoveryCenter™ installations at our customer sites. Individual modules of LION DiscoveryCenter™ will be used in our existing and future core. In addition, our professional services organizations may use LION DiscoveryCenter™ technologies in individual customer projects.

We pursue a customer focused strategy designed to respond to the demands of the R&D organizations of life sciences companies. We will therefore strive to continue to improve our industry-leading SRS technology in accordance with customer requirements on the basis of available technologies. For example, we are currently exploring the development of full text searching and text mining capabilities as part of a new version of SRS. In addition, our development activities are focused on modularizing our LION Target Engine™ solution into a suite of software applications or by separating out individual components. These modules are expected to run independently of one another and be made available to our customers on a stand-alone basis. However, the full potential of these modules could only be exploited when used in conjunction with one another.

The following graphic illustrates our IT development strategy. The shaded areas of the graphic are areas of need in the drug discovery process for which we intend to develop new products in the future:

The architecture of our core products is open, scalable and modular – in other words they are suited to a growing number of users and designed to meet increasing technological and content requirements. Their open environment allows customers to continue using their internally developed or licensed IT applications and databases. Our professional service team can assist our customers with integrating their own or third-party solutions and databases as well as our IT applications and technologies, as illustrated by the arrows in the above graphic.

We have identified the following two key strategic goals for the current financial year:

•	To increase market penetration of our products; and

•	To enter into the market for IT applications for use in the chemistry phase of the drug discovery process with our own software offering.

Our first strategic goal is to increase market penetration, especially in the United States. Since we have only been active in this geographic market with a significant presence for approximately three years, a substantial opportunity to increase market share exists in the United States. We expect to gain market share in the North American market though our refocused product strategy as well as our U.S. operations which we have restructured to focus on sales, marketing and professional services for the U.S. market.

In FY 2004, we entered the market for IT applications to be used in the chemistry phase of the drug discovery process. We initially entered this market through a strategic alliance with DeltaSoft and its sister company ChemCart, pursuant to which we became the preferred reseller of the IT applications offered by these collaboration partners. In addition, we recently became the exclusive global distributor of ChemNavigator’s products. We have also gained experience in this market as a result of our multi-year collaboration with Bayer in the area of pharmacophore informatics as well as through our iDEA predictive modeling software which we originally developed for predicting relevant absorption, distribution, metabolism, and excretion (or ADME) characteristics of potential drugs during the preclinical phase of the drug discovery process. With LION Lead Engine™ we offer our own software application suite for the chemistry phase of the drug discovery process. This software suite offers components from our own product developments, applications developed in the course of our pharmacophore informatics collaboration with Bayer as well as components and technologies from various collaboration partners, such as DeltaSoft and ChemCart, ChemNavigator, and BioByte. We recently released LeadNavigator™ as a component application of LION Lead Engine™.

Finally, we plan to expand our collaborations with leading academic institutions, such as the European Bioinformatics Institute (EBI) of the European Molecular Biology Laboratory (EMBL), in order to explore new trends and developments in academia and to further strengthen our position as a leading supplier of IT solutions for the life sciences. In addition, we expect these projects with academic organizations to promote a knowledge transfer designed to compensate for the workforce reductions in our R&D organization as a result of our restructurings in recent years.

Our business model is essentially that of a traditional software company. We generate revenue from the sale of software licenses, maintenance and support of our software products, and from offering professional services with respect to software development projects. An important distinguishing characteristic of our business model is the interdisciplinary collaboration of IT experts, natural scientists and process specialists in one team.

Our Technologies, Solutions, and Products

Data and Application Integration Technologies

One of our core competencies is the development of data integration and application integration technologies for managing the volume, diversity and complexity of data generated in the life sciences R&D process and integrating disparate data analysis tools and software applications used to process such data.

SRS Software Suite

SRS is a software suite for the collection, integration and administration of data during the early phases of the drug discovery process. SRS is capable of integrating the diverse universe of biological data from heterogeneous data sources by connecting customers’ internally developed and licensed third party databases with over 400 public domain databases through a single query and navigation interface without losing data in file and format conversions. SRS is designed to query and integrate data from so-called “flat file” databases, as the vast majority of biological databases contained flat file database structures. SRS is also capable of integrating and querying databases containing data in the XML format. SRS provides customers with an expandable framework for their data integration needs. Using SRS’ extensive platform, researchers can integrate new databases into the system and exploit the links between different databases. SRS is designed to grow with the increasing volume and complexity of biological data. SRS also enables bioinformaticians to develop applications and algorithms on top of SRS. The SRS software is regarded as a market leader for biological data integration and is used by over 280 commercial and academic customers. With the SRS Relational module, users can access and integrate relational data. With SRS Gateway for Oracle module, Oracle users have access to SRS. Since chemical structures are, to a large extent, managed in relational databases, SRS creates an effective link between chemical and biological data.

We provide value-added modules as part of the SRS software suite to enable our customers to expand the SRS system.

We offer the entire SRS software suite, including all different modules, together with a professional services package for software installation and customization.

Research Software Applications

We offer a number of IT products designed for use in the earlier stages of the drug discovery process. Our core IT software application suites, LION Target Engine and LION Lead Engine, which is still under development, include components from collaboration partners and other licensors. In addition, we act as preferred resellers for a number of applications for use in the chemistry phase of the R&D process.

LION Target Engine™

LION Target Engine™, which was released in June 2003, is a stand-alone application suite for use in the biology research phase of the drug discovery process. We plan to release a new version of LION Target Engine™ during the current fiscal year. LION Target Engine™ is designed to speed up the identification, prioritization, and validation of biological targets for further development by offering an extensive range of functions — from targeted data analyses and visualization through analysis and interpretation of biological information. LION Target Engine™ consists of different application modules that we also offer separately.

Each application uses a Summary Sheet feature as a sharable and easy-to-understand web-based report containing all essential target related data. In addition, advanced user management and data sharing capabilities are always provided to assist research scientists to further interpret data.

Major application modules of the LION Target Engine™ suite include:

Gene Hub. The central data-unifying Gene Hub brings together all target related information.

Pathway and Interaction. The Pathway and Interaction application enables users to import, modify, create and share any kind of network information. This application offers a user friendly interface with extensive editing and note taking capabilities complemented by import and export functionality. This application enables research scientists on the relevance of specific biological targets.

Registration Module. The Registration Module allows registration of sequences, in a similar fashion as the registration of chemical compounds. Templates allow users to store target information in a standardized way, and target information can be shared with other users.

Annotation Module. The Annotation Module allows manual and high throughput automated annotation of sequences. Multiple workflows use expert reasoning to predict functions of proteins and nucleic acids. Workflows can be modified to address specific customer needs.

LION Target Engine™ Annotation is the successor application to our bioSCOUT® software, which provided easy-to-use automated methods for the comprehensive and simultaneous annotation of single or multiple gene and protein sequences, eliminating the tedium of repetitive manual sequence analysis. We no longer offer bioSCOUT® but continue to support existing customer installations of bioSCOUT®. Like its predecessor bioSCOUT®, LION Target Engine™ Annotation is specifically designed for automated, comprehensive analysis of sequences, but extends this functionality with additional workflows, optimized viewers and editing capabilities.

In addition to these applications, LION Target Engine™ also offers:

•	A Genome Viewer to visualize the genomic organization and all related information;

•	An Assay Viewer to view numerical experimental data;

•	A Text Mining component to filter for relevant target related information in texts;

•	A Protein Structure component to find matching structures; and

•	A Target Tracking component to investigate the progress of targets in a customer’s R&D pipeline.

LION Target Engine™ can be connected to on site legacy tools and databases of a customer’s R&D organization to transfer data between disparate applications and products

LION Lead Engine™

The first module of our LION Lead Engine™, LeadNavigator™, was released in August 2004. We expect to release additional modules in the future. Through the LeadNavigator™ interface, users have a single point of access to all relevant databases, graphical views, calculators and tools.

Major application modules of the LION Lead Engine™ suite will include:

LeadNavigator™. LeadNavigator™ is a chemically aware spreadsheet that allows research scientists to visualize and analyze large sets of chemical, numerical and textual data from one easy to use interface. By providing access to calculators and other tools used for compound prioritization and optimization, and offering synchronization between the spreadsheet and a range of graphical views, LeadNavigator™ provides the scientist with decision support for chemical compound lead identification and optimization. The spreadsheet provides a single point access to both standard statistical methods as well as algorithms used for compound identification, prioritization and optimization, including structure clustering, maximum common substructure calculation, R-group deconvolution, and Lipinski Rule value calculations that better assist research scientists in determining their compounds of interest. Synchronization between the spreadsheet and a range of linked graphical views, including scatter plots, histograms, and dendograms, help scientists find trends amongst the data. LeadNavigator™ also includes a dataset of small molecule active compounds in FDA approved drugs, including prescription, over the counter, and discontinued chemical entities and their associated data derived from the FDA Orange Book, published by the U.S. Food & Drug Administration.

LeadNavigator™ can be integrated with an organization’s existing cheminformatics infrastructure, as well as be combined with leading commercial interfaces for accessing chemical and biological data, such as ChemCart™ of DeltaSoft and ChemCart or the MDL® ISIS product suite. In addition, third party or in-house computational algorithms and tools can be integrated into the spreadsheet to provide additional functionality.

LeadNavigator™ leverages the technology developed by us as part of our pharmacophore informatics collaboration with Bayer. In addition, we licensed the cLogP™ calculation software from BioByte for incorporation into LION’s LeadNavigator™. BioByte’s cLogP™ software provides accurate hydrophobic estimations and calculations based on established chemical interactions, not solely on statistics, thereby providing valuable and precise information to the user. In addition, we licensed with custom software modules from ChemNavigator for integration into LeadNavigator™.

iDEA pkEXPRESS™. iDEA pkEXPRESS™ is a comprehensive software program developed to predict relevant pharmacokinetic and ADME characteristics of potential drugs. We released iDEA pkEXPRESS™ in May 2003. The system can be deployed as a desktop application or as an ADME compute engine in a larger IT system. The program’s physiological models were trained using a diverse data set of internally generated in vitro data, human physiological pharmacokinetic data from successful and failed clinical trials, and chemical structures.

ChemCart™. ChemCart™ provides a web-based interface to chemical data cartridges. Scientists can display structures, data and images in a customized report form. Through ChemCart™, users can access chemical data stored in Oracle® databases, and biological data stored in databases accessible through our SRS data integration system. ChemCart™ is owned and developed by our collaboration partners DeltaSoft and ChemCart. We act as preferred global distributor of ChemCart.

Compute Engine Framework. Through the compute engine framework, customers can integrate additional third party tools and calculators.

Research Software Applications for Resale by Us

In addition to our own research software applications, we act as preferred global distributor of ChemCart™, CRISTAL™ and DeltaBook™, the research software applications of DeltaSoft Inc., a leading software provider specializing in software applications for the chemistry research phase of the drug discovery process, and its sister company ChemCart L.L.C. In addition, we act as the exclusive global distributor of the databases, software applications and services of ChemNavigator Inc.

Professional Services

We provide professional services in respect of our products and solutions through our LION SolutionCenter™. The Center is a global professional services organization designed to enable companies to transition from conventional R&D processes to efficient and productive IT-driven R&D processes. In this connection, our professional services staff provides expert guidance in design, implementation and optimization of new solutions based on our products and technologies. In addition, we offer training and on- and off-site installation and configuration assistance.

Caco-2

In 1997, NaviCyte, Inc., a subsidiary of Trega Biosciences, entered into exclusive license agreement with the Sloan-Kettering Institute for Cancer Research concerning the exclusive commercial use and distribution rights of the Caco-2 cell line. The Caco-2 cell line originated in the laboratories of the Memorial Sloan-Kettering Cancer Center in 1974 and was deposited with the American Type Culture Collection (ATCC). This deposit was made subject to the condition that Caco-2 cells would not be utilized for commercial purposes by any person without Sloan-Kettering’s prior approval. Sloan-Kettering granted to NaviCyte the exclusive license to utilize the Caco-2 cell line for commercial purposes, including the right to grant sublicenses to commercial entities for the use of the Caco-2 cell line. Following our acquisition of Trega Biosciences, we entered into a Restated Exclusive License Agreement with the Sloan-Kettering Institute for Cancer Research in January 2004, to extend our exclusive commercial use rights of Caco-2 for an additional period of up to ten years. Under this restated agreement, we hold the exclusive right to use, license and distribute Caco-2 to for-profit entities, including the right to enforce Sloan-Kettering’s rights arising from unauthorized, infringing or unlawful uses or exploitation of the Caco-2 by third parties. We have agreed to pay Sloan-Kettering an annual license fee as well as royalties from our distribution and commercialization of Caco-2, including from any enforcement of Sloan-Kettering’s rights. If we fail to make the annual license fee, our rights under this agreement become non-exclusive and we will no longer be entitled to license or distribute Caco-2.

We have entered into agreements with a number of large pharmaceutical and biotechnology companies granting the right to use Caco-2 for commercial purposes.

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

Consistent with our strategy to focus on our core competencies and to respond to demands and opportunities in the life sciences industry, we decided to focus solely on providing IT products and solutions to external life sciences companies. Accordingly, we ceased our internal drug discovery program by the end of calendar year 2002. We have licensed intellectual property and results of our research from our iD3™ activities to PheneX AG, a Heidelberg based company founded by former iD3™ employees, on an exclusive basis. PheneX also held an option to purchase specified intellectual property from us, which PheneX has exercised. Since PheneX exercised the option, we are entitled to receive a specified portion of the net proceeds from any sale of this intellectual property by PheneX at any time prior to September 30, 2005.

We sold our remaining inventory of Chem.Folio® libraries of chemical compounds that we obtained from Trega in connection with our acquisition of that company during FY 2004. At the end of FY 2004 we ceased selling our arrayTAG™ and arrayBASE™ products, although we may in the future market and sell these products primarily or exclusively through third party distributors. arrayTAG™ is a collection of clones of mouse, rat and dog cDNA, which are generated by a novel technology developed as a result of our iD3™ activities to specifically tailor cDNA clones for chip technology. These clones facilitate the production of high-quality microarrays. arrayTAG™ is directly linked to our integrated annotation database arrayBASE™ to speed up access to in-depth information about differentially expressed genes.

Customers

We currently have more than 100 for-profit customers throughout the global life science and health care industries. In FY 2004 and in the current fiscal year, we completed multi-year software development projects for Bayer and Schering AG.

Our Customer Relationship with Bayer

For more information on our arrangements with Bayer, see “Overview” under Item 5 and “Material Contracts” under Item 10 of this annual report.

Our i-biology® Arrangement with Bayer

From July 1, 1999 until June 30, 2004, we implemented a customized solution for Bayer, which we call i-biology®, which involved the development and application of IT systems for high-throughput identification and validation of new drug targets, diagnostic markers and SNPs from genomics sources as an integral part of Bayer’s own gene discovery activities. In addition, we identified a number of potential drug target genes, annotated the function of a number of drug target candidates provided by Bayer, and identified and validated certain genetic markers. We also established and expanded an intranet-based research information management framework for all of Bayer’s research sites in North America, Europe and Japan and set up an organizational infrastructure to implement a new model of gene-based drug discovery based on this IT infrastructure. In June 2000, we expanded this arrangement with Bayer into the areas of plant protection and animal health. In June 2003, we agreed with Bayer to modify our delivery requirements for drug targets and our software development obligations. Pursuant to this agreement, we were no longer required to deliver any novel drug targets. Instead, we agreed to use our best efforts to analyze a specified number of genes as drug targets that belong to certain gene classes known to be successful in drug development as specified further in a Target Validation Plan and provide certain analysis and annotation services relating to these targets. We established LION bioscience Research, Inc., a wholly owned subsidiary in Cambridge, Massachusetts, to perform this i-biology™ arrangement, including the development of these customized IT solutions for Bayer. Following the completion of our i-biology® collaboration, we closed down the operations of LION bioscience Research, Inc.

All rights and title to all information technology developed by LION bioscience Research, Inc., will belong to our company, subject to a grant to Bayer of a license to use such information technology for Bayer’s internal purposes only. Our company has agreed not to market or distribute any resulting IT products or solutions commercially for a period of one year from the time the relevant information technology becomes workable and has been tested and accepted by Bayer.

Our Pharmacophore Informatics Project for Bayer

In August 2004 we delivered the final software development milestone to Bayer, which is still subject to acceptance by Bayer, under a project in the areas of pharmacophore informatics and cheminformatics that commenced in October 2000. Under a separate collaboration agreement, we had agreed to provide Bayer with an integrated pharmacophore and informatics technology platform to speed Bayer’s identification of lead candidates for its drug and agricultural chemical programs. Under this arrangement, we delivered and developed information technology and software, such as pharmacophore and informatics tools, for Bayer to significantly enhance Bayer’s lead identification and optimization capabilities for pharmaceutical and agrochemical discovery.

Our performance under this project was originally divided into four successive milestones and the collaboration was to expire when Bayer accepted our performance of the fourth milestone, which was originally due on March 1, 2003. We then entered into a number of amendments to the collaboration agreement. We have delivered the final milestone, which is still subject to acceptance by Bayer. Any software developed or invented under this collaboration and all other developments, inventions, know-how, whether patentable or not, will be owned by our company. We will grant to Bayer and the Bayer group an irrevocable, non-transferable, non-exclusive, worldwide license to use this software, inventions and know-how for internal purposes only for the maximum period of time legally possible. Following Bayer’s acceptance of the final milestone, we have the unrestricted right to commercialize this software, inventions and know-how.

Following acceptance of the final milestone, we may have to pay to Bayer limited royalties for new products created or services performed in the field of pharmacophore and informatics.

Our Customer Relationship with Schering

In March 2003, we entered into a Corporate Gene Database Project Agreement with Schering AG for the development of a corporate gene database for Schering that restated and replaced the original Software License and Project Agreement between Schering and NetGenics, a company that we had acquired in January 2002. Under the agreement, we agreed to continue performing the corporate gene database project which Schering had originally contracted for with NetGenics in May 2001 by developing and delivering to Schering the remaining software deliverables under the project using our LION DiscoveryCenter™ and SRS software platforms. Schering agreed to make an aggregate payment of approximately $1.2 million to us for all deliverables under this project in installments based upon achievement of project milestones. Schering made the final payment of $0.2 million after final acceptance by Schering of the third software deliverable on March 31, 2003.

In March 2003, we entered into Non-Exclusive License Agreements and Maintenance and Support Agreements with Schering for a combined term of six years, subject to Schering’s right to terminate the agreements effective at the end of the third year of the term. Under these agreements, Schering has licensed the software deliverables developed under the project agreements, which comprise customized and standard components of LION DiscoveryCenter™ and SRS, to be used for a limited number of Schering users and purchased software maintenance and support services from us. In addition, as part of our maintenance and support obligations, we delivered to Schering a maintenance release comprising corrections and software functionalities to the software solutions developed under the Corporate Gene Database Project Agreement. The aggregate license and maintenance and support fees for the first three years of the license term are slightly in excess of $1.5 million. Schering has agreed to pay an additional $1.6 million in license and support and maintenance fees for years four through six of the six year term (unless Schering has elected to terminate the agreement early as described above). License and maintenance and support fees would also increase if Schering added additional users for this software solution.

Revenue by Geographic Region

For information regarding a distribution of revenues by geographic market, see “Item 5: Operating and Financial Review and Prospects — FY 2004 Compared with FY 2003 — Revenues”.

Revenue Categories

The information regarding a distribution of revenues into categories, see “Item 5: Operating and Financial Review and Prospects — FY 2004 Compared with FY 2003 — Revenues”.

Research and Development

In-house activities

We are actively engaged in R&D programs to develop new software products and provide additional value-added solutions to customers in the broader life sciences industries. Our research and development expenses related to the development of our IT products and solutions have remained high compared to our selling and general and administrative expenses. Excluding R&D expenses from our internal drug discovery program, which we discontinued by the end of calendar year 2002, our R&D expenses totaled €12.507 million in FY 2004, €34.225 million in FY 2003 and €33.900 million in FY 2002.

Our R&D activities focus primarily on the continued development of our integration platform technologies and the related application suites for the biological, chemical and pre-clinical phases of the drug discovery process. The increased R&D expenses in FY 2003 were due primarily to our efforts to complete our LION DiscoveryCenter™ integration platform, our LION Target Engine™ and iDEA™ pkEXPRESS™ application suites and a new version of our SRS system. In addition, these increased costs reflect the restructuring of our global R&D organization.

In FY 2003, we commenced an integration and restructuring program of our global R&D organization. The goal of this program was to streamline the operational structure of our R&D organization, reduce organizational complexity and concentrate development efforts for products and solutions in individual centers of excellence dedicated to those technologies. We completed this process in FY 2004. Accordingly, we closed all of our IT development sites in the United States in FY 2003 and FY 2004 and transitioned our IT development work to our sites in Heidelberg, Germany and Cambridge, United Kingdom.

As a result of this integration and restructuring program, we have reduced the number of employees working in our worldwide IT development organization. As of March 31, 2004, a total of 53 full-time equivalent employees worked in our global IT development organization, compared with 177 full-time equivalent employees in R&D as of March 31, 2003. This number has markedly declined as a result of the workforce reduction at our Heidelberg site and the closing of our Cleveland, Columbus and San Diego development sites. Our development activities with respect to our SRS data and application system continue to be located at our site in Cambridge, UK, while our research software applications, such as LION Target Engine™ and LION Lead Engine™, are developed at our site in Heidelberg, Germany.

Alliances

As part of our strategy, we have maintained or entered into a number of strategic alliances and collaborations with other leading industry participants for the creation and development of our IT solutions and for the application of our solutions to new areas of life science R&D. The following are the more significant of our current arrangements. We terminated our joint venture with Paradigm Genetics for the performance of a multi-year development project funded in part by an Advanced Technology (ATP) grant from the U.S. National Institute of Standards and Technology (NIST) by written notice given in June 2004. We have not received confirmation from NIST that we are released from the project. We do not expect to incur any further obligations under this project.

DeltaSoft and ChemCart

In October 2003, we entered into a license agreement, a reseller agreement and a professional services agreement with DeltaSoft Inc., a privately owned developer of software for use in the chemistry phase of the drug discovery process, and its sister company ChemCart LLC. DeltaSoft and ChemCart appointed us as the preferred global reseller and distributor of their ChemCart™, CRISTAL™ and DeltaBook™ software products, including as bundled with other software products owned or licensed by us. We have agreed to pay DeltaSoft and ChemCart royalties with respect to resales of these software products and have committed to payment of a minimum guaranteed royalty during the first twelve months of this preferred reseller agreement. DeltaSoft and ChemCart have also agreed to provide our customers with technical support with respect to these software products. As a preferred reseller, we hold the worldwide exclusive resell and distribution rights to these software products except for distribution rights DeltaSoft and ChemCart granted to another distributor under a pre-existing distribution agreement. The preferred reseller agreement runs for an initial term of two years.

We also entered into an exclusive license agreement to incorporate these software products into our products and other software applications owned or licensed by us. We have agreed to pay DeltaSoft and ChemCart royalties with respect to sale of our software products integrated with their software products. The exclusivity of our license is subject to limited bundling rights of another distributor of DeltaSoft and ChemCart under a pre-existing agreement. In addition, we enjoy more favorable pricing and royalty terms than this other distributor. DeltaSoft and ChemCart have agreed to provide us with technical back-up support with respect to these software products. The preferred reseller agreement runs for an initial term of two years. DeltaSoft and ChemCart have agreed to develop the necessary integration software to integrate their software products with ours pursuant to a separate consulting and professional services agreement.

Under this two-year consulting and professional services agreement, DeltaSoft and ChemCart have agreed to provide cheminformatics software development and consulting services to us and our customers on projects defined by us. We have agreed to engage DeltaSoft and ChemCart as our preferred consultants and have agreed to restrictions in engaging third parties to provide these services. We will own the software and intellectual property resulting from any of these services.

We also have a right of first refusal with respect to any of the following transactions involving DeltaSoft or ChemCart: sale of all or substantially all assets, merger with another entity, transfer of control over the capital stock to a third party or issuance of new capital stock or ownershipinterests to a third party.

ChemNavigator

In July 2004, we entered into a license and reseller agreement with ChemNavigator, Inc., a privately owned developer of software and databases for use in the chemistry phase of the drug discovery process. This collaboration consists of a perpetual non-exclusive license agreement to incorporate certain ChemNavigator software components into our LION Lead Engine and other software applications owned or licensed by us, and a distribution agreement giving us the exclusive worldwide rights to distribute ChemNavigator’s iResearch Library database and iResearch System as well as ChemNavigator’s 3DPL software, including as bundled with other software products owned or licensed by us. We paid a one-time perpetual license fee to ChemNavigator for our perpetual non-exclusive use and integration rights to these software components. In addition, we have agreed to pay ChemNavigator royalties with respect to resales of ChemNavigator’s database and software. Our exclusive distribution rights may terminate after an initial twelve months period, if we do not meet certain minimum royalty thresholds. For additional information concerning our relationship with ChemNavigator, see “Item 7: Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with ChemNavigator”.

IBM

In November 2001, we entered into a strategic alliance with International Business Machines Corporation (or IBM) for the development and marketing of joint life sciences informatics solutions based on our and IBM product offerings and joint enterprise-wide drug discovery solutions and services, including enterprise-wide solutions and services to specified customers, which will combine IBM and our technologies to expedite the drug discovery process. As part of this strategic alliance, we agreed to collaborate with IBM to combine our SRS data integration system with IBM’s DiscoveryLink™ data integration software. We granted IBM a limited developer license to SRS that allows IBM to use SRS to provide integration services for integrating SRS and DiscoveryLink™ to joint integration customers and for integrating IBM middleware with SRS with our consent. IBM has granted us a developer license to DiscoveryLink™. We have also agreed to port and make SRS and other specified IT product offerings available on IBM hardware platforms and integrate them with IBM middleware, including IBM’s WebSphere® Internet infrastructure software. In FY 2003, we successfully ported SRS to IBM’s AIX operating system. In addition, we developed the software to combine SRS with DiscoveryLink™ during FY 2003. Our strategic alliance with IBM will end in November 2004. However, we have agreed with IBM to continue to support current and future versions of SRS on IBM’s AIX operating system through July 1, 2006.

In financial year 2004, we terminated our relationship with IBM with respect to our discontinued LION Hosted Services (or LHS) offering. Under that arrangement, IBM had acted as the hardware and hosting services provider for our LHS offering and as reseller of LHS.

TEMIS

In July 2004, we entered into a license and a reseller agreement with TEMIS S.A., a privately owned developer of text-mining software. Pursuant to the license agreement, we have the right to incorporate certain text-mining software components into our SRS system, our research software applications and other software owned or licensed by us, and a distribution agreement giving us worldwide preferred reseller rights. We have agreed to pay TEMIS royalties with respect to resales of TEMIS’ software subject to guaranteed minimum payments per resale. The initial term of our reseller and licensing rights is three years. TEMIS has agreed to provide us and our customers with technical back-up support with respect to these software products.

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

We market and sell our solutions, products and services through our direct sales force in all markets other than Japan, Taiwan, Singapore and India, where marketing and distribution are handled by distributors and external sales consultants. As of March 31, 2004, our sales and marketing organization consisted of approximately 32 full-time equivalent employees. Our sales and marketing organization maintains offices in the United States, the United Kingdom, and Germany and a representative in France.

As part of our global marketing strategy to establish SRS as the standard biological database integration platform in the life sciences industry, and pursuant to the terms of our exclusive SRS licensing arrangement with the European Molecular Biology Laboratory (EMBL), we have made SRS available to academic institutions free of charge for their internal research purposes. Leading academic and research institutions around the world take advantage of SRS, including the Institute Pasteur, the German Cancer Research Center, the Sanger Centre, and the EMBL. Under the terms of our academic license agreements, academic institutions may typically enable free online access to SRS to non-commercial users and through SRS provide free access to public databases and their content to researchers at not-commercial organizations. Under the terms of our license agreement with the EMBL, we authorized the EMBL to offer limited free online access to SRS to commercial users as well for the purpose of general research but did not allow excessive use by commercial companies as determined in our sole discretion.

As part of our marketing strategy and to demonstrate the powerful search capabilities of SRS, we agreed in principle with the EMBL in March 2004 to authorize academic licensees to make online access to basic versions of SRS available on the Internet for users from commercial organizations as well and to enable these commercial users to conduct unsecured online queries of third party databases free of charge. In addition, we agreed with the EMBL in principle that the SRS server operated by EMBL’s subsidiary, the European Bioinformatics Institute (EBI), will be set up as a public reference server for worldwide access by researchers from commercial and non-commercial organizations. We are currently in the process of negotiating amendments to our academic license agreements with the EMBL and these other academic institutions to reflect our commitment to enable them to provide this free online access to SRS to researchers from non-commercial as well as commercial organizations.

We exhibit our products and services at various scientific conferences and trade exhibitions. Our scientists publish and present results of original research at these and other conferences throughout the world.

Competition

Our principal competitors include third-party commercial software developers, bioinformatics, cheminformatics and genomics companies, academic institutions and in-house software development teams at life science companies. Our competitors with respect to our SRS integration system and our research software applications include Tripos, MDL, Accelrys, IBM, and SimulationPlus. In addition to direct commercial competitors, the most important other source of competition comes from IT development teams within life science companies. Large pharmaceutical and biotechnology companies maintain software development teams that rival, or surpass in size, those at commercial IT development companies.

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

Intellectual Property

Our business and competitive position is dependent, in part, upon our ability to protect our proprietary technologies, processes, databases and information systems. Additionally, we may seek protection for inventions that do not belong to our core business when they promise to be of commercial or strategic interest. We protect our intellectual property primarily through trade secret and copyright law as well as non-disclosure, license and other contractual arrangements.

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

We have licensed granted patents and patent applications filed on the research results from our internal drug discovery activities to PheneX. For more information concerning our transaction with PheneX, see “- Internal Drug Discovery Activities” above. We are seeking licensees or purchasers for other granted patents and patent applications filed on these research results. These patents and patent applications involve inventions related to drug targets, diagnostic substances and/or procedures as well as novel targets and lead compound series with a potent activity against one or more specific nuclear receptors.

As of September 1, 2004, we held 5 granted or allowed IT patents and 44 pending IT patent applications related to our IT development activities that we may continue pursuing. The granting of patents on software and genomics is uncertain worldwide, currently under review and revision in many countries and may be difficult to enforce. We cannot give any assurances that any changes to, or interpretations of, the patent laws will not adversely affect our intellectual property. In addition, we cannot give you any assurances that the validity of any patent granted to us will not become subject to a successful legal challenge from a third party. We may decide not to pursue some or all of the patent applications related to our IT development activities. We may also abandon granted patents on our IT development activities in the future, if we do not believe that these patents serve to protect our IT developments.

Licenses

We grant software licenses pertaining to our IT solutions and products to our customers. For a description of our licensing policies, see “Overview — Sales and Customers” and “Critical Accounting Policies — Revenue Recognition” under Item 5 below. We do not charge license fees to academic licensees of our SRS software.

We have also granted select customers the right to use our SRS technology for their Internet portals. In March 2002, we developed and licensed a customized solution to Incyte Genomics based on our SRS technology that gives Incyte customers a user-friendly web-based interface to access and analyze the wealth of genomic and proteomic data and technology that Incyte provides through its information product offerings. Customers of the Incyte database offering must license this customized SRS solution directly from us. SRS also serves as the web portal platform for the Celera Discovery System™, established in March 2000, of the Celera Genomics Group at Applera Corporation, which allows for rapid access to human genome data. Pursuant to an an arrangement with Derwent that ends on December 31, 2004, We also host Derwent’s GeneSeq™ databases on an SRS server installation which enables Derwent customers to query the Geneseq™ databases using our SRS system.

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

In addition, we have licensed software and databases that are embedded in, or necessary to use, our LION Target Engine™ and LION Lead Engine™ software application suites, including our LeadNavigator™ application, such as from BioByte and our collaboration partners DeltaSoft and ChemCart as well as ChemNavigator and TEMIS. We are either entitled to sublicense this software or these databases to end-users, or end-users must obtain a license for these databases or software directly from the third-party licensor.

In July 2001, we licensed a wide range of chemical informatics applications and databases from MDL Information Systems, Inc, including MDL’s ISIS, Assay Explorer, Apex, Afferent and CrossFire Beilstein software. We obtained the right from MDL to develop and commercialize software applications that can interface with these software products of MDL, which allows us to enable our customers to integrate our research software applications with the cheminformatics products of MDL.

In May 2003, we entered into a three-year agreement with Silicon Genetics pursuant to which each party granted the other party a limited license to use certain specified software solely for internal developmental purposes.

We have entered into a Delineation Agreement with Lion Electronics International Computer Discount 2000 GmbH and Erwin Deutsch with respect to the use of the trade name LION. Pursuant to the terms of this agreement, we have agreed not to derive any rights arising from our use of the LION name against the rights to the LION mark of Lion Electronics International and Erwin Deutsch and to allow Electronics International and Erwin Deutsch to renew their trademark filings and to file derivative trademark applications except for certain trademarks owned by us, such as the LION name with the paw image, LION Solution Center, LION Lead Engine, LION Target Engine, and LION bioscience. In addition, we agreed to limit the use of the LION trademark to computer software and services with respect to software development and data management services in the area of biotechnology and life sciences and to use the LION mark only together with the paw logo. In return, Lion Electronics International and Erwin Deutsch has agreed not to oppose the registration of our trademarks with these use restrictions and to dismiss oppositions already filed against the LION trademarks. This agreement covers trademark applications in countries where LION Electronics International and/or Erwin Deutsch hold prior use rights to the LION trademark. In countries where we hold a prior use right, we will not oppose the filing by Lion Electronics International or Erwin Deutsch of the trademark LION with respect to uses outside the area of biotechnology or life sciences.

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

Seasonality

As is the case with other companies distributing software products, there may be a seasonal variability to our business relating to the receipt of orders for our IT products and solutions. Orders may increase in the fourth quarter of each calendar year, as business customers attempt to make full use of their IT purchase budgets before year end, and to a somewhat lesser degree in the first quarter of each calendar year, as business customer attempt to make first use of their IT purchase budgets.

Facilities

We do not own any real estate, but lease all of our facilities. We believe that our existing facilities are adequate for our current needs and that additional space, should it be needed, will be available.

Our principal administrative, sales and marketing facilities are located in leased premises of 35,573 square feet in Heidelberg, Germany. The lease expires on December 31, 2006. In FY 2004, we reduced our office space by approximately 8,000 square feet. We currently pay a monthly base rent of €32,000 and estimated monthly operating and maintenance expenses of €18,000. The base rent and operating expenses are subject to periodical adjustments. In October 2002 our company terminated a lease agreement for office space of approximately 30,345 square feet in Heidelberg in return for a one-time termination payment of €900,000. Our iD3™ activities in Germany were based in another leased facility in Heidelberg, with some 23,994 square feet of laboratory space. The lease for this facility was terminated in its entirety in February 2003 as a result of the discontinuation of our internal drug-discovery activities. We paid monthly base rent equal to €20,500 and monthly operating and maintenance expenses equal to €25,000. In consideration for the early termination of this lease, we transferred ownership of tenant improvements to the facility to the landlord.

We have a facility in Cambridge, United Kingdom, which is the center for developing our SRS system and related products. Our initial lease for the facility runs until July 17, 2005. We have leased a total of 8,392 square feet, which includes space rented under a second lease that runs until at least July 17, 2005. We currently pay monthly base rent equal to approximately 13,500 British pounds for the entire facility and quarterly operating and maintenance expenses equal to approximately 10,000 British pounds. The base rent and operating expenses are subject to periodical adjustments. In addition, we leased a small facility in Oxford, United Kingdom until January 2003 at a monthly base rent equal to 2,300 British pounds and estimated monthly operating and maintenance expenses equal to 648 British pounds.

We maintained offices in leased premises in Cambridge, Massachusetts for the performance by our subsidiary LION bioscience Research Inc. of our multi-year i-biology™ collaboration with Bayer and for our U.S. sales and marketing and professional services operations until August 31, 2004. We paid a monthly base rent of approximately $51,000 and monthly operating and maintenance expenses of $5,500 for 16,188 square feet of space under that lease. Following the expiration of our year i-biology™ collaboration with Bayer effective July 30, 2004, and the closing of LION bioscience Research Inc.’s operations we leased new office space in Cambridge, Massachusetts for our U.S. operations, primarily our U.S. sales and marketing and professional services activities. The lease term runs from August 22, 2004 until August 31, 2009. We pay a monthly base rent of approximately $15,500 and monthly operating and maintenance expenses of approximately $1,800, which are subject to annual adjustments, for 7,449 square feet of space at this new location.

Effective February 2004, we terminated our lease for a facility in San Diego (La Jolla), California, of 71,510 square feet, including approximately 55,000 square feet of laboratory and office space. The original lease was to run until April 30, 2008. As part of our restructuring activities, we entered into an amendment to the original lease agreement in June 2003, which became effective in July 2003. Under the amendment, we agreed to deliver a letter of credit for the benefit of the landlord in an amount equal to approximately $3.7 million for the purpose of satisfying all of our payment obligations under the lease, including payments for base rent and additional rent, from August 1, 2003 until February 2004. The landlord drew upon this letter of credit to satisfy our monthly payment obligations during this period. In accordance with this amendment, we exercised an early lease termination option in February 2004. In consideration for the grant of this option, we agreed to transfer the security deposit under the lease of approximately $161,000 to the landlord. Following the exercise of our early termination option, the landlord retained the balance of the $3.7 million deposit not drawn upon under the letter of credit by then to cover our payment obligations under the lease as a termination fee.

We also terminated our sublease of approximately 23% of this facility in San Diego to MediGene Inc. pursuant to a sublease and services termination agreement entered into with MediGene in May 2003. The original sublease ran until 2005. Pursuant to the terms of the termination agreement, MediGene continued to make monthly payments for rent, its share of additional rent, and services under the sublease and a services agreement until January 31, 2004. In addition, MediGene paid to us an early lease and services termination fee in the amount of $300,000 in March 2004.

We have entered into a Letter of Agreement for Technical Development Space Collaboration with ChemNavigator, one of our collaboration partners. Pursuant to that agreement, effective December 1, 2003, we have a limited right to use office space and common areas as well as related services at ChemNavigator’s premises in San Diego, California, to accommodate six to eight employees. This agreement may be terminated by either party upon 30 days prior notice. We have also agreed to indemnify and hold harmless ChemNavigator’s landlord, Arena Pharmaceuticals, from any damage to property or injury to persons caused by us, our employees, contractors or invited guests and that we will vacate the premises upon 30 days prior written notice by Arena Pharmaceuticals. In addition, we had leased 3,120 square feet of office space in San Diego (La Jolla), California, under a lease agreement that expired on July 31, 2003.

The lease for our offices in Cleveland, Ohio expired effective June 30, 2003 and we did not renew this lease due to the discontinuation of our IT development activities in Cleveland, Ohio as part of our restructuring. We had leased 26,666 square feet of office space and paid monthly base rent of approximately $43,000 and monthly operating and maintenance expenses of approximately $16,000. We also leased 2,549 square feet of office space, in Columbus (near Worthington), Ohio, under a lease that expired on May 31, 2003. We paid monthly base rent of approximately $2,900 and monthly operating and maintenance expenses of approximately $1,000 under that lease in FY 2004. As of June 1, 2003, the monthly base rent decreased to approximately $1,500 and the expiration date was originally extended to May 31, 2005. Effective August 1, 2003, we relocated our offices, leasing different space from the same landlord at a location near the space in Columbus (near Worthington), Ohio that we previously leased. The new lease, which originally ran until June 14, 2006, replaced the prior lease and provided for monthly base rent of approximately $4,700 for 6,550 square feet of space. We ceased operations in Columbus, Ohio effective September 30, 2003 as part our restructuring but continued to pay monthly rent. In March 2004, we found a successor tenant for our space in Columbus and were able to terminate the lease agreement effective April 1, 2004 in consideration for a one-time termination fee payment of $112,389.80 to the landlord.

Subsidiaries

We currently have two wholly-owned subsidiaries with active business operations. The following table shows information relating to each of these subsidiaries:

Group Structure as of March 31, 2004

Corporate name	Country of incorporation	Field of activity
LION bioscience Ltd.(1)	United Kingdom (Wales)	SRS development

LION bioscience Inc.(1)	United States (Delaware)	Marketing and sales, distribution, professional services

(1)	Wholly owned by LION bioscience AG.

Capital Expenditures

Our capital expenditures for intangible assets and property, plant and equipment, were € 0,090 million for FY 2004, € 1,835 million for FY 2003, and € 7,904 million for FY 2002. Principal areas of investment during FY 2004 related to the purchase of software and hardware. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for further details regarding capital expenditures

Item 5: Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.

Executive Summary

For the financial year ended March 31, 2004, our revenue and net loss were € 19,675 million and € -20,758 million, respectively, as compared to € 29,359 million and € -152,794 million, respectively, for the financial year ended March 31, 2003.

We focus on the global life sciences and pharmaceutical industries, in particular on the research and development organizations of companies operating in the life sciences and pharmaceutial markets. Our principal sources of revenue are sales of IT products and services. Product revenue consists primarily of software license fees and maintenance fees. License fees are derived from the licensing of our software products to customers. We provide optional maintenance for a percentage calculated on the basis of the initial license fee paid by the customer. Maintenance entitles the customer to software updates, upgrades and enhancements through new product releases, versions and correction levels, telephone support on the use of the products and assistance in resolving problems, and remote support. Our service revenue consists of software customization and development, consulting and training revenue, which is derived primarily from the services rendered with respect to implementation of our software products.

We operate worldwide and define the following three geographic regions: Germany, the United States of America and other countries. We have four lines of business that constitute one reporting segment: licenses, professional services, maintenance and drug discovery.

The following discussion is provided to enable a better understanding of our operating results for FY 2004, including:

•	key factors that impacted our performance during FY 2004;

•	overview and

•	discussion of our operating results for FY 2004 and FY 2003.

This executive summary should be read in connection with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3: Key Information — Risk Factors,” and “Item 18: Financial Statements.”

Key Factors

World economy performs below expectations in 2003

The actual performance of the world economy in calendar year 2003 was far below original predictions. In May 2004, the Organization for Economic Cooperation and Development (OECD) lowered the forecasts it had made at the end of 2002 for 1.8% growth in calendar year 2003 for the so-called Eurozone; it calculated a rise in gross domestic product of just 0.4% for 2003. Although global development was hampered in the first months of 2003 by such factors as the Iraq conflict and the SARS disease outbreak, in the second quarter overall economic production in the industrialized nations showed the first signs of recovery. The upswing was led by the United States and Asia. Private consumption in the United States was the main contributor to the upswing of their economy. After more than a decade of weak economic activity, the Japanese economy also began to recover. Strong economic growth was reported in other Asian countries such as China and in Russia as well. In the Eurozone, on the other hand, the economy was stagnant. Germany even reported a 0.1% drop in economic performance.

IT investments in pharmaceutical and life sciences industries bottoms out

The global market for information technology (IT) investments in the pharmaceutical and life sciences industries reflected the general economic trend. The reluctance to invest in IT, shown by pharmaceutial and life sciences companies in previous years, continued in calendar year 2003. In many cases, IT budgets were cut, investments were postponed, and the trend of the previous year toward smaller business transactions continued. The unwillingness to invest in IT is all the more surprising since productivity in drug development has continued to decline and pharmaceutical companies have come under increasing pressure to fill their product pipelines. The financial situation of the biotechnology sector, with the exception of the U.S. market leading companies, remained difficult, and this was reflected in their spending on R&D. Increased success in drug development by a few biotechnology companies, the less restrictive approval policy of the FDA (Food and Drug Administration) in the United States and the improved stock market situation brightened the mood in the sector by the year’s end and improved conditions for equity financing.

Shifting Customer Demand

As discussed under “Item 4: Information on our Company – Industry Challenges” and “Item 4: Information on our Company – Our Strategy”, there was a shift in focus by the large pharmaceutical companies to the later stages of the R&D and a corresponding slowdown in investments by life science companies in comprehensive IT solutions in favor of individual IT applications for use in the early stages of the R&D process.

Overview

General

We have organized our business activities around our IT development business. Our IT development business is primarily responsible for the development of our IT solutions and products as well as for providing professional services to customers related to these solutions and products. As is the case with many other companies in the life sciences industry, we receive grants from third parties, including the German government. Depending on the structure of the grant, we account for grant money as revenue or as a subsidy that reduces related expenses. Government grants that are intended to reimburse us for general costs of a program such as salaries, equipment, and general and administrative expenses are recorded as drug discovery revenues in the period earned. Accordingly, grant money we received under the Advanced Technology Program (ATP) from the U.S. National Institute of Standards and Technology (NIST) is shown as revenue from drug discovery activities In FY 2004, we recognized revenue from the ATP grant in a total amount of €0.045 million and in FY 2003, we recognized total revenue of €0.105 million from the ATP grant. Government grants to defray the costs of research and development are offset on receipt against the related expenses. The total amount of subsidies came to €0.212 million in FY 2004 compared to €0.631 million in FY 2003 and €1.317 million in FY 2002. We have reduced our R&D expenses for these fiscal years by these amounts. We also adjusted R&D expenses for FY 2003 and FY 2002 to reflect the reclassification of some R&D expenses to cost-of-sales and discontinued operations as a result of the closing of iD³.

We capitalize software development costs incurred after technological feasibility of the technology to be developed has been established. Under our software development process, technological feasibility is established when a working model has been completed. Once technological feasibility has been established, the related development expenses are capitalized until market launch of the software. For further information see financial statements on page F-14.

We granted stock options to our management board and our employees during FY 2001 and FY 2002 pursuant to our 2000 Stock Option Plan and our 2001 Stock Option Plan. We did not grant any stock options under our 2002 Stock Option Plan. No stock options were granted in FY 2003 or FY 2004. For a discussion of these stock option plans and the options we have granted, please see “Item 6: Directors, Senior Management and Employees — Share Ownership”. We accounted for options granted under our stock option plans under the fair-value method according to SFAS 123. As a result, we recorded non-cash compensation expense based on the fair value of the option on the date of grant until the option vested. We therefore allocated the expenses of these outstanding stock options, which amounted to €4.2 million in FY 2002, and €1.7 million in FY 2001 among cost-of-sales, R&D and selling and general and administrative expenses as non-cash compensation.

In FY 2003, all option holders under our 2001 Stock Option Plan and 2002 Stock Option Plan irrevocably waived their rights to exercise their options. Subject to approval by our shareholders, we paid the holders the then current market value of their options in return for these waivers. Total cash payments to the option holders came to approximately €0.2 million. Our company’s shareholders approved the payment at the annual general shareholders’ meeting on August 7, 2003. Our company’s shareholders also approved the termination of all of our stock option plans and the cancellation of our company’s conditional capital previously reserved for the issuance of shares under these stock option plans. As a result of the waiver of all outstanding options and the early termination of all of our stock option plans, we allocated the remaining outstanding value of these stock options, which amounted to €4.361 million among cost-of-sales, R&D, selling and general and administrative expenses for FY 2003 as non-cash compensation expense.

Our reporting currency is the euro. Balance sheet accounts are translated to the euro at the exchange rates in effect at the end of the reporting period, except for shareholders’ equity, which is translated at the rates in effect when the underlying transactions were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during our fiscal year. In FY 2003, approximately 70% of our revenues and approximately 50% of our expenses were denominated in U.S. dollars. The relative strength of the euro compared to the U.S. dollar during FY 2004 compared with FY 2003 thus had the effect of decreasing our reported revenue and our reported expenses for FY 2004. We did not engage in any active currency hedging measures to reduce risks resulting from changes in exchange rates between the euro and the U.S. dollar in FY 2004, FY 2003 or FY 2002.

We have reclassified various amounts in our balance sheet, statements of operations and statements of cash flows for the financial years prior to FY 2004 to enable comparisons to the information set forth in our financial statements for FY 2004.

Sales and Customers

Our revenues consist of fees from our licensing activities, maintenance and support, drug discovery activities that we have not discontinued, and our professional services. Our licensing revenue is derived from licensing fees for our IT products and solutions. Our revenues from maintenance and support consist of fees for support and maintenance provided to customers related to our IT solutions and products. Revenues generated from drug discovery activities comprise fees from the licensing or sale to customers of biological or chemical products created by our drug discovery activities, such as the sale of our arrayTAG™ clone collections, the sale of compounds from our Chem.Folio® chemical compound libraries, and from our commercial licensing activities with respect to the Caco-2 cell line. Revenue from our professional services is derived from fees for professional services related to our IT products and IT solutions and also includes revenues generated from our collaboration and service agreements, such as our recently concluded i-biology and pharmacophore informatics collaborations with Bayer and our collaboration with Schering AG to develop a comprehensive corporate gene database and gene data integration solution for Schering, which concluded in FY 2004. We established a global professional service organization to provide expert guidance in design, implementation and ongoing optimization of our IT solutions. Starting in FY 2003, we accordingly show revenue from our professional services as a separate item in our consolidated statement of operations. We have also reclassified revenue amounts for FY 2002 and FY 2001 to enable comparisons to the information set forth for FY 2003 and FY 2004. For a description of our revenue recognition policies, please see the discussion under “ — Critical Accounting Policies — Revenue Recognition” below.

For our IT products and solutions, professional services and customer collaboration arrangements, the length of time between our initial contact with a customer and conclusion of a signed agreement can be lengthy because our products, services and solutions are complex and may cut across several aspects of a potential customer’s business. Accordingly, a substantial period of time may elapse between the time we make initial contact with that customer and the time we generate revenues from such customer. Because many of the agreements that we conclude are individually negotiated with the customer, the length of time before we recognize revenues under any contract, and the terms of each contract, vary substantially from customer to customer.

Our most important customer is Bayer AG, revenues from which accounted for 39% of our total revenues from continuing operations in FY 2004, 33% of our total revenues from continuing operations in FY 2003, and 58% of our total revenues from continuing operations in FY 2002. We receive revenues from Bayer for a number of different projects. For more information on these projects, see the section entitled “Customers” under Item 4 of this annual report. The outstanding accounts receivable from Bayer as of March 31, 2004 amounted to €0 and €0.376 million as of March 31, 2003.

As part of our strategy to focus on our core competencies, our business activities are now centered around our IT development business, including the professional services we provide to customers related to our IT solutions and products. Starting in FY 2003, we accordingly show these and other costs of sales as a separate item in our consolidated statement of operations. We have also reclassified amounts for FY 2002 and FY 2001 as costs of sales to enable comparisons to the information set forth for FY 2003 and FY 2004.

Investments

Effective March 14, 2001, we acquired Trega Biosciences, Inc., located in San Diego, California, by means of a stock-for-stock merger accounted for using the purchase method of accounting. Trega’s results of operations were first consolidated with ours commencing on March 31, 2001, and, accordingly, Trega’s results of operations were not included in our results of operations for FY 2001 but are included in our results of operations starting with FY 2002. Effective January 30, 2002, we acquired NetGenics Inc., which had its principal place of business in Cleveland, OH until June 30, 2003, by means of a stock-for-stock merger accounted for using the purchase method of accounting. NetGenics’ operating results are included in our results of operations for the period from January 31, 2002 until March 31, 2002 of FY 2002. Of the total acquisition costs in the amount of €23.723 million, we allocated €2.665 million to intangible assets in form of software and technology with useful lives of up to two years from January 31, 2002, €0.695 million to customer relationships, with useful lives of up to two years from January 31, 2002 and €0.695 million to in process R&D. The remaining net acquisition costs of €19.668 million were allocated to goodwill. During FY 2003, the goodwill of NetGenics was adjusted subsequently in the amount of €0.137 million due to adjustment to the final purchase price allocation. We determined the amortization periods based on our management’s assessment of the expected benefit and related future cash flows from the assets.

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

During FY 2004 and FY 2003, we reviewed our various shareholdings in other companies and our investments in available-for-sale securities. For a description of our accounting policies with respect to our investments, please see “Critical Accounting Policies — Marketable Securities and Other Financial Assets” below. Based on our reviews, we did not record any losses from these shareholdings and investments in FY 2004 but we determined to adjust the value of these shareholdings and investments and to record the following losses in FY 2003:

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

We hold 400,000 shares in Paradigm Genetics, which we had acquired in January 2000 for a total purchase price of $2 million. At the end of fiscal year 2002 we reviewed the value of our Paradigm Genetics stock and concluded that the reduction in its value was permanent. Based upon the trading price for Paradigm Genetics’ shares on the Nasdaq National Market of $ 1.62 per share at the end of FY 2002, we lowered the value of our shareholding in Paradigm Genetics by €1.237 million, which we recorded as a realized loss as we determined that this decline was other than temporary. At December 31, 2002, Paradigm Genetics stock had a fair market value of $0.29 per share. Because of the ongoing decline in the stock price during the previous nine months we concluded that this reduction in value is other than temporary. As a result, we recorded a decrease in the fair market value of €0.632 million in our results from marketable securities and other long-term investments. As of March 31, 2003, Paradigm Genetics’ share price increased to $0.65. We reported the corresponding increase in the market value of the Paradigm stock held by us in the amount of €0.128 million in other comprehensive income on our balance sheet. As of March 31, 2004, Paradigm Genetics’ share price increased further to $1.26 and we reported the corresponding increase in the market value in the amount of €0.174 million in other comprehensive income.

In early February 2000 we purchased 409,091 shares of convertible preferred stock from Tripos Inc. for a total purchase price of $9 million. In late January 2002, we converted these shares into 818,182 shares of Tripos common stock. At that time, Tripos paid us an accrued dividend on the shares of convertible preferred stock of more than $0.890 million (€0.982 million). In early February 2002, we sold all of our shares of Tripos common stock. The net proceeds to us from this sale after deducting the sales commission and related expenses were approximately $21.6 million. We thus recorded income of approximately $13.5 million (€14.536 million) from this transaction in FY 2002.

Since the beginning of FY 2003 we have classified all of our marketable securities previously classified as “held-to-maturity” as “available-for-sale” marketable securities and report all of these securities as short-term securities available-for-sale because we intend to sell these securities for current and future cash flow needs and will not hold them until their maturity. Therefore, in FY 2003, we adjusted the value of these marketable securities at their fair market value and recorded all unrealized gains and losses as other comprehensive income on our balance sheet. The net carrying amount of the transferred securities amounted to €37.616 million and the related unrealized gain recorded in other comprehensive income amounted to €0.258 million. Prior to FY 2003, securities were classified as “held to maturity” and carried at cost unless a decline in fair market value was considered other-than-temporary in which case they would be written down to fair market value. All of the marketable securities held by us are classified as current assets.

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

Restructuring Activities

We engaged in a number of restructuring activities in FY 2004 and FY 2003. The purpose of these restructuring activities was to reduce expenses and the complexity of our organization and to implement the changes in our strategy. For more information about our strategy, see “Item 4: Information on the Company — Strategy.”

Effective December 31, 2002, we closed down our iD3™ activities. Accordingly, we reflected the revenue and expenses relating to our internal drug discovery activities as a separate item in our consolidated statement of operations under “discontinued operations”. We also reclassified revenue and expenses relating to our iD3™ activities for FY 2002 as discontinued operations to enable comparisons to the information set forth for FY 2003 and FY 2004 . Likewise, we show the assets relating to our iD3™ activities as a separate item under “assets held for sale” in our consolidated balance sheet as of March 31, 2003, and we reclassified the assets relating to our iD3™ activities on our consolidated balance sheet as of March 31, 2002 as assets “held for sale” to enable balance sheet comparisons.

Revenues from discontinued operations include revenues from drug discovery collaborations that we have discontinued. Expenses related to discontinued operations include R&D expenses and general and administrative expenses directly related to discontinued operations, including severance payments to former iD3™ employees, as well as depreciation and amortization expenses relating to assets used by our iD3™ activities. Expenses related to severance payments and lease termination payments of approximately €1.9 million and €0.9 million, respectively, were allocated to discontinued operations for FY 2003. A total of 83 employees were terminated in connection with the closure. In FY 2004, we reported income from discontinued operations mainly due to the release of accrued expenses and sale of some assets related to iD³™. No costs or revenues were incurred or earned during FY 2001. Revenue and expenses related to our drug discovery activities that we have not discontinued are not allocated to discontinued operations. These revenues and expenses involve primarily our arrayTAG™ and Chem.Folio™ products that we licensed or sold to customers in FY 2004 as well as our Caco-2 cell line licensing activities.

In FY 2003, we also terminated a five-year lease agreement for approximately 30,345 square feet of office space in Heidelberg that our company had leased in August 2001 in anticipation of future staff growth. We made a one-time termination payment of €900,000 in consideration for this lease termination.

In FY 2003, we also adopted a number of further restructuring measures that concluded in FY 2004. These measures included the following:

•	The termination of employees at our sites in the United States, Cambridge, United Kingdom and Heidelberg, Germany. We accrued severance payments to employees expected to be affected by these terminations.

•	The consolidation of the operations of our site at Cleveland, Ohio into our site at Columbus, Ohio, including the relocation of a number of employees from Cleveland to Columbus.

•	The termination of our lease for our laboratory facility in San Diego, California. For a description of our termination of this lease, see “Item 4: Information on our Company – Facilities” above. We also agreed to terminate the sublease of a portion of the laboratory facility in San Diego to MediGene Inc. and a related services agreement in return for an early termination fee payment by MediGene to us. For more information about this sublease and its termination, see “Item 4: Information on the Company — Facilities”.

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

We allocated these accrued expenses among our general and administrative expenses, R&D expenses and discontinued operations.

In FY 2004, we also adopted a number of restructuring measures which include the following:

•	In the second quarter of FY 2004 we decided also to close down our Columbus site, resulting in the termination of 19 employees as of December 31, 2003. These restructuring activities were accounted for in accordance with SFAS No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”. As of September 30, 2003, we accrued severance payments in the amount of €246,000 based on contractual agreements and rental obligations from non-cancelable contracts in the total amount of €266,000. As of March 31, 2004, €492,000 was paid out and recorded against the accrual.

•	In the third quarter of FY 2004, we announced plans of further restructuring activities. These included a further decrease in our workforce to approximately 190 employees as of March 31, 2004. We reduced our workforce at our sites in San Diego, Cambridge, US and Heidelberg and recorded expenses of approximately €300,000 for severance payments of which €199,000 were paid out by March 31, 2004. The remaining €101,000 was accrued as of March 31, 2004.

•	As a result of our workforce reduction, we accrued rental expenses for unused office space at our Heidelberg site in the amount of €580,000 as of December 31, 2003, as we could not terminate the long-term lease for this space early.

As of March 31, 2004, we utilized €60,000 of this accrual. In accordance with SFAS No. 146 we are required to reduce the accrual by amounts that could reasonably be expected to be received under subleases. Due to the current market conditions for rental space in Heidelberg, we do not believe it is reasonable that this space will be subleased during the remaining term of our lease agreement, which expires on December 31, 2006. We therefore accrued the full, discounted amount of rent expenses to be incurred for the remainder of the lease term.

•	Due to the expiration of our i-biology® collaboration with Bayer as of June 30, 2004, and the corresponding closing of the operations of our subsidiary LION bioscience Research Inc. in Cambridge, Massachusetts and reduction of our workforce, we accrued severance and retention payments and other closing-related personnel expenses of $0.3 million in FY 2004 based on an amount due under contractual arrangements. We expected the total amount of severance and retention payments and other closing-related personnel expenses to be $0.7 million.

Critical Accounting Policies

We have identified the following as critical accounting policies to our company due to the estimation processes involved in each revenue recognition, accounting for goodwill, accounting for income taxes, and accounting for our marketable securities and other financial assets.

Revenue Recognition

We recognize the license revenue from annual and multi-year software licenses when the requirements of Statement of Position (or SOP) 97-2, “Software Revenue Recognition,” as amended by Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” have been met, ratably over the contractual term of the undelivered elements of the arrangement.

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

Our IT products are typically licensed under non-cancelable license agreements with license periods ranging from one year to multiple years or perpetual terms. For our one-year licenses, customers pay fees for use of the software at the beginning of the license term or following installation if installation is required by the customer. These licenses typically renew automatically for a further one-year period at our prevailing contractual license rates unless either party terminates. For our multiple-year licenses, our policy requires annual license payments in advance throughout the term of the license without contractual concessions. We also license various IT products under perpetual license agreements. Under our perpetual licenses, the customer pays a one-time license fee, that may be payable in installments over a maximum of one year. In addition, a customer pays, at the customer’s option, an annual fee for support and maintenance of our IT products, including future software updates and upgrades. The support and maintenance term typically ranges from 12 to 36 months, with the majority of these arrangements having an initial support and maintenance term that is the same as the software license term. The license and support and maintenance fees are typically determined on the basis of the number of servers or installation sites where the program is installed and, except for our SRS software licensed during FY 2001 and prior financial years, on the number of workstations or users. We also charge fees for product training and installation and software customization and related professional services.

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

If an arrangement does not qualify for separate accounting of the software license and professional service transactions, then new software license revenue is generally recognized together with the consulting services based on percentage of completion accounting, which is applied to any arrangements that include milestone or customer specific acceptance criteria that may affect collection of the software license fees, where the services include significant modification or customization of our software, or where the software license payment is tied to the performance of professional services.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of March 31, 2004, our aggregate net operating losses carried forward was € 298 million. German losses accounted for roughly € 189 million, and the losses from the operations of our U.S. subsidiaries for most of the remaining balance. While under applicable German law, these losses may be carried forward indefinitely, United States tax law as a general rule imposes a maximum period of 20 years. Under new German tax laws in effect starting January 1, 2004, the utilization of tax losses in Germany is limited to 60% of the taxable income exceeding €1 million. In view of the uncertainty regarding our company’s future profitability and our ability to utilize these deferred tax assets before they expire, we have recorded a valuation allowance representing € 118 million.

This valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations. Our net deferred tax asset and liability as of March 31, 2004 was € 0.004 million after the adjustment for a valuation allowance of € 118 million.

Marketable Securities and Other Financial Assets

We classify our investments in securities as “marketable securities” and “other long-term investments”.

Marketable Securities

We consider our securities to be “marketable securities” if they have a readily determinable fair market value and can be readily converted into cash. We classify our marketable securities as short-term “available-for-sale”.

Our available-for-sale securities consist of debt and equity securities that are publicly traded. During FY 2004 and FY 2003, our available-for-sale securities also included investments in diversified funds. We carry our available-for-sale investments at fair value, based on quoted market prices, and unrealized gains and losses, net of taxes, are included in accumulated other comprehensive income, which is reflected as a separate component of stockholders’ equity. Gains and losses are recognized when realized on our consolidated statement of operations.

Our marketable securities comprise debt securities with maturities between one year and an infinite maturity.

We have a policy in place to review our investments in available-for-sale marketable securities on a regular basis to evaluate whether or not these securities have experienced an other-than-temporary decline in fair value. In determining whether a decline is other-than-temporary, we consider the length of time and the extent to which such value has been less than our carrying value, if applicable, the financial condition and prospects for the underlying issuer of the securities, and our ability and intent to retain our investment for a period of time sufficient to allow for any anticipated recovery in value. If we believe that an other-than-temporary decline exists in our marketable securities, it is our policy to write down these investments to the market value and record the related write-down as an investment loss on our consolidated statement of operations. The determination whether a decline in value is deemed to be other-than-temporary involves significant judgment by our management. The amount and timing involved in recording these write-downs may have a material impact on our results of operations.

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

Results of Operations

The table and graphics below sets forth information about our revenues from continuing operations by geographical regions, business categories as well as the licensing revenue per IT product for the periods indicated:

Distribution of revenues from continuing operations(1)	FY 2004	FY 2003	FY 2002
Germany	19%	17%	31%
United States	61%	62%	52%
Other	20%	21%	17%

Total	100.0%	100.0%	100.0%

(1)	Allocated based on location of the customer.

	2004	2003	2002
	(in million, €)
Drug Discovery	980	1.531	2.898
Licenses	8.174	12.450	9.503
Professional Services	7.518	12.681	18.307
Maintenance and Support	3.003	2.697	1.314
Total Revenue	19.675	29.359	32.022

Period: FY 2004	Period: FY 2004	Period: FY 2004

Item 5: Operating and Financial Review and Prospects

FY 2004 Compared with FY 2003

Revenues

Our revenues for FY 2004 decreased to € 19.675 million compared to € 29.359 million in FY 2003. The weakness of the life sciences industry during FY 2004 and the continuing reluctance by life sciences companies during FY 2004 to make investments in IT-driven R&D solutions, lower revenues from our collaborations with Bayer compared to the previous financial year, as well as the weakness of the U.S. dollar compared to the euro, our reporting currency, in FY 2004 compared with FY 2003 contributed to this overall decline in our revenue. Bayer’s contribution to our revenues fell from € 9,7 million in fiscal year 2003 to € 7,6 million in fiscal year 2004. The weakness of the U.S. dollar accounted for an 8% drop in revenues from FY 2003 to FY 2004, as some 70% of sales were generated in U.S. dollars and then subsequently translated to euro. This had a positive impact on the cost side, however, as almost 50% of costs are incurred in U.S. dollars.

Revenue from licenses decreased to € 8.174 million in FY 2004 compared to € 12.450 million during FY 2003. This decrease in licensing revenue is mainly attributable to a number of new software license arrangements entered into at the end of FY 2002, resulting in a recognition of corresponding license revenues mainly in FY 2003. In addition, some of the major software license arrangements entered into in FY 2003 were perpetual licenses and we recognized the perpetual license fees as revenue upfront whereas in FY 2004 we entered mostly into one-year or multi-year licenses and we recognized the license fees as revenue on a pro-rata basis.

Revenue from software maintenance and support increased to € 3.003 million in FY 2004 compared to € 2.697 million in FY 2003. This increase is primarily attributable to the increase in the number of software and support agreements entered into with customers in the second half of FY 2003, which also impacted the revenue in FY 2004 due to the ratable recognition of maintenance and support fees from these agreements. In addition, we entered into new maintenance and support agreements at the end of FY 2003.

Our revenue from professional services decreased to € 7.518 million in FY 2004 compared to € 12.681 million during FY 2003. This decrease in professional services revenue is primarily attributable to lower professional services fees from our two collaborations with Bayer. In addition, our professional services revenue was adversely impacted by the reluctance of life science customers to enter into new professional services projects during FY 2004.

Revenue from our remaining drug discovery activities decreased to € 0.980 million in FY 2004 compared to € 1.531 million in FY 2003. This decrease is mainly attributable to a shift in focus by us to our own internal drug discovery research and the closing of our internal drug discovery activities, called iD3, effective December 31, 2002. Revenue from drug discovery activities which were not part of our iD3 activities derived primarily from sales and licenses of chemical compounds from our Chem.Folio® compound libraries and from sales of our arrayTAG™ clone collections and related arrayBase™ databases as well as license fees from the Caco-2 cell line.

We experienced only minor changes in the geographic distribution of our revenue. The United States continued to be our most important market with about 61% of our revenue generated in the United States in FY 2004, compared to 62% in FY 2003. Germany accounted for about 19% of our revenue generated in FY 2004 compared to about 17% in FY 2003. Revenue contributions from other regions, including from Japan, where we sell our products through CTC, our Japanese distributor, decreased slightly to about 20% compared to about 21% in FY 2003.

Cost of Sales

Cost of sales decreased to € 9.466 million in FY 2004 compared to € 18.677 million in FY 2003. This decrease relates primarily to € 6.943 million from our restructuring activities (workforce reductions of professional services employees, cost savings program, substitution and termination of suppliers), recorded loss accruals of € 1.483 million for two professional services projects in FY 2003 and recorded expenses of € 0.785 in connection with the issuance and cancellation of outstanding stock options granted to personnel in our professional services organizations in FY 2003.

Selling Costs

Selling expenses (without depreciation of property, plant and equipment or amortization of intangible assets) decreased to € 8.276 million in FY 2004 compared to € 11.229 million in FY 2003. This decrease is primarily attributable to € 2.064 million from our restructuring activities (workforce reductions of sales and marketing employees, cost saving program, substitution and termination of suppliers). In addition, the issuance and cancellation of outstanding stock options, which increased the selling costs in FY 2003 by € 0.889 million, contributed to the reduction in selling expenses.

General and Administrative Costs

Our general and administrative expenses (excluding depreciation of property, plant and equipment or amortization of intangible assets) decreased to € 9.272 million in FY 2004 compared to € 21.490 million in FY 2003. This decrease is mainly attributable to € 10.932 million from our restructuring activities (workforce reductions of administration employees, site closings, cost saving program) and to € 1.286 million resulting from the issuance and cancellation of outstanding stock options in FY 2003.

Research and Development Costs

Our R&D expenses (without depreciation of property, plant and equipment or amortization of intangible assets) decreased in FY 2004 to € 12.507 million compared to € 34.225 million in FY 2003. This decrease in R&D expenses is primarily attributable to € 17.381 from our global restructuring activities (workforce reductions of research and development employees, site closings, cost saving program) and € 4.337 million from the issuance and cancellation of outstanding stock options.

Expenses related to the discontinuation of iD3, our internal drug discovery activities, such as severance payments to the iD3 workforce, are not reflected in our R&D expenses. Instead, these expenses are included under discontinued operations.

Our actual R&D expenses in each of FY 2004 and FY 2003 were reduced by the receipt of subsidies and grants from third parties, including the German government. These payments totaled € 0.212 million in FY 2004 and € 0.631 million in FY 2003.

Other Operating Income and Expenses

Other operating income and expenses net were € 1.759 in FY 2004 and thus did not change significantly compared to net other operating income of € 1.733 in FY 2003.

Depreciation of Property, Plant and Equipment and Amortization of Intangible Assets

Our depreciation and amortization expenses decreased to € 4.625 million in FY 2004, compared to € 14.021 million in FY 2003. This decrease is primarily attributable to a one-time impairment charge of € 4.320 million we took in FY 2003 and significantly lower investments in property, plant and equipment and intangible assets in FY 2004 than in previous years resulting in lower depreciation and amortization charges in FY 2004 of € 5.076 million. For a description of this impairment charge, see the discussion in “Overview — Investments” above.

Impairment of Goodwill

In FY 2003, we wrote off the aggregate goodwill from our acquisitions of NetGenics and Trega Biosciences in the total amount of € 58.526 million after we determined that the goodwill created by these acquisitions was impaired and that this decline was other than temporary. For a description of this write-off, see the discussion in “Overview — Our Acquisitions” and “Overview — Critical Accounting Policies” above. We had no write-offs of goodwill in FY 2004.

Interest Income

Our interest income (net) decreased to € 1.355 million in FY 2004 compared to € 3.654 million in FY 2003. This decrease primarily results from the decline in our cash, cash equivalents and marketable securities during FY 2004 compared to FY 2003, as well as from lower interest rates.

Results from Marketable Securities and Other Long-Term Investments

We recorded a gain from marketable securities and other long-term investments (net) of € 0.227 million in FY 2004 compared to a loss of € 13.594 million in FY 2003. This gain resulted from the sale of some fixed income securities. The loss in FY 2003 was attributable to the write-off of the value of our shareholdings in GeneProt, ChemNavigator, and Paradigm Genetics. In addition, we realized losses from the sale of available-for-sale marketable securities when we shifted our investments to fixed income equity and fixed income debt securities. We also took impairment charges from our investments in these fixed income securities in FY 2003. For a description of these write-offs, losses, and impairment charges related to our investments, see the discussion in “Overview — Investments” and “Overview — Critical Accounting Policies” above.

Net Loss from Continuing Operations

We incurred a net loss from continuing operations of € 21.456 million in FY 2004 compared to a net loss of € 137.329 million in FY 2003. This decrease is attributable to the significant decrease in our expenses as result of our restructuring activities and cost saving programs. Additionally, our expenses in FY 2003 included one-time, non-cash items in the total amount of € 62.011 million with respect to the write-off of goodwill and intangible assets relating to our acquisitions of Trega Biosciences and NetGenics, losses, including non-recurring losses, from marketable securities and other long-term investments in the aggregate amount of € 13.594 million, expenses and accruals, including non-recurring expenses and accruals, with respect to our activities under our restructuring program, and non-recurring expenses in the aggregate amount of € 4.361 million related to our employee stock option plans and the cancellation of outstanding stock options and the termination of our stock option plans in FY 2003.

Income and Losses from Discontinued Operations

Income from iD3, our internal drug discovery activities, which we discontinued effective December 31, 2002, was € 0.698 million in FY 2004 compared to a loss of € 15.465 million from discontinued operations in FY 2003. The result in FY 2003 includes the issuance and cancellation of the outstanding stock options in the amount of € 0.960 million. The income in FY 2004 resulted mainly from the sale of assets and the release of an accrual. For a description of our discontinued operations, see the discussion in “Overview — Restructuring Activities” above.

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

Revenue from software maintenance and support increased to € 2.697 million in FY 2003 compared to € 1.314 million in FY 2002. This increase is primarily attributable to the increase in revenue from maintenance and support corresponding to the increase in license revenue from the major licensing transactions entered into at the end of FY 2002.

Our revenue from professional services decreased to € 12.681 million in FY 2003 compared to € 18.307 million during FY 2002. This decrease in professional services revenue is primarily attributable to delays in our pharmacophore informatics project under our development agreement with Bayer. Specifically, Bayer delayed a $2 million milestone payment to us due to delays in achieving corresponding milestones, extended the milestone schedule for the remaining deliverables under the development agreement into FY 2004 and FY 2005 and amended the development agreement by making milestone payments dependent upon us achieving the corresponding milestones and deliverables. As a result, we changed the revenue recognition method for the revenue under the amended development agreement with Bayer from percentage-of-completion based on costs-to-costs to milestone dependent, resulting in a decrease in revenue from professional services. Bayer also made a one-time payment in FY 2002 in the amount of € 2.62 million ($2.310 million) pursuant to an amendment to our i-biology arrangement with Bayer. For a description of this amendment, see “Item 10: Additional Information — Material Contracts — Our Agreements with Bayer AG — Basic Agreement”. In addition, our professional services revenue was adversely impacted by the reluctance of life science customers to enter into new professional services projects during FY 2003, as well as the lengthy sales cycle for our new IT solutions and products, such as our LION DiscoveryCenter™ integration platform, as our professional services are based on these IT solutions and products.

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

We experienced only minor changes in the geographic distribution of our revenue. The United States continued to be our most important market with about 62% of our revenue generated in the United States in FY 2003, compared to 52% in FY 2002. Germany accounted for about 17% of our revenue generated in FY 2003 compared to about 31% in FY 2002. This decrease is primarily attributable to the decline in revenue from Bayer under our pharmacophore informatics project resulting from delays in that project and the change in the revenue recognition method for the revenue under this project from percentage-of-completion to milestone dependent as well as a decline in revenue from new software license agreements with customers in Germany. Revenue contributions from other regions, including from Japan, where we sell our products through CTC, our Japanese distributor, increased to about 21% compared to about 17% in FY 2002. This increase is primarily attributable to our marketing and sales efforts to promote our products and services to customers in other countries, including in particular in other European countries.

Cost of Sales

Cost of sales increased to € 18.677 million in FY 2003 compared with € 11.395 million in FY 2002. This increase relates primarily to the pharmacophore informatics project for Bayer and other professional services engagements as well as costs for our LION Hosted Services (LHS) offering. Specifically, we made payments in FY 2003 to our subcontractor in connection with the performance of our amended development agreement with Bayer that we had held back due to delays in the performance of project milestones under that agreement. We also incurred one-time expenses in terminating our outsourcing agreement with a service provider for our LHS offering and switching these IT services to IBM as our new IT hosting service provider. In addition, we also continued to build-up our professional services organization in FY 2003 pursuant to our strategy shift. The costs in FY 2003 are also impacted by restructuring activities.

Selling Costs

Selling expenses (without depreciation of property, plant and equipment or amortization of intangible assets) slightly decreased to € 11.229 million in FY 2003 compared to € 12.546 million in FY 2002. This decrease is primarily attributable to the implementation of our global sales force organization in FY 2003 and resulting cost synergies, including a shift in resources from the sales organization to our professional services organization, seasonal trade fair activities, and the impact of the strong euro compared to the U.S. dollar in FY 2003 compared to FY 2002. This decrease was offset by an increase in expenses incurred by us under our stock option plans and in obtaining stock option waivers from personnel in our sales and marketing organizations in FY 2003. The costs in FY 2003 are also impacted by restructuring activities. For a description of the termination of our stock option plans, see the discussion in “Overview — General”.

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

Research and Development Costs

Our R&D expenses (without depreciation of property, plant and equipment or amortization of intangible assets) increased in FY 2003 to € 34.225 million compared to € 33.900 million in FY 2002. This slight increase in R&D expenses is primarily attributable to expenses related to our global IT development workforce and expenses related to our activities under our global restructuring program, including in particular severance payments and accruals associated with workforce reductions in our global IT development organization and the closing of our development site in Cleveland, Ohio, and increased IT development efforts in developing our new IT solutions. We incurred additional expenses under our stock option plans and in obtaining the stock option waivers of personnel in our administrative organization in FY 2003. The costs in FY 2002 include the expenses related to the integration of NetGenics.

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

Other Operating Income and Expenses

Other operating income and expenses net increased to € 1.733 million in FY 2003 from € 1.104 million in FY 2002. This slight increase is primarily attributable to gains and losses from translation of assets and liabilities in foreign currencies into euros, income from subleases and cash received from an account receivable previously written off.

Depreciation of Property, Plant and Equipment and Amortization of Intangible Assets

Our depreciation and amortization expenses increased to € 14.021 million in FY 2003 compared to € 11.885 million in FY 2002. This difference is primarily attributable to an increase in depreciation of property, plant and equipment, including in particular software, hardware, furniture and office equipment, and leasehold improvements, and an impairment charge of € 3.485 million attributable to intangible assets, specifically, software and technology and customer relationships, from our acquisitions of Trega Biosciences and NetGenics as well as amortization of intangible assets resulting from our acquisition of NetGenics before we recorded this impairment charge effective September 30, 2002. For a description of this impairment charge, see the discussion in “Overview — Investments” above.

Impairment of Goodwill

In FY 2003, we wrote off the aggregate goodwill from our acquisitions of NetGenics and Trega Biosciences in the total amount of € 58.526 million after we determined that the goodwill created by these acquisitions was impaired and that this decline was other than temporary. For a description of this write-off, see the discussion in “Overview — Our Acquisitions” and “Overview — Critical Accounting Policies” above. We had no write-offs of goodwill in FY 2002.

Interest Income

Our interest income (net) decreased to € 3.654 million in FY 2003 compared to € 6.302 million in FY 2002. This decrease primarily resulted from the decline in our cash, cash equivalents and marketable securities during FY 2003 compared to FY 2002, as well as from lower interest rates.

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

Net Loss from Continuing Operations

We incurred a net loss from continuing operations of € 137.329 million in FY 2003 compared to a net loss of € 52.422 million in FY 2002. This increase is attributable to the decrease in our revenue and the significant increase in our expenses. Our expenses in FY 2003 included one-time, non-cash items in the total amount of € 62.011 million with respect to the write-off of goodwill and intangible assets relating to our acquisitions of Trega Biosciences and NetGenics, losses, including non-recurring losses, from marketable securities and other long-term investments in the aggregate amount of € 13.594 million, expenses and accruals, including non-recurring expenses and accruals, with respect to our activities under our restructuring program, and non-recurring expenses in the aggregate amount of € 4.361 million related to our employee stock option plans and the termination of these stock option plans in FY 2003.

Loss from Discontinued Operations

Loss from iD3, our internal drug discovery activities, which we discontinued effective December 31, 2002, was € 15.465 in FY 2003 compared to a loss of € 9.549 million from discontinued operations in FY 2002. Revenues from discontinued operations decreased to € 0.381 million in FY 2003 from € 1.074 million in FY 2002. This decrease is mainly attributable to a shift in focus by us from drug discovery services activities to our own internal drug discovery research. Our total expenses from discontinued operations increased to € 12.586 million in FY 2003 compared to € 9.348 million in FY 2002. This increase is due primarily to the closing costs related to our R&D activities, such as severance payments for our iD3 employees, expenses related to the sale and disposal of equipment and assets used in discontinued operations and the termination of lease and other contractual obligations related to our iD3 activities. In addition, we recognized € 1.8 million in losses from the sale of assets used in our discontinued operations in FY 2003. Depreciation and amortization expenses from discontinued operations increased to € 3.260 million in FY 2003 compared with € 1.275 million in FY 2002. This increase is due primarily to accelerated depreciation and amortization of assets used in our discontinued operations and the write-down of the estimated fair value of assets held-for-sale that were used in our discontinued operations. For a description of our discontinued operations, see the discussion in “Overview — Restructuring Activities” above.

Liquidity and Capital Resources

We fund our operations through our operating cash flow and equity. Over the past four fiscal years, we have funded our operations principally from the August 2000 issuance of equity in our company, the proceeds of which have been used to fund operating deficits and to repay indebtedness. We anticipate that during the current fiscal year we will continue to generate operating deficits, which will be funded from existing cash, cash equivalents and investments in, or sale of, marketable securities.

We believe that our liquid assets will be sufficient to fund our current plans for our business during fiscal year 2005 and fiscal year 2006. Our belief is based on our current business plan and our refined strategy. However, our business plan and strategy could change in the future or new developments could occur, each of which may require additional funding sooner than anticipated. Even if we have sufficient liquidity for our current business strategy, we may seek to raise additional funding because of favorable market conditions or other strategic factors.

Our future cash requirements depend on numerous factors, including:

•	the development of IT solutions, research software applications and other software for the life sciences industry;

•	our performance of complex or long-term customer projects;

•	the length of the sales cycle for our IT solutions, products and services;

•	our ability to attract subscribers and purchasers for our IT solutions, products and services;

•	our ability to establish, maintain and perform customer or R&D collaborations with others;

•	our reaction to technological developments of competitors and to market developments; and

•	the costs involved in enforcing or defending against patent and copyright claims and other intellectual property rights.

These factors may result in our need for significant additional funds in the future, which we may seek to raise through public or private offerings or debt financing. We cannot assure you that additional financing or payments from customers for our IT solutions, products or services will be available when needed or that, if available, such financing or funds will be obtained on favorable terms. If adequate funds are not available when needed, we may have to curtail our operations or attempt to raise funds on unattractive terms.

Cash Flow

During FY 2004 and FY 2003, we had net cash outflows of € 29.476 million and net cash inflows of € 42.080 million, respectively.

Operating Activities

The net cash used in our operating activities was € 26.304 in FY 2004, € 43.911 million in FY 2003 and € 51.377 million in FY 2002.

The decrease in the amount of net cash used in our operating activities in FY 2004 compared to FY 2003 and also compared to FY 2002 was primarily attributable to the effect of our restructuring activities, including our cost-saving measures, the closing of several sites and the discontinuation of our iD3™ activities in FY 2003. For a description of our restructuring activities, see “Item 5: Operating and Financial Review and Prospects — Overview — Restructuring Activities”.

Investing Activities

We used € 0.584 million net cash in our investing activities in FY 2004 while our investing activities provided € 86.694 million in FY 2003 and €5.044 million in FY 2002.

We experienced lower cash outflows of € 0.732 million in FY 2004 compared to € 2.583 million in FY 2003 from investments in property, plant and equipment due to our restructuring program, which required fewer investments in computer hardware and software and office equipment. In FY 2004 we also sold office furniture and other equipment, which was no longer needed and which resulted in proceeds of € 0.642 million. In FY 2003, we also sold laboratory equipment that had been used in our iD3™ activities, which we discontinued effective December 31, 2002. Proceeds from these sales totaled € 0.748 million. In addition, we sold available-for-sale marketable securities in FY 2004 and FY 2003. Proceeds from these sales totaled € 4.506 million and € 94.378 million, respectively. The realized gains related to the sales of these securities amounted to € 0.227 million in FY 2004 as compared to losses of €2.609 million in FY 2003.

Cash outflows from our investing activities in FY 2002 are attributable mainly to our investments in ownership interests in our collaboration partners GeneProt, SimUtility and BioSolveIT, for a total of €10.805 million. In addition, we made improvements to our facilities in Heidelberg and purchased hardware totaling € 7.960 million. These cash outflows from our investing activities in FY 2002 were more than offset by cash inflows in the amount of €23.720 million from the sale of all of our shares in Tripos in FY 2002 and the payment by Tripos of an accrued dividend immediately prior to the sale and cash inflows in the amount of €5.863 million from interest payments received from our investments in fixed-income securities.

Financing Activities

Net cash used in our financing activities was € 2.588 million in FY 2004, € 0.703 million in FY 2003 and € 1.586 million in FY 2002.

The increase in net cash used in our financing activities in FY 2004 compared to FY 2003 is attributable to the pay off of the total outstanding principal loan amount and all accrued interest under our bank loan during FY 2004 in the total amount of € 2.560 million.

The decrease in net cash used in our financing activities in FY 2003 compared to FY 2002 is attributable to fewer capital leases used by us to finance laboratory equipment and IT hardware, resulting in lower aggregate payments under these leases. The reduction in the number of ongoing capital leases results from the discontinuation of our iD3™ activities and the sale of laboratory equipment previously used in these activities and sold by us during FY 2003. We made payments under capital leases in a total amount of €0.134 million in FY 2003 compared with € 0.863 million in aggregate capital lease payments in FY 2002. In addition, we made payments of principal under our bank loan in the amount of € 0.569 million in each of FY 2003 and FY 2002.

Liquid Assets

Our cash, cash equivalents and marketable securities amounted to € 43.106 million at March 31, 2004.

Loan Agreement

In December 1998, we entered into a loan agreement with Bayrische Hypo- und Vereinsbank to finance research and development activities. Under the loan agreement, we were entitled to borrow amounts up to € 4.6 million until December 31, 2007. As of March 31, 2000, we had fully utilized this credit facility. The loan amount was repayable in 16 equal, semi-annual installments, beginning on March 31, 2000. Interest was payable quarterly at a rate of 4.75% per annum. In connection with this loan, we granted the lender a security interest in one position of our fixed income securities. We paid off the entire principal amount and outstanding and accrued interest under this facility during financial year 2004.

Capital Expenditures

We had no material capital commitments for capital expenditures at March 31, 2004. For a description of our capital expenditures in prior fiscal years, see “Item 4: Information on the Company – Capital Expenditures.”

Impact of Inflation

Inflation has not had a material effect on our business.

Impact of Foreign Currency Fluctuation

For more information regarding the impact of foreign currency fluctuation on LION and its business, see “Item 11: Quantitative and Qualitative Disclosure About Market Risk — Foreign Currency Exchange Risk”.

Aggregate Contractual Obligations

The following table presents our aggregate contractual obligations as of March 31, 2004 with payments due in the periods indicated:

Contractual Obligations	Total Payments due	Payments due by no later than March 31, 2005	Payments due between April 1, 2005 and March 31, 2008	Payments due between April 1, 2008 and March 31, 2010	Payments due after April 1, 2010
Capital Lease Obligations	€74,000	€16,000	€48,000	€10,000	€0
Operating Lease Obligations	€2,120,000	€1,161,000	€959,000	€0	€0
Purchase Obligations	€1,831,000	€555,000	€1,276,000	€0	€0
Other Long Terms Obligations	€446,000	€446,000	€0	€0	€0
Total	€4,471,000	€2,178,000	€2,283,000	€10,000	€0

Our capital lease obligations include payments resulting from capital lease arrangements for computer hardware and office equipment entered into between 1997 and 1999.

Operating lease obligations include payments under the lease agreements for our sites in Cambridge, Massachusetts, Cambridge, United Kingdom, and Heidelberg, Germany as well as several leases of office equipment.

Purchase obligations include payment of license fees and maintenance and support payments under long-term software and database in-licensing agreements entered into by us.

Other long-term obligations include our subcontracting arrangement with Tripos UK concerning the performance of the pharmacophore informatics project under one of our collaborations with Bayer, which was recently concluded, and our on-going collaboration agreements with Deltasoft and ChemCart.

Research and Development

For more information regarding the company’s R&D activities, see “Item 4: Information on the Company — Research and Development”.

Recent Accounting Announcements

In October 2003, the FASB issued FASB Staff Position FIN 46-6 (“FSP FIN 46-6”), “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities”. FSP FIN 46-6 deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003 as well as FSP FIN 46-6. We were required to apply FIN 46R on December 31, 2003 for all entities previously considered to be “special purpose entities”. We had no special purpose entities and therefore the adoption of this portion of FIN 46R had no impact on our consolidated financial statements. We are required to apply FIN 46R to all entities not considered to be “special purpose entities” as of March 31, 2004. We currently do not believe that we have any variable interests in any VIEs and therefore do not believe that the adoption of FIN 46R will have a material adverse effect on our net assets, financial position or results of operations.

In November 2003, the Emerging Issues Task Force (EITF) reached a partial consensus on EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF 03-01 requires that additional information about unrealized losses pertaining to certain debt and equity securities and non-marketable cost method investments be disclosed. We have included all disclosures to marketable securities in note 7 to our consolidated financial statements. The requirements of EITF 03-01 did not impact our disclosures in the notes to our consolidated financial statements for FY 2004, as our marketable securities included only unrealized gains as of March 31, 2004.

Item 5E:	Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements, transactions or other relationships with unconsolidated entities.

Item 6:	Directors, Senior Management and Employees

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

Under German law, the supervisory board members and executive board members owe a duty of loyalty and care to our company. In carrying out their duties, members of both the management board and the supervisory board must exercise the standard of care of a prudent and diligent businessperson, and they are jointly and severally liable to our company for any resulting damages if they fail to do so. If their actions are validly approved by resolution at a shareholders’ meeting their liability to our company is excluded while any liability to third parties remains unaffected. Both boards are required to take into account a broad range of considerations in their decisions, including the interests of our company and its shareholders, employees, creditors and, to some extent, the common interest. The management board is generally required to respect shareholders’ rights to equal treatment and equal information.

As a general rule under German law, a shareholder has no direct recourse against the members of the management board or the supervisory board in the event that they are believed to have breached a duty to our company. Apart from insolvency or other special circumstances, only our company has the right to claim damages from members of either board. Our company may only waive these damages or settle these claims if at least three years have passed and if its shareholders approve the waiver or settlement at a shareholders’ meeting with a simple majority, provided that opposing shareholders do not hold, in the aggregate, one-tenth or more of the share capital of our company and do not have their opposition formally noted in the minutes of the shareholders’ meeting.

In February 2002, the German government published the German Code of Corporate Governance, which was issued by a government appointed commission. This Corporate Governance Code recommends specific governance practices. After an amendment to the German Stock Corporation Act, the supervisory board and the management board of a company whose shares are listed on a stock exchange are required to declare annually whether or not the company complies with the recommendations of the Corporate Governance Code. As required by German law, our company has publicly declared that it fully complies with all of the recommendations of the German Corporate Governance Code except that following the resignation of Dr. Friedrich von Bohlen und Halbach, our company’s former chief executive officer, effective on December 31, 2003 our company has two co-CEOs whereas the German Corporate Governance Code recommends having one CEO.

The shareholders vote on the ratification of the actions of our company’s management board and supervisory board at our company’s annual general shareholders’ meeting. At the annual general shareholders’ meeting, our company’s shareholders must approve the amount of the appropriation of retained earnings, the appointment of an independent auditor and certain significant corporate transactions, if any. The management board calls the annual general shareholders’ meeting. The annual general shareholders’ meeting must be held within the first eight months of each fiscal year.

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

The supervisory board appoints and removes the members of the management board and oversees the management of our company. German law prohibits the supervisory board from making management decisions. However, the supervisory board may resolve that certain transactions require the approval of the supervisory board. The supervisory board is also responsible for representing our company vis-à-vis the management board members.

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

The members of the Supervisory Board are each elected for the same fixed term of approximately five years. Unless the shareholders specify a reduced term when electing individual members of the supervisory board or the entire supervisory board, the maximum term of office of each member of the supervisory board expires at the end of the annual general shareholders meeting for the fourth fiscal year following the fiscal year in which the member was elected. Reelection is possible. The term of a member of the supervisory board appointed by the commercial register to cure a deficiency in the composition of the supervisory board ends at the time when such deficiency is cured. The term of a member of the supervisory board elected by the shareholders to succeed a departing member ends at the time when the term of the original member would have ended. A substitute member of the supervisory board may be elected by the shareholders at the same time as a member to replace such member in case he or she departs. The term of a substitute member who replaces a departing member ends with the conclusion of the next annual general shareholders’ meeting where members of the supervisory board are elected or, at the latest, at the time when the term of the original member would have ended.

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

Our company’s supervisory board has adopted rules of procedure. According to these rules of procedure, no more than one member of our company’s supervisory board may be a former member of our company’s management board. In addition, no member of the supervisory board may be a member of more than five supervisory boards of other publicly traded companies. In general, supervisory board meetings are called upon 14 days prior notice. However, in urgent matters the chairman of the supervisory board may shorten the notice period and may even call ad hoc meetings. Notices of a supervisory board meeting must be submitted together with an agenda to the members of the supervisory board. As a general matter, resolutions may be passed only with regard to the agenda. Resolutions with regard to other topics may only be passed if no member of the supervisory board objects. Our company’s supervisory board adopts resolutions with simple majority unless applicable law or our company’s articles of association require another majority. Our company’s articles of association do not require a unanimous vote of the supervisory board members on any matter.

Consistent with the requirements of the Sarbanes-Oxley Act, a U.S. law on corporate governance and financial reporting that came into effect on July 30, 2002, and applicable U.S. securities regulations, our supervisory board also acts as our company’s audit committee.

Our company’s supervisory board may appoint committees from among its members and may, to the extent permitted by law, entrusts committees with the authority to make decisions. Our supervisory board has, consistent with the recommendations of the German Corporate Governance Code, created an audit committee, consisting of all of the members of the supervisory board. The chairman of the audit committee is Professor Dr. Klaus Pohle, the former Chief Financial Officer of Schering AG. The responsibilities of the audit committee include selecting an independent auditor to be proposed to our company’s general shareholders’ meeting for appointment as auditor. The audit committee is also charged with reviewing our company’s independent auditor’s work and reports and our consolidated financial statements and also determines special audit areas and directly discusses and reviews audit issues identified by our company’s independent auditors. The audit committee supervises the independent auditor’s performance. The audit committee’s responsibilities also include monitoring and supervising our company’s risk management and negotiating the fees for our auditors. The audit committee’s meetings are to be called upon five business days prior notice. Notices of an audit committee meeting must be submitted together with an agenda to the committee members. The Chief Financial Officer of our company is to be invited to attend all meetings of the company’s audit committee. The audit committee may only pass resolutions if all committee members vote on the proposed resolution.

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

The present members of our company’s supervisory board, their ages, the date when they were first elected or appointed to the supervisory board, the date when their terms expire, and their current principal occupations and memberships on the boards of other companies are as follows:

Supervisory Board Members

Name	Age	Date First Elected/Appointed	Term expires	Principal Occupation
Jürgen Dormann Chairman	64	July 19, 2002(1)	August 7, 2008	President & Chief Executive Officer and Chairman of the Board of ABB, Ltd.; Supervisory Board Vice-Chairman of Sanofi-Aventis (since August 2004)(1)

Prof. Dr. Klaus Pohle Deputy Chairman	66	August 7, 2003(2)	August 7, 2008	President of the German Standardization Council; member of the board of DWS Investment GmbH; member of the board of directors of Coty Inc., New York City, USA; member of the supervisory board of Hypo Real Estate Holding AG; Supervisory Board Member of Sanofi-Aventis (since August 2004) (2)

Richard Roy	49	May 16, 2003(3)	August 7, 2008	Business Consultant; Member of the Board of Directors of Swisscom AG; Deputy Chairman of the Supervisory Board of Realtech AG (3)

(1)	Mr. Dorman was elected by the annual general shareholders’ meeting on July 19, 2002 to fill the vacancy left by the resignation of Lorenzo Giulini. Mr. Giulini resigned from our company’s supervisory board effective July 19, 2002 for personal reasons. Mr. Dormann was reelected at our company’s annual general shareholders meeting on August 7, 2003 to serve for a five-year term. Mr. Dormann was also a member of the board of directors of International Business Machines Corporation (IBM) until April 2003.
(2)	Professor Dr. Pohle served as Chief Financial Officer and a member of the management board of Schering AG until April 2003.

(3)	Mr. Roy was appointed to our company’s supervisory board effective May 16, 2003 by the lower court of the commercial register in Heidelberg, Germany to fill the vacancy left by the resignation of Klaus Tschira. Dr. h.c. Tschira resigned from our company’s supervisory board effective December 31, 2002 for personal reasons. Mr. Roy was reelected at our company’s annual general shareholders meeting on August 7, 2003 to serve for a five-year term. Mr. Roy served as Vice President Corporate Strategy EMEA (Europe, Middle East, Africa) at Microsoft Inc. until June 2002.

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

Under our company’s articles of association, the supervisory board determines the size of the management board. Our company’s management board currently consists of two members following the resignation of our company’s former chief executive officer and chairman of our company’s management board, Dr. Friedrich von Bohlen und Halbach, who resigned effective December 31, 2003.

Resolutions of the management board may be taken either in meetings, by circulating written consents or verbally in a telephone conference among the board members in lieu of a meeting. Our company’s articles of association provide that if the management board consists of two members, the attendance of both members is required for a quorum. If the management board consists of more than two members, a quorum requires the attendance of two thirds of the members of the management board. The management board acts by simple majority vote of the members present unless another majority is required by applicable law. If the management board consists of more than two members, the chairman of the management board has a casting vote in the event of a tie. Our company currently does not have a chairman of the management board.

In addition to matters requiring the consent of the supervisory board under German law, the supervisory board adopted the management board’s rules of procedure, which require that the management board may only engage in certain transactions with approval of the supervisory board. These transactions include investments exceeding €1 million, mergers and acquisitions, establishment and termination of business divisions, certain financial transactions, such as borrowings exceeding €2 million, the issuance of debt securities, the granting of security interests, the granting of pensions to key employees, and other specified transactions exceeding specified threshold amounts, such as lease agreements, service agreements, consulting agreements, and the appointment of holders of a general power of attorney (Prokurist). The management board’s rules of procedure further provide that the entire management board must vote on matters of significance to our company or its subsidiaries, our annual report, matters to be submitted to the supervisory board, and matters relating to any meeting of our company’s shareholders.

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

Our company has not entered into contracts with any current member of the management board that provide for benefits upon a termination of employment of the member. Our company entered into a severance agreement with the former chairman of our management board, Dr. Friedrich von Bohlen und Halbach, in FY 2004 and severance agreements in the form of consulting agreements with : Dr. Jan Mous and Dr. Reinhard Schneider, two former members of our company’s management board in FY 2003. For a description of these agreements, see “Item 7: Major Shareholders and Related Party Transactions — Related Party Transactions” below.

Our company may be represented by two members of the management board or by a member of the management board together with a holder of a general power of attorney (Prokura). According to our company’s articles of association, the supervisory board may grant sole power of representation to the members of the management board. Our company’s supervisory board has not granted this power to any current member of the management board.

The present members of our company’s management board, their ages, date when they were first appointed to the management board, the date when their terms expire and their positions are as follows:

Management Board Members

Name	Age	Date First Appointed	Term Expires	Position
Martin Hollenhorst	44	April 1, 2002	March 31, 2007	Co-Chief Executive Officer and Chief Financial Officer

Dr. Daniel Keesman	41	July 1, 2002	June 30, 2007	Co-Chief Executive Officer and Chief Operating Officer

Martin Hollenhorst joined our company as Chief Financial Officer and a member of our management board in April 2002. Following the resignation of Dr. von Bohlen und Halbach as our company’s CEO, Mr. Hollenhorst also became Co-CEO of our company. Mr. Hollenhorst has accumulated extensive finance, controlling and management experience working for a variety of companies operating on an international scale. Prior to joining our company, he worked as an independent management consultant in Washington, D.C., specializing in advising German-American companies on strategic and acquisition matters. Prior to that, he was Chief Executive Officer of A.N.N. Systems ASA, a German-American software company, and prior to that, he worked for seven years for the Vossloh group, a publicly traded finance and management holding company with an international portfolio of industrial subsidiaries, where he was responsible for finances and controlling. In addition, he was General Manager of Hegenscheidt MFD GmbH, based in Erkelenz, Germany, and Detroit, Michigan. Martin Hollenhorst also worked for six years at the accounting firm Deloitte & Touche, eighteen months of which he spent in the US working as a consultant for mergers and acquisitions.

Effective June 27, 2002, our company’s supervisory board appointed Dr. Daniel Keesman as Chief Business Officer and a member of our company’s management board. Following the resignation of Dr. von Bohlen und Halbach as our company’s CEO, Dr. Keesman also became Co-CEO of our company. In February 2004 we announced that Dr. Keesman became our Chief Operating Officer. Dr. Keesman joined our company in March 2001 as Vice President of Global Sales and Marketing and was subsequently promoted to Executive Vice President, Global Business. Prior to joining us, he served as Vice President for MDL Information Systems Europe and Managing Director of MDL Information Systems GmbH, Frankfurt. He had also held various other positions within MDL, one of which was Director, Professional Services Europe. He received his Ph.D. in chemistry from the University of Stuttgart, Germany.

Members of our senior management include the following:

Effective June 3, 2004, Joseph Donahue was appointed Chief Business Officer of our U.S. subsidiary, LION bioscience Inc. He also leads our North American operations as President of our subsidiary LION bioscience Inc. He joined us in May 2003 from Spotfire, where he most recently served as Vice President of Global Life Sciences and Chemicals Markets. Prior to joining Spotfire, Mr. Donahue was Vice President of North American Sales at MDL Information Systems. During a fifteen-year tenure at MDL, Mr. Donahue held numerous positions of increasing responsibility in sales and marketing. He received degrees in Chemistry and Computer Science from Villanova University.

Dr. Thure Etzold joined our company in July 1998 and currently serves as Managing Director of our subsidiary LION bioscience Ltd. in Cambridge, U.K. He also serves as Senior Vice President Product Development Biology at LION. He is also a group leader in the research program at the EBI (European Bioinformatics Institute) in Hinxton, U.K. Prior to joining our company, he was a staff scientist at the EMBL (European Molecular Biology Laboratory) in Heidelberg, Germany. Dr. Etzold holds a PhD from the Max-Planck-Institut für Zuechtungsforschung in Cologne, Germany and joined the Ph.D. program at the EMBL in Heidelberg, Germany.

Günter Dielmann joined our company in December 2002 as Vice President Investor Relations. From 1983 to December 2002 Mr. Dielmann worked in the investment banking industry focusing primarily on equity research and portfolio management. Mr. Dielmann received a degree in engineering with an emphasis in business science from the University of Karlsruhe, Germany in 1983.

Dr. Werner Eberhardt serves as Vice President Global Marketing. He joined our company in July 2001 and was initially responsible for support services. Prior to joining our company, Dr. Eberhardt worked for five years each in product marketing and management positions for Merck KGaA and Hewlett-Packard/Agilent. Dr. Eberhardt received his Ph.D. at the Max Planck Institute for Biochemistry in Martinsried, Germany and received his Diploma in Analytical Chemistry from the University of Saarbruecken in Germany.

Dr. Franz-Werner Haas serves as General Corporate Counsel and Head of Patent-department. Before he joined our company’s legal department in July 2002, Dr. Haas was assistant to the executive board of an international commercial and service enterprise. Key responsibilities of his activity were issues under corporate law, the coordination of national and international associated companies as well as the worldwide sales and distribution of goods. Dr. Haas holds a Doctor of Laws from the university of Saarbruecken, from the Katholike Universiteit Leuven/Belgium and a Master of Laws (LL.M.) from the University of Edinburgh/UK.

Dr. Rupert Lück joined our company in March 1998. He currently serves as Senior Director Strategic Projects. Dr. Lück held several IT lead positions with our company, where he was responsible for building LION’s IT systems infrastructure including the high performance computing center at its headquarters in Heidelberg and the integration of our sites in the United Kingdom and in the United States. Prior to joining our company, he worked as an IT consultant for several companies, such as Lufthansa Systems. Dr. Lück received a degree in biophysics and biochemistry and holds a Ph.D. in bioinformatics, both from the University of Duesseldorf, Germany.

Peter Willinger joined our company in November 1998 as Director Controlling and has served as Vice President Global Finance & Operations since October 2001. After studying business economics at the Mannheim University where he received his BA, Mr. Willinger worked as a controller for Rudolf Wild GmbH & Co KG in Heidelberg for eight years before he joined our company.

Compensation

The aggregate compensation of our company’s supervisory board was €148,000 for FY 2004. Under our company’s articles of association, the compensation for each member of the supervisory board is currently €25,000 per fiscal year. The chairman of the supervisory board currently receives three times this amount. In addition, the members of the supervisory board will receive variable compensation in the amount of 10% of the fixed compensation for the first fiscal year during which we have achieved a positive return on equity. Thereafter, the variable compensation will be a proportionate share of the fixed compensation that is equal to the proportionate return on equity (percentage) based upon our annual financial statements. Each supervisory board member acting as chairman of a supervisory board committee that meets at least twice a year also receives additional annual compensation in the amount of €10,000.00. The shareholders of our company may increase the amount of compensation of the supervisory board by vote at the annual general shareholders meeting. Our company also reimburses the costs incurred by the members of the supervisory board in connection with performing their duties as supervisory board members and any value-added tax (VAT). Members of our company’s supervisory board have received no compensation from any of our company’s subsidiaries. None of the members of our supervisory board hold any options to purchase shares in our company. For more information regarding the compensation of our supervisory board, please refer to note 27 to our consolidated financial statements.

The aggregate compensation of our company’s entire management board during FY 2003 was €734,000, including discretionary bonuses in the aggregate amount of €80,000. The members of the management board have received no compensation from any of our company’s subsidiaries. For more information regarding the compensation of our management board, please refer to note 27 to our consolidated financial statements.

Effective March 31, 2003, our company entered into revised employment agreements with the current members of our management board. Pursuant to these employment agreements, our Co-Chief Executive Officer and Chief Financial Officer, Martin Hollenhorst, and our Co-Chief Executive Officer and Chief Operating Officer, Dr. Daniel Keesman, each receives a fixed annual salary of €204,000. In addition, each of them is also entitled to receive variable compensation of up to 50% of the amount of their fixed annual salary. The actual amount of the variable compensation to be paid to each member of the management board will be determined by our company’s supervisory board and will be based upon each member’s individual performance of his respective responsibilities in his area of responsibility, the performance of the management board as a whole as well as our success, taking into account specific business areas.

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

We did not provide any loans, warranties or guaranties to members of our company’s supervisory or management boards during FY 2004, FY 2003 or FY 2002.

Our company entered into a severance agreement with Dr. Friedrich von Bohlen und Halbach, the former Chairman of our company’s management board, in FY 2004 as well as severance agreements in the form of consulting agreements with Dr. Reinhard Schneider and Dr. Jan Mous, two former members of our management board in connection with their resignation as board members and their departure from our Company in FY 2003. For more information concerning these arrangements with Dr. Schneider and Dr. Mous, see “Item 7: Major Shareholders and Related Party Transactions”.

We have not paid any consideration to Dr. Schneider or Dr. Mous for their waiver of options held by them to purchase ordinary shares of our company. In FY 2003, we paid €8,350 to Dr. Keesman in consideration for his waiver of 30,000 options held by him to purchase ordinary shares of our company.

In May 2003, we hired Joseph Donahue as President of LION bioscience Inc. Mr. Donahue serves as Chief Business Officer of LION bioscience Inc. and as a member of our executive management team. Mr. Donahue receives an annual fixed salary of $167,200. Mr. Donahue also received a $35,000 signing bonus. He is also eligible to receive a quarterly bonus of up to $25,000 provided he meets certain quarterly performance milestones to be determined by the board of directors of LION bioscience Inc. In addition, our company entered into a consulting agreement with Mr. Donahue in May 2003. In FY 2004, we paid aggregate compensation of $231,188 to Mr. Donahue, including bonuses and fees for advisory and consulting services. In addition to salaried remuneration and any discretionary bonus, Mr. Donahue receives benefits in the form of automobile allowance, allowance for life insurance, participation in LION bioscience’s 401k plan and health insurance plan. In addition, our company entered into a consulting agreement with Mr. Donahue in May 2003. Under the terms of this agreement Mr. Donahue receives fees of $4,400 per month for advisory and training services to our company’s German management board members in the field of U.S.-related sales, professional services and marketing and treatment of U.S. professionals.

Thure Etzold joined LION in April 1998. He currently acts as Managing Director to our subsidiary in the United Kingdom, LION bioscience Limited. Dr. Etzold also serves as a member of the executive team of our company in his capacity of Senior Vice President of Bioinformatics Product Development. Dr. Etzold receives an annual fixed salary of £80,000 and an annual car allowance of £10,000, both of which are paid monthly. He is also eligible to receive an annual bonus of up to 40% of his current salary, provided he meets certain annual performance milestones to be determined by the board of directors of our U.S. subsidiary LION bioscience Inc. This bonus is paid annually. In FY 2004, we paid aggregate compensation of £129,545 to Dr. Etzold, including bonuses. In addition to salaried remuneration and any discretionary bonus, Dr. Etzold receives further benefits in the form of personal life insurance, business and personal travel insurance and benefits for personal pension.

We did not provide any loans, warranties or guaranties to any member of our management board or any head executive of any of our subsidiaries during FY 2004, FY 2003, FY 2002 or FY 2001 except for a loan to Dr. Rudolph Potenzone, the former President of our U.S. subsidiary LION bioscience Inc. For a description of this loan, see “Item 7: Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Dr. Rudolph Potenzone”.

Employees

The following table sets forth the number of our full-time equivalent employees by job category at the end of each of the last three financial years.

Worldwide Employees

	March 31, 2002	March 31, 2003	March 31, 2004
IT Development	278	177	53
Internal Drug Development (iD3™)	127	0	0
Marketing and Sales	91	30	32
Professional services	0	77	62
Administration	94	53	30

Total	590	337	177

Of our full-time equivalent employees at March 31, 2004, 88 were based in Germany or elsewhere in continental Europe, 38 were based in the United Kingdom and 51 were based in the United States of America. See “Item 5: Operating and Financial Review and Prospects — Overview — Restructuring Activities” for more information about our restructuring activities that have affected the number of our employees.

We do not have a workers council. None of our employees are subject to a collective bargaining agreement. We have not experienced any major labor disputes resulting in work stoppages since our formation. For information concerning our relationship with an improvement committee created by the employees of our company, we refer to “Item 3: Key Information on the Company - Risk Factors – Risks Related to Our Business - We may be restricted in our ability to implement reductions of our company’s workforce because a committee formed by our employees may object to termination of employees of our company, requiring us to enter into binding mediation before an independent third party with respect to any such work force reductions.” above.

Share Ownership

According to the notices we have received, each member of our supervisory board and our management beneficially owns less than one percent of our shares. The share ownership of Dr. von Bohlen und Halbach, our company’s former Chief Executive Officer and Chairman of our company’s management board, is disclosed in “Item 7: Major Shareholders and Related Party Transactions”.

Stock-Based Compensation Plans

Our company does not maintain any employee stock option plans. Prior to our company’s annual shareholders meeting on August 7, 2003, our company maintained a 2000 Stock Option Plan, a 2001 Stock Option Plan and a 2002 Stock Option Plan for the benefit of our company’s executives and employees and those of our company’s subsidiaries as well as the members of our management board.

No options had been issued under the 2002 Stock Option Plan. In March 2003, all holders of options issued under our 2000 and 2001 Stock Option Plans irrevocably waived all of their options and rights to purchase our company’s ordinary shares under these plans. We paid these option holders consideration for this irrevocable waiver, subject to shareholder approval at the annual general shareholders’ meeting on August 7, 2003, in the aggregate amount of approximately €188,000. The shareholders approved payment of this consideration and voted to terminate all of our company’s stock option plans and the entire contingent capital reserved for issuances of shares under these stock option plans at the annual shareholders meeting on August 7, 2003. See “Item 5: Operating and Financial Review and Prospects — Overview” for more information concerning this option waiver program.

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

The following table shows the current beneficial ownership of our company’s share capital as of September 24, 2004 based on the notifications under the German Securities Trading Act. Our company is not directly or indirectly owned or controlled by any foreign government, any other corporation or by any other natural or legal person(s). None of the listed major shareholders has any special voting rights as a result of their holdings.

	Shares beneficially owned
Name and address of beneficial owner	Amount of beneficial ownership		Percent of shares
Dr. Friedrich von Bohlen und Halbach	2,103,706	(1)	10.59
Bayer AG	1,400,000	(2)	7.05

(1)	Represents the beneficial ownership of our Company’s shares by Dr. von Bohlen und Halbach as last notified to us in April 2004. Since the reporting obligations under the German Securities Trading Act concerning beneficial ownership are different from the reporting requirements under U.S. securities laws, and since our company’s ordinary shares are in bearer form only, we are unable to determine the current amount of ordinary shares beneficially owned by Dr. von Bohlen und Halbach under the definition of beneficial ownership for U.S. securities laws purposes. For example, the number of shares listed in the above table does not include any shares held by the wife of Dr. von Bohlen und Halbach, Dr. Anna Caterina von Bohlen und Halbach. On February 20, 2004 Dr. Anna Caterina von Bohlen und Halbach gave notice pursuant to the German Securities Trading Act that she had sold 161,918 shares in our Company, thereby reducing the amount of her ownership in our company’s share capital to below 5% of our company’s outstanding voting rights. Since as a result of this transaction, the number of shares owned by Dr. Anna Caterina von Bohlen und Halbach fell below the 5% reporting threshold, we are unable to determine whether Dr. Anna Caterina von Bohlen und Halbach has reduced or increased the amount of her ownership further but below the 5% reporting threshold.

As of September 9, 2003, the aggregate number of shares beneficially owned by the children of Dr. Friedrich von Bohlen und Halbach was 240,000. We have included these 240,000 shares in Dr. Friedrich von Bohlen und Halbach’s beneficial ownership interest of 10.59%.

(2)	Represents the beneficial ownership of Bayer AG as notified to us in August 2004 in connection with our company’s annual shareholders meeting on that date.

Related Party Transactions

Relationship with Dr. Friedrich von Bohlen und Halbach

In December 2003, our company entered into a severance agreement with Dr. Friedrich von Bohlen und Halbach, the former Chief Executive Officer and a former member of our company’s management board. Under the term of this severance agreement, we paid a total of € 317,000 to Dr. von Bohlen in return for a general release of claims by Dr. von Bohlen in FY 2004.

Relationship with Dr. Reinhard Schneider

Our company has entered into a severance agreement in the form of a consulting agreement with Dr. Reinhard Schneider, the former Chief Information Officer and a former member of our company’s management board, for consulting services starting in March 2003. The agreement is designed to ensure knowledge transfer from Dr. Schneider to our company. We have agreed to pay Dr. Schneider a total of about €15,500 per month under this agreement until September 30, 2005, provided however that if Dr. Schneider provides services to a third party or becomes employed by a third party, this agreement terminates automatically at the end of the calendar year in which such engagement commences and our company will be required to make reduced monthly payments to Dr. Schneider until the effective termination date. The agreement was terminated on May 1, 2004. Under the agreement, we paid Dr. Schneider a total of €15,400 during FY 2003 and €175,320 during FY 2004. In addition, we paid Dr. Schneider €10,460 in April and May 2004 and will make a final payment to Dr. Schneider under this agreement in the current financial year of up to €60.000.

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

Relationship with Dr. Jan Mous

Our company entered into a severance agreement in the form of a limited consulting agreement with Dr. Jan Mous, the former Chief Science Officer and a former member of our company’s management board, for consulting services starting on January 1, 2003. The agreement was designed to ensure knowledge transfer from Dr. Mous to our company. During FY 2003, we paid Dr. Mous a total of €46,500 under this severance agreement. We paid Dr. Mous an additional € 176,500 in FY 2004. We have no further payment obligations to Dr. Mous under this agreement, as he took on new employment with a third party in July 2003. Dr. Mous, a former member of our management board, held options to purchase 105,000 shares under our company’s 2000 stock option plan. These options were granted in August 2000. In March 2003, Dr. Mous irrevocably waived these options. We did not pay any consideration to Dr. Mous for this irrevocable waiver.

Relationship with Reiner Doelle

Our company has entered into a severance agreement in the form of a consulting agreement with Reiner Doelle, our former Executive Vice President for Global Software Development, for consulting services starting on October 1, 2003 and running until September 30, 2005. The agreement is designed to ensure knowledge transfer from Reiner Doelle to our company. We have agreed to pay Reiner Doelle a total of up to € 158,188 per year under this agreement for services actually rendered to us. Under the agreement, we paid Reiner Doelle a total of €65,611 during FY 2004 and € 82,757 during the period from April 1 until August 30, 2004.

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

Relationship with ChemNavigator

In July 2004, we entered into license and reseller agreements with ChemNavigator, Inc. In addition, we entered into an agreement with ChemNavigator, effective December 1, 2003 for the use of office space at ChemNavigator’s premises in San Diego, California. For further information on these agreements with ChemNavigator, see “Item 4: Information on the Company – Research and Development – Alliances - ChemNavigator” and Item 4: Information on the Company – Facilities”. We hold 1,176,666 shares of preferred stock series B in ChemNavigator, representing an ownership interest equal to approximately 15% of ChemNavigator’s outstanding voting shares. We are also entitled to appoint a director to ChemNavigator’s board of directors. We paid a total of approximately € 0.2 million from April until August 2004.

Item 8:	Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-43.

Other Financial Information

Legal Proceedings

We are not a party to any material litigation or administrative proceedings, nor are we currently aware of any pending or threatened litigation or arbitration proceedings that could have a material adverse effect upon our business, results of operations or financial condition except as follows: In FY 2004, we commenced legal action in the Delaware Court of Chancery against GeneProt, Inc. We had acquired 681,818 preferred shares issued by GeneProt in March 2002. Under GeneProt’s articles of incorporation, we were entitled to require Geneprot to repurchase our preferred shares by paying us the original purchase price for these shares plus interest in the event GeneProt carried out any of a specified list of corporation transactions, including a sale of all or substantially all of its assets if we did not consent to the transaction. In December 2003, GeneProt entered into a number of transactions with Novartis AG that we considered a sale of substantially all of GeneProt’s assets. We accordingly notified GeneProt of our election to have our shares repurchased and demanded that GeneProt repay to us the price we paid for these preferred shares plus interest. GeneProt refused to do so, prompting us to commence the lawsuit to enforce our redemption rights. The action is currently in the discovery phase. We cannot give you any assurances that, we will prevail with our claim or that if we prevail, we will be able to collect from GeneProt all or a portion of the redemption payment and other damages awared to us by the court.

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

We will not pay any dividends directly to holders of our company’s American Depositary Shares (ADSs). Instead, we will pay dividends and make other distributions to the depositary’s nominee who acts as the registered owner of the shares underlying our company’s ADSs. JPMorgan Chase Bank currently acts as the depositary for our company’s ADSs. Our company’s management board may determine to terminate our ADS program and all outstanding ADSs. For more information concerning this possible termination, see “Item 4: Information on the Company – Risk Factors – Risks Related to Holding Our Company’s Shares or ADSs”.

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

Item 9: The Offer and Listing

Nature of Trading Market

General

The principal trading market for our company’s ordinary shares is the Frankfurt Stock Exchange. American depositary shares (ADSs), each representing one ordinary share, are traded on the Nasdaq National Market and trade under the symbol LEON. The depositary for our company’s ADSs is JPMorgan Chase Bank. As of March 31, 2004, there were a total of 1,116,525 ADSs outstanding, held by approximately 3,000 holders. As of August 31, 2004 there were a total of 1,337,364 ADSs outstanding, held by approximately 3,500 holders.

In June 2004, our company announced that it is considering whether to delist its ADSs from the Nasdaq National Market and terminate its ADS agreement. If our company determines to proceed with these measures and to delist our company’s ADSs, our company’s ADSs would no longer be traded on the Nasdaq National Market. For more information on these measures, see “Item 4: Information on the Company – Risk Factors – Risks Related to Holding Our Company’s Shares or ADSs”.

Trading on the Nasdaq National Market

ADSs representing our company’s shares have been traded on the Nasdaq National Market since August 11, 2000. The table below sets forth, for the periods indicated, the high and low closing prices for the ADSs on the Nasdaq National Market.

	LION ADSs Nasdaq National Market
	High	Low
	$	$
Most Recent Fiscal Years
Fiscal Year Ended March 31, 2002	37.80	7.20
Fiscal Year Ended March 31, 2003	10.35	2.25
Fiscal Year Ended March 31, 2004	5.85	2.20

Most Recent Fiscal Quarters
April 1 through June 30, 2002	10.35	3.88
July 1 through September 30, 2002	4.34	2.55
October 1 through December 31, 2002	6.30	2.25
January 1 through March 31, 2003	5.96	2.90
April 1 through June 30, 2003	5.62	3.10
July 1 through September 30, 2003	5.85	3.71
October 1 through December 31, 2003	5.74	3.60
January 1 through March 31, 2004	4.66	2.20
April 1 through June 30, 2004	2.90	1.74

Most Recent Six Months
March 2004	3.55	2.20
April 2004	2.90	2.14
May 2004	2.30	1.85
June 2004	2.19	1.74
July 2004	1.98	1.61
August 2004	1.80	1.43

On September 24, 2004, the closing sales price per ADS on the Nasdaq National Market was $1.49.

Trading on the Frankfurt Stock Exchange

Our company’s ordinary shares have listed in the Geregelter Markt segment (Prime Standard) of the Frankfurt Stock Exchange since January 1, 2003. From January 1, 2003 until March 31, 2004, our company’s shares were also included in the TecDAX index, which comprises the Prime Standard’s 30 largest companies of the technology sector which are not in the DAX index, the index which comprises the shares of the 30 largest German companies.

From August 11, 2000 until December 31, 2002, our company’s shares were traded on the Neuer Markt segment of the Frankfurt Stock Exchange. Neuer Markt was a market segment for tech companies that was established in 1997 based on a contractual relationship with the Frankfurt Stock Exchange. Following a transition period, the Neuer Markt was terminated as of June 5, 2003.

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

The Frankfurt Stock Exchange is the largest of the seven German Stock Exchanges. The aggregate annual turnover of the German Stock Exchanges in calendar year 2003 amounted to €3.4 trillion (based on the German Stock Exchange’s practice of single-counting of all transactions) for both equity and debt instruments. At December 31, 2003, the equity securities of a total of 5,730 corporations, including 4,901 foreign corporations, were traded on the Frankfurt Stock Exchange.

Prices are continuously quoted on the Frankfurt Stock Exchange floor each business day between 9:00 a.m. and 8:00 p.m. Central European Time for the ordinary shares and for other actively traded securities. Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets both on and off the Stock Exchange. Price formation is determined by open outcry by state-appointed specialists (amtliche Kursmakler) who are themselves exchange members, but who do not, as a rule, deal with the public. The Frankfurt Stock Exchange continuously quotes prices for active stocks during Stock Exchange hours.

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

Our company’s ordinary shares are also traded on XETRA, a computerized trading system of the Frankfurt Stock Exchange. The trading hours for XETRA are from 9:00 a.m. until 5:30 p.m. Central European Time on each business day. Securities traded on XETRA include the securities of companies listed on Prime Standard segment of the Frankfurt Stock Exchange, as well as other stocks, warrants, and bonds. XETRA is subject to the rules and regulations of the Frankfurt Stock Exchange.

The table below sets forth, for the periods indicated, the high and low closing prices for our company’s ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange’s XETRA trading system. Conversion of euros into dollars has been made at the daily conversion rate for each day during the respective period. This conversion is provided solely for your convenience.

	LION Ordinary Shares XETRA
	High	Low
	€	€
Most Recent Fiscal Years
Fiscal Year Ended March 31, 2002	42.20	7.90
Fiscal Year Ended March 31, 2003	11.70	2.35
Fiscal Year Ended March 31, 2004	5.60	1.72

Most Recent Fiscal Quarters
April 1 through June 30, 2002	11.70	3.70
July 1 through September 30, 2002	4.48	2.66
October 1 through December 31, 2002	6.20	2.35
January 1 through March 31, 2003	5.65	2.76
April 1 through June 30, 2003	5.04	2.71
July 1 through September 30, 2003	5.60	3.30
October 1 through December 31, 2003	4.84	2.91
January 1 through March 31, 2004	3.65	1.72
April 1 through June 30, 2004	2.16	1.43

	High	Low
	€	€
Most Recent Six Months
March 2004	2.84	1.72
April 2004	2.16	1.64
May 2004	1.84	1.43
June 2004	1.86	1.45
July 2004	1.63	1.33
August 2004	1.43	1.13

On September 24, 2004, the closing sales price per share on XETRA was €1.28, equivalent to approximately $1.57 per share, converted at the noon buying rate for September 24, 2004.

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

Articles of Association

This section summarizes the material rights of our company’s shareholders under German law, and the material provisions of our company’s articles of association. This description does not describe the articles of association in their entirety. Copies of our company’s articles of association are publicly available from the commercial register in Heidelberg, and an English translation of them has been filed with the SEC as Exhibit 1 to our annual report on Form 20-F for FY 2003 filed with the SEC on September 30, 2003. See also “Item 6: Directors, Senior Management and Employees” for a description of the corporate governance of our company and the election of the members of our supervisory board.

Share Capital

Our company’s share capital amounts to €19,870,175 divided into 19,870,175 ordinary bearer shares without par value. Our company may issue share certificates in global form. Our company has issued one global share certificate. Shareholders are not entitled to request the issuance of certificates regarding some or all of their shares. As of September 1, 2004, there were 19,870,175 shares of our company issued and outstanding, all of which were fully paid. Our shares are freely transferable.

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

Dividend and Liquidation Rights

Upon proposal by our company’s management board and supervisory board, the allocation of our company’s net profits, which our company determines on the basis of its unconsolidated financial statements prepared in accordance with the accounting principles generally accepted in Germany, is resolved at the annual shareholders’ meeting. The management board and the supervisory board are authorized to allocate, in their discretion, up to one-half of our company’s net profit in any fiscal year to other retained earnings. Shareholders participate in dividends in proportion to the number of shares held by each shareholder. For more information regarding dividends, see “Item 8: Financial Information — Dividend Policy”.

In accordance with the German Stock Corporation Act, upon our company’s liquidation, shareholders will receive, in proportion to their shareholdings, any liquidation proceeds remaining after payment of all of our company’s liabilities.

Voting Rights and General Meetings

A shareholders’ meeting may be called by our company’s management board or supervisory board. Shareholders holding in the aggregate at least 5% of our company’s issued share capital may require the management board to call a meeting. The annual general shareholders meeting must take place within the first eight months of our company’s financial year. The management board calls this meeting upon the receipt of the supervisory board’s report on the annual financial statements.

Under our company’s articles of association, our company must publish notices of shareholders meetings in the Internet version of the German Federal Gazette (elektronischer Bundesanzeiger, www.ebundesanzeiger.de) at least one month before the last day on which the shareholders must deposit their shares for the meeting.

Under our company’s articles of association, those shareholders who have deposited their shares during regular business hours before any shareholders’ meeting with our company and left on deposit until the end of this shareholders’ meeting, with a public notary, with a securities depository bank (Wertpapiersammelbank) or with any other place of deposit specified in the notice of the meeting, may participate in and vote in that shareholders’ meeting. Shares are also deemed to have been deposited if, with the consent of an approved depository, they are deposited with a bank in a blocked security deposit until the end of the shareholders’ meeting. The deposit must be made by no later than the seventh day before the day of the shareholders’ meeting. If such day falls on a Saturday, Sunday, or national holiday at the place of deposit, the deposit may take place on the immediately following business day. Saturdays will not count as business days. The voting rights attached to the shares may be exercised by an authorized representative of the shareholder. This authorization must be in written form, and if so specified in the invitation to the shareholders’ meeting, may be submitted to our company by facsimile or in electronic form.

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

A shareholder or a group of shareholders holding a minimum of either 5% or €500,000 of our company’s registered capital may require that additional or modified proposals be made at the shareholders’ meeting.

Each share carries one vote at shareholders’ meetings. According to our company’s articles of association, resolutions are generally passed with a simple majority of the votes cast. Under German stock corporate law and our articles of association, except in certain circumstances, as stated below, such a majority is required to amend the rights of our stockholders. German law requires that the following matters, among others, be approved by the affirmative vote of 75% of the shares present at the shareholders meeting at which the matter is proposed:

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

Although our company must notify shareholders of any ordinary or extraordinary shareholders’ shareholders meeting as described above, neither the German Stock Corporation Act nor our company’s articles of association fixes a minimum quorum requirement. This means that holders of a minority of our company’s shares could control the outcome of resolutions not requiring approval by a specified majority of our company’s outstanding share capital.

Change In Control

Our articles of associations do not contain any specific provisions that would have an effect of delaying, deferring or preventing a change in control in our company or that would only apply in the context of a merger, acquisition or corporate restructuring involving our company or any of our subsidiaries.

On January 1, 2002, the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz) became effective. It requires, among other things, that a bidder seeking control of a company with its corporate seat in Germany and traded on a European Union stock exchange must publish advance notice of a tender offer, submit a draft offer statement to the Federal Supervisory Authority for Securities (Bundesanstalt für Finanzdienstleistungsaufsicht, or BaFin) for review, and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a shareholder has acquired shares representing 30% of the voting power, it must make an offer for all remaining shares of the target. The Takeover Act requires the management board of the target to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target’s management board is permitted to take any action which a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target’s management board may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within the scope of their general authority under the German Stock Corporation Law. The management board may also adopt specific defensive measures if the supervisory board has approved such measures and if the measures were specifically authorized by the shareholders no later than 18 months in advance of a takeover bid by resolution of 75% of the votes cast.

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

Disclosure of Shareholdings

As of January 1, 2002, under the revised German Security Trading Act (Wertpapierhandelsgesetz) holders of voting securities of a German company admitted to official trading on a stock exchange within the European Union or the European Economic Area whose voting rights reach, exceed or, after exceeding, fall below 5%, 10%, 25%, 50% or 75% of a company’s outstanding voting rights are obligated to notify our company and the Federal Authority for the Supervisory of Financial Services (Bundesanstalt für Finanzdienstdienstleistungsaufsicht, or BaFin) thereof. No rights shall attach to the ordinary shares in our company held by a company or person so long as it has not made this disclosure. These rules apply to holders of our ordinary shares, including foreign holders, and also applied to holders of our ADSs.

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

Our Agreements with Bayer AG

We entered into two separate material long-term arrangements with Bayer, each of which was materially amended during FY 2004 and FY 2003. The first of these agreements expired in the summer of 2004. We delivered the final work under the second agreement to Bayer in August 2004 and the agreement will expire after Bayer’s acceptance of this work. . The full text of the agreements and amendments discussed below, along with English translations thereof, where applicable, is available as exhibits to our annual report as amended on Form 20-F for FY 2003 and our annual report on Form 20-F for FY 2002, each filed with the SEC under File No. 000-30850, or our Registration Statement on Form F-1, Registration No. 333-12262, filed with the Securities and Exchange Commission (or SEC) on July 10, 2000, or our Registration Statement on Form F-4, Registration No. 333-13150, filed with the SEC on February 9, 2001.

Basic Agreement

On June 18, 1999, our company entered into a basic agreement with Bayer providing for the development and implementation by us of an innovative Bio-IT solution for Bayer and for the establishment of a research and development cooperation between the two companies over a five-year period. Specifically, we agreed to establish and maintain a highly innovative IT environment to enable Bayer to more easily and successfully identify and qualify specified targets, such as novel genes or new annotations of genes that were already part of Bayer’s gene discovery activities, new expression markers, and single nucleotide polymorphisms, from genomics sources. Accordingly, we agreed to:

•	Incorporate our IT solutions into the drug discovery programs of the Bayer group;

•	Identify and extract a significant number of specified targets from existing public and private data bases and other sources available to us;

•	Deliver novel annotations, including prediction of function and other significant features for genes that were already part of Bayer’s gene discovery activities;

•	Develop life science informatics software systems and solutions as agreed upon jointly to provide faster identification of targets for drug discovery, more efficient validation and novelty check of drug target candidates, faster and better prediction of gene functions, novel search patterns and algorithms, and identification of diagnostic and pharmacogenomic markers.

The agreement required our company to establish LION bioscience Research Inc., based in Cambridge, Massachusetts, as a U.S. subsidiary wholly owned by our company as one of the vehicles through which we would perform the basic agreement. Our company agreed to make available to LION bioscience Research Inc. the necessary information technology, as well as other services and supplies. Our company also agreed to staff LION bioscience Research Inc. with a sufficient number of expert scientists and engineers from its existing workforce.

As part of this agreement we agreed to establish and to maintain a Center of Excellence at or near the city of Boston, Massachusetts, throughout the term of the basic agreement. The Center of Excellence, which consisted of a group of highly qualified bioinformaticians and other experts, provided consulting services to the Bayer group.

LION bioscience Research Inc. operated pursuant to a five-year business plan and annual budgets and conducted its research activities in accordance with annual research and development plans.

Bayer held a veto right with respect to proposed members of LION bioscience Research Inc.’s board of directors and the issuance of additional shares by LION bioscience Research Inc. The agreement also set up a steering committee consisting of two representatives of each party, which approved revisions to LION bioscience Research Inc.’s five-year business plan, its annual budget, the implementation of its annual research and development plan and any other matters concerning LION bioscience Research Inc.’s business activities brought before the committee by one of its members. The agreement initially provided the chairman of the steering committee, who was appointed by Bayer, with a tie-breaking vote.

The parties agreed that all rights and title to all information technology by LION bioscience Research Inc. would belong to our company. At the same time our company was required to grant Bayer a license to use such information technology for Bayer’s internal purposes only. Our company agreed not to market or distribute any of this information technology commercially for a period of one year from the time it became workable and had been tested and accepted by Bayer. The parties also agreed that all right and title to targets and genetic markers identified by LION bioscience Research Inc. would belong to Bayer.

In consideration for our services under the agreement, Bayer agreed to reimburse our company for the operational costs of LION bioscience Research Inc. that were incurred pursuant to its annual budget, up to an annual amount of $5 million. The steering committee could also agree to increase this figure by up to 10%, but the aggregate amount of these reimbursements could not exceed the amount of $25 million during the term of the basic agreement.

Bayer also paid our company an annual fixed fee in the amount of €1.28 million. In addition, Bayer paid us a running fee on drugs and/or diagnostic products developed and marketed by Bayer based on the targets and genetic markers identified and found by LION bioscience Research or our company by means of the IT provided by our company or LION bioscience Research Inc.

The basic agreement granted Bayer the option, exercisable within six months prior to the expiration of the basic agreement, to acquire all of the shares of LION bioscience Research Inc. from our company for a price corresponding to the equity paid in by our company, which was $1.0 million as of March 31, 2004. If Bayer chose to exercise this option, Bayer was required to change the name of LION bioscience Research Inc. Our company had a right of first refusal to exploit commercially any new IT software developed by LION bioscience Research Inc. during a period of two years after any acquisition of the shares by Bayer, if this software were to compete with our activities and Bayer decided to exploit it commercially.

The basic agreement did not prevent us from selling our products, services or solutions to customers except for providing our integrated IT-solutions to other customers in the greater Boston, Massachusetts, area and except to the extent that providing such products, services or solutions would require our company to withdraw personnel from LION bioscience Research Inc., in each case for a period of three years from the date of the basic agreement.

In June 2000, we expanded this arrangement with Bayer into the areas of plant protection and animal health.

In October 2000, we entered into an amendment to this agreement with Bayer to remove the provision that the chairman of the joint LION/Bayer steering committee, who was appointed by Bayer, held a tie-breaking vote.

In February 2002, we entered into another amendment to this agreement with Bayer to provide for an additional one-time success payment to us of $2.310 million to reflect our accelerated performance of our obligations related to targets under this agreement.

In June 2003, we entered into a further amendment to the Basic Agreement with Bayer to take into account the developments and changing needs at Bayer. Accordingly, our company and Bayer mutually clarified certain provisions of the Agreement, including in particular clarifications on payment terms and Bayer’s use of our bioSCOUT™ software. In addition, the parties agreed to modify our obligations regarding the delivery of drug targets and IT solutions. Specifically, we were no longer obligated to deliver any further novel drug targets. Instead, we agreed to use our best efforts to analyze 1,200 genes as drug targets that belonged to certain gene classes known to be successful in drug development as specified further in a Target Validation Plan — including targets already analyzed by us in calendar year 2003 prior to the effective date of this amendment — during the term of the basic agreement. We were to provide certain analysis and annotation services relating to each of these targets. In addition, the focus of our software development activities for the remainder of the term of the basic agreement was defined in a Bioinformatics Development Plan. Under this plan, we were to concentrate our IT development activities on creating the Bayer Gene Catalogue, on text-mining and data-mining projects, algorithms research and central bioinformatics services as specified in the Bioinformatics Development Plan.

Bayer did not exercise its option to acquire all of the shares of LION bioscience Research Inc. from our company under the Basic Agreement as amended, and the parties did not renew or extend the Basic Agreement. Accordingly, the agreement expired on June 30, 2004. We subsequently closed down the operations of LION bioscience Research Inc.

Development Agreement

On October 13, 2000, our company and Bayer entered into a development agreement, pursuant to which our company agreed to provide Bayer with an integrated pharmacophore and informatics technology platform to speed Bayer’s identification of lead candidates for its drug and agricultural chemical programs. Under this arrangement, we agreed to deliver existing, and to develop future, information technology and software, such as pharmacophore and informatics tools, for Bayer to significantly enhance Bayer’s lead identification and optimization capabilities for pharmaceutical and agrochemical discovery and development.

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

As a result, we entered into amendments to the development agreement with Bayer in December 2001 and March 2002 by revising the original milestone requirements and dates as well as the original payment schedule. Under the development agreement as amended, we were required to achieve a new milestone by April 1, 2002. Bayer did not accept the deliverable due on April 1, 2002 in connection with the milestone set for that date. Accordingly, the parties entered into a fourth amendment to the development agreement in December 2002, extending the due dates for the remaining deliverables due Bayer, with the final deliverable under the development agreement, as amended, now due in July 2004. In FY 2004, the parties agreed to change the milestone date for the final deliverable to August 2004.

As part of the fourth amendment, Bayer agreed to the use of our LION DiscoveryCenter™ integration platform for key parts of the development project. In addition, the parties agreed to reduce future fees due to us under the project. At the same time, we would assume additional responsibilities for developing analysis and visualization software components, thus increasing our share of the total project. We had previously relied on a subcontractor for development of various components.

Under the development agreement as amended, future milestone payments were tied to achieving corresponding deliverables. If we did not timely achieve these future milestones, Bayer could withhold the corresponding milestone payment and could terminate the development agreement.

Any software developed or invented under this development agreement and all other developments, inventions, know-how, whether patentable or not, would be owned by our company. We would grant to Bayer and the Bayer group an irrevocable, non-transferable, non-exclusive, worldwide license to use this software, inventions and know-how for internal purposes only for the maximum period of time legally possible. We have the unrestricted right to commercialize this software, inventions and know-how, provided that new software for pharmacophore identification and project tracking could not be commercialized until acceptance of our performance of the last milestone.

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

Pursuant to the agreement, the parties established a steering committee that would approve details of the software to be delivered by us and to approve any changes to the milestones. The parties also agreed to set up an operational committee, which would coordinate the operational activities under this development agreement. Each party had the right to appoint four members to the operational committee with our company appointing the chairman and Bayer appointing the vice chairman of the committee.

We delivered the final deliverables in August 2004 in accordance with the agreement as amended. These deliverables are still subject to acceptance by Bayer. The parties have not renewed or extended the project. Accordingly, the agreement will expire after acceptance of the final deliverables by Bayer.

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

Pursuant to the term of this exclusive software license and distribution agreement, EMBL also licensed the use of SRS from us pursuant to an agreement entered into in December 2002. In March 2004, we agreed in principle with the EMBL to authorize academic licensees to make online access to basic versions of SRS available on the Internet for users from non-commercial as well as commercial organizations and to enable these users to conduct unsecured online queries of third party databases free of charge. We are currently in the process of negotiating an agreement with the EMBL to reflect this agreement in principle. For more information concerning our SRS license to EMBL and the agreement currently under negotation, see “Item 4: Information on the Company – Sales, Marketing, Distribution”.

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

Taxation

The following discussion summarizes certain German tax and United States federal income tax consequences of the acquisition, ownership and disposition of our company’s ADSs or shares. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of our company’s ADSs or shares, this discussion summarizes certain German tax consequences to a holder of ADSs or shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in Germany (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in Germany through which such ADSs or shares are held, and certain material United States federal income tax consequences to a Qualified Holder (as that term is defined below) of ADSs or shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in Germany (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in Germany through which such ADSs or shares are held.

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

The availability to our company of loss carry forwards for corporation tax or trade tax purposes is subject to limitation under certain circumstances. From January 1, 2004 new thin-capitalization rules are in force. These new rules have been interpreted by German tax authorities by a regulation dated July 15, 2004. We cannot exclude the possibility that these rules and their interpretation have an impact on the tax burden of our company in general.

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

For shares and ADSs that are kept in custody with a depositary in the United States a collective procedure for the refund of German withholding tax and surtax has been introduced by the German tax authorities on a trial basis. The depositary may submit claims for refunds payable to Qualified Holders under the Treaty collectively to the German tax authorities on behalf of these Qualified Holders under this procedure. The German Federal Tax Office (Bundesamt für Finanzen) will pay the refund amounts on a preliminary basis to the depositary, which will redistribute these amounts to Qualified Holders according to the regulations governing these procedures. The German Federal Tax Office may review whether the refund complies with applicable law within four years after making the payment to the depositary. Details of this collective refund procedure are available from the depositary. The depositary for our company’s ADSs is currently JPMorgan Chase Bank.

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

Foreign Personal Holding Company Considerations

We do not believe that our company, or any of its subsidiaries, currently is a “foreign personal holding company” (an “FPHC”) for United States federal income tax purposes. We are not aware of any changes that would affect this conclusion in the foreseeable future. A foreign corporation is an FPHC for a taxable year if

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

We believe that our company qualified as a PFIC during FY 2004. Based on current projections concerning the composition of our company’s income and assets, we believe that our company will be treated as a PFIC for its current and future taxable years. However, because this conclusion is based on our current projections and expectations as to its future business activity, our company’s actual tax treatment may differ in respect of its current or any future taxable years.

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

In some circumstances, a Qualified Holder may avoid certain of the unfavorable consequences of the PFIC rules by making a QEF election in respect of our company. A QEF election effectively would require an electing Qualified Holder to include in income currently its pro rata share of the ordinary earnings and net capital gain of our company. However, a Qualified Holder will not be able to elect QEF status with respect to our company because our company does not intend to prepare the information that a Qualified Holder would need to make a QEF election.

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

Foreign Currency Exchange Risk

We publish our consolidated financial statements in euros. Currency fluctuations can affect our financial results, particularly fluctuations between the euro and the U.S. dollar. The U.S. dollar denominated proportion of our revenues and expenses, respectively, are not fixed but vary. In FY 2004, approximately 70% of our revenues and approximately 50% of our expenses were denominated in U.S. dollars. Accordingly, any changes of the euro against the dollar would affect our reported income or losses.

We have entered into several forward exchange transactions in British pounds in the first quarter of FY 2005. We may also enter into US dollar denominated forward exchange transactions to the extent that we may in the future have substantial foreign currency exposure - in connection with payments from customers or collaboration partners or due to investments, for example.

Item 12:	Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15: Controls and Procedures

Our company performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of FY 2004. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the Securities and Exchange Commission (SEC)

is recorded, processed, summarized and reported in a timely manner. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our company’s Co-Chief Executive Officer (or Co-CEO) and Chief Financial Officer (or CFO), Martin Hollenhorst, and our company’s Co-CEO and Chief Operating Officer, Dr. Daniel Keesman. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our company’s Co-CEOs and CFO, concluded that our company’s disclosure controls and procedures were effective.

There have been no changes in our internal control over financial reporting subsequent to the date of our most recent evaluation that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Therefore, no corrective actions were taken.

Item 16A.	Audit Committee Financial Expert.

Our supervisory board has determined that our company has at least one audit committee financial expert, Professor Dr. Klaus Pohle, serving on its audit committee.

Item 16B.	Code of Ethics.

On September 20, 2004 our company adopted a code of ethics applicable to our management board and our senior management consistent with the requirements of the German Code of Corporate Governance and the Nasdaq National Market. A copy of our company’s code of ethics has been filed with the SEC as Exhibit 4.17 to this annual report.

Item 16C.	Principal Accountant Fees and Services.

Ernst & Young and its affiliates in the United States and the United Kingdom have acted as the independent auditors of our company and its subsidiaries in the United States and the United Kingdom for FY 2003 and FY 2004.

Audit Fees (all Finance]

We were billed approximately €407,000 by Ernst & Young for FY 2003 and €200,000 for FY 2004 for audit services, including the costs for the work related to this 20F. “Audit Fees” are the aggregate fees billed by Ernst & Young for the audit of our consolidated annual financial statements, audits of statutory financial statements of our company and its subsidiaries, and amounts billed for attestation services in relation to regulatory filings and other compliance requirements.

Audited-Related Fees

We were billed approximately €20,000 by Ernst & Young in FY 2003 and €21,000 in FY 2004 for audit-related services. “Audit-Related Fees” are fees charged by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. These services relate primarily to our 401k employee benefit plan.

Tax Fees

We were billed approximately €120,000 by Ernst & Young in FY 2003 and €101,000 in FY 2004 for tax advice, tax compliance services, tax planning services and other tax consulting services.

All Other Fees

We were billed approximately €65,000 by Ernst & Young in FY 2003 and €22,000 in FY 2004 for other services provided by Ernst & Young. These services relate primarily to workshops and IT trainings for accounting and reporting systems.

Prior to the engagement of Ernst & Young each year, the appointment is approved by our company’s supervisory board and approved by vote of our shareholders at our annual general shareholders’ meeting. Our company’s audit committee has also adopted its own rules of procedure. The audit committee’s rules of procedure provide for a process with respect to the prior approval of all services to be performed by the independent auditors for our company. The supervisory board also reviews the internal control, disclosure and audit processes of the company.

In FY 2003, our supervisory board, acting as the Company’s audit committee, approved all of the audit services provided by Ernst & Young, none of the audit-related services or tax consulting services provided by Ernst & Young and none of the other services provided by Ernst & Young. In FY 2004, our supervisory board, acting as the Company’s audit committee, approved all of the services provided by Ernst & Young.

Item 16D:	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither our company nor its affiliates have purchased any of our company’s shares.

PART III

Item 17:	Financial Statements

Not applicable.

Item 18:	Financial Statements

See pages F-3 through F-43.

Item 19:	Exhibits

Exhibit No.	Description of Exhibit
1	Articles of Association of LION bioscience Aktiengesellschaft (incorporated by reference to Exhibit 1 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

2.1	Form of American Depository Receipt (incorporated by reference to Exhibit 4.3 of our company’s Registration Statement on Form F-1, File No. 333-12262)

2.2	Form of global share certificate for ordinary shares (English translation) (incorporated by reference to Exhibit 4.2 of our company’s Registration Statement on Form F-1, File No. 333-12262)

4.1	Basic Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated June 17, 1999 (incorporated by reference to Exhibit 10.1 of our company’s Registration Statement on Form F-1, File No. 333-12262)

4.2	Development Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated October 13, 2000 (incorporated by reference to Exhibit 10.4 of our company’s Registration Statement on Form F-4, File No. 333-13150)

4.3	License Agreement concerning SRS between LION bioscience Aktiengesellschaft and the European Molecular Biology Laboratory, dated September 15, 1998 (incorporated by reference to Exhibit 10.2 of our company’s Registration Statement on Form F-1, File No. 333-12262)

4.4	Amendment to Basic Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated February 15, 2003 (incorporated by reference to Exhibit 4.4 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

4.5	Amendment to the Development Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated December 1, 2001 (incorporated by reference to Exhibit 4.5 of our company’s Annual Report on Form 20-F, filed with the SEC on June 18, 2002, File No. 000-30850)

4.6	Amendment to the Development Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated March 29, 2002 (incorporated by reference to Exhibit 4.6 of our company’s Annual Report on Form 20-F, filed with the SEC on June 18, 2002, File No. 000-30850)

4.7	Software License and Distribution Agreement between LION bioscience Aktiengesellschaft and the European Molecular Biology Laboratory, dated January 21, 2002 (incorporated by reference to Exhibit 4.7 of our company’s Annual Report on Form 20-F, filed with the SEC on June 18, 2002, File No. 000-30850)

4.8	Amendment to Development Agreement between Bayer AG and Lion Bioscience AG, dated as of June 25, 2002 (incorporated by reference to Exhibit 4.8 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

Exhibit No.	Description of Exhibit
4.9	Amendment to Basic Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated October 13, 2000 (incorporated by reference to Exhibit 4.9 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

4.10	Amendment to Basic Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated June 27, 2003 (incorporated by reference to Exhibit 4.10 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

4.11	Amendment to the Development Agreement between Bayer AG and LION bioscience Aktiengesellschaft, dated as of December 16, 2002 (incorporated by reference to Exhibit 4.11 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

4.12	Lease Agreement between Aid Association for Lutherans (predecessor in interest to ARE 9880 Campus Point Dr., LLC) and Trega Biosciences Inc., (predecessor in interest to LION bioscience Inc.) dated September 24, 1997 (incorporated by reference to Exhibit 4.12 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

4.13	First Amendment to Lease Agreement between ARE 9880 Campus Point, LLC. and LION bioscience Inc., dated June 17, 2003 (incorporated by reference to Exhibit 4.13 of our company’s Annual Report on Form 20-F, filed with the SEC on September 30, 2003, File No. 000-30850)

4.14	Form of Deposit Agreement, among LION bioscience AG, Morgan Guaranty Trust Company of New York, as Depository and all holders and beneficial owners from time to time of American Depository Receipts issued thereunder (incorporated by reference to Exhibit 4.1 of our company’s Registration Statement on Form F-1, File No. 333-12262)

4.17	Code of Ethics of the Company

8	List of subsidiaries

12.1	Rule 13a-14(a)/15d-14(a) Certification

12.2	Rule 13a-14(a)/15d-14(a) Certification

13.1	Section 1350 Certification

13.2	Section 1350 Certification

Consolidated Financial Statements

of

LION bioscience Aktiengesellschaft

Heidelberg, Germany

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of LION bioscience AG:

We have audited the accompanying consolidated balance sheets of LION bioscience AG, as of March 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LION bioscience AG at March 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2004 in conformity with U.S. generally accepted accounting principles.

Mannheim, May 28, 2004,

Ernst & Young

Deutsche Allgemeine Treuhand AG

Wirtschaftsprüfungsgesellschaft

Ketterle	K. Berger
Wirtschaftsprüfer	Wirtschaftsprüfer
Certified Public Accountant

LION bioscience AG

CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(in thousand euro, except for share and per-share data)

	Notes No.	March 31, 2004	March 31, 2003
		€	€
ASSETS

Current assets
Cash and cash equivalents	2	29,294	60,102
Marketable securities	2, 6	13,812	12,762
Trade accounts receivable, net	2	4,073	7,581
Prepaid expenses, short-term	3	848	1,799
Other assets	4	1,355	1,292
Assets held for sale	C	0	322

Total current assets		49,382	83,858

Property, plant and equipment, net	5	2,793	6,890
Other long-term investments	7	549	549
Other intangible assets, net	9	44	576
Trade accounts receivable, long-term	2	346	1,423

		53,114	93,296

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable		1,439	1,769
Accrued liabilities	10	5,448	15,458
Current portion of long-term debt	13	0	569
Current portion of capital lease obligation	12	13	16
Deferred income and advance payments, short-term		6,305	8,641
Other current liabilities	11	428	1,102

Total current liabilities		13,633	27,555

Long-term debt less current portion	13	0	1,991

LION bioscience AG

Deferred income and advance payments, less current portion		2,029	4,304
Capital lease obligations less current portion	12	52	69

Shareholders’ equity
Ordinary shares, each with a notional par value of € 1.00; 19,870,175 shares issued and outstanding as of March 31, 2004 and 2003, 29,805,262 shares authorized at March 31, 2004 and 2003		19,870	19,870
Additional paid-in capital		302,298	302,307
Accumulated other comprehensive income		(3,899)	(2,689)
Accumulated losses		(280,869)	(260,111)

Total shareholders’ equity		37,400	59,377

		53,114	93,296

The accompanying notes are an integral part of these consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)

(in thousand euro, except share and per-share data)

	Notes No.	Fiscal Year ended March 31
		2004 €	2003 €	2002 €
Revenues:
Drug discovery	2, 24	980	1,531	2,898
Licenses	2, 24	8,174	12,450	9,503
Professional services	2, 24	7,518	12,681	18,307
Maintenance and support	2, 24	3,003	2,697	1,314

Total revenues		19,675	29,359	32,022

Cost-of-sales		9,466	18,677	11,395
Costs and expenses:
Selling costs	2	8,276	11,229	12,546
General and administrative costs		9,272	21,490	18,369
Research and development costs	2	12,507	34,225	33,900
Other operating income and expenses		(1,759)	(1,733)	(1,104)

Total costs and expenses (incl. cost-of-sales)		37,762	83,888	75,106

Operating results before depreciation and amortization		(18,087)	(54,529)	(43,084)
Depreciation of property, plant and equipment and amortization of intangible assets	2, 5, 9, 16	4,625	14,021	11,885
Impairment of goodwill	8	0	58,526	0

Operating results		(22,712)	(127,076)	(54,970)
Interest income and expenses	17	1,355	3,654	6,302
Results from marketable securities and other long-term investments	18	227	(13,594)	(3,493)
Loss before taxes from continuing operations		(21,130)	(137,016)	(52,161)
Tax expense		(326)	(313)	(261)

Net loss for the year from continuing operations		(21,456)	(137,329)	(52,422)

LION bioscience AG

Income/ (Loss) on discontinued operations (net of tax of € 0 in all years) (incl. gain/(loss) on disposal of fixed assets of € 239 in fiscal year 2004 and of € (2,868) in fiscal year 2003)	C	698	(15,465)	(9,549)

Net loss for the year		(20,758)	(152,794)	(61,971)

Basic and diluted net loss per share from continuing operations		(1.08)	(6.91)	(2.77)
Basic and diluted net income/ (loss) per share from discontinued operations		0.04	(0.78)	(0.50)

Basic and diluted net loss per share	26	(1.04)	(7.69)	(3.27)

Average number of outstanding shares		19,870,175	19,870,175	18,940,029

The accompanying notes are an integral part of these consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. GAAP)

(in thousand euro)

	Fiscal Year ended March 31
	2004 €	2003 €	2002 €
Operating activities:
Net loss	(20,758)	(152,794)	(61,971)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation for stock options and deferred compensation	0	8,550	4,542
Depreciation of property, plant and equipment	4,007	9,327	7,986
Amortization of intangible assets	635	7,954	5,174
Impairment of goodwill	0	58,526	0
Impairment of marketable securities and other long-term investments	0	10,985	19,010
Loss (gain) on sale of fixed assets	191	1,335	(56)
Loss (gain) on sale of marketable securities	(227)	2,609	(14,536)
Changes in operating assets and liabilities:
Trade accounts receivable	4,585	2,182	(6,370)
Prepaid expenses and other current assets	(62)	3,102	332
Trade accounts payable	(331)	(528)	(3,963)
Accrued liabilities	(10,011)	6,997	3,281
Deferred income and advanced payments received	(3,659)	(1,333)	2,356
Other current liabilities	(674)	(823)	(7,162)

Net cash used in operating activities	(26,304)	(43,911)	(51,377)

Investing activities:
Investments in property, plant and equipment	(732)	(2,583)	(7,960)
Proceeds from the sale of property, plant and equipment	642	748	56
Investments in other long-term investments	0	0	(10,805)
Investments in marketable securities	(5,000)	(5,849)	0
Proceeds from the sale of marketable securities	4,506	94,378	29,583
Investments in other assets	0	0	(5,830)

Net cash (used in) provided from investing activities	(584)	86,694	5,044

Financing activities:
Decrease in additional paid-in capital	(9)	0	(154)
Principal payments on long-term debts	(2,560)	(569)	(569)
Principal payments on capital leases	(19)	(134)	(863)

Net cash used in from financing activities	(2,588)	(703)	(1,586)
Increase (decrease) in cash	(29,476)	42,080	(47,919)
Currency adjustments	(1,332)	(1,162)	(94)
Cash and cash equivalents at beginning of period	60,102	19,184	67,197

Cash and cash equivalents at end of period	29,294	60,102	19,184

The accompanying notes are an integral part of these consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (U.S. GAAP)

(in thousand euro, except share and per-share data)

	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated other comprehensive income		Total Shareholders’ Equity
	Shares	Amount			Cumulative translation adjustments	Available-for- sale-securities
Balances at March 31, 2001	18,754,000	18,754	270,286	(45,346)	431	(4,922)	239,203

Non-cash compensation for stock options			4,225				4,225
Deferred compensation			317				317
Valuation of securities available-for-sale at market prices						5,018	5,018
IPO expenses			(154)				(154)
Adjustment items for foreign currency translation					(94)		(94)
Ordinary shares issued against contribution in kind	1,116,175	1,116	19,263				20,379
Net loss				(61,971)			(61,971)

Balances at March 31, 2002	19,870,175	19,870	293,937	(107,317)	337	96	206,923

Non-cash compensation for stock options			8,257				8,257
Cash-settlement for stock options			(180)				(180)
Deferred compensation			293				293
Valuation of securities available-for-sale at market prices						162	162
Adjustment items for foreign currency translation					(3,284)		(3,284)
Net loss				(152,794)			(152,794)

Balances at March 31, 2003	19,870,175	19,870	302,307	(260,111)	(2,947)	258	59,377

Cash-settlement for stock options			(9)				(9)
Valuation of securities available-for-sale at market prices						330	330
Adjustment items for foreign currency translation					(1,540)		(1,540)
Net loss				(20,758)			(20,758)

Balances at March 31, 2004	19,870,175	19,870	302,298	(280,869)	(4,487)	588	37,400

The accompanying notes are an integral part of these consolidated financial statements

LION bioscience AG

LION bioscience AG

Notes to the Consolidated Financial Statements (U.S. GAAP)

March 31, 2004

A. Basis of Presentation

1. General and Operations

LION bioscience AG (“LION” or “the Company”) was incorporated in Germany in March 1997. The Company offers drug discovery and knowledge management IT-solutions and develops information management software and data integration and analysis systems to improve R&D performance in the life science industry. Through December 31, 2002, LION also applied state-of-the-art high-throughput technologies and internally-produced information technology systems for its own drug discovery activities. As a result of focusing on the Company’s core competencies, LION closed its drug discovery activities as of December 31, 2002.

Amounts included in the consolidated financial statements are reported in euro (“€”) unless otherwise stated.

LION bioscience AG

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

Revenue Recognition

The Company’s revenue consists of fees from licensing its software products, fees earned from service and collaboration agreements performed by its professional services organization, fees earned from products and research agreements in conjunction with the Company’s drug discovery activities and fees for software maintenance and support.

Revenues from licenses

The Company’s software is licensed under non-cancellable licensing agreements, which typically grant the customer the right to use the software for periods of one to five years or on a perpetual basis. According to the Company’s policy, payments resulting from term-based software contracts are generally received in advance every year throughout the term of the contract and upfront for perpetual licenses, without giving any contract concessions to customers that were not included in the original contractual arrangement. License agreements are generally extended automatically unless terminated by either party.

The Company recognizes revenue pursuant to the requirements of AICPA Statement of Position (“SOP”) 97-2 “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-9 “Software Revenue Recognition, With Respect to Certain Transactions”.

Under SOP 97-2, provided that the arrangement does not require significant production, modification, or customization of the software, revenue is recognized when the following four criteria have been met:

1. Persuasive evidence of an arrangement exists

2. Delivery has occurred

3. The fee is fixed or determinable, and

4. Collectibility is probable.

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

For those licenses that are renewable annually, the Company applies TPA 5100.53, “Fair value of PCS in a Short-Term Time-Based License and Software Revenue Recognition”), which was issued in May 2000, and effective July 1, 2000. In accordance with TPA 5100.53 the Company is not able to objectively demonstrate VSOE of fair value for PCS, due to the short timeframe. Therefore the Company recognizes the license fee and the PCS ratably over the PCS term, i.e. 12 months, as provided in TPA 5100.53.

The Company recognizes its multi-year license arrangements depending on the PCS term. Certain of these arrangements have a PCS term that is the same as the software license term. SOP 97-2 requires the seller of software that includes PCS to establish vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines the VSOE of the fair value of PCS and PCS renewals as a percentage of the software license revenue and by reference to contractual renewals when the renewal term is substantive. However, in those cases where

LION bioscience AG

the initial PCS term is relatively long (i.e., greater than 50% of the original license term) or the PCS renewal rate is significantly below the Company’s normal pricing practices, the PCS renewal rate is not substantive and therefore a determination of VSOE of fair value cannot be achieved in accordance with AICPA Technical Practice Aid (“TPA”) 5100.54, “Fair Value of PCS in a Multi-Year Time-Based License and Software Revenue Recognition”. In those cases, the Company recognizes the license revenue pro-rata over the term of the related PCS. Due to the fact that the majority of the multi-year arrangements the Company has entered into so far have a PCS term greater than 50% of the original license term, there is no sufficient history for the remaining multi-year contracts which could establish VSOE of fair-value based on a percentage of the license revenue. Consequently, the Company recognizes all revenue from multi-year arrangements pro-rata over the term of the related PCS.

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

Revenues from maintenance and support

The Company’s annual license agreements generally include the provision of telephone customer support and may also include basic training and consultation services. These services are billed separately and revenue is recognized on a straight-line basis over the term of the contract and reported separately as revenues from maintenance and support. If maintenance is included free or at a discount in a perpetual software license arrangement, the discount amounts are deferred from the software license fees and recognized ratably over the maintenance period based on the fair value as established by independent sale of maintenance to customers. These services have no impact on the functionality of our software. For services provided by the Company conducted over a period of one year or longer separate contracts for maintenance and support are created. The Company guarantees its software for the term of the license period. The Company has received no warranty claims to date and, accordingly, has not built up a reserve for warranty costs.

Revenues from professional services

Revenue from service and collaboration agreements performed by our professional services organization is recognized in accordance with the terms of the respective agreement. Some of the agreements involve milestones. Revenues from the attainment of milestone events are recognized when the Company and its customers agree that the scientific results or other milestones defined in the agreement have been achieved. As a general rule, revenue from other contracts is recognized on a straight-line basis over the term of the contract, which generally represents the pattern of costs incurred by the Company.

In the preceeding fiscal years the Company realized revenues from a long-term service agreement according to the percentage of completion method with estimates on the basis of total incurred costs in relation to total expected costs. Pursuant to an amendment of the agreement effective as of January 1, 2002, payments become due with the achievement of the milestones fixed in the contract. Revenues are realized only when the milestone is reached. All related project costs are capitalized until a milestone is reached and then treated as expenses (cost –of sales) of the period unless a loss is anticipated based on the Company’s best estimates, in which case an accrual is made for the estimated loss.

Revenues from drug discovery

Revenue from the Company’s drug discovery activities consists of fees for products developed by the Company, e.g. clone collections (arrayTAG™) and Chem.Folio™ compound libraries, and revenues from research agreements and is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery.

Government Grants

The Company receives grants under various government programs. Depending on the nature of the grant, the Company either records the grants as revenue, or a decrease of the related costs. Government grants that are intended to reimburse the Company for general costs of a program such as salaries, equipment, and general and administrative are recorded as drug discovery revenues in the period earned. The total amount recorded as drug discovery revenue in fiscal year 2004 was € 45,000 as compared to € 105,000 in 2003 and € 0 in 2002. Government grants to specifically defray the costs of research and development are offset on receipt against the related expenses. The total amount offset in fiscal year 2004 was € 212,000, as compared to € 630,500 and € 1,316,900 in fiscal year 2003 and 2002, respectively.

LION bioscience AG

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs in fiscal year 2004 (excluding government grants) totaled € 12,719,200, as compared to € 34,856,000 in 2003 and € 35,216,800 in 2002. The previous years’ research and development costs have been adjusted to reflect the reclassification of some research and development costs to cost of sales and discontinued operations, respectively.

Advertising Costs

Costs for advertising and sales promotion are expensed as incurred. In fiscal year 2004 the costs for advertising and sales promotion totaled € 701,500 as compared to € 2,002,100 in 2003 and € 1,969,300 in 2002.

Software Development

In previous years, the Company capitalized software development costs incurred subsequent to the establishment of technological feasibility. Under the Company’s product development process, technological feasibility is established on completion of a working model. Once technological feasibility has been established, the costs involved are capitalized until the software has been marketed and is offered for sale. Software development costs are amortized on a product-by-product basis, using whichever is the greater of (a) the ratio of current gross revenue for a product to the total of current revenue and anticipated gross revenue for that product, or (b) the straight-line method over a maximum of three years. The Company capitalized no software development costs in fiscal year 2004, 2003 and 2002. Amortization of € 218,300, € 357,500 and € 603,500 was reported in 2004, 2003, and 2002 respectively. Residual book values as of March 31, 2004, 2003 and 2002 were € 9,500, € 227,800 and € 585,300 respectively.

Costs of uncompleted contracts

The Company capitalizes costs for an uncompleted professional services project and recognizes the expenses (cost of sales) in the period a milestone of the project has been reached and revenues are recorded. The Company records revenues and expenses according to the progress of the project, whereas the progress toward completion is measured based on attainment of the defined milestones. All direct costs are capitalized until a milestone is reached. Any excess in the estimated costs to complete the contracts over the estimated revenues to be received is included as a loss contract accrual in Accrued Liabilities. As of March 31, 2004 costs of € 571,900 were capitalized, as compared to € 0 as of March 31, 2003 and 2002.

Stock-Based Compensation

The Company accounted for its stock options under the fair-value method according SFAS No. 123. Accordingly, compensation expense is recorded over the period until vesting based on the fair value of the option on the date of grant. This expense estimate may not be representative of the actual costs in future reporting periods.

Marketable Securities

The Company is exposed to exchange risks with respect to its cash equivalents and securities available for sale. The Company invests its excess liquidity almost exclusively in money market funds, mortgage bonds, corporate debt securities, and commercial papers, with the objective of assuring both the Company’s liquidity and security of the capital invested. The Company’s investments are restricted to securities of issuers with high credit ratings. All securities are recorded at fair market value on the balance sheet date based on quoted market prices and are classified as current assets.

LION bioscience AG

Other Long-Term Investments

Other long-term investments are generally carried at the lower of cost or fair market value.

Concentration of Credit Risks

The Company’s accounts receivable are unsecured and thus the Company is at risk to the extent such amounts become uncollectible.

In the fiscal years 2004, 2003 and 2002, revenues with Bayer AG constituted 39%, 33% and 58%, respectively, of the Company’s total revenues. The outstanding accounts receivable from Bayer AG as of March 31, 2004 amounted to € 0 (March 31, 2003: € 376,000). The percentages reflect the revenues adjusted for discontinued operations.

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

Trade Accounts Receivable

The reported trade accounts receivable as of March 31, 2004 are reduced by an allowance for doubtful accounts amounting to € 626,000 (March 31, 2003: € 275,000). Allowances for doubtful accounts are recorded when the collectibility of a trade accounts receivable is determined to be unlikely. The allowance is determined on a specific basis. The trade accounts receivable is written-off against the allowance for doubtful accounts when collection efforts have ceased.

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

LION bioscience AG

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

In fiscal year 2004, net exchange rate gain included in the statements of operations was € 1,416,300, as compared to a loss of € 69,300 in 2003 and a gain of € 928,600 in 2002, representing the translation of assets and liabilities denominated in foreign currencies.

The exchange rates of key currencies affecting the Company are as follows:

		Closing rate at		Average rate fiscal year
		3/31/2004	3/31/2003	2004	2003	2002
		to €1.00	To €1.00	to €1.00	to €1.00	to €1.00
US dollar	US$	1.2224	1.0895	1.1752	0.9942	0.8840
British pound	GBP	0.6659	0.6896	0.6945	0.6426	0.6174

Income Taxes

The Company accounts for income taxes under the asset and liability method (balance sheet method) and, accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are determined on the basis of the tax rates applicable to taxable profits in the year in which the differences are expected to be recovered or settled. The effect of changes in the tax rates on deferred tax assets and liabilities is recognized in the period in which the amended tax rates are passed. A valuation allowance is established against deferred tax assets when it is determined that it is more likely than not that they cannot be recovered from future taxable income.

Basic and Diluted Net Loss per Ordinary Share

The basic loss per share is computed by dividing consolidated net loss by the weighted number of common shares outstanding, including common-share equivalents. Stock options issued are not considered in calculating the diluted net loss per common share, as their effect is anti-dilutive.

Reclassifications

Several values of the previous years’ statements of shareholders’ equity and in the notes to the consolidated financial statements have been reclassified to achieve a comparability with the statements for fiscal year ended March 31, 2004.

LION bioscience AG

New Accounting Regulations

In October 2003, the FASB issued FASB Staff Position FIN 46-6 (“FSP FIN 46-6”), “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities”. FSP FIN 46-6 deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003 as well as FSP FIN 46-6. The Company was required to apply FIN 46R on December 31, 2003 for all entities previously considered to be “special purpose entities”. The Company had no special purpose entities and therefore the adoption of this portion of FIN 46R had no impact on the Company’s Consolidated Financial Statements. The Company was required to apply FIN 46R to all entities not considered to be “special purpose entities” as of March 31, 2004. The Company currently does not believe it has any variable interests in any VIEs and therefore there was no impact on adoption of FIN 46R.

In November 2003, the EITF reached a partial consensus on EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF 03-1 requires that additional information about unrealized losses pertaining to certain debt and equity securities and non-marketable cost method investments be disclosed. The Company has included all disclosures to marketable securities in Note no. 7. The requirements of EITF 03-01 had no impact on the notes to the consolidated financial statements for fiscal year 2004, because the Company’s marketable securities as of March 31, 2004 included only unrealized gains.

B. Additional Balance Sheet Information

3. Prepaid Expenses, Deferred Items

	3/31/2004	3/31/2003
	(in thousand euro)
Current:

Capitalized license fee (Metalayer)	0	278
License and maintenance fees	146	399
Insurances	269	504
Rent	162	299
Other	271	319

	848	1,799

4. Other Assets

	3/31/2004	3/31/2003
	(in thousand euro)
Accrued interest on fixed income securities	193	309
Creditable capital gains tax	367	525
Sales tax (VAT) receivable	113	8
Capitalized project costs	572	0
Other	110	450

	1,355	1,292

LION bioscience AG

5. Property, Plant and Equipment

	3/31/2004	3/31/2003
	(in thousand euro)
Laboratory equipment	0	860
Laboratory equipment (capital lease)	0	67
Computer software	501	1,047
Computer hardware (capital lease)	39	9
Furniture and office equipment	1,222	2,931
Leasehold improvements	1,031	1,976

	2,793	6,890

The reported net book values are derived from acquisition costs as of March 31, 2004 of € 16,013,900 and € 29,013,600 as of March 31, 2003 and accumulated depreciation of € 13,220,700 as of March 31, 2004 and € 22,123,300 as of March 31, 2003.

The net book values as of March 31, 2004 includes accumulated depreciation of € 117,400 (March 31, 2003: € 2,346,900) relating to property, plant and equipment under capital lease.

Depreciation of property, plant and equipment totaled € 4,007,200 in fiscal year 2004, as compared to € 9,326,800 in 2003 and € 7,986,100 in 2002. Of these totals € 16,000 are included in discontinued operations, as compared to € 3,259,000 in 2003 and € 1,275,000 in 2002.

Due to various restructuring activities of LION in fiscal year 2004 and the related decrease in headcount, property, plant and equipment was reviewed for potential impairment charges. The Company recorded an impairment charge for office furniture and IT equipment that were no longer needed and were to be sold. The total impairment charge was determined as the difference between the expected proceeds from sale and the remaining book values. Additionally, certain leasehold improvements have been written off as they relate to vacated office space, and an impairment charge was recorded related to software that is no longer used by the Company’s R&D department. The impairment charge in fiscal year 2004 is as follows (in € thousand):

4/1/2003 – 3/31/2004
(in thousand euro)
Software	80
Hardware	41
Furniture and office equipment	36
Leasehold improvements	53

210

6. Marketable Securities

	3/31/2004	3/31/2003
	(in thousand euro)
Equity securities	412	239
Debt securities	13,400	12,523

	13,812	12,762

LION bioscience AG

The following table shows the Company’s investments in marketable securities available for sale (in thousand euros):

	3/31/2004
Securities available-for-sale	Acquisition costs	Market or fair value	Unrealized gains	Unrealized losses
Equity securities	111	412	301	0
Debt securities	13,113	13,400	287	0

	13,224	13,812	588	0

	3/31/2003
Securities available-for-sale	Acquisition costs	Market or fair value	Unrealized gains	Unrealized losses
Equity securities	111	239	128	0
Debt securities	12,393	12,523	167	37

	12,504	12,762	295	37

The debt securities at March 31, 2004 have following maturities (in thousand euros):

	Acquisition costs	Market or fair value
Up to 1 year	5,068	5,138
After 10 years	8,045	8,262

	13,113	13,400

Effective as of the beginning of fiscal year 2003, the Company reclassified all of its securities previously classified as “held-to-maturity” to the category “available-for-sale” and reports all of its securities as short-term securities available-for-sale. This reclassification was necessary as a result of the Company’s determination that the securities will need to be sold during fiscal year 2003 to cover existing cash needs. Therefore all securities have been valued at their fair market value and all unrealized gains and losses have been reported in other comprehensive income.

In September 2003 the Company sold certain securities for proceeds of € 2.5 million. The Company realized a gain of € 0.2 million from this transaction, which is reported in income/(loss) from marketable securities and other long-term investments. Additionally, the Company bought a fixed income fund in fiscal year 2004 of € 2.0 million, but sold it during the same year due to its weak performance. The Company realized a loss of € 13,000 resulting from this transaction.

In fiscal year 2004 the Company realized interest income from its debt securities of € 536,200.

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

At the end of fiscal year 2002 the Company reviewed the value of the Paradigm stock and concluded that a reduction in value in the stock from the purchase price paid by the Company was other than temporary. Therefore, the Company wrote off the investment to the lower market price of $ 1.62 per share as of March 31, 2002. At December 31, 2002, the stock had a fair market value of $ 0.29 per share. Because of the ongoing decline in the share price during the first nine months of fiscal year 2003 the Company concluded that the

LION bioscience AG

reduction in value is other-than-temporary and recorded a decrease in fair market value of € 632,100 in the results of marketable securities and other long-term investments. As of March 31, 2003 the share price increased to $ 0.65. The corresponding increase in the market value of the Paradigm stock held by the Company of € 128,000 was reported in other comprehensive income. The increase of the share price to $ 1.26 as of March 31, 2004 was also reported in other comprehensive income.

7. Other Long-Term Investments

	3/31/2004	3/31/2003
	(in thousand euro)
BioSolveIT GmbH	549	549

In June 2001, the Company participated in founding BioSolveIT GmbH, Sankt Augustin, by acquiring a 15% interest at a price of € 548,800, including incidental acquisition costs. For accounting purposes, the investment is reported at the lower of cost or market. LION intends to hold the shares in BioSolveIT GmbH as a long-term investment.

8. Goodwill

	3/31/2004	3/31/2003
	( in thousand euro)
Trega Biosciences/NaviCyte operations	38,995	38,995
NetGenics operations	19,531	19,531

	58,526	58,526
Less write-off	(58,526)	(58,526

	0	0

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

LION bioscience AG

9. Other Intangible Assets

	Estimated useful life	3/31/2004	3/31/2003
	(in thousand euro)
Licenses	4 years	35	163
Internally developed software	3 years	9	228
Clone collections	3 years	0	185

		44	576

The reported net book values are derived from acquisition costs as of March 31, 2004 of € 14,570,000 and € 14,633,100 as of March 31, 2003 and accumulated amortization of € 14,525,900 as of March 31, 2004 and € 14,057,600 as of March 31, 2003.

According to SFAS No. 144, long-lived assets are required to be tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Due to the decline in the Company’s share price as mentioned in Note no. 9, the Company determined it was necessary to test its intangible assets for impairment. The results of this review resulted in an impairment charge related to software and technology and Customer Relationships, which were acquired in the acquisitions of Trega and NetGenics. The impairment charge was recorded in the second quarter of fiscal year 2003 based on the lower than expected revenues and cash flows from the acquisitions, and the significant decline in the Company’s share price. The impairment charge related to other intangible assets was € 3,485,000 and was included in amortization expense in the statements of operations, and is broken down as follows:

3/31/2003
(in thousand euro)
Software and technology	2,795
Customer relationships	690

3,485

Amortization of other intangible assets - without consideration of impairment charges - amounted to € 634,300 in fiscal year 2004 as compared to € 4,468,700 in fiscal year 2003 and € 5,173,500 in fiscal year 2002.

Amortization of other intangible assets for the following fiscal years is scheduled to be as follows:

FY	(in thousand euro)
2005:	44

LION bioscience AG

10. Accrued Liabilities

	3/31/2004	3/31/2003
	(in thousand euro)
Outstanding invoices	156	360
Vacation accrual	602	1,317
Consulting services	194	469
Supervisory Board	140	128
Audit of annual accounts, annual report and annual general meeting	519	625
Bonus payments	341	1,483
Lease and restructuring obligations (EITF 94-3)	269	5,598
Lease and restructuring obligations (SFAS 146)	914	0
Firm commitments	1,831	2,759
Loss contracts	275	1,483
Royalties	0	390
Contribution to Workmen’s compensation	16	120
Other	191	726

	5,448	15,458

Firm commitments

Firm commitments relate to obligations under long-term license agreements. The Company is contractually obligated to make future annual payments related to licenses and support and maintenance, which management has determined to be of no future value. The full amount of the obligation has been accrued.

Loss contracts

The loss contract accrual relates to estimated future losses on long-term professional services contracts. The accrual is based on management’s best estimate of the excess of costs to be incurred over the estimated revenues. In fiscal year 2004 costs of € 1,208,500 resulting from these contracts have been booked against the accrual.

Restructuring

Restructuring obligations according EITF 94-3:

As part of a cost reduction and restructuring program formally adopted by the Company, the Company has accrued the necessary restructuring obligations as of March 31, 2003. The program was adopted prior to December 31, 2002 and followed the guidance in EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. These expenses included retention and severance payments in connection with the termination of employees at the U.S. subsidiary and at the Company in Germany which became effective in the first and second quarters of fiscal year 2004, and lease termination payments in connection with the early termination of the Company’s long-term lease of a building with laboratory space during the third quarter of fiscal year 2003. The program involved the following major items:

•	termination of employees at U.S. and UK subsidiaries as well as in Germany

•	consolidation of the U.S. subsidiary’s two Ohio sites (in Cleveland and Columbus) into the Columbus site

•	termination of building lease

•	relocation of employees of U.S. subsidiary working from the laboratory space in the vacated building to another location

LION bioscience AG

Retention and severance payments were expected to be paid to up to 34 employees who were employed at several locations in the United States and 18 employees who were employed in Germany in several departments. Payments for severances and for the terminated lease space of unused space of the San Diego building have been recorded against the accrual in fiscal year 2004.

In fiscal year 2004, the accrual was increased by € 64,000. The accrual relates to severance payments for former employees of iD³™, who are currently on maternity leave. Total severances in the amount of € 154,000 will be paid out to the respective employees when they return from their maternity leave. The remaining € 115,000 relate entirely to severance payments, and are expected to be paid out by December, 2004.

The rollforward of the restructuring obligation from March 31, 2003 to March 31, 2004 is as follows:

	03/31/2003	Usage	Release	Addition	03/31/2004
	(in thousand euro)
General and administrative costs	59	59	0	0	0
Research and development costs	4,189	3,890	184	0	115
Discontinued operations	1,350	1,053	207	64	154

	5,598	5,002	391	64	269

Restructuring obligations according SFAS No. 146:

In the second quarter of FY 2004 the Company decided also to close down the Columbus site resulting in the termination of 19 employees as of September 30, 2003. These restructuring activities were accounted for according SFAS No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”. As of September 30, 2003, severance payments expected to be paid and rental obligations from non-cancellable contracts in the total amount of € 512,000 were accrued. As of March 31, 2004, € 492,000 was paid out and recorded against the accrual. The remaining € 20,000 is expected to be paid out in fiscal year 2005.

In the third quarter of FY 2004, the Company announced plans of further restructuring activities. These included a further decrease in headcount to approximately 190 employees as of March 31, 2004. Affected were the sites in San Diego, Cambridge, US and Heidelberg. Therefore, the company recorded costs of approximately € 300,000 for severances of which € 199,000 have been paid out by March 31, 2004. The remaining amount of € 101,000 is accrued as of March 31, 2004 and is expected to be used during the first nine months of fiscal year 2005.

Resulting from the decrease in headcount, rental expenses for unused office space in Heidelberg were accrued in the amount of € 580,000 as of December 31, 2003 because the long-term contract could not be terminated. As of March 31, 2004, € 60,000 of this accrual was used. In accordance with SFAS No. 146, the Company is required to reduce the accrual by amounts that could reasonably be expected to be received under subleases. Due to the current market condition for rental space in Heidelberg, the Company does not believe it is reasonable that this space will be subleased during the remaining rental contract, and therefore, has accrued the full, discounted amount of rental expenses to be incurred through expiration of the contract.

Due to the expiration of the collaboration with Bayer AG as of June 30, 2004, and the related closing of LION bioscience Research Inc. (LBRI), Cambridge, USA, the Company accrued € 273,000 for severances on a pro-rata basis. The total amount of severances and other closing-related personnel expenses is expected to be $ 0.7 million. The Company has communicated the pending closure to all effected employees, as well as the total benefits to be received. The accrued amounts relate to bonus and severance payments that will be paid if the employees continue working until the closure of the entity. The accrual according SFAS No. 146 is allocated as follows:

03/31/2004
(in thousand euro)
Cost of sales	273
General and administrative costs	608
Research and development costs	33

914

LION bioscience AG

11. Other Current Liabilities

	3/31/2004	3/31/2003
	(in thousand euro)
Payroll-related taxes and social security contributions	274	663
Stock options	0	180
Other	154	259

	428	1,102

12. Capital Lease

The Company has entered into leases for laboratory equipment and IT hardware that are treated as capital leases. Future minimum lease payments under capital lease obligations as of March 31, 2004 are:

(in thousand euro)
2005	16
2006	16
2007	16
2008	16
2009	10

Total minimum lease payments	74
Less: amounts representing imputed interest	(9)

Present value of minimum lease payments	65
Less: current portion	(13)

Non-current portion of capital lease obligations	52

13. Long-Term Debt

In December 1998, the Company entered into a loan agreement with Bayerische Hypo- und Vereinsbank to finance the Company’s research and development activities, under which it was entitled to borrow amounts up to € 4.6 million until December 31, 2007. As of March 31, 2000, the Company had made full use of this loan agreement. The loan amount is repayable in 16 equal, semi-annual installments, beginning on March 31, 2000.

LION bioscience AG

Interest is payable quarterly at a rate of 4.75% per annum. In connection with this loan, the Company granted the lender a security interest in one position of the Company’s fixed income securities.

The Company paid back the total amount of the loan and all accrued interest during fiscal year 2004 which was before its scheduled maturity.

	3/31/2003	3/31/2002
	(in thousand euro)
Loans, total	0	2,560
Short-term portion	0	(569)

Total long-term debt	0	1,991

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

By resolution of the annual general meeting on November 19, 1998, entered in the commercial register on March 31, 1999, the Company created conditional capital in the amount of DM 250,000 (€ 127,823) to accommodate the conversion of 10 convertible bearer bonds in the nominal amount of DM 5,000 each (total: DM 50,000), which were issued to Bayerische Hypo- und Vereinsbank AG and were to be converted prior to a public offering of the Company’s shares. As the holder of the convertible bonds, Bayerische Hypo- und Vereinsbank AG declared on June 19, 2000 that it would convert these into 50,000 shares of common stock. The conditional capital was thus utilized. In accordance with the terms of the convertible bonds, the bank paid a premium of DM 200,000 (€ 102,260). This capital increase was entered in the commercial register on June 27, 2000.

On June 28, 2000, the Company’s annual general meeting adopted a resolution to convert its capital stock from DM 9,337,500 to € 4,774,187.94 and to increase the capital stock by € 8,298,312.06 from Company funds from € 4,774,187.94 to € 13,072,500. The Company’s capital stock was redivided into 13,072,500 no par value bearer shares, each representing a nominal € 1 of the stated capital stock. These capital measures were entered in the commercial register on August 7, 2000.

Preferred Shares

By resolution of the annual general meeting of May 15, 2000, all existing preferred shares were converted into common stock. The holders of the preferred shares consented to this conversion by special resolution on May 15, 2000. The commercial register has entered the conversion on June 19, 2000. In addition, the annual general meeting annulled the management board’s authorization, contained in its resolution of October 6, 1998, to increase the Company’s capital stock by DM 2,050,000 (€ 1,048,165) on or before September 30, 2003 with respect to the residual sum of DM 112,500 (€ 57,266).

Conversion of Preferred Shares to Common Stock

The annual general meeting adopted a resolution on May 15, 2000 on the conversion of existing preferred shares to common stock. The holders of the preferred shares consented to this by special resolution on May 15, 2000. The commercial register entered the conversion on June 19, 2000. Under U.S. GAAP, converting preferred shares to common stock is treated as a repurchase of the stock originally issued and a subsequent new issue of stock.

LION bioscience AG

The difference between the fair value of the shares originally issued and that of the newly issued shares at the conversion date resulted in a non-cash expense for Company employees of € 8,743,000. For other shareholders, the conversion is classified as a deemed dividend (not affecting net income) of € 14,410,000. These mentioned amounts were recognized in the first quarter of fiscal year 2001.

Capital Increases in Connection with the Initial Public Offering

On June 28, 2000, the Company’s annual general meeting adopted a resolution to increase its capital stock from € 13,072,500 to € 17,647,875 against a cash contribution of € 4,575,375. Morgan Stanley & Co. International Ltd. subscribed for the newly issued shares in its own name and on behalf of the underwriters at an issue amount per share equivalent to the portion of the Company’s capital stock represented by each no par value share, on the condition that the new shares would be made available under the public offering. The difference between the issue price and the purchase price for the new shares created as part of the capital increase was paid to the Company.

Moreover, on June 28, 2000, the annual general meeting authorized the management board, with the consent of the supervisory board, to increase the Company’s capital stock by up to € 352,125 on one or more occasions on or before June 1, 2005 through the issuance of new common bearer shares against cash contributions. This authorized capital was mainly created to accommodate the exercise of the over-allotment option on a total of 606,125 shares. The preemptive rights of existing shareholders may be excluded if Morgan Stanley & Co. International Ltd. subscribes for the up to 352,125 new shares within 30 days of their being listed on a national or foreign stock exchange on its own behalf and for the account of the underwriters and agrees to pay the Company the difference between the issue price and the purchase price for the new shares created as part of the capital increase. Shareholders’ preemptive rights may also be excluded if the Company issues new shares against cash contributions and this capital increase, together with any shares issued from the authorized capital in the amount of € 5,825,000 and any of the Company’s own shares purchased by it, does not exceed 10% of the existing capital stock, and the issue price is not significantly lower than the market price. These capital measures were entered in the commercial register on August 7, 2000.

In connection with these capital measures, 5,181,500 shares were issued at a price of € 44.00, bringing the gross issue proceeds to € 227,986,000. After deduction of the IPO costs, the net proceeds came to approximately € 209 million.

In fiscal 2002, additional IPO-related expenses were incurred in the amount of € 154,000 and have been booked against additional paid-in capital.

Contingent capital

As of April 1, 2003, the Company had the following contingent capitals, which were reserved to grant option rights to shares in the Company to the management board and employees of the Company and its subsidiaries.

Contingent capital I:	€1,239,000.00
Contingent capital II	€636,400.00
Contingent capital III:	€111,617.00

All employees and one member of the Managing Board irrevocably waived any and all rights to the options at the end of fiscal year 2003. By resolution of the annual general meeting of August 7, 2003, the contingent capital I–III was canceled.

Capital Increases against contribution in kind

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

LION bioscience AG

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

Accumulated other comprehensive income/(loss)

Due to the decline in market prices of several marketable securities, the Company determined these decreases to be other than temporary and therefore reclassified € 2,020,400 in fiscal year 2003 as compared to € 8,455,700 in 2002 from accumulated other comprehensive income on its balance sheets to the results from marketable securities and other long-term investments in the statements of operations. In fiscal year 2004 the Company booked unrealized gains of € 330,500 against accumulated other comprehensive loss.

Employee Shares

During the acquisition of Trega Biosciences Inc., Trega’s employees were issued shares of LION in exchange for their Trega stock options. The difference between the purchase price and the fair value of the shares were recorded pro rata as a compensation expense over the two-year waiting period. In fiscal year 2004, € 0 was recorded as a compensation expense as compared to € 292,400 in fiscal year 2003 and € 316,400 in fiscal year 2002, respectively.

Stock Option Plans

As of March 31, 2003, LION had set-up three option plans. LION has granted stock options from two of these plans to its employees. As the exercise prices of these options exceeded the current market price of the LION stock, the Company agreed to offer a cash-settlement for all outstanding options based on the fair value of the options as calculated according to the Black-Scholes method. This offer was subject to the approval at the Annual General Meeting. Under the terms of the offer, the option holder had to irrevocably waive any and all rights to the options. In the event the offer was not subsequently approved at the Annual General Meeting, the option holder has to repay the cash consideration. The waiver however remains irrevocable even if approval was not obtained at the Annual General Meeting. As of March 31, 2003 this offer was accepted by all option holders of LION and its subsidiaries. The cash settlement was treated as an accelerated vesting of the options, so that unrecognized non-cash compensation expense in the amount of € 4,361,000 for both stock option plans has been recognized as of March 31, 2003. This amount has been included in the discussions below related to the two stock option plans. The estimated cash settlement of € 180,000 was accrued and charged against additional paid in capital at March 31, 2003. The amount of cash settlement, which exceeded the accrual as of March 31, 2003 by € 9,000 was recorded against additional paid in capital in fiscal year 2004.

The following sections explain the two option plans, from which options were granted and personnel expenses were recorded in fiscal years 2001 through 2003.

2000 Stock Option Plan

Under a stock option plan adopted by the Company on March 13, 2000 (the “2000 Option Plan”), and amended by resolutions adopted at the annual general meetings on May 15, 2000 and June 28, 2000, the Company’s management board was authorized to grant non-transferable options to acquire the Company’s shares to employees (up to 757,050) and members of the management board (up to 184,800) in Germany on or before December 31, 2004. In addition, members of the management boards and employees of LION subsidiaries may be granted options up to 82,250 and 214,900 of the Company’s shares, respectively.

LION bioscience AG

All permanent employees of LION AG and its subsidiaries were entitled to take part in the stock option program. In addition to imposing a vesting period of several years, the program contains defined performance targets to be achieved before options can be exercised. The program was designed to encourage individual employees to remain with the Company over the long term and to increase employees’ identification with the Company and its objectives.

In this respect, a non-cash compensation expense of € 4,662,600 was recorded in fiscal year 2003 as compared to € 3,776,100 in 2002. Of these totals, € 434,000 was included in discontinued operations as compared to € 422,800 in 2002.

In accordance with FASB No. 123, the fair value of options was determined on the basis of the Black-Scholes method. The following factors were relevant at the time the options were granted:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4
aRisk-free interest rate	5.50%	5.50%	5.50%	4.00%
Anticipated dividend distribution	0	0	0	0
Anticipated volatility	0.01%	75.00%	75.00%	75.00%
Anticipated option term	3 years	3 years	3 years	3 years
Remaining contractual life	5.25 years	5.75 years	6.00 years	6.75 years
Weighted average market price per option at grant date	€6	€41	€14	€10
Exercise price	€40.46	€78.29	€30.61	€19.72

Changes in stock options at March 31, 2003 were as follows:

	Stock options Number	Actual exercise price €	Stock options yet to be issued Number
In existence on April 1, 2001	1,217,250		21,750
Granted 4. tranche	38,600	20
Exercised	0
Expired	174,950
Lapsed	0

In existence on March 31, 2002	1,080,900		158,100

Exercisable on March 31, 2002	0

In existence on April 1, 2002	1,080,900		158,100
Exercised	0
Expired	286,125
Settled	794,775
Lapsed	0

In existence on March 31, 2003	0		0

Exercisable on March 31, 2003	0

LION bioscience AG

2001 Stock Option Plan

Under an additional stock option plan (“2001 Option Plan”), which was approved by a resolution adopted at the annual general meeting dated July 18, 2001, the Company’s management board is authorized to grant up to 636,400 non-transferable options for acquiring the Company’s shares to employees and members of the management board and employees and members of the management boards of LION subsidiaries on or before December 31, 2005. Up to 17% of all options may be granted to members of the Company’s management board, up to 5% to the members of the management boards of LION subsidiaries, and up to 78% to employees of the Company and its subsidiaries.

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

LION bioscience AG

15. Income Taxes

As required by SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are reported for temporary differences between the financial statements and the tax accounts.

The corporate tax rate is comprised of the German corporate tax rate of 26.375% (including solidarity surcharge) and effective German trade tax of 12.626%.

The reconciliation of actual tax expenses and the amount resulting from applying the German statutory corporate-tax rate to the pre-tax loss is as follows:

	Fiscal year ended March 31
	2004	2003	2002
	(in thousand euro)
Corporation tax and trade income tax at approximately 39%	(8,096)	(59,590)	(24,168)
Foreign taxes	326	313	261
Tax write-off of investment	0	12,870	0
Tax changes of loss carryforwards	40,513	20,028	0
Increase in valuation discount on deferred taxes	(32,417)	26,692	24,168

Tax on income and earnings	326	313	261

Deferred tax assets and liabilities arising from timing differences between the financial statements and the valuation of assets and liabilities for tax purposes are shown in the following table:

	March 31
	2004	2003
	(in thousand euro)
Deferred Tax Assets:
Accruals	848	0
Deferred revenues	1,515	3,629
Loss carryforward	116,114	147,355
Less valuation allowance	(118,473)	(150,890)

Net deferred tax assets	4	94

Deferred Tax Liabilities
Capitalized software	4	94

Net deferred tax liabilities	4	94

LION bioscience AG

As of March 31, 2004, loss carryforwards totaled approximately € 298 million, as compared to € 378 million as of March 31, 2003. Losses at German operations account for approximately € 189 million, and the U.S. subsidiaries for most of the rest. Loss carryforwards attributable to the acquired business of Trega Biosciences Inc. and NetGenics Inc. are also included. Of the total loss carryforwards, € 39,337,000 relates to permanent differences and therefore have been reversed in 2004. These gross deferred tax assets were previously offset by a full valuation allowance, thus there was no impact on the statements of operations or balance sheet. In Germany losses can be carried forward indefinitely. Whereas, as a rule, American tax law imposes a maximum period of 20 years. As of 2004 going forward, the utilization of tax losses in Germany is limited to 60% of taxable income exceeding € 1 million.

In view of the uncertainty regarding the Company’s future profitability and, accordingly, regarding the Company’s ability to utilize these losses, the Company has recorded a valuation allowance representing the balance of the net deferred tax assets.

C. Discontinued Operations

In October 2001, FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which deals with the accounting for and reporting of impairment and disposal of long-lived assets. SFAS No. 144 replaces both SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and APB Opinion No. 30, “Reporting the Results of Operations – Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occuring Events and Transactions.” However, SFAS No. 144 retains many of the basic provisions of SFAS No. 121. Similarly, SFAS No. 144 adopts the obligation of Opinion No. 30 that discontinued operations must be reported separately. The scope of the reporting obligation is expanded to include components of an entity that are disposed of by sale, retirement, demerger or spin-off or that are held for sale. SFAS No. 144 must be applied in fiscal years commencing after December 15, 2001, but may be applied earlier. The Company applied SFAS No. 144 starting April 1, 2002.

The Company closed down its in-house drug discovery (iD³) as of December 31, 2002 to focus on its core competencies, the development and implementation of information management software and solutions for the Life Science industry. The Company has closed down its iD³ activities in the US at the beginning of the third quarter of fiscal year 2003 and in Heidelberg as of December 31, 2003. The Company almost completed the total execution, including for example the sale of all assets held-for-sale, during fiscal year 2004.

The consolidated financial statements therefore have been reclassified to reflect iD³ business as a discontinued operation. Accordingly, the revenues, costs and expenses, assets and liabilities have been excluded from the respective captions in the consolidated statements of income and balance sheets and have been reported as discontinued operations for fiscal year 2004, 2003 and 2002. No costs or revenues were incurred or earned during fiscal year 2001 related to iD³ activities. Only direct costs and expenses were reported as discontinued operations. Expenses related to severance payments and lease termination payments of approximately € 1.9 million and € 0.9 million, respectively, have been incurred directly as result of the decision to close the inhouse drug discovery operations have been allocated to discontinued operations. A total of 82 employees were terminated in connection with the closure. The prior year results have been adjusted accordingly.

LION bioscience AG

The assets held-for-sale consist of:

	3/31/2004	3/31/2003
	(in thousand €)
Laboratory equipment	0	262
Computer software	0	39
Furniture and office equipment	0	21
Leasehold improvements	0	0

	0	322

The net book value of these assets recorded as of March 31, 2003 corresponds to the expected proceeds from the sale of these assets. During fiscal year 2003, the Company recognized € 1.8 million in losses from the write down to the estimated fair value and € 1.1 million from the loss on sale of assets, which are reported as discontinued operations.

In the first nine months of fiscal year 2004 the Company sold the remaining assets for net proceeds of € 522,500 and a gain of € 239,000. One asset with a remaining net book value of € 38,500 could not be sold and was therefore written-off to zero. In the second quarter of fiscal year 2004 the Company purchased laboratory equipment from a lessor, which was formerly capitalized under Capital lease. The acquisition costs of € 16,000 were expensed as impairment charge.

LION bioscience AG

The following table shows a reconciliation for each line item in the statements of operations between discontinued and continued operations:

	Fiscal year ended March 31, 2004			Fiscal year ended March 31, 2003
	Including Discontinued	Thereof Discontinued	As reported	Including Discontinued	Thereof Discontinued	As reported
Drug discovery	980	0	980	1,912	381	1,531
Licenses	8,174	0	8,174	12,450	0	12,450
Professional Services	7,518	0	7,518	12,681	0	12,681
Maintenance and Support	3,003	0	3,003	2,697	0	2,697

Total revenue	19,675	0	19,675	29,740	381	29,359

Cost-of-sales	9,466	0	9,466	18,677	0	18,677

Selling costs	8,276	0	8,276	11,233	4	11,229
General and administrative costs	9,064	(208)	9,272	22,334	844	21,490
Research and development costs	12,602	95	12,507	44,932	10,707	34,225
Other operating costs and expenses	(2,360)	(601)	(1,759)	(702)	1,031	(1,733)
Total costs and expenses (incl. COS)	37,048	(714)	(37,762)	96,474	12,586	83,888

Operating results before depreciation and amortization	(17,373)	714	(18,087)	(66,734)	(12,205)	(54,529)

Depreciation of property, plant & equipment and amortization of intangible assets	4,641	16	4,625	17,281	3,260	14,021
Impairment of goodwill	0	0	0	58,526	0	58,526

Operating results (in € thousand)	(22,014)	698	(22,712)	(142,541)	(15,465)	(127,076)

	Fiscal year ended March 31, 2002
	Including Discontinued	Thereof Discontinued	As reported
Drug discovery	3,972	1,074	2,898
Licenses	9,503	0	9,503
Professional Services	18,307	0	18,307
Maintenance and Support	1,314	0	1,314

Total revenue	33,096	1,074	32,022

Cost-of-sales	11,395	0	11,395

Selling costs	12,546	0	12,546
General and administrative costs	18,737	368	18,369
Research and development costs	42,880	8,980	33,900
Other operating costs and expenses	(1,104)	0	(1,104)
Total costs and expenses (incl. COS)	84,454	9,348	75,106

Operating results before depreciation and amortization	(51,358)	(8,274)	(43,084)

Depreciation of property, plant & equipment and amortization of intangible assets	13,160	1,275	11,885

Operating results	(64,518)	(9,549)	(54,970)

LION bioscience AG

D. Notes to the Statements of Operations

16. Depreciation and Amortization

The components of depreciation and amortization are as follows:

	Fiscal year ended March 31
	2004	2003	2002
	(in thousand euro)
Property, plant and equipment	4,007	9,327	7,986
Other intangible assets	635	4,469	5,174
Other intangible assets (Impairment)	0	3,485	0

Depreciation/amortization of PP&E and Other intangible assets	4,642	17,281	13,160

Goodwill (Impairment)	0	58,526	0

Total depreciation and amortization	4,642	75,807	13,160

Thereof one-time charges	210	62,846	0
Thereof discontinued operations	16	3,260	1,275

17. Interest result

	Fiscal year ended March 31
	2004	2003	2002
	(in thousand euro)
Interest income	1,413	3,810	6,517
Interest expense	(58)	(156)	(215)

Net	1,355	3,654	6,302

LION bioscience AG

18. Results from Marketable Securities and Other Long-Term Investments

The components of results from marketable securities and other long-term investments are as follows:

	Fiscal year ended March 31
	2004	2003	2002
	(in thousand euro)
Impairment of GeneProt investment	0	(8,509)	0
Impairment of Paradigm shares	0	(632)	(1,237)
Impairment of GMD investment	0	0	(8,830)
Impairment of Chemnavigator investment	0	(1,374)	0
Impairment of SimUtility investment	0	0	(1,726)
Impairment of fixed income equity securities	0	(919)	0
Impairment of fixed income securities	0	(469)	0
Income from the sale of Tripos shares	0	0	14,536
Tripos dividend payment	0	0	982
Impairment of investment funds	0	0	(7,218)
Realized loss on sales of investment funds	0	(1,612)	0
Realized gain/(loss) on sale of fixed income securities	227	(79)	0

Results from marketable securities / other long-term investments	227	(13,594)	(3,493)

In February 2000, the Company entered into a stock purchase agreement with Tripos Inc. (“Tripos”), a U.S. corporation, whereby it acquired 409,091 preferred shares for a total purchase price of $ 9 million. The Company reported the investment at cost. The preferred shares are convertible at the Company’s option into common stock at a ratio of 1:1 (subject to adjustments for stock splits, capital increases, and comparable equity transactions). The Tripos preferred shares are subject to mandatory conversion if the price of common shares exceeds a certain level on 30 consecutive days. Effective February 5, 2001, Tripos had a 2:1 stock split, which gave the Company 818,182 preferred shares. At the end of January 2002, the Company converted the preferred shares into common stock at a ratio of 1:1. At that time, Tripos paid LION accumulated dividends of about $ 890,000 on the convertible preferred shares. On February 7, 2002, the Company sold its entire portfolio of Tripos common shares for a total of € 23.7 million. The realized profit amounted to € 14.5 million.

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

LION bioscience AG

In connection with the Company’s acquisition in fiscal year 2001 of Trega Biosciences Inc. (“Trega”) the Company is also a shareholder in ChemNavigator.com Inc., San Diego, USA. Based on its review of financial information provided by ChemNavigator.com Inc., LION determined to fully write-off the investment as of March 31, 2003.

LION bioscience AG

E. Other Information

19. Supplemental Disclosure of Cash Flow Information

	Fiscal year ended March 31
	2004	2003	2002
	(in thousand euro)
Cash paid during the year
Interest expenses	58	156	215
Income taxes	326	313	261

Non-cash financing and investing activities
NetGenics contribution in kind	0	0	20,379

20. Acquisition of NetGenics, Inc.

Company Description

Effective March 4, 2002, the Company acquired NetGenics Inc. (“NetGenics”). NetGenics was incorporated in Delaware (USA) in 1996 and is based in Cleveland, OH (USA).

The purpose of the company was the development and marketing of software products and solutions and related consulting services for use by the pharmaceutical and biotech industries in integrating biological and chemical data. NetGenics collaborated on a research program with Schering AG, which was taken over by the Company after the acquisition.

By contract dated January 14, 2002 (“Merger Agreement”) LION and NetGenics agreed that LION would acquire 100% of the equity in NetGenics in exchange for shares in LION, represented by LION American Depository Shares. This agreement was based on a valuation of approximately $20 million for NetGenics, subject to certain adjustments on completion of the transaction, as detailed in the agreement. The exchange ratio was set forth in the Merger Agreement. On completion of the transaction, NetGenics became a wholly-owned subsidiary of LION.

NetGenics was first consolidated as of January 31, 2002, and accordingly its revenues and expenses for February and March 2002 were included in the consolidated statements of operations for fiscal 2002. If NetGenics had been acquired as of April 1, 2001 revenues, net loss and basic and diluted loss per share for fiscal year 2002 would have been € 43,041,000, € 69,967,000 and € 3.52, respectively.

21. Commitments and Contingencies

Operating Leases

The Company leases offices, laboratory space and equipment under non-cancellable operating leases. Future minimum lease payments under these agreements as of March 31, 2004 were:

	March 31,2004 in thousand euro	March 31,2003 in thousand euro
2005	937	1,176
2006	397	668
2007	222	426
2008	1	0
Thereafter	0	0

Total minimum lease payments	1,557	2,270

LION bioscience AG

We have included the prior year’s minimum lease payments for comparative purposes. Future lease payments, which are already accrued for in connection with the restructuring charges (see footnote no. 11) are not included in the above table.

Rental costs for fiscal year 2004 totaled € 2,902,600, as compared to € 9,029,500 in 2003 and € 5,165,900 in 2002. The rental expense in fiscal year 2004 includes an accrual of € 580,000 for future lease payments for office space in Heidelberg that the Company no longer uses and a lease termination payment of € 90,000 for office space at the closed facility in Columbus, Ohio, USA. In fiscal year 2003 the Company accrued and included in rental expense € 3,488,000 for net future lease obligations due to the closing of the drug discovery business and restructuring of the U.S. activities, of which € 0.872 million was included in discontinued operations. The sublease rental income amounted to € 595,600 which was included in the calculation of the accrual, as compared to € 136,400 in fiscal year 2003, and € 256,800 in 2002.

Litigation

From time to time the Company has been involved in litigations arising from its business activities. The Company is not aware of any such action that would have a material adverse effect on its earnings, liquidity, or financial position.

22. Collaboration and Service Agreements

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

As consideration for the services of LION under this basic agreement, Bayer is obligated to pay LION a sum equal to the LBRI operating costs pursuant to the annual budget, subject to a maximum budget increase of up to 10%. The total sums due over the term of the agreement may not exceed $ 26.8 million. LBRI’s operating costs are payable to LION by Bayer in advance at the beginning of July and January of each calendar year on the basis of the approved budget for the pertinent half year. Since LBRI incurs these costs, the Company recognizes the sums paid by Bayer as revenue. Advance payments received from Bayer that have not yet been reported as revenue, are shown as deferred revenue. Bayer also pays LION a fixed annual fee of € 1,283,000. This fixed annual fee is also reported as revenue on a straight-line basis over twelve months. In addition, Bayer pays license fees with respect to drugs and diagnostic products developed and marketed by Bayer on the basis of targets or genetic markers found by LBRI or LION or with the assistance of IT solutions supplied by LION or LBRI. For the fiscal years 2004, 2003 and 2002, the Company reported revenues of € 5,541,000, € 6,445,000 and € 10,997,000, respectively, under this agreement.

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

LION bioscience AG

The agreement expires on June 30, 2004, but can be terminated by either party, on an annual basis, on the grounds of non-performance.

In conjunction with significant strategic changes within the Bayer Group, the option to acquire LBRI was not exercised by Bayer’s Health Care Group. As a result Lion will close down the Cambridge, US operations on June 30, 2004. The related costs are accrued for pro-rata as described in Note no. 10.

LBRI has been contributing a significant portion of total revenues, 28% in FY 2004, 22% in FY 2003 and 34% in FY 2002. Due to the nature of the agreement, the collaboration generated positive cash flows and profit contributions. The business volume of the collaboration cannot be recovered immediately. As a result the company is anticipating significantly lower revenues for FY 2005. The continuation of the collaboration with Bayer on a significantly smaller scale is still under negotiations.

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

On December 11, 2001 (“First Amendment”), and March 29, 2002 (“Second Amendment”) amendments to the Development Agreement effective January 1, 2002 established a new schedule for reaching five milestones and extended the contract until January 1, 2004. The achievement of the agreed-upon milestones triggers the acceptance test by Bayer. Payments are dependent on Bayer’s acceptance of the predetermined milestones.

Effective June 25, 2002, the development agreement was amended again (“Third Amendment”). The parties agreed to postpone the milestone due in the first quarter to the third quarter of fiscal year 2003. At the same time the term of the development agreement was extended until July 1, 2004. Effective December 16, 2002 a fourth amendment (“Fourth amendment”) was signed, which supercedes the previous three amendments. The postponed milestone has been accepted, a new schedule for deliverables and payments has been established and the total volume of the project has been reduced. Revenues related to this agreement are recorded when the milestone has been accepted by Bayer.

The Company reported revenues in fiscal years 2004, 2003 and 2002 of € 2,107,000, € 3,299,000 and € 7,579,000, respectively, under this collaboration agreement. In addition, based on the Company’s best estimates, a loss on the contract is anticipated in fulfilling its obligations under the contract. Therefore, the Company has accrued € 920,000 as a loss contract provision, which is included in cost-of-sales in fiscal year 2003. In fiscal year 2004 costs of € 645,500 were recorded against the accrual.

On May, 16, 2002 the Company entered into a collaborative research and development agreement with Paradigm. This agreement defines the cooperation of both parties within the ATP grant. The parties have applied to participate in the Advanced Technology Program (“ATP”) administered by the National Institute of Standards and Technology (“NIST”) as a contractual joint venture with the objective of assembling and developing a software suite and data solution that allows users to better identify targets for lead compound discovery and product development by integrating large streams of biological and biochemical data from heterogeneous sources into coherent data sets that accurately represent underlying biological relationships (the “Target Assessment Technologies Suite” or (TATS). The grant award amounts to $ 11.7 million and will run for five years. Both parties will each receive approximately 50% of the grant. Based on the annual budgets, pending the approval by NIST, the parties will receive up to 50% of the costs incurred. Any intellectual property developed by LION will be fully owned by LION for its own use. Any IP developed jointly by Paradigm and LION will be jointly owned. In fiscal year 2004 LION initially reduced its part of the cooperation to a maximum commitment amount of $1.5 million over five years. Subsequently, in December 2003, the Company entered into an agreement with Paradigm to terminate the research and development agreement with Paradigm effective February 28, 2004 at the latest. According to the contract dated January 23, 2004 and an amendment dated February 28, 2004 the parties agreed to terminate the cooperation effective March 31, 2004. The Company made this decision since the activities within the ATP grant no longer focus on LION’s core activities.

LION bioscience AG

23. Related Party Transactions

The Company has entered into several research and development agreements with Bayer, which is a shareholder of the Company. It also has contractual relationships with EMBL and DKFZ, which are also shareholders of the Company. None of these shareholders have a material influence on the company.

24. Business Segments and Foreign Business Activities

Due to the current management structure, the Company is currently managed as one segment for purposes of segment reporting requirements.

The following amounts relating to geographical locations are included in the consolidated financial statements:

	Fiscal year ended March 31
	2004	2003	2002
	(in thousand euro)
Revenues (1)
Germany	3,684	5,046	10,026
United States	12,107	18,112	16,547
Other	3,884	6,201	5,449

Group	19,675	29,359	32,022

Operating results before Depreciation and Amortization
Germany	(4,260)	(15,111)	(11,026)
United States	(10,103)	(34,428)	(27,848)
Other	(3,724)	(4,990)	(4,210)

Group	(18,087)	(54,529)	(43,084)

Long-Lived Assets
Germany	1,866	3,555	5,486
United States	479	2,704	7,209
Other	448	631	708

Group	2,793	6,890	13,403

(1)	Revenues are allocated based on customer location.

LION bioscience AG

25. Loss per Ordinary Share

The following table shows the calculation of the basic and diluted net loss per common share:

	Fiscal year ended March 31
In thousand euro, except share and per-share data	2004	2003	2002
Numerator
Net loss for the year from continuing operations	(21,456)	(137,329)	(52,422)
Net loss for the year from discontinued operations	698	(15,465)	(9,549)

Net loss for the year, total	(20,758)	(152,794)	(61,971)

Denominator
Weighted averages of ordinary shares outstanding	19,870,175	19,870,175	18,940,029

Basic and diluted net loss per ordinary share from continuing operations	(1.08)	(6.91)	(2.77)
Basic and diluted net loss per ordinary share from discontinued operations	0.04	(0.78)	(0.50)

Basic and diluted net loss per ordinary share	(1.04)	(7.69)	(3.27)

Stock options issued are not considered in calculating the diluted net loss per common share, due to their anti-dilutive effect.

26. Compensation of the Governing Bodies

a) Management board

In the previous fiscal year, the members of the management board received total compensation of € 1,160,000, in fiscal year 2004 the amount is:

Name	Period	Fix Salary	Variable Salary	Total
Dr. Friedrich von Bohlen und Halbach	04/01/2003 – 12/31/2003	201,000	€0	€201,000	€
Martin Hollenhorst	04/01/2003 – 03/31/2004	229,000	€40,000	€269,000	€
Dr. Daniel Keesman	04/01/2003 –03/31/2004	224,000	€40,000	€264,000	€

Total		654,000	€80,000	€734,000	€

Additionally the Company paid management bonuses for fiscal year 2003, which exceeded the accrued liability as of March 31, 2003 by € 29,500. Also severances for a former board member of € 317,000 were paid out in fiscal year 2004

LION bioscience AG

b) Supervisory Board

In fiscal year 2004, the members of the supervisory board received total compensation of € 148,000 (previous year: € 134,000).

Jürgen Dormann	70,000	€	(Chairman)
Prof. Dr. Klaus Pohle	27,000		€(8 months deputy chairman and chairman of audit committee)
Richard Roy	22,000	€
Dr. Thomas Schürrle	5,000		€(4 months deputy chairman)
Jörn Aldag	5,000		€(4 months)
Markus Metyas	5,000		€(4 months)
Dr. Michael Steiner	5,000		€(4 months)
Travel Expenses	9,000	€

Total	148,000	€

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2004

LION BIOSCIENCE AKTIENGESELLSCHAFT

/s/ MARTIN HOLLENHORST
Martin Hollenhorst Co-CEO and Chief Financial Officer

/s/ DR. DANIEL KEESMAN
Dr. Daniel Keesman Co-CEO and Chief Operating Officer